UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2010

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____ .

Table of Contents

1 - Press Release	3
Highlights	4
Main Information	6
Ratings	8
Summarized Analysis of Adjusted Income	9
Economic Scenario	20
Main Economic Indicators	21
Guidance	22
Statement of Income – Book vs. Managerial vs. Adjusted	23
2 - Economic and Financial Analysis	27
Balance Sheet	28
Adjusted Statement of Income – Consolidated	29
Financial Margin – Interest and Non-Interest	29
– Financial Margin - Interest	30
• Loan Financial Margin - Interest	32
• Funding Financial Margin - Interest	48
• Securities/Other Financial Margin - Interest	53
• Insurance Financial Margin - Interest	53
– Financial Margin – Non-Interest	54
Insurance, Private Pension and Savings Bonds	55
– Bradesco Vida e Previdência	59
– Bradesco Saúde – Consolidated	61
– Bradesco Capitalização	62
– Bradesco Auto/RE	64
Fee and Commission Income	66
Administrative and Personnel Expenses	72
– Coverage Ratio	75
Tax Expenses	75
Equity in the Earnings (Losses) of Unconsolidated Companies	76
Other Operating Expenses (Net of Operating Revenues)	76
Operating Result	77
Non-Operating Income	77
3 - Return to Shareholders	79
Sustainability	80
Investor Relations Area – IR	80
Corporate Governance	81
Bradesco Shares	81
Main Indicators	83
Dividends / Interest on Shareholders’ Equity – JCP	84
4 - Additional Information	85
Products and Services Market Share	86
Compulsory/Liabilities	87
Investments in Infrastructure, Information Technology and Telecommunication	88
Market Risk	88
5 - Report of Independent Auditors	91
Independent Auditor’s Report on the Limited Review of Supplementary Accounting Information presented in the Report on Economic and Financial Analysis	92
6 - Financial Statements, Independent Auditor’s Report, Summary of the Audit Committee’s Report and Report of the Fiscal Council	93
Consolidated Financial Statements	94

Forward-Looking Statements

This Report on Economic and Financial Analysis contains forward-looking statements relating to our business. Such statements are based on management’s current expectations, estimates and projections about future events and financial trends, which could affect our business. Words such as: “believes,” “anticipates,” “plans,” “expects,” “intends,” “aims,” “evaluates,” “predicts,” “foresees,” “projects,” “guidelines,” “should” and similar expressions are intended to identify forward-looking statements. These statements, however, do not guarantee future performance and involve risks and uncertainties, which could be beyond our control. Furthermore, certain forward-looking statements are based on assumptions that, depending on future events, may prove to be inaccurate. Therefore, actual results may differ materially from the plans, objectives, expectations, projections and intentions expressed or implied in such statements.

Factors which could modify actual results include, among others, changes in regional, national and international commercial and economic conditions; inflation rates; increase in customer delinquency on the account of borrowers in loan operations, with the consequent increase in the allowance for loan losses; loss of funding capacity; loss of clients or revenues; our capacity to sustain and improve performance; changes in interest rates which could, among other events, adversely affect our margins; competition in the banking sector, financial services, credit card services, insurance, asset management and other related sectors; government regulations and fiscal matters; disputes or adverse legal proceedings or rulings; as well as credit risks and other loan and investment activity risks.

Accordingly, the reader should not rely excessively on these forward-looking statements. These statements are valid only as of the date they were prepared. Except as required under applicable legislation, we assume no obligation whatsoever to update these statements, whether as a result of new information, future events or for any other motive.

Few numbers of this Report were submitted to rounding adjustments.
Therefore, amounts indicated as total in certain charts may not correspond to the arithmetic sum of figures preceding them.

Press Release

1

Management, Preparation and Disclosure of the Report on Economic and Financial Analysis and the Consolidated Financial Statements of Bradesco Organization

ISO 9001:2008

Highlights

The main figures obtained by Bradesco in the first half of 2010 are presented below:

1.   Adjusted Net Income(1) in the period of R$4.602 billion (up 16.4% from R$3.952 billion in the first half of 2009), corresponding to R$2.19 per share in the last 12 months and Return on Average Equity(2) of 22.8%.

2.   Adjusted Net Income was composed of R$3.198 billion from financial activities, which represented 69% of the total, and R$1.404 billion from insurance, private pension and savings bond activities, which accounted for 31% of the total.

3.   On June 30, 2010, Bradesco's market capitalization stood at R$87.9 billion(3), while the price of preferred shares rose by 10.3%(4) in the last 12 months.

4.   Total Assets stood at R$558.100 billion in June 2010, an increase of 15.7% from the balance in the same period of 2009, while Return on Average Assets was 1.7%.

5.   The Total Loan Portfolio(5) stood at R$244.788 billion in June 2010, up 15.0% from the same period in 2009. Operations with individuals totaled R$89.648 billion (up 20.7%), while operations with corporate clients totaled R$155.141 billion (up 12.0%).

6.   Total Funding and Assets under Management stood at R$767.962 billion, an increase of 18.6% from June 2009.

7.   Shareholders' Equity was R$44.295 billion in June 2010, up 18.8% from a year earlier. Meanwhile, the Capital Adequacy Ratio (Basel II) stood at 15.9%, of which 13.9% under Tier I Capital.

8.   In the first half of 2010, R$3.290 billion in Interest on Shareholders' Equity and Dividends was paid to shareholders and provisioned, of which R$1.538 billion was related to the net income in the period (R$792 million as monthly and interim dividends and R$746 million provisioned) and R$1.752 billion was related to fiscal year 2009 (R$43 million paid on January 4, 2010 and an additional payment of R$1.709 billion made on March 9, 2010).

9.   The Efficiency Ratio(6) stood at 42.0% in June 2010 (41.5% in June 2009).

10. Insurance Premiums Written, Social Security Contributions and Savings Bond Revenue reached a combined total of R$14.359 billion in the first six months of 2010. Technical provisions stood at R$79.308 billion, representing 31.4% of Brazil's insurance industry (period: May 2010). Bradesco's Insurance Group serves nearly 34 million clients, participants and insured individuals.

11. Investments in infrastructure, information technology and telecommunications amounted to R$1.707 billion in the first half of 2010, up 5.6% from the same period of 2009.

12. In the first six months of 2010, taxes and contributions, including social security, paid or provisioned, amounted to R$7.087 billion, of which R$3.203 billion corresponded to taxes withheld and collected from third parties, and R$3.884 billion to taxes levied on the activities of Bradesco Organization in the first half of 2010, equivalent to 84.4% of Adjusted Net Income.

13. Banco Bradesco has an extensive customer service network throughout Brazil, with 6,283 Branches, PAB mini-branches and PAAs (3,476 Branches, 1,215 PABs and 1,592 PAAs). Customers can also use 1,565 PAEs, 31,387 ATMs in the Bradesco Dia&Noite (Day&Night) network, 23,190 Bradesco Expresso service points, 6,177 Banco Postal branches and 8,379 ATMs in the Banco24Horas network.

(1) According to the non-recurring events described on page 8 of the Report on Economic and Financial Analysis; (2) Excludes the effects from asset valuation adjustments registered under Shareholders' Equity; (3) R$96.1 billion based on the total number of shares (less treasury shares) x closing quote for the preferred shares on last day in the period (most liquid share); (4) Considering the reinvestment of dividends/interest on equity; and (5) Includes Sureties and Guarantees, prepayment of credit card receivables and loan assignment (FIDC and CRI); and (6) Last 12 months.

14. In the first half of 2010, salaries plus payroll charges and benefits totaled R$3.682 billion. Benefits provided to the 89,204 employees of Bradesco Organization and their dependents amounted to R$841.433 million, while investments in training and development programs totaled R$37.825 million.

15. In April 2010, Bradesco and Banco do Brasil signed a Memorandum of Understanding to enter into a partnership to manage a Brazilian brand of credit, debt and prepaid cards for both account holders and customers without accounts at the Bank, called "Elo", which will, among other activities, also create new business opportunities for private-label cards.

16. In June 2010, Bradesco completed the acquisition of controlling interest in Ibi Services S. de R.L. México (Ibi México) and RFS Human Management S. de R.L., Ibi México's subsidiary, for approximately R$297 million. The transaction comprises a 20-year partnership with C&A México S. de R.L. (C&A México).

17. In July 2010, Bradesco concluded the acquisition of 2.09% of capital in Cielo S.A. for R$431.7 million, and 10.67% of the capital in Companhia Brasileira de Soluções e Serviços CBSS for R$141.4 million.

18. Main Awards and Recognitions in the second quarter of 2010:

   · Bradesco was the first financial institution to win the "Modern Consumer Award of Excellence in Customer Service", in three categories: Retail Bank, Premium Bank and Credit Cards (Consumidor Moderno magazine / GKF);

   · Grupo Bradesco de Seguros e Previdência was the highlight in the 7th edition of the "Prêmio Segurador Brasil" (Brazilian Insurer Award), receiving recognition in seven categories (Editora Brasil Notícias);

   · Bradesco is the largest private Brazilian group among the 100 largest companies on the planet (Ranking-Forbes 2000);

   · Bradesco is the private company and financial institution with the most valuable brand in Brazil, which was appraised at R$14.9 billion, based on a study conducted by the specialized consulting firm BrandAnalytics/Millward Brown (IstoÉ Dinheiro magazine).

   · Bradesco is the best stock fund manager according to a survey conducted by Standard & Poor's (ValorInveste magazine); and

   · The 2008 Bradesco Sustainability Report was the winner of the GRI Reader's Choice Awards 2010 in the Most Effective Report Category (Global Reporting Initiative).

19. On the sustainability front, Bradesco divides its actions into three pillars: (i) Sustainable Finances, with a focus on banking inclusion, social and environmental variables for loan approvals and offering social and environmental products; (ii) Responsible Management, focused on valuing professionals, improving the workplace and adopting eco-efficient practices; and (iii) Social and Environmental Investments, focusing on education, the environment, culture and sports. The highlight in this area is Fundação Bradesco, which for 53 years has been developing a broad social and educational program that operates 40 schools across Brazil. In 2010, a R$268.010 million budget will provide over 660 thousand service events, of which 112 thousand were provided to students in its own schools. In addition, the more than 50 thousand basic education students also receive, at no charge, uniforms, school supplies, meals and health and dental assistance. Over 550 thousand students will be served through the Virtual School, its e-learning portal, through the Digital Inclusion Centers (CIDs) and through programs conducted under strategic partnerships, like Educa+Ação.

Key Statistics

	2Q10	1Q10	4Q09	3Q09	2Q09	1Q09	4Q08	3Q08	Variation %
									2Q10 x 1Q10	2Q10 x 2Q09
Statement of Income for the Period - R$ million
Net Income	2,405	2,103	2,181	1,811	2,297	1,723	1,605	1,910	14.4	4.7
Adjusted Net Income	2,455	2,147	1,839	1,795	1,996	1,956	1,806	1,910	14.3	23.0
Total Financial Margin	8,047	7,689	7,492	7,587	7,560	7,115	5,924	5,674	4.7	6.4
Gross Loan Financial Margin	5,757	5,630	5,373	5,150	4,979	4,576	4,256	4,081	2.3	15.6
Net Loan Financial Margin	3,596	3,442	2,678	2,242	1,861	1,814	2,368	2,410	4.5	93.2
Expenses with Allow ance for Loan Losses	(2,161)	(2,188)	(2,695)	(2,908)	(3,118)	(2,762)	(1,888)	(1,671)	(1.2)	(30.7)
Fee and Commission Income	3,253	3,124	3,125	2,857	2,911	2,723	2,698	2,698	4.1	11.7
Administrative and Personnel Expenses	(4,976)	(4,767)	(4,827)	(4,485)	(4,141)	(4,007)	(4,230)	(4,019)	4.4	20.2
Premiums from Insurance, Private Pension Plans Contribution and Income from Savings Bonds	7,163	7,196	8,040	6,685	6,094	5,514	6,204	5,822	(0.5)	17.5
Balance Sheet - R$ million
Total Assets	558,100	532,626	506,223	485,686	482,478	482,141	454,413	422,662	4.8	15.7
Securities	156,755	157,309	146,619	147,724	146,110	130,816	131,598	132,373	(0.4)	7.3
Loan Operations (1)	244,788	235,238	228,078	215,536	212,768	212,993	213,602	195,604	4.1	15.0
- Individuals	89,648	86,012	82,085	75,528	74,288	73,694	73,646	69,792	4.2	20.7
- Corporate	155,141	149,226	145,993	140,008	138,480	139,299	139,956	125,812	4.0	12.0
Allowance for Loan Losses (PLL)	(15,782)	(15,836)	(16,313)	(14,953)	(13,871)	(11,424)	(10,263)	(9,136)	(0.3)	13.8
Total Deposits	178,453	170,722	171,073	167,987	167,512	169,104	164,493	139,170	4.5	6.5
Technical Provisions	79,308	77,685	75,572	71,401	68,829	66,673	64,587	62,888	2.1	15.2
Shareholders' Equity	44,295	43,087	41,754	38,877	37,277	35,306	34,257	34,168	2.8	18.8
Funds Raised and Managed	767,962	739,894	702,065	674,788	647,574	640,876	597,615	570,320	3.8	18.6
Performance Indicators (%) on Adjusted Net Income (except when otherw ise stated)
Adjusted Net Income per Share - R$ (2)	2.19	2.07	2.02	2.04	2.06	2.07	2.04	2.07	5.8	6.3
Book Value per Share (Common and Preferred) - R$	11.77	11.45	11.10	10.49	10.04	9.51	9.22	9.20	2.8	17.2
Annualized Return on Average Shareholders' Equity (3)(4)	22.8	22.2	20.3	21.5	23.3	24.1	23.8	25.4	0.6 p.p	(0.5) p.p
Annualized Return on Average Assets (4)	1.7	1.7	1.6	1.6	1.7	1.7	1.9	2.0	-	-
Average Rate - (Adjusted Financial Margin / Total Average	8.2	8.1	8.1	8.3	8.2	7.8	7.0	7.4	0.1 p.p	-
Assets - Repos - Permanent Assets) Annualized
Fixed Assets Ratio - Total Consolidated	20.9	19.8	18.6	15.4	15.1	14.1	13.5	17.6	1.1 p.p	5.8 p.p
Combined Ratio - Insurance (5)	84.7	85.2	85.3	88.9	85.5	86.2	89.7	84.4	(0.5) p.p	(0.8) p.p
Efficiency Ratio (ER) (2)	42.0	41.2	40.5	40.9	41.5	42.5	43.3	43.0	0.8 p.p	0.5 p.p
Coverage Ratio (Fee and Commission Income/Administrative and Personnel Expenses)(2)	64.9	66.0	66.5	66.4	67.3	67.2	68.4	70.4	(1.1) p.p	(2.4) p.p
Market Capitalization - R$ million (6)	87,887	100,885	103,192	98,751	81,301	65,154	65,354	88,777	(12.9)	8.1
Loan Portfolio Quality % (7)
PLL / Loan Portfolio	7.6	8.0	8.5	8.3	7.7	6.3	5.7	5.5	(0.4) p.p	(0.1) p.p
Non-Performing Loans (>60 days (8) / Credit Portfolio)	4.9	5.3	5.7	5.9	5.6	5.2	4.4	4.0	(0.4) p.p	(0.7) p.p
Delinquency Ratio (> 90 days (8)/ Loan Portfolio)	4.0	4.4	4.9	5.0	4.6	4.2	3.4	3.4	(0.4) p.p	(0.6) p.p
Coverage Ratio (> 90 days (8))	188.5	180.8	174.6	166.5	169.1	152.4	165.6	163.6	7.7 p.p	19.4 p.p
Coverage Ratio (> 60 days (8))	155.8	151.3	148.6	139.4	137.9	122.3	130.7	135.7	4.5 p.p	17.9 p.p
Operating Limits %
Capital Adequacy Ratio - Total Consolidated (9)	15.9	16.8	17.8	17.7	17.0	16.0	16.1	15.6	(0.9) p.p	(1.1) p.p
- Tier I	13.9	14.3	14.8	14.3	14.3	13.2	12.9	12.5	(0.4) p.p	(0.4) p.p
- Tier II	2.1	2.6	3.1	3.5	2.8	2.9	3.3	3.3	(0.5) p.p	(0.7) p.p
- Deductions	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.2)	-	-

	Jun10	Mar10	Dec09	Sep09	Jun09	Mar09	Dec08	Sep08	Variation %
									Jun10 x Mar10	Jun10 x Jun09
Structural Information - Units
Service Points	49,154	46,570	44,577	42,563	41,003	39,275	38,027	35,924	5.5	19.9
- Branches	3,476	3,455	3,454	3,419	3,406	3,375	3,359	3,235	0.6	2.1
- Advanced Service Branch (PAAs) (10)	1,592	1,451	1,371	1,338	1,260	1,183	1,032	902	9.7	26.3
- Mini-Branches (PABs) (10)	1,215	1,200	1,190	1,194	1,192	1,184	1,183	1,185	1.3	1.9
- Electronic Service Branch (PAEs) (10)	1,565	1,564	1,551	1,539	1,528	1,512	1,523	1,561	0.1	2.4
- External ATM Network Terminals	3,827	3,664	3,577	3,569	3,516	3,389	3,296	3,074	4.4	8.8
- Banco24Horas ATM Network Terminals (11)	7,358	6,912	6,486	5,980	5,558	5,068	4,732	4,378	6.5	32.4
- Banco Postal (Postal Bank)	6,177	6,110	6,067	6,038	6,011	5,959	5,946	5,924	1.1	2.8
- Bradesco Expresso (Correspondent Banks)	23,190	21,501	20,200	18,722	17,699	16,710	16,061	14,562	7.9	31.0
- Bradesco Promotora de Vendas (Correspondent Banks)	743	702	670	753	822	884	883	1,078	5.8	(9.6)
- Credicerto Promotora de Vendas (Branches)	-	-	-	-	-	-	-	13	-	-
- Branches/Subsidiaries Abroad	11	11	11	11	11	11	12	12	-	-
ATM terminals	39,766	38,772	37,957	37,178	36,430	35,443	34,524	32,942	2.6	9.2
- Own	31,387	30,909	30,657	30,414	30,191	29,764	29,218	28,092	1.5	4.0
- Banco24Horas	8,379	7,863	7,300	6,764	6,239	5,679	5,306	4,850	6.6	34.3
Credit and Debit Card (12)- in millions	137.8	135.6	132.9	88.4	86.3	85.2	83.2	81.6	1.6	59.7
Employees (13)	89,204	88,080	87,674	85,027	85,871	86,650	86,622	85,577	1.3	3.9
Employees and Interns	8,913	9,605	9,589	9,606	9,439	9,292	9,077	8,971	(7.2)	(5.6)
Foundation Employees (14)	3,734	3,713	3,654	3,696	3,645	3,674	3,575	3,622	0.6	2.4
Clients - in millions
Checking Accounts	21.9	21.2	20.9	20.7	20.4	20.2	20.1	20.0	3.3	7.4
Savings Accounts (15)	37.1	36.2	37.7	35.1	33.9	34.2	35.8	33.8	2.5	9.4
Insurance Group	33.9	33.8	30.8	30.3	29.1	28.6	27.5	26.8	0.3	16.5
- Policyholders	29.3	29.2	26.3	25.8	24.6	24.1	23.0	22.4	0.3	19.1
- Pension Plan Participants	2.0	2.0	2.0	2.0	2.0	2.0	2.0	1.9	-	-
- Savings Bond Clients	2.6	2.6	2.5	2.5	2.5	2.5	2.5	2.5	-	4.0
Bradesco Financiamentos	3.5	3.8	4.0	4.1	4.0	4.2	4.9	4.9	(7.9)	(12.5)

(1)	Includes sureties and guarantees, advances of credit card receivables and loan assignments (receivables-backed investment funds FIDC and mortgage-backed receivables - CRI);
(2)	In the last 12 months;
(3)	Excludes asset valuation adjustments recorded under Shareholders' Equity;
(4)	Adjusted net income in the period;
(5)	Excluding additional provisions;
(6)	Number of shares (less treasury shares) multiplied by the closing price of common and preferred shares on the period s last trading day;
(7)	Excludes Sureties and Guarantees, advanced payment of credit card receivables and loan assignments (mortgage-backed receivables - FIDC and receivables-backed investment funds - CRI);
(8)	Credits overdue;
(9)	As of the third quarter of 2008, calculated in accordance with the new Basel Capital Accord (BIS II);
(10)	PAB: Branch located on the premises of a company and with Bradesco employees; PAE: ATM located on the premises of a company; PAA: service point located in a municipality without a Bank branch;
(11)

Considering overlapping service points within the Bank's own network: In June 2010 - 1,547, March 2010 - 1,490, December 2009 - 1,455, September 2009 - 1,452, June 2009 - 1,431, March 2009 - 1,379, December 2008 - 1,313, September 2008 - 1,218;

(12)	Includes Prepaid, Private Label, Pague Fácil and Banco Ibi as of the fourth quarter of 2009;
(13)	Considering Ibi Promotora Employees: in June 2010 2,142, March 2010 2,187 and December 2009 2,126;
(14)	Fundação Bradesco, Digestive System and Nutritional Disorder Foundation (Fimaden) and Bradesco Sports and Recreation Center (ADC Bradesco); and
(15)	Number of accounts.

Ratings

Main Ratings

Fitch Ratings
International Scale							Domestic Scale
Individual	Support	Domestic Currency		Foreign Currency			Domestic
B/C	3	Long-Term BBB +	Short-Term F2	Long-Term BBB		Short-Term F2	Long-Term AAA (bra)	Short-Term F1 + (bra)

Moody´s Investors Service
Financial Strength	International Scale						Domestic Scale
B -	Foreign Currency Debt	Domestic Currency Deposit		Foreign Currency Deposit			Domestic Currency
	Long-Term Baa2	Long-Term A1	Short-Term P - 1	Long-Term Baa3		Short-Term P-3	Long-Term Aaa.br	Short-Term BR - 1

Standard & Poor's						R&I Inc.	Austin Rating
International Scale - Counterparty Rating				Domestic Scale		International Scale	Corporate Governance	Domestic Scale
Foreign Currency		Domestic Currency		Counterparty Rating		Issuer Rating		Long-Term	Short-Term
Long-Term BBB	Short-Term A - 3	Long-Term BBB	Short-Term A - 3	Long-Term brAAA	Short-Term brA - 1	BBB -	AA	AAA	A -1

On June 30, 2010 the agency Fitch Ratings revised Bradesco's long-term Issuer Default Ratings from "Stable" to "Positive". The Insurer Financial Strength rating attributed to Bradesco Seguros of "BBB+" was also revised from "Stable" to "Positive". These events occurred after Brazil s credit outlook was upgraded from "Stable" to "Positive" on the 28th day of the same month.

Book Net Income vs. Adjusted Net Income

The main non-recurring events that influenced book net income in the periods below are presented in the following comparative chart:

	R$ million
	1H10	1H09	2Q10	1Q10
Net Income - Book	4,508	4,020	2,405	2,103
Non-Recurring Events	94	(68)	50	44
- Partial Sale - Cielo	-	(1,999)	-	-
- Additional PLL (1)	-	1,480	-	-
- Records of Tax Credits	(242)	-	-	(242)
- Provision for Tax Contingencies	397	-	-	397
- Provision for Civil Contingencies - Economic Plans	111	414	75	36
- Tax Effects	(172)	37	(25)	(147)
Adjusted Net Income	4,602	3,952	2,455	2,147
ROAE% (*)	22.3	23.7	24.2	21.7
ROAE(ADJUSTED) % (*)	22.8	23.3	24.7	22.2

(*)	Annualized.
(1)	Considering R$1.3 billion in the second quarter of 2009 and R$177 million in the first quarter of 2009, both from credit cards.

Summarized Analysis of Adjusted Income

To improve the understanding, comparability and analysis of Bradesco s results, we use the Adjusted Statement of Income for the analyses and comments contained in this Report on Economic and Financial Analysis, which is obtained from adjustments made to the Book	Statement of Income, and detailed at the end of this Press Release. Note that the Adjusted Statement of Income is the base adopted for the analyses and comments made in chapters 1 and 2 of this report.

	R$ million
	Adjusted Statement of Income
	1H10	1H09	Variation		2Q10	1Q10	Variation
			1H10 x 1H09				2Q10 x 1Q10
			Amount	%			Amount	%
Financial Margin	15,736	14,675	1,061	7.2	8,047	7,689	358	4.7
- Interest	15,069	13,193	1,876	14.2	7,663	7,406	257	3.5
- Non-Interest	667	1,482	(815)	(55.0)	384	283	101	35.7
PLL	(4,349)	(5,880)	1,531	(26.0)	(2,161)	(2,188)	27	(1.2)
Gross Income from Financial Intermediation	11,387	8,795	2,592	29.5	5,886	5,501	385	7.0
Income fromInsurance, Private Pension Plan and Savings Bond Operations (*)	1,369	1,066	303	28.4	786	583	203	34.8
Fee and Commission Income	6,377	5,634	743	13.2	3,253	3,124	129	4.1
Personnel Expenses	(4,358)	(3,760)	(598)	15.9	(2,238)	(2,120)	(118)	5.6
Other Administrative Expenses	(5,385)	(4,388)	(997)	22.7	(2,738)	(2,647)	(91)	3.4
Tax Expenses	(1,483)	(1,202)	(281)	23.4	(734)	(749)	15	(2.0)
Equity in the Earnings (Losses) of Unconsolidated Companies	48	19	29	152.9	19	29	(10)	(34.5)
Other Operating Income/Expenses	(1,138)	(871)	(267)	30.7	(588)	(550)	(38)	6.9
Operating Income	6,817	5,293	1,524	28.8	3,646	3,171	475	15.0
Non-Operating Income	(8)	109	(117)	-	(12)	4	(16)	-
Income Tax / Social Contribution	(2,171)	(1,440)	(731)	50.8	(1,161)	(1,010)	(151)	15.0
Minority Interest	(36)	(10)	(26)	-	(18)	(18)	-	-
Adjusted Net Income	4,602	3,952	650	16.4	2,455	2,147	308	14.3

(*)   Result of Insurance, Private Pension and Savings Bond Operations = Insurance, Private Pension and Savings Bond Retained Premiums Variation in the Technical Provisions of Insurance, Private Pension Plans and Savings Bonds Retained Claims Drawings and Redemption of Savings Bonds Selling Expenses with Insurance Plans, Private Pension Plans and Savings Bonds.

Adjusted Net Income and Profitability

In the second quarter of 2010, Bradesco's Adjusted Net Income was R$2,455 million, an increase of 14.3% or R$308 million from the previous quarter, which was primarily impacted by: (i) the growth in financial margin; (ii) higher fee and commission income; and (iii) higher income from the insurance, private pension and savings bond operations. In the six months ended June 30, 2010, adjusted net income reached R$4,602 million, up 16.4% or R$650 million from the same period in 2009.

The main causes of this result are described below in the analysis of main income statement items, with the consolidation of Banco Ibi's income accounts as of November 2009.

Shareholders Equity was R$44,295 million on June 30, 2010, increasing 18.8% from the same period a year ago. The Capital Adequacy Ratio reached 15.9%, of which 13.9% was under Tier I Capital, and was mainly impacted by the exclusion of the portion related to the build in the Allowance for Loan Losses (PLL).

Total assets stood at R$558,100 million in June 2010, up 15.7% in the last 12 months, driven by the expansion in operations and increased business volume, led by growth in the loan portfolio. Return on Average Assets (ROAA) remained stable at around 1.7%.

Efficiency Ratio (ER)

On a quarterly analysis, ER showed an improvement from 41.9% in the first quarter of 2010 to 41.5% in the second quarter of 2010, due basically to the improvement in financial margin and revenues from the insurance, private pension and savings bond areas.

Regarding the 12-month accumulated ER, the increases seen in the last two quarters are primarily due to outstanding treasury gains in the first and second quarters of 2009, which improved the indicator performance in those periods.

ER calculated on an "adjusted-to-risk" basis better show that this indicator better reflect the reality of presented results, since a clear deterioration of the indicator can be seen over 2009, as a result of the increase in provision for loans; whereas a recovery can be seen as of this year, due to an improvement in delinquency and subsequent reduction in related provision expenses.

(1)

Efficiency Ratio (ER) = (Personnel Expenses Employee Profit Sharing (PLR) + Administrative Expenses / Financial Margin + Fee and Commission Income + Income from Insurance + Equity in the Earnings (Losses) of Unconsolidated Companies + Other Operating Income - Other Operating Expenses). Considering the ratio between: (i) total administrative costs (Personnel Expenses + Administrative Expenses + Other Operating Expenses + Tax Expenses not related to revenue generation) and (ii) revenue net of related taxes (not considering Claims Expenses from the Insurance Group), our Efficiency Ratio in the second quarter of 2010 was 42.6%.

(2)	Includes PLL expenses, adjusted by discounts granted, by credit recuperation, by income from the sale of foreclosed assets, among other.

Financial Margin

The R$358 million increase between the second quarter of 2010 and the first quarter of 2010 was due to:

    · the R$257 million increase in income from interest-earning operations, which was basically explained by: (i) greater average volume of loan operations; and (ii) increases in the average rates of securities/other operations and funding; and

    · higher income from non-interest margin, of R$101 million.

In the comparison of the first half of 2010 with the same period of 2009, financial margin improved by R$1,061 million, or 7.2%, driven by:

    · the growth in income from interest-earning operations of R$1,876 million, mainly due to increased income from loan operations, which was positively impacted by the higher business volumes and margins;

and offset by:

    · reduced non-interest margin, of R$815 million, reflecting fewer gains from treasury/securities.

Total Loan Portfolio

In June 2010, Bradesco s loan operations (considering sureties, guarantees, advances of credit card receivables and assignment of receivables-backed investment funds and mortgage-backed securities) totaled R$244.8 billion. This expansion of 4.1% in the quarter is explained by increases of 4.2% in the Individuals portfolio, 6.7% in the SME portfolio and 1.7% in the Large Corporate portfolio.

In the comparison of the first six months of 2010 with the same period of 2009, the portfolio expanded by 15.0%, with growth of 21.4% in the SME portfolio, 20.7% in the Individuals portfolio and 5.0% in the Large Corporate portfolio.

In the Individuals segment, the products registering the strongest growth in the last 12 months were: payroll-deductible loans, credit cards (impacted by the acquisition of Banco Ibi in October 2009), BNDES/Finame onlending operations and vehicle CDC financing. In the Corporate segment, growth was led by BNDES/Finame onlending operations, real estate financing corporate plans, working capital and operations abroad.

Considering other operations with credit risk from the commercial area(1) mainly impacting operations with large corporate clients (debentures and promissory notes), which totaled nearly R$13.8 billion in June 2010 (R$10.5 billion in December 2009), total loan operations would be nearly R$258.6 billion in June 2010 (R$238.6 billion in December 2009), for growth of 8.4% in 2010 and 15.3% in the last 12 months.

(1) For more information, see page 36 of Chapter 2 of this Report.

Allowance for Loan Losses (PLL)

In the second quarter of 2010, expenses with the allowance for loan losses continued to decrease, even after taking into account loan portfolio growth of 4.1%. The reduction in relation to the previous quarter was mainly due to the increased efforts to recover credits, in addition to the decline in delinquency resulting from improved macroeconomic conditions in Brazil. PLL expenses dropped 26.0% in the first half of 2010 versus the same period in 2009, while loan operations grew 15.0% in the same period, thus showing the quality improvement in Bradesco's loan portfolio.

Delinquency Ratio > 90 days

The delinquency ratio for credits more than 90 days overdue decreased for the third consecutive quarter, from 5.1% in September 2009 to 4.0% in June 2010, benefitted by the improved domestic economic scenario, which fueled growth with quality in the loan portfolio and greater recovery of credits. This improvement was seen in all segments and, given the current economic scenario and the same levels of employment and consumption, there are expectations for an improved indicator, however, in lower levels.

Coverage Ratio

The graph below presents the evolution in the coverage ratio of the Allowance for Loan Losses for loans more than 90 days overdue. In June 2010, overdue loans decreased by 4.4%, or R$389 million, leading the coverage ratio to reach 188.5%, the highest level in the data series.

The balance of the Allowance for Loan Losses of R$15.8 billion in June 2010 was composed of: R$12.8 billion in provisions required by the

Central Bank of Brazil and R$3.0 billion in additional provisions, which is considered an adequate level of provisioning. Note that item that increased the most was generic provision, which has preventive features due to the change in customer ratings, not pegged to possible delays.

Results of Insurance, Private Pension and Savings Bond Operations

Net Income in the second quarter of 2010 was R$701 million, for Return on Average Equity of 28.3%, and remained practically stable in comparison with the R$703 million recorded in the first quarter of 2010.

In the first six months of 2010, Net Income was R$1.404 billion, up 9.0% from the same period in 2009 (R$1.288 billion), for Return on Average Equity of 27.4%.

(1) Excludes additional provisions.

	R$ million (except w hen indicated otherw ise)
	2Q10	1Q10	4Q09	3Q09	2Q09	1Q09	4Q08	3Q08	Variation %
									2Q10 x 1Q10	2Q10 x 2Q09
Net Income	701	703	602	607	638	650	550	629	(0.3)	9.9
Insurance Written Premiums, Private Pension Plan	7,163	7,196	8,040	6,685	6,094	5,514	6,204	5,822	(0.5)	17.5
Contributions and Savings Bonds Income (*)
Technical Provisions	79,308	77,685	75,572	71,400	68,828	66,673	64,587	62,888	2.1	15.2
Financial Assets	88,515	86,928	83,733	79,875	76,451	73,059	71,309	73,059	1.8	15.8
Claims Ratio	71.8	73.3	74.3	77.2	73.3	73.7	78.0	72.4	(1.5) p.p	(1.5) p.p
Combined Ratio	84.7	85.2	85.3	88.9	85.5	86.2	89.7	84.4	(0.5) p.p	(0.8) p.p
Policyholders / Participants and Clients (in thousands)	33,908	33,768	30,822	30,339	29,178	28,590	27,482	26,858	0.4	16.2
Market Share fromPremiums fromInsurance,
Private Pension Plan Contribution and Income from	24.6	25.2	24.4	23.5	23.1	23.0	23.8	23.9	(0.6) p.p	1.5 p.p
Savings Bonds (**)

Note: For comparison purposes, we excluded from the calculation of ratios for the first quarter of 2010 the build in Technical Provisions for benefits to be granted Remission (Health), and also excluded from the calculation of combined ratios the effects of RN 206/09, which had an effect on health revenues;

(*)

Excludes the effects of RN 206/09 (ANS) in the total amount of R$372 million (Health), which as of January 2010 extinguished the PPNG (SES), with income from premiums accounted pro-rata temporis. Note that this accounting change did not affect Earned Premiums; and

(**)	2Q10 considers data for May 2010.

In the second quarter of 2010, total revenue from the Insurance Group (insurance premiums written, private pension contributions and savings bond income) remained stable from the previous quarter, especially important improvements recorded in Health and Saving Bonds segments, which offset the seasonal effect of the Life and Pension Plan products.

In the first half of 2010, production grew by 23.7% from the same period in 2009, driven by the high performance of the products Auto; Vida VGBL and Private Pension, and Health, which increased by 28.2%, 24.1% and 22.3% respectively.

Net Income in the second quarter of 2010 remained stable in comparison with the previous quarter, reflecting: (i) the positive impacts generated by the decline in claims in the health, life and basic lines segments; and (ii) lower selling costs; which were offset by: (iii) the behavior of the financial result in the second quarter of 2010, mainly returns on stock funds and multi-asset funds, which were lower than in the previous quarter.

In the first six months of 2010, Net Income was 9.0% higher than in the same period of 2009, reflecting: (i) revenue growth of 23.7% (Brazil's insurance industry grew by 16.0% in the year to May); (ii) reduced claims; and (iii) expenses remaining at the same levels seen in 2009, despite the collective bargaining agreement in January 2010.

The combination of these factors led the efficiency ratio to remain stable and the combined ratio to decline, from 85.8 in June 2009 to 84.9 in June 2010.

Based on figures for the year through May 2010, Net Income from the Insurance Group represented 36.9% of Net Income in Brazil s entire insurance industry and 47.4% of the net income of insurers associated with private banks. (Source: Insurance Superintendence Susep). The technical provisions of the Insurance Group corresponded to 31.4% of the insurance industry in May 2010, according to the Insurance Superintendent (Susep) and the National Supplementary Health Agency (ANS).

In terms of solvency, Grupo Bradesco de Seguros e Previdência is in compliance with Susep rules that took effect on January 1, 2008, and also with international standards (Solvency II). The financial leverage ratio stood at 2.6 times Shareholders Equity.

Fee and Commission Income

In the second quarter of 2010, Fee and Commission Income totaled R$3,253 million, up 4.1% from the previous quarter. This income growth in the quarter was the result of: (i) greater loan operation volumes; (ii) a net increase in the number of checking accounts; and (iii) higher income from credit cards and asset management; which offset: (iv) reduced income from underwriting operations in the period. In the comparison of the first six months of 2010 with the same period a year ago, the increase in income of 13.2% was basically the result of: (i) the strong performance of credit card operations, Banco Ibi income, merged in November 2009; (ii) higher asset management income; and (iii) the increase in loan operation income, which was basically driven by increased business volume and a larger client base, which expanded by some 1.5 million accounts in the last 12 months.

Personnel Expenses

In the second quarter of 2010, the R$118 million increase from the previous quarter was composed of the variations in the following components:

    · structural R$96 million, essentially related to: (i) lower concentration of vacations in the second quarter of 2010; and (ii) higher expenses with salaries and compulsory social charges, reflecting the organic growth in the period, with an increase in the number of service points and the associated new hires; and · non-structural R$22 million, basically related to higher expenses with provisions for labor claims and training.

In the comparison of the first six months of this year with the same period of last year, the R$598 million increase is explained by:

    · the R$342 million increase in the structural" portion, related primarily to: (i) higher expenses with salaries, charges and benefits, which were impacted by wage increases (6% increase resulting from the 2009 collective bargaining agreement); and (ii) the Banco Ibi merger; and

    · the R$256 million increase in the non-structural portion, resulting basically from: (i) the higher expenses with employee profit sharing; (ii) higher build in provisions for labor claims; and (iii) higher expenses with severance.

Note: Structural Expenses = Salaries + Compulsory Social Charges + Benefits + Private Pension.
    Non-Structural Expenses = Employee Profit Sharing (PLR) + Training + Labor Provision + Severance Expenses.

Administrative Expenses

In the second quarter of 2010, the 3.4% increase in administrative expenses in relation to the first six months of 2010 was mainly due to higher expenses with: (i) transportation; (ii) depreciation and amortization; and (iii) data processing; which was partially offset by: (iv) lower expenses with asset leasing. It is important to bear in mind that the business model (use of non-bank correspondents) results in higher variable expenses that, in most cases, are offset by increased income.

In the comparison with the first half of last year, the 22.7% increase is essentially due to: (i) the expansion in the Customer Service Network; (ii) the higher business volume; (iii) contract adjustments; and (iv) the impact of the Banco Ibi merger.

Other Income and Operating Expenses

Other operating expenses, net of other operating income, increased by R$38 million in the first quarter of 2010 in comparison with the previous quarter, mainly due to: (i) higher general expenses; which were partially offset by: (ii) the lower build in operating provisions.

In the comparison of the first six months of 2010 with same period a year ago, the R$267 million increase in other operating expenses net of other operating income basically reflects higher expenses with: (i) the build in operating provisions, especially for civil contingencies; (ii) goodwill amortization; and (iii) the operating expenses resulting from the Banco IBI merger in November 2009.

Income Tax and Social Contribution

In the second quarter of 2010, expenses with income tax and social contribution increased by R$151 million from the prior quarter, basically reflecting greater taxable income.

In the comparison of the first six months of 2010 with same period a year earlier, the increase of 50.8%, or R$731 million, was due to the higher operating income in the period.

Tax credits from prior periods, which result from the increase in the Social Contribution tax rate to 15%, are recorded in the financial statements up to the limit of the corresponding consolidated tax obligations. The unused balance currently stands at R$613 million. More details are available in note 34 to the Financial Statements.

Unrealized Gains

Unrealized gains totaled R$9,226 million in the second quarter of 2010, down R$1.685 million from the previous quarter. The variation reflected the drop recorded in capital markets (Ibovespa: - 13.4%), which affected equity investments, in particular our interest in Cielo.

Economic Scenario

The world economy has shown significant instability throughout the first half of this year. On the one hand, various signs point to consistent, albeit slow recoveries in production, consumption and employment. On the other hand, the high debt levels held by governments intensified fears of a more serious fiscal crisis in Europe, with repercussions in the region's banking system. Meanwhile, China has been adopting a series of measures to slow its economy, especially the construction industry, which could lead to lower demand for commodities and in turn adversely affect Brazil. In our view, the balance of these factors remains favorable, since, despite concerns with sovereign debt, European governments in general are currently implementing fiscal adjustments to assure balance in the medium term, and have developed mechanisms to extend loans to member countries and to improve liquidity in the banking industry, while a slowdown in the Chinese economy would help promote more balanced growth in the world economy. This situation should keep the more-adverse scenario at bay for the time being, with gradual but solid growth in the global economy most likely prevailing.

In Brazil, the start of the year registered some of the most formidable growth rates in economic activity, consumption and employment growth in recent years, which were fueled by the fiscal and monetary stimuli implemented in 2009 and the positive medium-term prospects. Investment remains one of the most important sources for sustaining GDP growth in the future, assuring job and income growth that, combined with the availability of credit, translates into a very favorable consumption outlook. This strong economic growth led to some increases in inflation, in the external deficit and, as a result, in interest rates, which were hiked in an attempt to rebalance supply and demand and avoid acceleration in inflation and external deficit. For the coming quarters, we expect more moderate GDP growth in Brazil, though still robust and sufficient to maintain and expand the gains in employment and income levels, along with a healthy growth rate for the country's economy in the medium term.

Given the strong GDP growth in the first quarter, we have revised upward our forecast for the year to 7.5%, which is the third-highest GDP growth rate in our sample of countries. Annual inflation measured by the IPCA consumer price index should remain at around 5.5%, while annual IGP- M inflation should end the year at 8.4%, responding to the stronger demand growth. Brazil's central bank should continue hiking the Selic basic interest rate to end the year at 11.25% in order to better align the excess supply with demand. However, despite the rate hikes, the country's strong social mobility, expansion in credit and lower unemployment should assure more reasonable growth prospects for the leading sectors of Brazil's economy.

Main Economic Indicators

Main Indicators (%)	2Q10	1Q10	4Q09	3Q09	2Q09	1Q09	4Q08	3Q08
Interbank Deposit Certificate (CDI)	2.22	2.02	2.12	2.18	2.37	2.89	3.32	3.21
Ibovespa	(13.41)	2.60	11.49	19.53	25.75	8.99	(24.20)	(23.80)
USD Commercial Rate	1.15	2.29	(2.08)	(8.89)	(15.70)	(0.93)	22.08	20.25
General Price Index - Market (IGP-M)	2.84	2.77	(0.11)	(0.37)	(0.32)	(0.92)	1.23	1.54
CPI (IPCA IBGE)	1.00	2.06	1.06	0.63	1.32	1.23	1.09	1.07
Federal Government Long-Term Interest Rate (TJLP)	1.47	1.47	1.48	1.48	1.54	1.54	1.54	1.54
Reference Interest Rate (TR)	0.11	0.08	0.05	0.12	0.16	0.37	0.63	0.55
Savings Accounts	1.62	1.59	1.56	1.63	1.67	1.89	2.15	2.06
Business Days (number)	62	61	63	65	61	61	65	66
Indicators (Closing Rate)	Jun10	Mar10	Dec09	Sep09	Jun09	Mar09	Dec08	Sep08
USD Commercial Selling Rate (R$)	1.8015	1.7810	1.7412	1.7781	1.9516	2.3152	2.3370	1.9143
Euro (R$)	2.2043	2.4076	2.5073	2.6011	2.7399	3.0783	3.2382	2.6931
Country Risk (points)	248	185	192	234	284	425	428	331
Basic Selic Rate Copom (% p.a.)	10.25	8.75	8.75	8.75	9.25	11.25	13.75	13.75
BM&F Fixed Rate (% p.a.)	11.86	10.85	10.46	9.65	9.23	9.79	12.17	14.43

Forecasts through 2012

%	2010	2011	2012
USD - Commercial Rate (year-end) - R$	1.80	1.90	1.95
Extended Consumer Price Index (IPCA)	5.5	4.7	4.5
General Price Index - Market (IGP-M)	8.4	4.9	4.5
Selic (year-end)	11.25	11.25	11.00
Gross Domestic Product (GDP)	7.5	4.5	4.4

Guidance

Bradesco's Outlook for 2010

This guidance contains forward-looking statements that are subject to risks and uncertainties, since they are based on Management's expectations and assumptions and on the information available to the market as of the present date.

Loan Portfolio	21 to 25%
Individuals	16 to 20%
Corporate	25 to 29%
SMEs	28 to 32%
Large Corporate	22 to 26%
Products
Vehicles	10 to 14%
Cards	9 to 13%
Real Estate Financing (origination)	R$7.5 bi
Payroll Deductible Loans	32 to 36%
Financial Margin(1)	14 to 18%
Fee and Commission Income	7 to 11%
Operating Expenses (2)	9 to 13%
Insurance Premiums	16 to 20%

(1)	Under current criterion, Guidance for Financial Margin; and
(2)	Administrative and Personnel Expenses

Statement of Income Book vs. Managerial vs. Adjusted

Analytical Breakdown of Statement of Book vs. Managerial Income vs. Adjusted

Second quarter of 2010

	R$ million
	2Q10
	Accounting Statement of Income	Reclassifications							Fiscal Hedge (8)	Managerial Statement of Income	Non-Recurring Effects (9)	Adjusted Statement of Income
		(1)	(2)	(3)	(4)	(5)	(6)	(7)
Financial Margin	8,527	(102)	41	(18)	(447)	-	-	-	46	8,047	-	8,047
PLL	(2,319)	-	-	-	268	(110)	-	-	-	(2,161)	-	(2,161)
Gross Income from Financial Intermediation	6,208	(102)	41	(18)	(179)	(110)	-	-	46	5,886	-	5,886
Income from Insurance, Private Pension Plan and Savings Bond Operations (*)	786	-	-	-	-	-	-	-	-	786	-	786
Fee and Commission Income	3,193	-	-	-	-	-	60	-	-	3,253	-	3,253
Personnel Expenses	(2,238)	-	-	-	-	-	-	-	-	(2,238)	-	(2,238)
Other Administrative Expenses	(2,662)	-	-	-	-	-	-	(76)	-	(2,738)	-	(2,738)
Tax Expenses	(729)	-	-	-	-	-	-	-	(5)	(734)	-	(734)
Companies	19	-	-	-	-	-	-	-	-	19	-	19
Other Operating Income/Expenses	(937)	102	(41)	18	179	-	(60)	76	-	(663)	75	(588)
Operating Income	3,640	-	-	-	-	(110)	-	-	41	3,571	75	3,646
Non-Operating Income	(122)	-	-	-	-	110	-	-	-	(12)	-	(12)
Income Tax / Social Contribution and Minority Interest	(1,113)	-	-	-	-	-	-	-	(41)	(1,154)	(25)	(1,179)
Net Income	2,405	-	-	-	-	-	-	-	-	2,405	50	2,455

(1)	Commission Expenses on the placement of loans and financing were reclassified from the item "Other Operating Expenses" to the item "Financial Margin";
(2)	Interest Income/Expenses from the insurance segment were reclassified from the item "Other Operating Revenues/Expenses" to the item "Financial Margin";
(3)	Interest Income/Expenses from the Financial Segment were reclassified from the item "Other Operating Revenues/Expenses" to the item "Financial Margin";
(4)

Revenue from Loan Recovery classified under the item "Financial Margin" ; Expenses with Discounts Granted classified under the item "Other Operating Revenues/Expenses" and Expenses with Write-offs of Leasing Operations classified under the item "Financial Margin" were reclassified to the item "PDD Expenses - Allowance for Loan Losses";

(5)	Losses from the Sale of Foreclosed Assets - BNDU classified under the item "Non-Operating Income", were reclassified to the item "PDD Expenses - Allowance for Loan Losses";
(6)

Income from Commissions and Credit Card Fees, Insurance Premium Commissions and Insurance Policy Fees classified under the item "Other Operating Revenues/Expenses" were reclassified to the item "Fee and Commission Income";

(7)	Credit Card Operations Interchange Expenses classified under the item "Other Operating Revenues/Expenses" were reclassified to the item "Other Administrative Expenses";
(8)	The partial result of Derivatives used to hedge investments abroad, which simply cancels the tax effects (IR/CS and PIS/Cofins) of this hedge strategy in terms of Net Income; and
(9)	For more information see page 8 of this chapter.
(*)

Result of Insurance, Private Pension and Savings Bond Operations = Insurance, Private Pension and Savings Bond Retained Premiums – Variation in the Technical Provisions of Insurance, Private Pension Plans and Savings Bonds – Retained Claims Drawings and Redemption of Savings Bonds – Selling Expenses with Insurance Plans, Private Pension Plans and Savings Bonds.

First quarter of 2010

	R$ million
	1Q10
	Accounting Statement of Income	Reclassifications							Fiscal Hedge (8)	Managerial Statement of Income	Non-Recurring Effects (9)	Adjusted Statement of Income
		(1)	(2)	(3)	(4)	(5)	(6)	(7)
Financial Margin	8,002	(105)	35	(60)	(240)	-	-	-	57	7,689	-	7,689
PLL	(2,159)	-	-	-	70	(99)	-	-	-	(2,188)	-	(2,188)
Gross Income from Financial Intermediation	5,843	(105)	35	(60)	(170)	(99)	-	-	57	5,501	-	5,501
Income from Insurance, Private Pension Plan and Savings Bond Operations (*)	583	-	-	-	-	-	-	-	-	583	-	583
Fee and Commission Income	3,080	-	-	-	-	-	44	-	-	3,124	-	3,124
Personnel Expenses	(2,120)	-	-	-	-	-	-	-	-	(2,120)	-	(2,120)
Other Administrative Expenses	(2,564)	-	-	-	-	-	-	(83)	-	(2,647)	-	(2,647)
Tax Expenses	(743)	-	-	-	-	-	-	-	(6)	(749)	-	(749)
Companies	29	-	-	-	-	-	-	-	-	29	-	29
Other Operating Income/Expenses	(1,322)	105	(35)	60	170	-	(44)	83	-	(983)	433	(550)
Operating Income	2,786	-	-	-	-	(99)	-	-	51	2,738	433	3,171
Non-Operating Income	(95)	-	-	-	-	99	-	-	-	4	-	4
Income Tax / Social Contribution and Minority Interest	(588)	-	-	-	-	-	-	-	(51)	(639)	(389)	(1,028)
Net Income	2,103	-	-	-	-	-	-	-	-	2,103	44	2,147

(1)	Commission Expenses on the placement of loans and financing were reclassified from the item "Other Operating Expenses" to the item "Financial Margin" ;
(2)	Interest Income/Expenses from the insurance segment were reclassified from the item "Other Operating Revenues/Expenses" to the item "Financial Margin" ;
(3)	Interest Income/Expenses from the Financial Segment were reclassified from the item "Other Operating Revenues/Expenses" to the item "Financial Margin" ;
(4)

Revenue from Loan Recovery classified under the item "Financial Margin" ; Expenses with Discounts Granted classified under the item "Other Operating Revenues/Expenses" and Expenses with Write-offs of Leasing Operations classified under the item "Financial Margin" were reclassified to the item "PDD Expenses - Allowance for Loan Losses";

(5)	Losses from the Sale of Foreclosed Assets – BNDU classified under the item "Non-Operating Income" were reclassified to the item "PDD Expenses - Allowance for Loan Losses";
(6)

Income from Commissions and Credit Card Fees, Insurance Premium Commissions and Insurance Policy Fees classified under the item "Other Operating Revenues/Expenses" were reclassified to the item "Fee and Commission Income";

(7)	Credit Card Operations Interchange Expenses classified under the item "Other Operating Revenues/Expenses" were reclassified to the item "Other Administrative Expenses";
(8)	The partial result of Derivatives used to hedge investments abroad, which simply cancels the tax effects (IR/CS and PIS/Cofins) of this hedge strategy in terms of Net Income; and
(9)	For more information see page 8 of this chapter.
(*)

Result of Insurance, Private Pension and Savings Bond Operations = Insurance, Private Pension and Savings Bond Retained Premiums – Variation in the Technical Provisions of Insurance, Private Pension Plans and Savings Bonds – Retained Claims – Drawings and Redemption of Savings Bonds – Selling Expenses with Insurance Plans, Private Pension Plans and Savings Bonds.

First half of 2010

	R$ million
	1H10
	Accounting Statement of Income	Reclassifications							Fiscal Hedge (8)	Managerial Statement of Income	Non-Recurring Effects (9)	Adjusted Statement of Income
		(1)	(2)	(3)	(4)	(5)	(6)	(7)
Financial Margin	16,529	(207)	76	(78)	(687)	-	-	-	103	15,736	-	15,736
PLL	(4,478)	-	-	-	338	(209)	-	-	-	(4,349)	-	(4,349)
Gross Income from Financial Intermediation	12,051	(207)	76	(78)	(349)	(209)	-	-	103	11,387	-	11,387
Income from Insurance, Private Pension Plan and Savings Bond Operations (*)	1,369	-	-	-	-	-	-	-	-	1,369	-	1,369
Fee and Commission Income	6,273	-	-	-	-	-	104	-	-	6,377	-	6,377
Personnel Expenses	(4,358)	-	-	-	-	-	-	-	-	(4,358)	-	(4,358)
Other Administrative Expenses	(5,226)	-	-	-	-	-	-	(159)	-	(5,385)	-	(5,385)
Tax Expenses	(1,472)	-	-	-	-	-	-	-	(11)	(1,483)	-	(1,483)
Companies	48	-	-	-	-	-	-	-	-	48	-	48
"Other Operating" Income/Expenses	(2,259)	207	(76)	78	349	-	(104)	159	-	(1,646)	508	(1,138)
Operating Income	6,426	-	-	-	-	(209)	-	-	92	6,309	508	6,817
Non-Operating Income	(217)	-	-	-	-	209	-	-	-	(8)	-	(8)
Income Tax / Social Contribution and Minority Interest	(1,701)	-	-	-	-	-	-	-	(92)	(1,793)	(414)	(2,207)
Net Income	4,508	-	-	-	-	-	-	-	-	4,508	94	4,602

(1)	Commission Expenses on the placement of loans and financing were reclassified from the item "Other Operating Expenses" to the item "Financial Margin" ;
(2)	Interest Income/Expenses from the insurance segment were reclassified from the item "Other Operating Revenues/Expenses" to the item "Financial Margin" ;
(3)	Interest Income/Expenses from the Financial Segment were reclassified from the item "Other Operating Revenues/Expenses" to the item "Financial Margin" ;
(4)

Revenue from Loan Recovery classified under the item "Financial Margin" ; Expenses with Discounts Granted classified under the item "Other Operating Revenues/Expenses" and Expenses with Write-offs of Leasing Operations classified under the item "Financial Margin" were reclassified to the item "PDD Expenses - Allowance for Loan Losses";

(5)	Losses from the Sale of Foreclosed Assets - BNDU classified under the item "Non-Operating Income" were reclassified to the item "PDD Expenses - Allowance for Loan Losses";
(6)

Income from Commissions and Credit Card Fees, Insurance Premium Commissions and Insurance Policy Fees classified under the item "Other Operating Revenues/Expenses" were reclassified to the item "Fee and Commission Income";

(7)	Credit Card Operations Interchange Expenses classified under the item "Other Operating Revenues/Expenses" were reclassified to the item "Other Administrative Expenses" ;
(8)	The partial result of Derivatives used to hedge investments abroad, which simply cancels the tax effects (IR/CS and PIS/Cofins) of this hedge strategy in terms of Net Income; and
(9)	For more information see page 8 of this chapter.
(*)

Result of Insurance, Private Pension and Savings Bond Operations = Insurance, Private Pension and Savings Bond Retained Premiums – Variation in the Technical Provisions of Insurance, Private Pension Plans and Savings Bonds – Retained Claims – Drawings and Redemption of Savings Bonds – Selling Expenses with Insurance Plans, Private Pension Plans and Savings Bonds.

First half of 2009

	R$ million
	1H09
	Accounting Statement of Income	Reclassifications							Fiscal Hedge (8)	Managerial Statement of Income	Non-Recurring Effects (9)	Adjusted Statement of Income
		(1)	(2)	(3)	(4)	(5)	(6)	(7)
Financial Margin	16,748	(229)	35	(300)	(493)	-	-	-	(1,086)	14,675	-	14,675
PLL	(7,324)	-	-	-	(36)	-	-	-	-	(7,360)	1,480	(5,880)
Gross Income from Financial Intermediation	9,424	(229)	35	(300)	(529)	-	-	-	(1,086)	7,315	1,480	8,795
Income from Insurance, Private Pension Plan and
Savings Bond Operations (*)	1,066	-	-	-	-	-	-	-	-	1,066	-	1,066
Fee and Commission Income	5,698	-	-	-	-	(123)	59	-	-	5,634	-	5,634
Personnel Expenses	(3,760)	-	-	-	-	-	-	-	-	(3,760)	-	(3,760)
Other Administrative Expenses	(4,326)	-	-	-	-	123	-	(185)	-	(4,388)	-	(4,388)
Tax Expenses	(1,320)	-	-	-	-	-	-	-	118	(1,202)	-	(1,202)
Companies	19	-	-	-	-	-	-	-	-	19	-	19
Other Operating Income/Expenses	(2,231)	229	(35)	300	326	-	(59)	185	-	(1,285)	414	(871)
Operating Income	4,570	-	-	-	(203)	-	-	-	(968)	3,399	1,894	5,293
Non-Operating Income	1,905	-	-	-	203	-	-	-	-	2,108	(1,999)	109
Income Tax / Social Contribution and Minority Interest	(2,455)	-	-	-		-	-	-	968	(1,487)	37	(1,450)
Net Income	4,020	-	-	-	-	-	-	-	-	4,020	(68)	3,952

(1)	Commission Expenses on the placement of loans and financing were reclassified from the item "Other Operating Expenses" to the item "Financial Margin" ;
(2)	Interest Income/Expenses from the insurance segment were reclassified from the item "Other Operating Revenues/Expenses" to the item "Financial Margin" ;
(3)	Interest Income/Expenses from the Financial Segment were reclassified from the item "Other Operating Revenues/Expenses" to the item "Financial Margin" ;
(4)

Revenue from Loan Recovery classified under the item "Financial Margin" ; Expenses with Discounts Granted classified under the item "Other Operating Revenues/Expenses" and Expenses with Write-offs of Leasing Operations classified under the item "Financial Margin" were reclassified to the item "PDD Expenses - Allowance for Loan Losses";

(5)	Outsourced services expenses classified under item "Other Administrative Expenses" were reclassified to item "Fee and Commission Income";
(6)

Income from Commissions and Credit Card Fees, Insurance Premium Commissions and Insurance Policy Fees classified under the item "Other Operating Revenues/Expenses" were reclassified to the item "Fee and Commission Income";

(7)	Credit Card Operations Interchange Expenses classified under the item "Other Operating Revenues/Expenses" were reclassified to the item "Other Administrative Expenses";
(8)	The partial result of Derivatives used to hedge investments abroad, which simply cancels the tax effects (IR/CS and PIS/Cofins) of this hedge strategy in terms of Net Income; and
(9)	For more information see page 8 of this chapter.
(*)

Result of Insurance, Private Pension and Savings Bond Operations = Insurance, Private Pension and Savings Bond Retained Premiums – Variation in the Technical Provisions of Insurance, Private Pension Plans and Savings Bonds – Retained Claims – Drawings and Redemption of Savings Bonds – Selling Expenses with Insurance Plans, Private Pension Plans and Savings Bonds.

Economic and Financial Analysis

2

Management, Preparation and Disclosure of the Report on Economic and Financial Analysis and the Consolidated Financial Statements of Bradesco Organization

ISO 9001 2008

Consolidated Balance Sheet and Adjusted Statement of Income

Balance Sheet

	R$ million
	Jun10	Mar10	Dec09	Sep09	Jun09	Mar09	Dec08	Sep08
Assets
Current and Long-Term Assets	547,868	522,709	496,028	477,458	474,301	474,124	446,802	416,161
Funds Available	6,877	8,705	6,947	8,571	9,001	7,533	9,295	7,259
Interbank Investments	96,478	97,165	110,797	97,487	89,636	93,342	74,191	57,351
Securities and Derivative Financial Instruments	156,755	157,309	146,619	147,724	146,110	130,816	131,598	132,373
Interbank and Interdepartmental Accounts	50,427	36,674	18,723	17,718	16,620	15,691	13,804	27,081
Loan and Leasing Operations	191,248	181,490	172,974	163,699	160,174	160,975	160,500	153,335
Allow ance for Loan Losses (PLL)	(15,782)	(15,836)	(16,313)	(14,953)	(13,871)	(11,424)	(10,263)	(9,136)
Other Receivables and Assets	61,864	57,202	56,281	57,212	66,631	77,191	67,677	47,898
Permanent Assets	10,232	9,917	10,195	8,228	8,177	8,017	7,611	6,501
Investments	1,553	1,537	1,549	1,392	1,359	1,400	1,048	823
Premises and Leased Assets	3,427	3,244	3,418	3,272	3,300	3,286	3,250	2,309
Intangible Assets	5,252	5,136	5,228	3,564	3,518	3,331	3,313	3,369
Total	558,100	532,626	506,223	485,686	482,478	482,141	454,413	422,662
Liabilities
Current and Long-Term Liabilities	512,790	488,431	463,350	446,152	444,574	446,225	419,561	387,640
Deposits	178,453	170,722	171,073	167,987	167,512	169,104	164,493	139,170
Federal Funds Purchased and Securities Sold under Agreements to Repurchase	131,134	128,172	113,273	102,604	99,710	91,659	79,977	87,464
Funds from Issuance of Securities	12,729	8,550	7,482	7,111	7,694	9,280	9,011	6,535
Interbank and Interdepartmental Accounts	2,777	2,063	2,950	2,257	1,904	2,287	2,914	2,538
Borrow ing and Onlending	35,033	30,208	27,328	27,025	29,081	30,420	31,947	31,979
Derivative Financial Instruments	1,097	2,469	531	1,669	2,599	2,294	2,042	2,326
Provisions for Insurance, Private Pension Plans	79,308	77,685	75,572	71,401	68,829	66,673	64,587	62,888
and Savings Bonds
Other Liabilities	72,259	68,562	65,141	66,098	67,245	74,508	64,590	54,740
Deferred Income	337	292	321	297	272	273	274	227
Minority Interest in Subsidiaries	678	816	798	360	355	337	321	627
Shareholders' Equity	44,295	43,087	41,754	38,877	37,277	35,306	34,257	34,168
Total	558,100	532,626	506,223	485,686	482,478	482,141	454,413	422,662

Consolidated Balance Sheet and Adjusted Statement of Income

Adjusted Statement of Income

	R$ million
	2Q10	1Q10	4Q09	3Q09	2Q09	1Q09	4Q08	3Q08
Financial Margin	8,047	7,689	7,492	7,587	7,560	7,115	5,924	5,674
Interest	7,663	7,406	7,144	6,891	6,771	6,422	5,944	5,815
Non-Interest	384	283	348	696	789	693	(20)	(141)
PLL	(2,161)	(2,188)	(2,695)	(2,908)	(3,118)	(2,762)	(1,888)	(1,671)
Gross Income from Financial Intermediation	5,886	5,501	4,797	4,679	4,442	4,353	4,036	4,003
Income from Insurance, Private Pension Plan and	786	583	484	433	529	537	544	629
Savings Bond Operations (*)
Fee and Commission Income	3,253	3,124	3,125	2,857	2,911	2,723	2,698	2,698
Personnel Expenses	(2,238)	(2,120)	(2,081)	(2,126)	(1,908)	(1,852)	(1,932)	(1,889)
Other Administrative Expenses	(2,738)	(2,647)	(2,746)	(2,359)	(2,233)	(2,155)	(2,298)	(2,130)
Tax Expenses	(734)	(749)	(694)	(639)	(615)	(587)	(498)	(540)
Equity in the Earnings (Losses) of Unconsolidated
Companies	19	29	82	39	13	6	47	23
Other Operating Revenues and Expenses	(588)	(550)	(539)	(539)	(459)	(412)	(259)	(223)
- Other Operating Revenues	294	265	279	209	311	198	212	318
- Other Operating Expenses	(882)	(815)	(818)	(748)	(770)	(610)	(471)	(541)
Operating Income	3,646	3,171	2,428	2,345	2,680	2,613	2,338	2,571
Non-Operating Income	(12)	4	(62)	63	37	72	96	45
Income Tax and Social Contribution	(1,161)	(1,010)	(519)	(607)	(717)	(723)	(611)	(696)
Minority Interest	(18)	(18)	(8)	(6)	(4)	(6)	(17)	(10)
Adjusted Net Income	2,455	2,147	1,839	1,795	1,996	1,956	1,806	1,910

(*) Results from Insurance, Private Pension and Savings Bond Operations = Retained insurance, Private Pension Plan and Savings Bond Premiums – Variation in the Technical Provisions of Insurance, Private Pension Plans and Savings Bonds – Retained Claims – Drawing and Redemption of Savings Bonds – Selling Expenses with Insurance, Private Pension Plans and Savings Bonds.

Financial Margin – Interest and Non-Interest

Financial Margin Breakdown

Financial Margin – Interest and Non-Interest

Average Financial Margin Rate

	R$ million
	Financial Margin
	1H10	1H09	2Q10	1Q10	Variation
					Half-year	Quarter
Interest - due to volume					1,561	271
Interest - due to spread					315	(14)
- Financial Margin - Interest	15,069	13,193	7,663	7,406	1,876	257
- Financial Margin - Non-Interest	667	1,482	384	283	(815)	101
Financial Margin	15,736	14,675	8,047	7,689	1,061	358
Average Margin Rate (*)	8.1%	8.0%	8.2%	8.1%
(*) Average Margin Rate = (Financial Margin / Average Assets - Purchase and Sale Commitments - Permanent Assets) Annualized

Financial margin in the second quarter of 2010 was R$8,047 million. Comparing the second quarter with the previous quarter, there was a R$358 million increase, or 4.7%. This variation is mainly from the interest financial margin, which was positively impacted by the increase in the average volume of operations, contributing with R$271 million, partially offset by the decrease in the average spread of R$14 million.

Compared with the first half of 2009, the interest financial margin grew by 7.2% or R$1,061 million in the period. This growth is mainly due to the R$1,876 million increase in interest margin, of which R$1,561 million correspond to an increase in the volume of operations, partially from the acquisition of Banco Ibi and R$315 million from the improvement on the operations mix, proof of the expressive growth in operations with individuals. The effect was mitigated by an R$815 million decrease in "non-interest” financial margin resulting from reduced treasury/securities gains versus the substantial gains obtained in the first half of 2009.

Financial Margin - Interest

Interest Financial Margin - Breakdown

	R$ million
	Interest Financial Margin Breakdown
	1H10	1H09	2Q10	1Q10	Variation
					Half-year	Quarter
Loans	11,387	9,555	5,757	5,630	1,832	127
Funding	1,267	1,382	674	593	(115)	81
Insurance	1,341	1,185	597	744	156	(147)
Securities/Other	1,074	1,071	635	439	3	196
Financial Margin	15,069	13,193	7,663	7,406	1,876	257

The performance of the interest financial margin was fueled by increased loan operations, the strategy of which to support the business was focused on individuals and corporate customers, especially SMEs.

The interest financial margin reached R$7,663 million in the second quarter of 2010 versus the R$7,406 million posted in the first quarter of 2010, a positive impact of R$257 million or 3.5%. This growth was led by the “Securities/Other” and “Loans” lines, complete details of which can be found in item "Securities/Other Financial Margin” – “Interest and Loan Financial Margin – Interest”.

In the first half of 2010, “interest” financial margin grew by 14.2% or R$1,876 million, compared with the first half of 2009, led by the “Loans” line, highlighting the merger of Banco Ibi, which contributed R$755 million. The effect of this merger was offset by a decrease in “funding” margins, whose spreads were lower due to reduced interest rates in the period.

Financial Margin - Interest

Interest Financial Margin Rates

The annualized “interest” financial margin rate in relation to total average assets was 7.8% in the second quarter of 2010 and remained stable when compared to the previous quarter. When compared to the same period in 2009, the positive 0.5 p.p. growth reflects: (i) higher average volume of operations with individuals and SMEs with higher margins; (ii) better funding conditions; and (iii) the merger of Banco Ibi.

Interest Financial Margin – Annualized Average Rates

	R$ million (except %)
	1H10			1H09
	Interest	Average Balance	Average Rate	Interest	Average Balance (1)	Average Rate
Loans	11,387	198,728	11.79%	9,555	178,340	11.00%
Funding	1,267	225,619	1.13%	1,382	208,088	1.33%
Insurance	1,341	77,678	3.48%	1,185	67,085	3.56%
Securities/Other	1,074	187,947	1.15%	1,071	168,444	1.28%
Financial Margin	15,069	-	-	13,193	-	-

	2Q10			1Q10
	Interest	Average Balance	Average Rate	Interest	Average Balance	Average Rate
Loans	5,757	202,751	11.85%	5,630	194,704	12.08%
Funding	674	229,387	1.18%	593	221,851	1.07%
Insurance	597	78,766	3.07%	744	76,591	3.94%
Securities/Other	635	188,512	1.35%	439	187,381	0.94%
Financial Margin	7,663	-	-	7,406	-	-
(1) To improve comparability, we have included card operations (cash and credit purchase from storeowners) from previous periods.

Loan Financial Margin - Interest

Loan Financial Margin - Breakdown

	R$ million
	Financial Margin - Loan
	1H10	1H09	2Q10	1Q10	Variation
					Half-year	Quarter
Interest - due to volume					1,168	228
Interest - due to spread					664	(101)
Interest Financial Margin	11,387	9,555	5,757	5,630	1,832	127
Revenues	18,840	18,068	9,630	9,210	772	420
Expenses	(7,453)	(8,513)	(3,873)	(3,580)	1,060	(293)

In the second quarter of 2010, the “interest” financial margin with loan operations reached R$5,757 million, up by 2.3% or R$127 million compared to the previous quarter. The variation was the result of a R$228 million increase in average business volume, which was offset by the decrease in the average spread of R$101 million, due to the increase in funding costs given the higher interest rate (Selic).

In the year-on-year comparison, there was a 19.2% or R$1,832 million increase in financial margin in the first half of 2010. This variation was positively influenced in R$1,168 million from the growth in average business volume, highlighting the merger of Banco Ibi, which had a R$755 million impact, and the increase in the average spread, which contributed R$664 million, due to the decrease in funding costs, which is a result of the lower interest rate (Selic rate) in the period and the increase in operations with individuals and SMEs, which have a higher spread.

Bradesco’s strategic positioning allows the Bank to take advantage of the best opportunities from the upturn in the Brazilian economy, highlighting operations aimed at family consumption and production financing. The following products stood out in the quarter, taking into consideration the average growth of businesses: personal loans, payroll-deductible loans, credit card, real estate financing, BNDES/Finame onlending and overdraft facilities.

Regarding loan portfolio performance, the following products stood out in the individuals segment in the first half of 2010, in a year-on-year comparison: payroll-deductible personal loans, credit card (which benefited from the merger of Banco Ibi), BNDES/Finame onlending and real estate and vehicle financing. The following products stand out in the corporate segment: BNDES/Finame onlending, real estate financings –corporate plans, credit card and working capital.

Loan Financial Margin – Net Margin

The graph above presents a summary of loan activity. The Gross Margin line refers to interest income from loans, net opportunity cost (essentially the accrued Interbank Deposit Certificate - CDI over rate in the period).

The PLL curve shows delinquency costs, which are represented by the Allowance for Loan Losses (PLL) expenses, plus discounts granted in negotiations and net of loan recoveries, the result of the sale of foreclosed assets, among other items.

The net margin curve presents the result of loan interest income, net of losses, which in the second quarter of 2010 recorded growth on the previous quarter of 4.5%, increased volume of operations and major loan recovery efforts.

Total Loan Portfolio

Loan operations (including sureties, guarantees, advances of credit card receivables and assignments of receivables-backed investment funds and mortgage-backed receivables) ended the second quarter of 2010 at R$244.8 billion, an increase of 15.0% in the last twelve months and 4.1% in the quarter.

Loan Portfolio Breakdown by Product and Type of Client (Individuals and Corporate)

A breakdown of loan products for Individuals is presented below:

Individuals	R$ million			Variation %
	Jun10	Mar10	Jun09	Quarter	12M
Vehicles - CDC	21,366	20,609	18,595	3.7	14.9
Leasing	10,221	11,329	13,184	(9.8)	(22.5)
Credit Card (1)	15,131	14,195	9,314	6.6	62.5
Personal Loan	10,298	9,342	8,406	10.2	22.5
Payroll Deductible Loan (2)	12,902	11,491	7,689	12.3	67.8
Rural Loan	4,701	4,785	4,177	(1.8)	12.5
BNDES/Finame Onlending	3,883	3,439	2,764	12.9	40.5
Real Estate Financing (3)	3,470	3,189	2,716	8.8	27.8
Overdraft Facilities	2,765	2,635	2,418	4.9	14.4
Sureties and Guarantees	611	551	312	10.8	95.8
Other (4)	4,300	4,448	4,713	(3.3)	(8.8)
Total	89,648	86,012	74,288	4.2	20.7
Includes:
(1) Loan portfolio corresponding to the merger of Banco Ibi; R$3.5 billion in June 2010 and R$3.2 billion in March 2010;
(2) In June 2010, includes loan assignments (receivables-backed investment funds) of R$371 million, R$360 million in March 2010 and R$299 million as of June 2009;
(3) In June 2010, includes loan assignments (mortgage-backed receivables) of R$331 million, R$354 million in March 2010 and R$429 million as of June 2009; and
(4) In June 2010, includes loan assignments (receivables-backed investment funds) related to acquisitions of goods of R$13 million, R$18 million in March 2010 and R$34 million as of June 2009.

The individuals segment, which recorded growth of 20.7% in the last twelve months, was led by the payroll-deductible loan, credit card, BNDES/Finame onlending portfolios and vehicle financing (CDC). In the second quarter of 2010, this segment grew by 4.2% when compared to the previous quarter, and the products that most contributed to this growth were BNDES/Finame onlending and payroll-deductible loans.

A breakdown of loan products for the Corporate segment is presented below:

Corporate	R$ million			Variation %
	Jun10	Mar10	Jun09	Quarter	12M
Working Capital	29,883	29,526	25,816	1.2	15.8
Export Financing	8,581	8,016	13,066	7.0	(34.3)
BNDES/Finame Onlending	20,462	16,762	13,790	22.1	48.4
Operations Abroad	15,150	14,017	10,735	8.1	41.1
Overdraft Account	9,010	8,226	8,847	9.5	1.8
Leasing	8,433	8,642	9,115	(2.4)	(7.5)
Credit Card	8,510	7,738	6,385	10.0	33.3
Rural Loan	4,215	4,144	3,698	1.7	14.0
Vehicles - CDC	3,259	3,062	2,991	6.4	9.0
Real Estate Financing - Corporate Plans(1)	5,644	5,119	3,914	10.3	44.2
Sureties and Guarantees (2)	32,894	34,162	30,947	(3.7)	6.3
Other	9,100	9,812	9,176	(7.3)	(0.8)
Total	155,141	149,226	138,480	4.0	12.0
(1) Includes loan assignments (mortgage-backed receivables) of R$379 million in June 2010, R$388 million in March 2010 and R$407 million in June 2009; and
(2) 89.4% of surety and guarantees from corporate clients were conducted with large corporations.

The corporate segment grew by 12.0% in the last twelve months and 4.0% in the quarter. The main highlights in the last twelve months were BNDES/Finame onlending, real estate financing - corporate plans, overseas operations and working capital. The highlight in the quarter, BNDES/Finame onlending – corporate plans and credit cards showed significant growth.

Loan Portfolio – Consumer Financing

The graph below shows the types of credit related to Consumer Financing to individuals (CDC/vehicle leasing, personal loans, financing of goods, revolving credit cards and cash and installment purchases from storeowners).

Consumer financing totaled R$71.1 billion, a 4.3% increase in the quarter and a 21.4% increase in the last twelve months. Growth was led by vehicle financing (CDC/Leasing) and payroll-deductible loans, which together totaled R$44.5 billion, accounting for 62.5% of the total consumer financing balance and, given their guarantees and characteristics, provided the portfolio with an adequate level of credit risk.

Breakdown of Vehicle Portfolio

	R$ million			Variation %
	Jun10	Mar10	Jun09	Quarter	12M
CDC Portfolio	24,625	23,671	21,586	4.0	14.1
Individuals	21,366	20,609	18,595	3.7	14.9
Corporate	3,259	3,062	2,991	6.4	9.0
Leasing Portfolio	15,937	17,291	19,492	(7.8)	(18.2)
Individuals	10,221	11,329	13,184	(9.8)	(22.5)
Corporate	5,716	5,962	6,308	(4.1)	(9.4)
Finame Portfolio	6,654	3,590	4,125	85.3	61.3
Individuals	517	108	87	378.7	494.3
Corporate	6,137	3,482	4,038	76.2	52.0
Total	47,216	44,552	45,203	6.0	4.5
Individuals	32,104	32,046	31,866	0.2	0.7
Corporate	15,112	12,506	13,337	20.8	13.3

Vehicle financing operations (individuals and corporate) totaled R$47.2 billion in June 2010, for an increase of 6.0% on the quarter and 4.5% on the same period last year. 52.1% of total vehicle portfolio corresponds to CDC, 33.8% to Leasing and 14.1% to Finame. Individuals represented 68.0% of the portfolio while Corporate Clients accounted for the remaining 32.0%.

Loan Portfolio – By Type

The table below presents all operations with credit risk (including sureties and guarantees, advances on credit card receivables, loan assignments and other operations with some type of credit risk), which increased by 4.1% in the quarter and 15.3% in the last twelve months.

	R$ million
	Jun10	Mar10	Jun09
Loans and Discounted Securities	97,565	92,366	77,516
Financing	62,192	56,537	49,480
Rural and Agribusiness Financing	12,542	12,338	10,731
Leasing Operations	18,950	20,249	22,447
Advances on Exchange Contracts	5,629	5,126	9,613
Other Loans	11,710	11,491	9,590
Total Loan Operations (1)	208,588	198,107	179,377
Sureties and Guarantees Provided (Clearing Accounts) (2)	33,504	34,714	31,259
Other (3)	1,602	1,298	963
Total Exposures - Loan Operations	243,694	234,119	211,599
Loan Assignments (FIDC / CRI)	1,094	1,119	1,169
Total Operations including Credit Assignment	244,788	235,238	212,768
Operations w ith Credit Risk - Commercial Portfolio (4)	13,826	13,044	11,585
Total Operations with Credit Risk - Expanded Portfolio	258,614	248,282	224,353
Other Operations w ith Credit Risk (5)	9,945	9,784	8,567
Total Operations with Credit Risk	268,559	258,066	232,920
(1) Concept determined by the Brazilian Central Bank;
(2) Operations in which Banco Bradesco S/A - Grand Cayman branch was the beneficiary were not considered;
(3) Refers to advances of credit card receivables;
(4) Includes operations with debentures and promissory notes; and

(5) Includes operations involving interbank deposit certificates, commercial paper, international treasury, swaps, forward currency contracts and investments in receivables-backed investment funds and mortgage-backed receivables.

Credit Portfolio Concentration* – by Sector

The loan portfolio by sector of economic activity presented slight changes in the segments it comprises.

Activity Sector	R$ million
	Jun10%		Mar10%		Jun09%
Public Sector	1,249	0.6	1,546	0.8	1,349	0.8
Private Sector	207,339	99.4	196,561	99.2	178,028	99.2
Corporate	119,017	57.1	111,832	56.4	104,835	58.4
Industry	42,505	20.4	39,351	19.9	40,153	22.4
Commerce	29,107	14.0	27,004	13.6	24,034	13.4
Financial Intermediaries	589	0.3	788	0.4	782	0.4
Services	44,101	21.1	42,104	21.2	37,180	20.7
Agriculture, Cattle Raising, Fishing,
Forestry and Forest Exploration	2,715	1.3	2,585	1.3	2,686	1.5
Individuals	88,322	42.3	84,729	42.8	73,193	40.8
Total	208,588	100.0	198,107	100.0	179,377	100.0
(*) Concept defined by the Brazilian Central Bank.

Changes in the Loan Portfolio*

Of the R$29.2 billion in growth in the credit portfolio over the last twelve months, new borrowers were responsible for R$25.1 billion, or 86.1% of the total. The new borrowers represent 12.1% of the current portfolio.

* Concept defined by the Brazilian Central Bank.

Loan Financial Margin - Interest

Changes in the Loan Portfolio – By Rating

In the chart below, we show that both new borrowers, as well as remaining debtors from June 2009, presented a good level of credit quality (AA-C), demonstrating the adequacy and consistency of the credit policy, processes and credit ranking instruments used by Bradesco.

Changes in Loan Portfolio by Rating between June 2009 and 2010
Rating	Total Loans in June 2010		New Borrowers between June 2009 and June 2010		Remaining Borrowers in June 2009
	R$ million	%	R$ million	%	R$ million	%
AA - C	191,354	91.8	23,636	94.0	167,718	91.5
D	4,267	2.0	373	1.5	3,894	2.1
E - H	12,967	6.2	1,135	4.5	11,832	6.4
Total	208,588	100.0	25,144	100.0	183,444	100.0
(*) Concept defined by the Brazilian Central Bank.

Loan Portfolio* – By Client Portfolio

The table below presents a breakdown of the loan portfolio by client profile, with growth in the balance of the SMEs and Individuals portfolios in the last twelve months.

Type of Client	R$ million			Variation %
	Jun10	Mar10	Jun09	Quarter	12M
Large Corporate	53,169	50,343	50,943	5.6	4.4
SMEs	67,097	63,034	55,240	6.4	21.5
Individuals	88,322	84,729	73,193	4.2	20.7
Total Loan Operations	208,588	198,107	179,377	5.3	16.3
(*) Concept defined by the Brazilian Central Bank.

It is worth noticing that the growth in the Large Corporate client portfolio has been impacted by the opportunity to raise funds on the capital market. In Bradesco alone, the balance of this type of operation went up by R$2.2 billion in the last twelve months, negatively impacting the growth of traditional loan operations for this Segment.

Loan Portfolio* – By Client Portfolio and Rating (%)

The increase in the share of loans rated between “AA – C,” both in the quarter and in the year, reflects the favorable economic outlook during the period and the quality growth of Bradesco’s loan portfolio.

Type of Client	By Rating
	Jun10			Mar10			Jun09
	AA-C	D	E-H	AA-C	D	E-H	AA-C	D	E-H
Large Corporate	97.2	1.5	1.3	97.1	1.2	1.6	97.4	1.2	1.4
SMEs	91.5	2.5	6.0	90.8	2.5	6.7	90.3	3.2	6.5
Individuals	88.6	2.1	9.3	88.3	2.1	9.6	87.9	2.4	9.8
Total	91.8	2.0	6.2	91.4	2.0	6.6	91.3	2.3	6.4
(*) Concept defined by the Brazilian Central Bank.

Loan Financial Margin - Interest

Loan Portfolio – By Business Segment*

The table below shows the growth in Bradesco’s loan portfolio by business segment. The growth in the assets of Prime and Middle Market segments stood out in the quarter, while the Prime and Retail/Postal segments stood out over the last twelve months.

The 66.7% growth in the group made up of "Bradesco Promotora de Vendas and Other" in the last twelve months includes Banco Ibi's operations, incorporate as of the last quarter of 2009. Excluding Banco Ibi, the variation would be equal to 27.5%.

Business Segments	R$ million						Variation %
	Jun10%		Mar10%		Jun09%		Quarter	12M
Retail / Postal	67,781	32.5	63,594	32.1	55,378	30.9	6.6	22.4
Corporate	63,422	30.4	59,566	30.1	56,774	31.7	6.5	11.7
Bradesco Financiamentos	27,103	13.0	27,885	14.1	29,480	16.4	(2.8)	(8.1)
Middle Market	26,434	12.7	24,664	12.4	22,119	12.3	7.2	19.5
Bradesco Promotora de Vendas and Other	16,947	8.1	15,982	8.1	10,164	5.7	6.0	66.7
Prime	6,900	3.3	6,416	3.2	5,461	3.0	7.5	26.4
Total	208,588	100.0	198,107	100.0	179,377	100.0	5.3	16.3
(*) Concept defined by the Brazilian Central Bank.

Loan Portfolio - By Currency

The balance of foreign currency-indexed and/or denominated loans and onlending operations (excluding ACCs) totaled US$9.5 billion in June 2010, which represented strong growth – in terms of U.S. dollars – of 45.7% in the last twelve months and 6.9% in the quarter (and in the terms of Brazilian Reais, 34.5% in the last twelve months and 8.2% in the quarter). In terms of Brazilian Reais, foreign currency operations totaled R$17.0 billion (R$15.7 billion in March 2010 and R$12.7 billion in June 2009).

In June 2010, total loan operations with domestic currency stood at R$191.6 billion (R$182.4 billion in March 2010 and R$166.7 billion in June 2009), a 14.9% increase in the last twelve months.

Loan Portfolio - By Debtor

In the end of the second quarter of 2010, the credit exposure levels of the largest debtors were less concentrated, contributing to improvement in the portfolio's quality, compared to the previous quarter.

Loan Financial Margin - Interest

Loan Portfolio – By Flow of Maturities

In June 2010, performing loan operations presented longer debt maturity profiles as a result of the focus on BNDES/Finame onlending and real-estate lending. It is worth noting that	onlending and real estate loan operations present reduced risk, given their guarantees and characteristics.

Loan Financial Margin - Interest

Loan Portfolio – Delinquency over 90 days

The delinquency ratio for operations over 90 days declined in the second quarter of 2010, benefited by improved economic indicators in the period and the recovery in economic activity, which allowed for improvement in loan operations and in the portfolio's quality.

The graph below presents a slight decrease in delinquency for operations overdue from 61 to 90 days in comparison with both the previous year and quarter.

Loan Financial Margin - Interest

Analysis of delinquency by client type in the quarter shows that operations overdue from 61 to 90 days increased slightly for individuals and remained steady for Corporate clients.

Loan Financial Margin - Interest

PLL vs. Delinquency vs. Losses

The total volume of Allowance for Loan Losses (PLL) was R$15.8 billion and represents 7.6% of the total portfolio. The total allowance is composed of generic provisions (classification by client and/or operations), specific provisions (non-performing operations) and excess provisions (internal policies and criteria).

Improvement in the quality of the loan portfolio as a whole resulted in lower requirements for PLL in the same period.

It is important to highlight the adequacy of provisioning criteria adopted, which can be proven by analyzing the historical data on recorded allowances for loan losses and the effective losses in the subsequent twelvemonth period. For instance, in June 2009, for an existing provision of 7.7% of the portfolio, the effective loss in the subsequent twelve months was 5.1%, which means the existing provision covered the loss by a 50% margin, as shown by the graph below.

Loan Financial Margin - Interest

Analysis in terms of net recovery of losses shows a significant increase in the coverage margin. For instance, in June 2009, for an existing provision of 7.7% of the portfolio, the effective net loss in the subsequent twelve months was 3.9%, meaning the existing provision covered the loss by an excess margin of nearly 100%.

Loan Financial Margin - Interest

Allowance for Loan Losses

Bradesco holds allowances nearly R$3.0 billion of requirements. The current provisioning levels reflect Bradesco’s cautious approach to supporting potential changes in scenarios, such as higher delinquency levels and/or changes in the loan portfolio profile.

Delinquency of over 60 days (non-performing loans) presented the same tendency to decrease as delinquency of more than 90 days. Moreover, additional comfort stemmed from higher Operating Coverage Ratios in June 2010, both for Non-Performing Loans (155.8%) and delinquency over 90 days (188.5%).

(*) Loan operations overdue for over 60 days and that do not generate revenue appropriation under the accrual accounting method.

Loan Financial Margin - Interest

Loan Portfolio – Portfolio Indicators

To facilitate the monitoring of the quantitative and qualitative performance of Bradesco’s loan portfolio, a comparative summary of the main figures and indicators is presented below:

	R$ million (except %)
	Jun10	Mar10	Jun09
Total Loan Operations	208,588	198,107	179,377
- Individuals	88,322	84,729	73,193
- Corporate	120,266	113,378	106,184
Existing Provision	15,782	15,836	13,871
- Specific	7,885	8,230	7,480
- Generic	4,889	4,601	3,399
- Excess	3,008	3,005	2,992
Specific Provision / Existing Provision (%)	50.0	52.0	53.9
Existing Provision / Loan Operations (%)	7.6	8.0	7.7
AA - C Rated Loan Operations / Loan Operations (%)	91.8	91.4	91.3
D Rated Operations under Risk Management / Loan Operations (%)	2.0	2.0	2.3
E - H Rated Loan Operations / Loan Operations (%)	6.2	6.6	6.4
D Rated Loan Operations	4,267	3,961	4,078
Existing Provision for D Rated Operations	1,101	1,046	1,091
D Rated Provision / Loan Operations (%)	25.8	26.4	26.7
D - H Rated Non-Performing Loans	11,350	11,651	11,355
Existing Provision/D - H Rated Non-Performing Loans (%)	139.0	135.9	122.2
E - H Rated Loan Operations	12,967	13,161	11,504
Existing Provision for E - H Rated Loan Operations	11,412	11,622	9,868
E - H Rated Provison / Loan Operations (%)	88.0	88.3	85.8
E - H Rated Non-Performing Loans	9,397	9,742	9,182
Existing Provision/E - H Rated Non-Performing Loan (%)	167.9	162.6	151.1
Non-Performing Loans (*)	10,132	10,465	10,055
Non-Performing Loans (*) / Loan Operations (%)	4.9	5.3	5.6
Existing Provision / Non-Performing Loans (*) (%)	155.8	151.3	137.9
Loan Operations Overdue for Over 90 days	8,371	8,760	8,205
Existing Provision / Operations Overdue for Over 90 days (%)	188.5	180.8	169.1
(*) Loan operations overdue for over 60 days and that do not generate revenue appropriation under the accrual accounting method.

The table above shows a general improvement of the loan portfolio performance indicators, especially among loans rated between "AA – C,” which accounted for 91.8% of the loan portfolio as of June 2010, and delinquency indicators, mainly those of Non Performing Loans, which decreased by 0.7 p.p. in the six-month comparison, now corresponding to 4.9% of the loan portfolio. Non-performing loan operations and these classified between D – H decreased by 2.6% in the quarter, despite the 5.3% increase of the loan portfolio in the period. The performance of these indicators is a result of improvements in delinquency considering Brazil's improved economic conditions.

Funding Financial Margin - Interest

Funding Financial Margin - Breakdown

	R$ million
	Financial Margin - Funding
	1H10	1H09	2Q10	1Q10	Variation
					Half-year	Quarter
Interest - due to volume					98	22
Interest - due to spread					(213)	59
Interest Financial Margin	1,267	1,382	674	593	(115)	81

Comparing the second quarter of 2010 with the previous one, there was an increase of 13.7% or R$81 million in the interest funding financial margin. This growth was due to increased operation volume, which contributed to a R$22 million increase and also from spread gains equal to R$59 million, resulting from increases in the basic Selic interest rate by the Brazilian Central Bank

In the first half of 2010, the “interest” funding financial margin was R$1,267 million, compared to R$1,382 million in the same period in 2009, an 8.3% or R$115 million decrease. The decrease was due to a reduction in the average spread of R$213 million, resulting from lower market interest rates (Selic), partially offset by the increase in the average business volume that contributed with R$98 million from the recovery of the economic activity.

Funding Financial Margin - Interest

Loans vs. Funding

To analyze Loan Operations in relation to Funding, it is first necessary to deduct, from total client funding, the amount committed to compulsory deposits at the Central bank and the amount of available funds held at units in the customer service network, then to add the funds from domestic and offshore ones that provide the institution's funding to meet loan and financing needs.

Bradesco presents low reliance on interbank deposits and foreign credit lines, given its effective capacity to obtain funding from customers. This is the result of the outstanding position of its service network, extensive diversity in products offered and market confidence in the Bradesco brand. The use of funds presents a comfortable margin, proving that Bradesco is capable of supplying, mainly through raising funds with clients, the need for resources required by loan operations.

Funding x Investments	R$ million			Variation %
	Jun10	Mar10	Jun09	Quarter	12M
Demand Deposits + Investment Account	33,842	32,585	28,378	3.9	19.3
Sundry Floating	3,139	3,715	2,743	(15.5)	14.4
Savings Deposits	47,332	45,195	38,503	4.7	22.9
Time Deposits + Debentures (1)	138,480	134,122	129,357	3.2	7.1
Other	12,116	10,851	8,725	11.7	38.9
Clients Funds	234,909	226,468	207,706	3.7	13.1
(-) Compulsory Deposits / Funds Available (2)	(50,140)	(43,462)	(36,344)	15.4	38.0
Clients Funds Net of Compulsory Deposits	184,769	183,006	171,362	1.0	7.8
Onlending	24,703	20,646	17,421	19.7	41.8
Foreign Credit Lines	14,783	14,272	12,324	3.6	20.0
Funding Abroad	14,802	15,383	14,987	(3.8)	(1.2)
Total Funding (A)	239,057	233,307	216,094	2.5	10.6
Loan Portfolio/Leasing/Cards (Other Loans)/Acquired CDI (B) (3)	209,045	199,449	183,511	4.8	13.9
B/A (%)	87.4	85.5	84.9	2.0 p.p.	2.5 p.p.
(1) Debentures mainly used to back purchase and sale commitments;
(2) Excludes government bonds tied to savings accounts; and
(3) Comprises amounts relative to card operations (payment in full and financing for merchants) and amounts related to interbank deposit certificates (CDI) to debate from the compulsory amount.

Funding Financial Margin - Interest

Main Funding Sources

The following table presents changes in main funding sources:

	R$ million			Variation %
	Jun10	Mar10	Jun09	Quarter	12M
Demand Deposits + Investment Account	33,842	32,585	28,378	3.9	19.3
Savings Deposits	47,332	45,195	38,503	4.7	22.9
Time Deposits	96,824	92,577	100,142	4.6	(3.3)
Debentures (*)	40,915	40,790	28,473	0.3	43.7
Borrow ing and Onlending	35,033	30,208	29,081	16.0	20.5
Funds from Issuance of Securities	12,729	8,550	7,694	48.9	65.4
Subordinated Debts	23,385	23,541	20,406	(0.7)	14.6
Total	290,059	273,445	252,676	6.1	14.8
(*) Considers only debentures used to back purchase and sale commitments.

Demand Deposits and Investment Account

The 3.9% or R$1,257 million growth in the second quarter of 2010 compared to the previous quarter, and the 19.3% increase (or R$5,464 million) year-on-year, are mainly due to the growth in funds from the recovery of economic activity, which in turn led to improved funding conditions.

Savings Deposits

The variation in the quarter is basically due to the higher inflows and the remuneration of deposits (TR + 0.5% p.m.), which reached 1.6% in the second quarter of 2010, representing growth of 4.7%. We believe that savings accounts will remain a good investment alternative, for being safer for investors and a large funding source for housing financing, thus, enabling the continued increase in deposits.

Comparing the first half of 2010 with the same half in the previous year, the 22.9% growth in deposits is mainly due to (i) higher available income, resulting from social mobility; (ii) the result of increased funding that exceeded withdrawals; (iii) the remuneration of balances (TR + 0.5% p.m.), reaching 6.6% in the period; and (iv) the attractive features of the product.

At the end of the first half of 2010, the balance of Bradesco’s Savings Accounts represented 17.8% of the Brazilian Savings and Loan System (SBPE).

Funding Financial Margin - Interest

Time Deposits

In the second quarter of 2010, time deposits grew by 4.6% (or R$4,247 million) over the previous quarter.

The decrease in comparison with the first half of 2009 is due to the migration to other funding sources (i.e. Debentures and Financial Bills) that have lower funding costs.

Debentures

On June 30, 2010, the balance of Bradesco’s debentures was R$40,915 million.

Despite the stable behavior compared to the previous quarter, note that the continuous growth in funding as of the first half of 2009 was mainly impacted by the placement of the securities, which are used to back purchase and sale commitments, which in turn are impacted by steady levels of economic activity.

Borrowings and Onlending

The 16.0%, or R$4,825 million, increase in the quarter is mainly due to the following: (i) the R$4,021 million increase in the volume of funds from borrowings and onlending in the country, especially through Finame operations; and (ii) the positive variation of the foreign exchange rate by 1.2%, which impacted borrowings and onlendings denominated and/or indexed in foreign currency, the balance of which was R$9,077 million in March 2010 and R$9,881 million in June 2010.

The increase of 20.5%, or R$5,952 million, in the first half of 2010, when compared to the same period last year, was due to: (i) the R$7,152 million increase in the volume of funding by borrowings and onlending in the country, mainly through Finame and BNDES operations, the balance of which was R$18,000 million in June 2009 and R$25,152 million in June 2010; (ii) the negative variation of the foreign exchange rate by 7.7% which directly impacted borrowings and onlendings denominated and/or indexed in foreign currency, the balance of which was R$11,081 million in June 2009 and R$9,881 million in June 2010.

Funding Financial Margin - Interest

Funds from Security Issuances

The 48.9%, or R$4,179 million increase in the quarter is mainly due to the following: (i) new issues of Financial Bills to the market as of April 2010, enabling nearly R$3.4 billion in funding; and (ii) a positive exchange rate variation of 1.2%.

In the first half of 2010 there was a 65.4%, or R$5,035 million growth in comparison with the same period last year, mainly resulting from: (i) new issues of Financial Bills to the market in the second quarter of 2010; (ii) the increased number of securities issued abroad, amounting to R$1.6 billion; which was partially offset by: (iii) the 7.7% negative foreign exchange rate variation, which impacted the portfolio’s securities.

Subordinated Debt

In June 2010, Bradesco’s Subordinated Debt totaled R$23,385 million (R$3,284 million abroad and R$20,101 million in Brazil). In the twelvemonth period, Bradesco issued R$2,429 million in Subordinated Debt (R$1,078 million in Brazil and R$1,351 million abroad), R$2,284 million of which is eligible for Level II of the Capital Adequacy Ratio (Basel II) with maturity in 2015 and 2019, respectively. The perpetual subordinated debt in the amount of US$300 million issued in June 2005 was called in advance in June 2010 and is no longer part of Reference Shareholders’ Equity Tier II.

Note that only R$8,608 million of total subordinated debt is used for calculating the Capital Adequacy Ratio (Basel II), given the maturity of each subordinated debt operation.

Securities/Other Financial Margin - Interest

Securities/Other Financial Margin - Breakdown

	R$ million
	Financial Margin - Securities / Other
	1H10	1H09	2Q10	1Q10	Variation
					Half-year	Quarter
Interest - due to volume					111	4
Interest - due to spread					(108)	192
Interest Financial Margin	1,074	1,071	635	439	3	196
Revenues	8,292	7,173	4,542	3,750	1,119	792
Expenses	(7,218)	(6,102)	(3,907)	(3,311)	(1,116)	(596)

In relation to the previous quarter, the “interest” financial margin from Securities/Other increased by R$196 million or 44.6% in the second quarter of 2010, mainly due to the average spread variation of R$192 million, mainly due to an increase in the interest rate (Selic).

Financial margin with Securities/Other in the first half of 2010 was R$1,074 million, a 0.3% or R$3 million increase, result of a R$111 million increase in average volume, partially offset by a reduced average spread that impacted the result in R$108 million, from the reduction in the interest rate in the period.

Insurance Financial Margin - Interest

Interest Financial Margin - Breakdown

	R$ million
	Financial Margin - Insurances
	1H10	1H09	2Q10	1Q10	Variation
					Half-year	Quarter
Interest - due to volume					183	16
Interest - due to spread					(27)	(163)
Interest Financial Margin	1,341	1,185	597	744	156	(147)
Revenues	3,891	3,896	1,615	2,276	(5)	(661)
Expenses	(2,550)	(2,711)	(1,018)	(1,532)	161	514

The “interest” financial margin of insurance operations decreased by R$147 million, or 19.8%, in relation to the first quarter of 2010, impacted by a R$163 million decrease in average spread, reflex of the volatility in the stock market during the second quarter of 2010, when the Ibovespa index dropped by 13.4%, negatively impacting the profitability of equity and multimarket funds. This effect was partially offset by the R$16 million increase in the volume of operations.

When compared to the same period in 2009, “interest” financial margin from insurance operations grew 13.2%, or R$156 million, in the first half of 2010. This performance was due to the increase in the average volume of business of R$183 million, offset by a decrease in the average spread of R$27 million.

Financial Margin – Non-Interest

Financial Margin Non-Interest - Breakdown

	R$ million
	Non-Interest Financial Margin
	1H10	1H09	2Q10	1Q10	Variation
					Half-year	Quarter
Loans	-	(72)	-	-	72	-
Funding	(127)	(120)	(64)	(63)	(7)	(1)
Insurance	144	243	75	69	(99)	6
Securities/Other	650	1,431	373	277	(781)	96
Total	667	1,482	384	283	(815)	101

In the second quarter of 2010, "non-interest” financial margin result came to R$384 million versus the R$283 million posted in the first quarter of 2010. In the first half of 2010, the margin reached R$667 million. Variations in non-interest financial margin were due chiefly to:

  “Loans,” represented by commissions from the placement of financing and loans. Expenses were reduced due to accounting policy changes from the second quarter of 2008. Financing commissions were incorporated into the balances of financing/leasing operations;

  “Funding,” represented by expenses with the Credit Guarantee Fund (Fundo Garantidor de Crédito – FGC). The increase between the periods compared was mainly due to an expanded client base;

  “Insurance," represented by gains from equity investments. Variations between the periods are associated with market conditions, which provided better/worse opportunities for realizing gains; and

  “Securities/Other,” the R$96 million increase in the second quarter of 2010 when compared to the previous quarter, resulted from higher treasury/securities gains. When compared to the first half of 2009, the R$781 million decrease in the first half of 2010 corresponds to the resumption of normality in domestic/foreign markets that provided exceptional gains in the first half of 2009.

Insurance, Private Pensions and Savings Bonds

Analysis of the balance sheets and income statements of Grupo Bradesco de Seguros, Previdência e Capitalização:

Consolidated Balance Sheet

	R$ million
	Jun10	Mar10	Jun09
Assets
Current and Long-Term Assets	94,487	92,552	82,407
Securities	88,515	86,928	76,451
Insurance Premiums Receivable	1,423	1,337	1,413
Other Loans	4,549	4,287	4,543
Permanent Assets	2,145	2,116	1,541
Total	96,632	94,668	83,948
Liabilities
Current and Long-Term Liabilities	85,393	83,494	73,737
Tax, Civil and Labor Contingencies	1,631	1,590	1,985
Payables on Insurance, Private Pension Plan and Savings Bond Operations	321	296	288
Other Liabilities	4,133	3,923	2,636
Insurance Technical Provisions	7,016	6,972	6,510
Technical Provisions for Life and Private Pension Plans	68,975	67,572	59,533
Technical Provisions for Savings Bonds	3,317	3,141	2,785
Minority Interest	489	613	151
Shareholders' Equity	10,750	10,561	10,060
Total	96,632	94,668	83,948

Consolidated Statement of Income

	R$ million
	1H10	1H09	2Q10	1Q10
Insurance Written Premiums, Private Pension Plan Contributions and Savings Bonds	14,359	11,608	7,163	7,196
Premiums Earned from Insurance, Private Pension Plan Contribution and Savings Bonds	7,685	6,366	4,013	3,672
Interest Income of the Operation	1,445	1,388	654	791
Sundry Operating Revenues	487	421	226	261
Retained Claims	(4,591)	(3,920)	(2,324)	(2,267)
Savings Bonds Draw ing and Redemptions	(970)	(776)	(519)	(451)
Selling Expenses	(755)	(604)	(383)	(372)
General and Administrative Expenses	(841)	(638)	(439)	(402)
Other (Operating Income/Expenses)	(35)	(110)	(18)	(17)
Tax Expenses	(176)	(142)	(91)	(85)
Operating Income	2,249	1,985	1,119	1,130
Equity Result	105	83	50	55
Non-Operating Income	(16)	(12)	(9)	(7)
Taxes and Contributions and Minority Interest	(934)	(768)	(459)	(475)
Net Income	1,404	1,288	701	703

(*) Not considering the effect of RN 206/09 (ANS) in the total of R$372 million (health), which, as of January 2010, excluded PPNG (SES) and the accounting of premiums “Pro-rata temporis.” This accounting change did not affect Earned Premiums.

Insurance, Private Pensions and Savings Bonds

Income Distribution of Grupo Bradesco de Seguros e Previdência

	R$ million
	2Q10	1Q10	4Q09	3Q09	2Q09	1Q09	4Q08	3Q08
Life and Private Pension Plans	443	409	394	347	366	357	383	392
Health	122	148	129	89	107	137	113	115
Savings Bonds	57	65	44	65	58	50	55	64
Basic Lines and Other	79	81	35	106	107	106	(1)	58
Total	701	703	602	607	638	650	550	629

Performance Ratios

	%
	2Q10	1Q10	4Q09	3Q09	2Q09	1Q09	4Q08	3Q08
Claims Ratio (1)	71.8	73.3	74.3	77.2	73.3	73.7	78.0	72.4
Selling Ratio (2)	10.2	10.6	9.6	9.9	9.9	9.5	10.1	10.3
Administrative Expenses Ratio (3)	6.1	5.6	4.6	5.4	5.4	5.6	6.0	5.9
Combined Ratio (*) (4)	84.7	85.2	85.3	88.9	85.5	86.2	89.7	84.4
(*) Excludes additional provisions.
(1) Retained Claims/Earned Premiums;
(2) Selling Expenses/Earned Premiums;
(3) Administrative Expenses/Net Premiums Written; and
(4) (Retained Claims + Selling Expenses + Other Operating Revenue and Expenses) / Earned Premiums + (Administrative Expenses + Taxes) / Net Premiums Written.

Premiums Written, Pension Plan Contributions and Savings Bond Income (*)

(*) Not considering the effect of RN 206/09 (ANS) in the total of R$372 million (health), which, as of January 2010, excluded PPNG (SES) and the accounting of premiums “Pro-rata temporis.” This accounting change did not affect Earned Premiums.

In the second quarter of 2010, premiums written, pension plan contributions and savings bond income increased by 17.5% on the same quarter of the previous year.

According to Susep and ANS, in the insurance, private pension plan and savings bond segment, Bradesco Seguros e Previdência earned R$11.9 billion up to May 2010, maintaining its position as leader of the ranking with a market share of 24.6%. In the same period, the insurance industry as a whole earned R$48.2 billion.

Insurance, Private Pensions and Savings Bonds

Retained Claims by Insurance Line

Note: for comparison purposes, we have excluded Technical Provision complements on benefits to be granted - Remission, from the selling ratio calculation (Premiums earned), amounting to R$149 million (health insurance).

Insurance Selling Expenses by Insurance Line

Note: for comparison purposes, we have excluded Technical Provision complements on benefits to be granted – Remission, from the selling ratio calculation (Premiums earned), amounting to R$149 million (health insurance).

Efficiency Ratio

General and Administrative Expenses / Revenue

Insurance, Private Pensions and Savings Bonds

Insurance Technical Provisions

Insurance Group’s technical provisions represented 31.4% of the insurance industry in May 2010, according to Susep and the National Supplementary Health Agency (ANS).

Note: 1: According to RN 206/09, as of January 2010, provisions for unearned premiums (PPNG) were excluded.
Note: 2: According to Susep Circular Letter 379/08, as of January 2009, technical provisions fo r reinsurance were recorded under assets.

Bradesco Vida e Previdência

	R$ million (except when indicated otherwise)
	2Q10	1Q10	4Q09	3Q09	2Q09	1Q09	4Q08	3Q08
Net Income	443	409	394	347	366	357	383	392
Income from Premiums and Contribution Revenue*	3,690	3,910	4,933	3,697	3,304	2,822	3,517	3,117
- Income from Private Pension Plans and VGBL	3,052	3,291	4,295	3,100	2,758	2,294	2,964	2,599
- Income from Life/Accidents Insurance Premiums	638	619	638	597	546	528	553	518
Technical Provisions	68,975	67,572	65,692	61,918	59,533	57,384	56,052	54,530
Investment Portfolio	72,507	70,920	68,780	64,646	61,736	59,063	57,357	56,564
Claims Ratio	44.7	45.1	50.9	48.1	43.9	43.7	48.4	48.4
Selling Ratio	17.5	18.8	14.4	16.5	17.1	14.9	17.5	16.9
Combined Ratio	71.5	73.9	70.6	74.4	69.4	68.6	71.9	69.9
Participants / Policyholders (in thousands)	21,109	21,326	21,389	21,206	20,231	19,838	18,918	18,553
Premiums and Contributions Revenue Market Share (%)**	31.9	32.7	31.1	31.1	30.4	34.2	34.5	35.3
Life/AP Market Share - Insurance Premiums (%)**	16.7	16.8	16.8	16.3	16.0	16.6	16.8	16.6
* Life/VGBL/Traditional.
** Considers data as of May 2010 in the second quarter of 2010.

Due to its solid structure, its policy of offering innovative products and consumer reliance, Bradesco Vida e Previdência maintained its leadership, holding a market share of 31.9% in terms of income from pension plans and VGBL.

Bradesco Vida e Previdência is also a leader in VGBL plans, with 33.4% market share, and in Private Pension Plans, with 26.5% (source: Fenaprevi – data as of May 2010).

Net income in the second quarter of 2010 surpassed that of the previous quarter by 8.3%, mainly due to decreased claims, selling and administrative efficiency ratios in the life segment,

which resulted in a reduced combined ratio, from 73.9 in the first quarter of 2010 to 71.5 in the second quarter of 2010, and also to the excellent performance of pension plan products that contributed immensely to growth in results.

The 17.8% growth between the result in the first half of 2010 and the same period last year is mainly due to: (i) the 24.1% increase in sales, mainly those of pension plans and VGBL, which accounted for 25.6% of overall growth; (ii) a slight decrease in claims ratio; and (iii) continuation of administrative efficiency ratio at 2009 levels, despite the collective bargaining agreement of January 2010.

Bradesco Vida e Previdência

The technical provisions of Bradesco Vida e Previdência in June 2010 totaled R$69.0 billion, of which R$66.3 billion came from private pension and VGBL and R$2.7 billion from life, personal accident and other lines, an increase of 15.9% in relation to June 2009.

The Pension Plan and VGBL Investment portfolio totaled R$69.3 billion in May 2010, corresponding to a 35.5% market share (Source: Fenaprevi).

Evolution of Participants and Life and Personal Accident Policyholders

In June 2010, the number of Bradesco Vida e Previdência clients grew by 4.3%, compared to June 2009, to nearly two million private pension and VGBL plan participants and 19 million personal accident and life insurance policyholders. This strong growth was fueled by the strength of the Bradesco Brand and adequate product selling and management policies.

Bradesco Saúde – Consolidated

	2Q10	1Q10	4Q09	3Q09	2Q09	1Q09	4Q08	3Q08
Net Income (R$ million)	122	148	129	89	107	137	113	115
Net Premiums Written (R$ million)*	1,845	1,705	1,622	1,573	1,484	1,419	1,410	1,389
Technical Provisions (R$ million)	3,453	3,405	3,555	3,479	3,447	3,429	3,416	3,385
Claims Ratio	80.6	83.0	85.7	89.2	86.0	83.6	89.4	82.9
Selling Ratio	4.6	4.5	4.1	3.9	4.0	3.8	3.7	3.5
Combined Ratio	96.2	96.8	96.8	99.4	98.2	94.5	99.5	95.7
Policyholders (in thousands)	7,236	7,075	4,310	4,193	4,063	3,929	3,826	3,696
Written Premiums Market Share (%)**	49.0	49.4	48.7	48.1	47.4	46.9	44.6	44.0

* Not considering the effect of RN 206/09 (ANS) in the total of R$372 million (health), which, as of January 2010, excluded PPNG (SES) and the accounting of premiums “Pro-rata temporis.” This accounting change did not affect Earned Premiums.
Note: for comparison purposes, we have excluded build in Technical provisions for benefits to be granted - Remission, from the first quarter of 2010 ratios, amounting to R$149  million.

** Considers data as of May 2010 in the second quarter of 2010.

Despite the 8.2% growth in sales in the second quarter of 2010 and the continuation of the combined ratio at prior quarter levels, net income decreased by 17.6% in relation to the first quarter of 2010, resulting from (i) lower financial results and (ii) greater civil contingency provisions recorded in the second quarter of the year.

Net income in the first half of 2010 increased by 10.7% vis-a-vis the same period last year, chiefly due to: (i) 22.3% increase in sales; (ii) 3.2 percentage point drop in retained claims; (iii) an improved financial result; partially offset by: (iv) the constitution of a provision for benefits to be granted – remission – individual segment in the first quarter of 2010; and (v) increased personnel expenses due to the collective bargaining agreement of January 2010.

In June 2010, Bradesco Saúde maintained its strong market position in the corporate segment (source: ANS). Brazilian companies are increasingly convinced that health insurance is the best alternative to meeting their medical and hospital needs.

Approximately 42 thousand companies in Brazil have Bradesco Saúde Insurance. Of the 100 largest companies in Brazil, in terms of revenue, 41 are Bradesco Saúde and Bradesco Dental clients. Taking Mediservice into account, this figure increases to 46 (source: Exame Magazine "Melhores e Maiores" ranking, July 2009).

Number of Bradesco Saúde Policyholders - Consolidated

Bradesco Saúde – Consolidated has over 7.2 million clients. The high share of corporate policies in the overall portfolio (95.0% as of June 2010) shows the Company’s high level of specialization and customization in the corporate segment, the greatest competitive advantage in today’s supplementary health insurance market.

Mediservice S.A. became a part of Grupo Bradesco de Seguros e Previdência with a portfolio of over 260 thousand clients, with healthcare and dental plans for corporate clients conducted on a post-payment basis.

Bradesco Capitalização

	2Q10	1Q10	4Q09	3Q09	2Q09	1Q09	4Q08	3Q08
Net Income (R$ million)	57	65	44	65	58	50	55	64
Revenues from Savings Bonds (R$ million)	594	526	575	520	483	413	477	443
Technical Provisions (R$ million)	3,317	3,141	3,024	2,865	2,785	2,740	2,706	2,668
Clients (in thousands)	2,583	2,553	2,531	2,507	2,525	2,543	2,546	2,492
Market Share from Premiums and Contributions Revenues (%)*	19.5	20.9	19.7	19.4	19.0	18.3	18.9	19.0
* Considers data as of May 2010 in the second quarter of 2010.

In the second quarter of 2010, Bradesco Capitalização recorded 12.9% growth in its sales, while administrative expenses remained stable in relation to the first quarter of 2010. Net income for the last quarter was below the previous quarter’s, mainly due to the following: (i) a greater amount of securities drawn; (ii) increased technical provisions to meet increases in revenue from savings bonds, mainly for single payment products; and (iii) financial income, which remained at the same level as the previous quarter.

Net income in the first half of 2010 increased by 13.0% in comparison with the same period last year, due chiefly to: (i) 25.0% growth in revenue; (ii) an improved financial income in 2010, combined with expenses with technical provisions to meet increased sales, mainly from single payment products; and (iii) the results of the January 2010 collective bargaining agreement.

Bradesco Capitalização

Bradesco Capitalização ended the second quarter of 2010 in an excellent position in the savings bond industry, due to its policy of transparency, marked by the offer of adequate products based on potential consumer demand.

In order to offer the savings bond that best fits the profile and budget of its clients, the Bank has developed several products that vary in accordance with payment method (lump-sum or monthly), contribution term, frequency of drawings and premium amounts. This phase was mainly marked by a closer relationship with the public by consolidating the "Pé Quente Bradesco" line of products.

Among them we can highlight the performance of social and environmental products, from which part of the amount collected is transferred to social responsibility products, while also enabling the client to build a financial reserve. Bradesco Capitalização currently has partnerships with the following social and environmental institutions: Fundação SOS Mata Atlântica, which contributes to the development of reforestation projects; Instituto Ayrton Senna, which is set apart by transferring a percentage of the amount collected to social projects; the Brazilian Cancer Control Institute, which contributes to the development of projects for the prevention, early diagnosis and treatment of cancer in Brazil; and, finally, Fundação Amazonas Sustentável, through which part of the amount collected is used to develop environmental preservation and sustainable development programs and projects

The portfolio is made up of 16.3 million active bonds. Of this total, 33.1% are represented by Traditional Bonds sold in the Branch Network and Bradesco Dia&Noite channels, posting 5.7% growth in June 2009. The remaining 66.9% of the portfolio is represented by Incentive bonds (loan assignments from drawings), such as: partnerships with Bradesco Vida e Previdência and Bradesco Auto/RE. Given that the objective of this type of savings plan is to add value to the partner company's product, or even to foster the compliance of its clients, maturity and grace periods are reduced and have low unitary sale value.

Bradesco Capitalização S.A. maintains a quality management system and holds the latest version of the NBR ISO 9001:2008 certification for the “Management of Bradesco Savings Bonds.” This certification, granted by Fundação Vanzolini, attests to the quality of its internal processes and confirms the principle that underpins Bradesco Savings Bonds: good products, services and continuous growth.

Bradesco Auto/RE

	2Q10	1Q10	4Q09	3Q09	2Q09	1Q09	4Q08	3Q08
Net Income (R$ million)	27	22	43	33	40	32	(11)	35
Net Premiums Written (R$ million)	952	935	855	812	754	718	739	791
Technical Provisions (R$ million)	3,456	3,402	3,162	2,998	2,940	3,000	2,315	2,203
Claims Ratio	69.9	70.7	70.2	72.3	65.3	72.7	75.7	68.7
Selling Ratio	17.6	17.7	16.6	17.5	16.9	17.3	17.5	18.8
Combined Ratio	105.3	104.3	107.8	106.4	99.9	106.2	111.6	104.6
Policyholders (in thousands)	2,980	2,814	2,592	2,433	2,359	2,280	2,192	2,117
Market Share from Premiums and Contributions Revenues (%)*	11.8	12.1	10.4	10.2	10.1	10.1	10.5	10.7
* Considers data as of May 2010 in the second quarter of 2010.

Insurance premiums in the Auto/RE line held a market share of 11.8% (market data as of May 2010).

Net income in the second quarter of 2010 increased by 22.7% in relation to the previous quarter, mainly due to: (i) increased revenue; (ii) a reduction in retained claims; and (iii) the continuation of administrative and selling efficiency ratios at the same level as the previous quarter.

Despite impressive growth of 28.2% in the first half of 2010 in comparison with the same period in 2009, which surpassed the 11% market growth recorded up to May 2010, net income decreased by R$23 million, due to the following: (i) the December 2009 capital reduction, amounting to R$1 billion, which impacted financial result; and (ii) increased administrative expenses resulting from the January 2010 collective bargaining agreement.

Grupo Bradesco Seguros e Previdência maintained its leadership position among major insurers of Brazil’s Basic Lines Insurance market, with market share of 6.6%, in terms of revenue, as of May 2010.

In segments related to Property Insurance, Bradesco Auto/RE has been renewing the insurance programs of its major clients through partnerships with brokers specialized in the segment and fostering a closer relationship with Bradesco Corporate and Bradesco Empresas.

The excellent performance of the oil industry and the upturn in the construction industry have also contributed to the growth of Bradesco Auto/RE in this segment.

In Aviation and Maritime Hull insurance, the increased exchange with Managers at Bradesco Corporate and Bradesco Empresas has been drawn on extensively, taking full advantage of the stronger sales of new aircraft and naval construction.

The transportation segment is still the primary focus, with essential investments made to leverage new business, notably the renewal of Reinsurance Agreements, which gives the insurance business the important power to assess and cover risk, and consequently increase competitiveness in more profitable businesses, such as international transportation insurance for shipping companies involved in international trade.

Despite strong competition in the Auto/RFC line, the insurance company has increased its client base. This is mainly due to the improvement of current products and the creation of new products targeting specific publics. These include Bradesco Seguro Exclusivo Cliente Bradesco, which is exclusively for Banco Bradesco accountholders and Auto Mulher, car insurance targeted at women.

Grupo Bradesco de Seguros e Previdência held a market share in the Auto/RCF market of 15.5% as of May 2010 (Source: Susep).

Bradesco Auto/RE

Number of Auto/RE Line Policyholders

In the mass insurance segment of Basic Lines, where products target individuals, self-employed professionals and SMEs, the launch of new products and the continuous improvement of methods and systems have contributed to client base expansion. This increase can be observed mainly in residential insurance, such as Bradesco Seguro Residencial and Bradesco Seguro Auto + Residencial. The new product Bradesco Seguro Residencial Preferencial, which targets preferred clients of Banco Bradesco, also stood out.

Fee and Commission Income

A breakdown and variation in fee and commission income for the respective periods is presented below:

Fee and Commission Income	R$ million
	1H10	1H09	2Q10	1Q10	Variation
					Half-year	Quarter
Card Income	1,965	1,685	993	972	280	21
Checking Account	1,119	1,038	577	542	81	35
Fund Management	870	751	441	429	119	12
Loan Operations	829	728	439	390	101	49
Collection	522	483	265	257	39	8
Custody and Brokerage Services	229	190	115	114	39	1
Consortium Management	202	165	105	97	37	7
Payment	139	126	70	69	13	1
Underw riting	115	189	40	75	(74)	(35)
Other	387	279	208	179	108	29
Total	6,377	5,634	3,253	3,124	743	129

Explanations of the main items that influenced the variation in fee and commission income between periods follow.

Fee and Commission Income

Card Income

In the second quarter of 2010, the R$21 million increase in card income on the previous quarter was mainly due to the increased number of transactions, from 215,747 thousand to 230,417 thousand.

In the first half of 2010, Card Fee Income was R$1,965 million, up 16.6% or R$280 million in comparison with the previous year. This performance results mainly from the increase in purchases and services income, and from a 59.7% increase in the cards base, from 86,335 thousand in June 2009 to 137,835 thousand in June 2010, driven by organic growth and the Banco IBI merger. Service income for 2010 includes the partial divestment in the acquirer Cielo, in July 2009, from 39.3% to 26.6%.

In the first half of 2010, credit card revenue grew by 42.8% in relation to the same period last year, reaching R$34,766 million, and the number of transactions grew by 37.7% on the same period, from 324,128 thousand to 446,164 thousand.

Fee and Commission Income

Checking Account

In the second quarter of 2010, checking account service revenue increased by 6.5%, mainly due to a net increase of 643 thousand new checking accounts (615 thousand individual accounts and 28 thousand corporate accounts), in addition to an increased number of services provided to the Bank's clients.

Revenue in the first half of 2010 totaled R$1,119 million, representing a 7.8% increase versus the same quarter on the previous year, resulting mainly from the expansion of the checking account client base, which saw a net increase of 1,463 new checking accounts (1,366 thousand individual accounts and 97 thousand corporate accounts).

Loan Operations

In the second quarter of 2010, the 12.6%, or R$49 million increase is the result of a recovery in the number of contracted operations, highlighting the SME segment, which posted growth of 6.5% in relation to the first quarter of 2010.

The R$101 million growth in the first half of 2010 when compared with the same period last year, is mainly due to: (i) increased income from guarantees, which grew by 24.4%, mainly resulting from the 7.2% increase in Sureties and Collateral operations; and (ii) the increased number of contracted operations in the period.

Fee and Commission Income

Asset management

Asset management revenue increased by R$12 million in the second quarter of 2010, in comparison with the previous quarter, mainly due to the 1.8% increase in the volume of funds raised in the quarter.

The R$119 million or 15.8% increase between the first half of 2009 and the first half of 2010 was mainly due to the 24.4% growth in funds raised under Bradesco’s management. The highlight was income from equity investment funds, which grew by 52.9% in the period, followed by growth in third party funds of 47.2%.

Shareholders' Equity	R$ million			Variation %
	Jun10	Mar10	Jun09	Quarter	12M
Investment Funds	238,400	232,854	189,338	2.4	25.9
Managed Portfolios	17,260	17,960	17,244	(3.9)	0.1
Third-Party Fund Quotas	7,637	7,749	5,112	(1.4)	49.4
Total	263,297	258,563	211,694	1.8	24.4

Asset Distribution	R$ million			Variation %
	Jun10	Mar10	Jun09	Quarter	12M
Investment Funds – Fixed Income	215,561	207,081	174,401	4.1	23.6
Investment Funds – Variable Income	22,839	25,773	14,937	(11.4)	52.9
Investment Funds – Third-Party Funds	6,332	6,433	4,302	(1.6)	47.2
Total	244,732	239,287	193,640	2.3	26.4
Managed Portfolios – Fixed Income	9,434	9,102	9,550	3.6	(1.2)
Managed Portfolios – Variable Income	7,826	8,858	7,694	(11.7)	1.7
Managed Portfolios – Third-Party Funds	1,305	1,316	810	(0.8)	61.1
Total	18,565	19,276	18,054	(3.7)	2.8
Total Fixed Income	224,995	216,183	183,951	4.1	22.3
Total Variable Income	30,665	34,631	22,631	(11.5)	35.5
Total Third-Party Funds	7,637	7,749	5,112	(1.4)	49.4
Overall Total	263,297	258,563	211,694	1.8	24.4

Fee and Commission Income

Cash Management Solutions (Payments and Collections)

The R$9 million or 2.8% increase in revenue in the second quarter of 2010 in relation to the previous quarter is mainly related to the increase in business and the number of documents processed, which grew from 345 million to 364 million during the period in question.

In relation to the first half of 2009, Payment and Collection income increased 8.5%, or R$52 million in the first half of 2010, also due to an increase in the number of processed documents, which grew from 616 million in the first half of 2009 to 709 million in the first half of 2010.

Consortium Management

The 5.1% increase in the sale of net quotas in the second quarter of 2010 led Bradeso Consórcios to sell 21.0 thousand more quotas than the previous quarter, resulting in an 8.2% growth in revenue on the same period, ensuring Bradesco's leading position in all segments (real estate, auto, trucks/tractors) in which it operates.

In the comparison between the first half of 2010 and the same period in the previous year, there was a 22.4% increase in revenue, resulting from bids and the increased sale of new quotas, from 362,993 net quotas sold as of June 30, 2009 to 433,741 as of June 30, 2010.

Fee and Commission Income

Custody and Brokerage Services

In the second quarter of 2010, total revenue from custody and brokerage services remained practically steady, primarily due to increased revenue from custody services, which offset a reduction in brokerage revenue resulting from the behavior of the capital markets in the quarter.

In comparison with the first half of 2009, the 20.5% revenue growth in the first half of the year is mainly related to the recovery of volumes traded on the BM&FBovespa.

Underwriting

The R$35 million variation in the second quarter of 2010 versus the previous quarter refers to a lower business volume in the capital markets in the quarter

Revenue decreased R$74 million in the first half of 2010 versus the first half of 2009, mainly due to capital operations gains in the second quarter of 2009, notably with the Cielo (former-VisaNet Brasil) IPO.

Administrative and Personnel Expenses

Administrative and Personnel Expenses	R$ million
	1H10	1H09	2Q10	1Q10	Variation
					Half-year	Quarter
Administrative Expenses
Third-Party Services	1,454	1,067	730	724	387	6
Communication	677	595	343	334	82	9
Data Processing	397	365	206	191	32	15
Depreciation and Amortization	460	327	239	221	133	18
Advertising and Marketing	310	194	157	152	116	5
Rent	281	275	137	144	6	(7)
Transportation	303	238	161	142	65	19
Asset Maintenance	218	199	110	108	19	2
Leasing	185	215	87	98	(30)	(11)
Financial System Services	178	124	92	86	54	6
Security and Surveillance	133	120	66	66	13	-
Materials	129	101	66	63	28	4
Water, Energy and Gas	107	102	53	55	5	(2)
Trips	50	34	29	21	16	8
Other	505	432	262	242	73	21
Total	5,385	4,388	2,738	2,647	997	91

Personnel Expenses
Structural	3,567	3,224	1,831	1,735	343	96
Social Charges	2,724	2,504	1,407	1,317	220	90
Benefits	842	720	424	418	122	6
Non-Structural	792	536	407	385	256	22
Management and Employees Profit Sharing (PLR)	462	276	228	234	186	(6)
Provision for Labor Claims	237	179	128	109	58	19
Training	37	47	26	11	(10)	15
Termination Costs	56	34	25	31	22	(6)
Total	4,358	3,760	2,238	2,120	598	118

Total Administrative and Personnel Expenses	9,743	8,148	4,976	4,767	1,595	209

In the second quarter of 2010, Administrative and Personnel Expenses totaled R$4,976 million, an increase of 4.4% in relation to the previous quarter.

In both the comparison between the first and second quarters of 2010 and the comparison between the first half of 2010 and the same period last year, increases were the result of organic expansion and the consolidation of Banco Ibi in October 2009, impacting income as of November.

Personnel Expenses

In the second quarter of 2010, personnel expenses amounted to R$2,238 million, up 5.6%, or R$118 million from the previous quarter.

In the “structural" portion, the R$96 million increase was basically due to: (i) an increase in expenses with social charges, deriving from increased staff size; and (ii) a decrease in the number of vacations in the second quarter of 2010.

In the “non-structural” portion, the R$22 million increase basically reflects: (i) increased expenses from the provision for labor claims; (ii) increased training expenses; partially offset by: (iii) lower expenses from contract rescissions.

Administrative and Personnel Expenses

Personnel Expenses

Compared with the first half of 2009, the R$598 million increase in the first half of 2010 reflects: (i) the “structural" portion of R$342 million, mainly related to: (a) greater expenses with payroll, social charges and benefits, mainly impacted by wage increases (2009 collective bargaining agreement – 6%); and (b) the merger of Banco IBI; and (ii) the “nonstructural” portion of R$256 million, mainly resulting from: (a) greater expenses with the provision for employee profit sharing, amounting to R$186 million; (b) greater expenses with the provision for labor claims, amounting to R$58 million; and (c) greater expenses with contract rescissions, amounting to R$22 million.

Administrative and Personnel Expenses

Administrative Expenses

In the second quarter of 2010, administrative expenses were R$2,738 million, up 3.4%, or R$91 million, on the previous quarter. The main variations were: (i) R$19 million in transportation expenses; (ii) R$18 million in depreciation and amortization; and (iii) R$15 million in expenses from data processing, mainly related to increased business volume and an expanded service network; partially offset by: (iv) fewer expenses from the leasing of goods, amounting to R$11 million.

The R$997 million increase, or 22.7%, in the first half of 2010 versus the same period last year, mainly reflects: (i) organic growth and consequent increase in service points (from 41,003 on June 30, 2009 to 49,154 on June 30, 2010); (ii) increased business volume; (iii) contractual adjustments; and (iv) the merger of Banco IBI.

Operating Coverage Ratio (*)

In the quarter, the coverage ratio in the last twelve months dropped by 1.1 p.p., due to: (i) increased administrative and personnel expenses resulting from business expansion and the impact of the collective bargaining agreement; and partially offset by: (ii) increased fee and commission income.

Tax Expenses

Tax expenses dropped R$15 million in the second quarter, mainly due to: (i) prepayment of Property Tax (IPTU) in the first quarter of 2010; partially offset by: (ii) increased expenses with ISS/PIS/Cofins from higher taxable income in the second quarter of 2010.

Tax expenses grew by R$281 million in the first half of 2010 versus the first half of 2009, mainly due to the increase in expenses with ISS/PIS/Cofins taxes of R$226 million, reflecting the higher taxable income, especially financial margin, as well as fee and commission income.

Equity in the Earnings of Affiliated Companies

In the second quarter of 2010, equity in the earnings of affiliated companies was R$19 million, down R$10 million on the previous quarter, due mainly to lower earnings from the following affiliates: IRB, amounting to R$3 million; and Serasa, amounting to R$3 million.

In the first half of 2010 there was a R$29 million growth in comparison with the same period last year, mainly resulting from: (i) greater earnings with affiliated company IRB, amounting to R$31 million; and offset: (i) by lower earnings with affiliates: BES Investimentos, amounting to R$6 million; and Serasa, amounting to R$6 million.

Other Operating Expenses (Net of Operating Revenue)

In the second quarter of 2010, other operating expenses, net of other operating revenues, increased R$38 million, slightly over the last four quarters. The increase was mainly due to: (i) increased general expenses; partially offset by: (ii) smaller operating provisions recorded in the period.

Compared with the same half of 2009, the R$267 million increase in the second half of 2010 in other operating expenses net of other operating revenue basically reflects: (i) constitution of operating provisions, especially those for civil contingencies; (ii) goodwill amortization; and (iii) operating expenses, resulting from the merger of Banco Ibi in November 2009.

Operating Income

In the second quarter of 2010, Operating Income was R$3,646 million, up 15.0%, or R$475 million, from the previous quarter, mainly reflecting: (i) the R$358 million increase in financial margin; (ii) the increased operating income from Insurance, Private Pension Plan and Savings Bonds, totaling R$203 million; (iii) the increased fee and commission income, totaling R$129 million; partially offset by: (iv) an increase in personnel and administrative expenses of R$209 million.

In the first half of 2010 there was R$1,524 million, or 28.8% growth in comparison with the same period last year, mainly resulting from: (i) the decreased allowance for loan losses, totaling R$1,531 million; (ii) the increased financial margin of R$1,061 million; (iii) the increased fee and commission income of R$743 million; (iv) the increased operating income of Insurance, Private Pension Plan and Savings Bonds of R$303 million; partially offset by: (v) the increased personnel and administrative expenses of R$1,595 million; (vi) the R$267 million increase in other operating expenses (net of other revenues); and (vii) the R$281 million increase in tax expenses.

Non-Operating Income

The R$16 million variation in relation to the previous quarter is mainly explained by increased losses from the sale of assets in the second quarter of 2010.

In the first half of 2010, compared with the first half of 2009, the variation was mainly due to greater gains from the sale of assets in the first six months of 2009, highlighting the sale of Visa Inc.’s shares.

Return to Shareholders

3

Management, Preparation and Disclosure of the Report on Economic and Financial Analysis and the Consolidated Financial Statements of Bradesco Organization

ISO 9001 2008

Sustainability

In April 2010, Bradesco launched its new Banco do Planeta website. The website, now more functional, interactive and with more accessibility features, shows contents based on the three pillars of the Organization's sustainability strategy. For more information, visit http://www.bancodoplaneta.com.br.

Bradesco made an interactive course on personal finances available to everyone, whether clients or not. The course, which is divided into eight modules, provides practical examples on how to control expenses, promote financial recovery and plan personal projects. Visit http://www.bancodoplaneta.com.br for more information on the new course.

Strengthening its concern with accessibility, Bradesco recently launched the "Bradesco Visual Mouse" for customers with physical disabilities. It is an innovative software for the banking sector, which allows people with upper limb movement limitation to use computers by controlling the mouse with head movements. More information can be found at http://www.bradesco.com.br/acessibilidade.

The 2008 Bradesco Sustainability Report won two international prizes: the GRI Reader's Choice Awards 2010, in the "Most Effective Report" category and the Corporate Register Reporting Awards 2010, in the "Credibility through Assurance Report" category.

Another important acknowledgement was the classification of Bradesco's greenhouse gas emission inventory in the Gold category of the Brazilian GHG Protocol Program, granted to companies providing the complete record of all greenhouse gas emissions, which are checked by an independent party.

The "Nossa Presença no Planeta" (Our Presence in the Planet) exhibit, an initiative of the Eco- efficiency  anagement Program, can be visited at Cidade de Deus, Osasco (São Paulo). The objective of this exhibit is to raise the visitors' awareness on the importance of sustainability in everyday life, by means of a thematic area that shows parallels between sustainable and unsustainable actions to the planet.

On June 30, Bradesco launched the Sports Development Center of the ADC Bradesco Sports and Education, one of the most modern architectonic facilities and structures of Brazil, to develop its Sport and Social Program in volleyball and basketball. In line with Bradesco Organization's social and environmental responsibility policy, the architectonic project and development included the most modern concepts of eco-efficiency and conservation of natural resources, complying with international sustainability criteria, including the LEED Leadership in Energy Environmental Design certification. For more information, visit http://www.adcbradesco.com.br.

Investor Relations Area

The Investor Relations Area promoted the "Bradesco Open Day" for the first time at Cidade de Deus, an event created to introduce the base of Banco Bradesco to analysts and investors. The event was attended by Mr. Lázaro de Mello Brandão, Chairman of the Board of Directors and Mr. Luiz Carlos Trabuco Cappi, CEO, in addition to the presentation of several the Organization's strategic areas. The event lasted 10 hours and was broadcast on the internet and by cellular phones and is available on the website http://www.bradescori.com.br.

In the first semester of 2010, we attended 82 meetings, among which telephone calls, domestic and international events.

Service to Shareholders, Analysts and Investors	1H10	2009	2008
Meetings with Investors	50	160	198
Conference Calls	16	59	55
Events Abroad	9	18	20
APIMEC Meetings (Capital Market Professionals and Investors Association)	5	17	14
Chats	1	3	3
INI (National Investors' Institute)	1	1	3
Total	82	258	293

Corporate Governance

Bradesco was rated AAA+ by Management & Excellence, making it the first Latin American bank to obtain the highest corporate governance rating, and it also received an AA rating (Best Corporate Governance Practices) from Austin Rating.

Regarding the Organization's corporate governance structure, Bradesco's Board of Directors is supported by 5 statutory committees (Ethical Conduct, Audit, Internal Controls and Compliance, Compensation and Integrated Risk Management and Capital Allocation), in addition to 41 Executive Committees that assist the Board of Executive Officers in the execution of its duties.

Shareholders are entitled to 100% tag-along rights for common shares and 80% for preferred shares and to a minimum mandatory dividend of 30% of adjusted net income, which surpass the 25% minimum provided for by Brazilian Corporation Law. Preferred shares are entitled to dividends 10% greater than those attributed to common shares.

On March 10 and June 10, 2010, all matters submitted to the Shareholder Meetings were approved.

For more information, go to the corporate governance section of the investor relations website at http://www.bradesco.com.br/ri/.

Bradesco shares

Number of Shares Common (ON) and Preferred (PN)

	In thousands
	Jun10	Dec09	Dec08	Dec07	Dec06	Dec05
Common Shares	1,710,205	1,710,205	1,534,806	1,009,337	500,071	489,450
Preferred Shares	1,710,204	1,710,346	1,534,900	1,009,337	500,812	489,939
Subtotal Outstanding	3,420,409	3,420,551	3,069,706	2,018,674	1,000,883	979,389
Treasury Shares	-	6,535	163	2,246	758	464
Total	3,420,409	3,427,086	3,069,869	2,020,920	1,001,641	979,853

On June 30, 2010, Banco Bradesco's capital stock was R$28.5 billion, composed of 3,420,409 thousand shares (all book-entry shares without par value), of which 1,710,205 thousand were common shares and 1,710,204 thousand were preferred shares. The largest shareholder is the holding company Cidade de Deus Participações, which directly holds 48.4% of voting capital and 24.2% of total capital.

Cidade de Deus Participações is controlled by the Aguiar Family, Fundação Bradesco and another holding company, Nova Cidade de Deus Participações, which in turn is controlled by Fundação Bradesco and Elo Participações e Investimento, whose shareholders are the majority of members on Bradesco's Board of Directors, Statutory Board of Executive Officers and skilled employees.

Number of Shareholders – Resident in Brazil and Abroad

	Jun10%		Ownership of Capital (%)	Jun09%		Ownership of Capital (%)
Individuals	344,148	89.7	24.1	350,701	89.9	25.8
Corporate	37,668	9.8	45.8	37,955	9.7	45.4
Subtotal of Domiciled in the Country	381,816	99.6	69.9	388,656	99.6	71.2
Domiciled Abroad	1,723	0.4	30.1	1,653	0.4	28.8
Total	383,539	100	100.0	390,309	100	100.0

On June 30, 2010, there were 381,816 shareholders domiciled in Brazil, accounting for 99.55% of total shareholders and holding 69.91% of shares, while there were 1,723 shareholders residing abroad, accounting for 0.45% of shareholders and holding 30.09% of shares.

Share Performance(*)

	In R$ (except when indicated)
	2Q10	1Q10	Variation %	1H10	1H09	Variation %
Net Income per Share	0.65	0.57	14.3	1.22	1.06	15.0
Dividends/Interest on Shareholders' Equity – Common Share (after Income Tax - IR)	0.175	0.167	4.9	0.343	0.308	11.2
Dividends/Interest on Shareholders' Equity – Preferred Share (after Income Tax - IR)	0.194	0.184	5.4	0.377	0.340	11.1
Book Value per Share (Common and Preferred)	11.77	11.45	2.8	11.77	10.04	17.2
Last Business Day Price – Common	21.16	23.81	(11.1)	21.16	19.83	6.7
Last Business Day Price – Preferred	25.55	29.82	(14.3)	25.55	23.95	6.7
Market Capitalization (R$ million) (1)	87,887	100,885	(12.9)	87,887	81,301	8.1
Market Capitalization (R$ million) - Most Liquid Share (2)	96,148	112,189	(14.3)	96,148	88,960	8.1

(*)	Adjusted for corporate events occurred in the periods.
(1)	Number of shares (less treasury shares) x closing quote for common and preferred shares on last day in period;
(2)	Number of shares (less treasury shares) x closing quote for preferred shares on last day of period.

Bradesco's preferred share price fell by 14.3% in the second quarter of 2010 and 3.0% in the first half of 2010, compared to the Ibovespa, which fell by 13.4% in the second quarter and 11.2% in the half-year. In our view, the value of the Bank's shares has room to recover, given the positive growth seen in its results, due to the slightly higher drop compared to the market in general. The perspectives for the second half of 2010 are also positive.

The Brazilian market, as well as all other world markets, was severely impacted in the first half of the year by the crisis among European economies. This process increased with the acute deterioration of the expectations for the Greek economy and further deteriorated with the economies of other European countries (mainly Portugal and Spain). Risk aversion decreased by the end of the half-year with clear support from the main Euro zone economies offered to Greece and other countries affected by the crisis in the region, however, volatility is still very high.

Main Indicators

Market Value: considers the closing price of common and preferred shares, multiplied by the respective number of shares (excluding treasury shares).

Market Value/Shareholders' Equity: indicates the multiple by which Bradesco's market value exceeds its book shareholders' equity.

Formula used: Market value divided by the book shareholders' equity.

Dividend Yield: the ratio between share price and dividends and/or interest on shareholders' equity paid to shareholders in the last twelve months, which indicates the return on investment represented by the allocation of net income.

Formula used: amount received by shareholders as dividends and/or interest on shareholders' equity in the last twelve months, divided by the closing quote of preferred shares on the last trading day in the period.

Weighting in Main Stock Market Indexes

Bradesco shares are components of Brazil's main stock indexes, including the Corporate Sustainability Index (ISE), the Special Tag-Along Stock Index (ITAG) and the Special Corporate Governance Stock Index (IGC). On June 2010, Bradesco had the largest participation in the Financial Index portfolio launched in January 2010.

%	Jun10
Ibovespa	3.1
IB rX - 50	6.4
IB rX - 100	7.1
BM&FBOVESPA Financial Index (IFNC) (1)	19.6
Corporate Sustainability Index (ISE) (2)	4.2
Special Corporate Governance Stock Index (IGC)	6.3
Special Tag-Along Stock Index (ITAG)	11.9

(1)	As of January 2010; and
(2)	In 2010, new rules were adopted for the index portfolio breakdown (limit per sector 15%).

Dividends/Interest on Shareholders' Equity

In the first half of 2010, R$1,538 million was allocated to shareholders as dividends and interest on shareholders' equity, equivalent to 31.5% of book net income of the period. Taking into consideration the figure in the last twelve months, the percentage corresponds to 31.5%. The amounts allocated in recent years have surpassed the limits mandated by Brazilian Corporation Law and by the Company's Bylaws.

Additional Information

4

Management, Preparation and Disclosure of the Report on Economic and Financial Analysis and the Consolidated Financial Statements of Bradesco Organization

ISO 9001 2008

Market Share of Products and Services

The market share held by the Organization in the Banking and Insurance industries and in the Customer Service Network is presented below.

	Jun10	Mar10	Jun09	Mar09
Banks – Source: Brazilian Central Bank (Bacen)
Time Deposits	N/A	13.1	13.9	14.8
Savings Deposits	N/A	14.1	13.9	13.8
Demand Deposits	N/A	18.6	18.4	17.6
Loan Operations (1)	12.6	12.7	13.2	13.5
Loan Operations - Vehicles Individuals (CDC + Leasing) (1)	18.9	19.6	21.6	22.1
Online Collection (Balance)	29.1 (**)	29.0	29.4	29.9
Number of Branches	18.4	18.3	17.7	17.6
Banks - Source: Federal Revenue Service/ Brazilian Data Processing Service (Serpro)
Federal Revenue Collection Document (DARF)	N/A	22.5 (***)	20.5	21.4
Brazilian Unified Tax Collection System Document (DAS)	N/A	16.7 (***)	16.7	16.6
Banks – Source: Social Security National Institute (INSS)/Dataprev
Social Pension Plan Voucher (GPS)	N/A	14.5	14.2	14.2
Benefit Payment to Retirees and Pensioners	20.8	20.0	19.6	19.5
Banks – Source: Anbima
Investment Funds + Portfolios	16.5	16.5	15.9	15.8
Insurance, Private Pension Plans and Savings Bonds – Source:
Insurance Superintendence (Susep) and National Agency for
Supplementary Healthcare (ANS)
Insurance, Private Pension Plan and Savings Bond Premiums	24.6 (*)	25.2	23.1	23.0
Insurance Premiums (including Long-Term Life Insurance - VGBL)	25.1 (*)	25.7	23.4	23.5
Life Insurance and Personal Accident Premiums	16.7 (*)	16.8	16.0	16.6
Auto/Basic Lines (RE) Insurance Premiums	11.8 (*)	12.0	10.1	10.1
Auto/Optional Third-Party Liability (RCF) Insurance Premiums	15.5 (*)	16.1	13.4	13.6
Health Insurance Premiums	49.0 (*)	49.4	47.4	46.9
Revenues from Private Pension Plans Contributions (excluding VGBL)	26.3 (*)	25.1	25.1	22.8
Revenues from Savings Bonds	19.5 (*)	20.9	19.0	18.3
Technical Provisions for Insurance, Private Pension Plans and
Savings Bonds	31.4 (*)	31.7	35.1	31.9
Insurance and Private Pension Plans – Source:
National Federation of Life and Pension Plans (Fenaprevi)
Income on VGBL Premiums	33.4 (*)	34.7	31.6	31.6
Revenues from Unrestricted Benefits Generating Plans (PGBL) Contributions	22.1 (*)	21.5	19.0	16.6
Private Pension Plan Investment Portfolios (including VGBL)	35.5 (*)	35.9	36.8	37.5
Credit Card – Source: Abecs
Credit Card Revenue	21.5	21.4	18.8	18.9
Leasing – Source: Brazilian Association of Leasing Companies (ABEL)
Lending Operations	17.9 (**)	16.7	19.9	19.4
Consortia – Source: Bacen
Real Estate	N/A	27.4	26.8	26.6
Auto	N/A	24.1	22.7	22.1
Trucks, Tractors and Agricultural Implements	N/A	15.0	14.2	13.8
International Area – Source: Bacen
Export Market	26.0	26.6	26.0	23.3
Import Market	19.5	21.2	18.5	17.6

(1) Central bank data for June 2010 is preliminary;
(*) Reference date: May 2010
(**) Reference date: April 2010;
(***) Reference date: February 2010; and
N/A – Not Available.

Market Share of Products and Services

Bradesco customers enjoy a wide range ofoptions for consulting and carrying out theirfinancial transactions and acquiring products andservices through high-tech means, such as ATMs,telephone (Bradesco Fone Fácil), the Internet andmobile phones (Bradesco Celular).

As part of our commitment to social responsibility,people with special needs can rely on various special services provided by the BradescoDia&Noite Customer Service Channels, such as:

Accessibility to the ATM Network for persons withvisual impairments and wheelchair users;

Internet banking utility for the visually impaired;and

Personalized assistance for the hearing impaired,by means of the digital language in Fone Fácil.

Branch Network

Region	Jun10		Market Share	Jun09		Market Share
	Bradesco	Market (*)		Bradesco	Market
North	168	780	21.5%	166	781	21.3%
Northeast	529	2,693	19.6%	530	2,717	19.5%
Midwest	289	1,431	20.2%	285	1,444	19.7%
Southeast	1,960	10,342	19.0%	1,908	10,497	18.2%
South	530	3,683	14.4%	517	3,774	13.7%
Total	3,476	18,929	18.4%	3,406	19,213	17.7%
(*) 2010 data refers to May.

Compulsory Deposits/Liabilities

%	Jun10	Mar10	Dec09	Sep09	Jun09	Mar09	Dec08	Sep08
Demand Deposits
Rate [1,5]	42	42	42	42	42	42	42	45
Additional [2,6,8]	8	8	5	5	5	5	5	8
Liabilities*	30	30	30	30	30	30	30	25
Liabilities (Microfinance)	2	2	2	2	2	2	2	2
Free	18	18	21	21	21	21	21	20
Savings Deposits
Rate [3]	20	20	20	20	20	20	20	20
Additional [2,6,8]	10	10	10	10	10	10	10	10
Liabilities	65	65	65	65	65	65	65	65
Free	5	5	5	5	5	5	5	5
Time Deposits
Rate [4,7,9]	15	15	13.5	13.5	15	15	15	15
Additional [2,6,8]	8	8	4	4	4	4	5	8
Free	77	77	82.5	82.5	81	81	80	77

* At Banco Bradesco, liabilities are applied to Rural Loan;
1 Collected in cash and not remunerated;
2 Collected in cash with the Special Clearance and Custody System (Selic) rate;
3 Collected in cash with the Reference Interest rate (TR) + interest of 6.17% p.a;
4 Pegged to securities. As of the calculation period from November 3 to 7, 2008, compliance as of November 14, 2008, liabilities began to be met by 70% in cash without remuneration and 30% by government securities pegged to the Selic rate; as of January 5 to 9, 2009, compliance as of January 16, 2009, liabilities began to be met by 60% in cash without remuneration and 40% by government securities pegged to the Selic rate;
5 Fundo Garantidor de Créditos (FGC) from August 2008, as of the calculation period from October 20 to 31, 2008, was prepaid 60 times, compliance as of October 29, 2008;
6 As of the calculation period from November 17 to 21, 2008, compliance as of December 1, 2008, additional liabilities were collected in government securities pegged to the Selic rate;
7 Liabilities in cash may be met using credits acquired, as provided for by current regulations;
8 As of the calculation period, from March 8 to 12, 2010, compliance as of March 22, 2010, the additional liabilities began to be met in cash with the Selic rate, and
9 As of the calculation period, from March 29 to April 1, 2010, compliance as of April 9, 2010, liabilities began to be met in cash with the Selic rate; acquisitions made by December 31, 2010 can be deducted.

Investments in Infrastructure, Information Technology and Telecommunications

Information Technology (IT) is a strategic factor for Bradesco Organization, which is constantly updating its technological platform using pioneering and innovative initiatives coupled with infrastructure solutions that allow for secure, fast and convenient operations.

Bradesco has always been a pioneer and the 15th anniversary of the Brazilian company’s website, www.bradesco.com.br, is sound proof of such. The portal contains 49 institutional websites and 21 transaction websites, providing its users with a friendly environment, convenience and security to carry out their transactions.

Information Technology, an important intangible asset of the Organization, is key for the Bank’s evaluation as the private company and the financial institution with the most valuable brand in Brazil, which was appraised at R$14.9 billion, according the specialized consulting firm BrandAnalytics/Millward Brown for the IstoÉ Dinheiro magazine.

Guided by best practices and protected against contingencies, Bradesco’s IT infrastructure has central computers with processing capacity of over 170,000 MIPS (million instructions per second), as well as over 6,600 corporate servers. Each day, an average of 212 million transactions are processed, with availability remaining at 99.99%. The administration of this environment seeks to transform the complex into the simple and manageable, while maintaining low operating risk and the scalability needed to support the Bank’s growth.

As a prerequisite for its continuous expansion, in the first half of 2010, Bradesco invested R$1,707 million in order to update its IT environment, drawing on the best available practices and existing technologies.

Below we present the total amount invested in recent years, including infrastructure (facilities, movable property and fixtures):

	R$ million
	1H10	2009	2008	2007	2006
Infrastructure	197	630	667	478	354
Information Technology and Telecommunication	1,510	2,827	2,003	1,621	1,472
Total	1,707	3,457	2,670	2,099	1,826

Market Risk

Market Risk Analysis

Market risk is closely monitored, measured and managed. The Organization has a conservative market risk exposure profile and its guidelines are independently monitored on a daily basis.

Market risk is controlled for all of the Organization’s companies in a corporate and centralized manner. All activities exposed to market risk are mapped, measured and classified by probability and importance, with their respective mitigation plans duly approved by the corporate governance structure.

Bradesco always seeks to be in line with the best available international market practices, local rules and New Basel Capital Accord recommendations. Therefore, Bradesco applied to the Brazilian Central Bank to use its internal market risk models for capital allocation, on June 30, 2010, in accordance with the requirements of the agency, and consequently, in accordance with the New Basel Capital Accord. Thus, the Bank expects to reduce capital allocation for market risk once it is starts using its internal models after approval by Bacen.

Market Risk

In the second quarter of 2010, risk aversion increased in the international market resulting from uncertainties related to the tax situation in certain European countries brought about business volatility, strongly impacting the Euro, which depreciated in relation to other major world currencies. Another cause of concern was the level of exposure of European banks to the debt of countries with high indebtedness and tax deficit levels, which might bring new problems to the financial system of a region still being impacted by the international financial crisis that began in 2008.

The United States, which was showing positive signs of recovery, and China, which is seen as one of the main countries responsible for the upturn in global economic growth, posted economic figures that once again raised concern with the real recovery of the world economy. For instance, in the United States, the last revision of GDP in the first quarter showed the country’s economy increased by 2.7%, below the 3% expected by analysts. The FED continued low interest rate policy, maintaining the basic interest rate between 0% and 0.25%, and evaluated that economic upturn is slowly progressing. In China, discussions of a possible real estate bubble and the adoption of a gradual appreciation policy for Chinese currency stood out. However, the economic index decreased from 1.7% to 0.3% in April, which was disclosed at the end of the quarter, causing great repercussion and called into question the capacity of Chinese demand to continue as one of the main drivers for growth of the world economy.

Domestically, the Brazilian Central Bank started a high interest rate cycle. In the two COPOM meetings held in the quarter, the Selic rate was increased by 0.75% twice, from 8.75% p.a. to 10.25% p.a. New increases in the Selic rate are expected by the market, since the Brazilian Central Bank is concerned with the rapid growth at the Brazilian economy and its pressure on prices. Therefore, 2010 and 2011 inflation is expected to be above the already targeted 4.5%. Strong GDP growth in the first quarter, up 2.7% on the previous quarter and up 9% year-on-year, plus market expectations of a 7% growth rate in 2010 reinforced the possibility that interest rates would remain high. On the other hand, the stability of industrial production in May, the stable Consumer Price Index (IPCA) in June and the weaker performance of the world economy margin show that it may not be necessary to increase interest as previously projected.

Despite increased volatility in the second quarter of 2010, the decrease in the exposure to some risk factors caused a contraction in the VaR in the period analyzed, as shown below.

VaR – Trading Portfolio

Risk Factors	R$ thousand
	Jun10	Mar10	Dec09	Sep09	Jun09	Mar09	Dec08	Sep08
Fixed Rate	3,544	3,870	10,351	3,541	5,680	16,282	76,236	24,742
General Price Index - Market (IGP-M)	494	512	289	221	154	54	18	1,231
Extended Consumer Price Index (IPCA)	716	1,200	2,799	13,061	69,167	66,173	267,651	157,598
Domestic Exchange Coupon	1,505	729	179	372	876	7,338	13,991	3,733
Foreign Currency	172	12,789	954	1,444	6,709	10,159	23,070	13,150
Variable Income	4,894	3,264	7,766	5,495	2,952	12,021	4,499	2,863
Sovereign /Eurobonds and Treasuries	3,113	2,250	9,250	15,417	34,619	88,015	170,532	71,811
Other	4	23	24	25	94	57	61	2,253
Correlation/Diversification Effect	(8,900)	(8,382)	(11,556)	(14,105)	(35,176)	(70,887)	(112,617)	(72,854)
VaR at the End of the Quarter	5,542	16,255	20,056	25,471	85,075	129,212	443,441	204,527

Average VaR in the Quarter	10,780	15,698	27,648	48,284	91,597	206,152	550,624	97,535
Minimum VaR in the Quarter	5,288	10,091	16,588	21,345	58,111	120,399	221,038	61,857
Maximum VaR in the Quarter	32,096	28,226	35,732	87,731	123,059	417,290	750,559	244,827

Backtesting – Trading Portfolio VaR

The method applied and existing statistical models are validated on a daily basis using backtesting techniques. This technique compares the daily VaR calculated with the result obtained from the same positions used to calculate VaR (hypothetical result) as well as with the result obtained already considering the transactions on the day for which VaR was estimated (effective result). The main purpose is to monitor, validate and assess the adherence of the VaR model, and the number of breaks must be aligned with the confidence interval previously established by modeling.

Market Risk

Stress Analysis

To estimate possible loss not contemplated by VaR, Bradesco assesses the possible effects on positions under stress scenarios on a daily basis. Stress Analysis is a tool that seeks to quantify the negative impacts of economic shocks and events that are financially adverse to the Institution’s positions. For this purpose, crisis scenarios are prepared based on historical data and prospects for risk factors in which the trading portfolio has a position. Accordingly, considering the effects of diversification across risk factors, the average potential loss estimated in a stress situation was R$184 million in the second quarter of 2010, while the maximum estimated potential loss was estimated at R$326 million.

Trading Portfolio Stress Analysis

	R$ million
	With Diversification					Without Diversification
	Jun10	Mar10	Dec09	Sep09	Jun09	Jun10	Mar10	Dec09	Sep09	Jun09
At the End of the Quarter	146	190	400	482	900	272	396	632	844	1,552
Average in the Quarter	184	310	489	655	1,030	373	528	790	1,182	1,743
Minimum in the Quarter	117	186	375	415	871	253	347	597	813	1,385
Maximum in the Quarter	326	396	585	903	1,299	650	652	963	1,607	2,133

In addition to monitoring and controlling VaR and the stress analyses, a sensitivity analysis of the trading portfolio is conducted on a daily basis, measuring the effects on the portfolio of changes in market curves and prices.

Report of Independent Auditors

5

Management, Preparation and Disclosure of the Report on Economic and Financial Analysis and the Consolidated Financial Statements of Bradesco Organization

ISO 9001

Independent Auditors’ Report on the Limited Review of Supplementary Financial
Information Presented in the Report on Economic and Financial Analysis

To the Board of Directors

Banco Bradesco S.A.

1. In connection with our audits of the financial statements of Banco Bradesco S.A. and its subsidiaries as of June 30, 2010 and 2009, on which we expressed an unqualified opinion in our report dated July 27, 2010, we carried out a limited review of the supplementary accounting information presented in the Report on Economic and Financial Analysis. This supplementary information was prepared by the Bank’s management to permit additional analysis and is not a required part of the financial statements.

2. Our work was carried out in accordance with the specific standards established by the Institute of Independent Auditors of Brazil - IBRACON in conjunction with the Federal Accounting Council – CFC, for purposes of our review of the supplementary accounting information described in paragraph one and mainly comprised: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the Bank and its subsidiaries with regard to the main criteria used for the preparation of this additional accounting information and (b) a review of the significant information and the subsequent events which have, or could have significant effects on the financial position and operations of the Bank and its subsidiaries.

3. Based on our limited review, we are not aware of any material modifications which should be made to the supplementary information referred to above in order that this information be fairly presented in all material respects, in relation to the financial statements referred to in paragraph one, taken as a whole.

São Paulo, July 27, 2010

Auditores Independentes

CRC 2SP000160/O-5

Luís Carlos Matias Ramos

Contador CRC 1SP171564/O-1

Financial Statements, Independent Auditors' Report, Summary of the Audit Committee´s Report and Fiscal Council´s Report

6

Management, Preparation and Disclosure of the Report on Economic and Financial Analysis and the Consolidated Financial Statements of Bradesco Organization

ISO 9001 2008

Management Report

Dear Shareholders,

We hereby present the consolidated financial statements for the first half of 2010 of Banco Bradesco S.A., prepared in accordance with the Brazilian Corporation Law.

The global economy has shown slight instability through the whole first half of the year. On the one hand, we have seen evidence of steady recovery of production, consumption and employment, while on the other hand, elevated indebtedness on the part of governments has increased fear of a more serious fiscal crisis in Europe, leading repercussions throughout the region’s banking system. The balance between these factors, however, has remained favorable, given that European governments are currently implementing fiscal adjustments that should preserve this precarious balance in the medium term in addition to loan mechanisms for members of the European Union and banking liquidity. Thus, a more adverse scenario seems less likely, and a gradual, yet consistent, global expansion should prevail.

In the beginning of the year, Brazil’s gains in activity, consumption and employment registered some of the highest growth in the last few years, resulting from fiscal and monetary stimuli in 2009 and a good medium-term outlook. Investments continue to weigh heaviest in future GDP, ensuring employment and income growth that, together with credit availability, establish a very good consumption outlook. Strong economic growth has lead to a somewhat elevated level of inflation from the external deficit and, as a consequence, interest rates have risen in an attempt to bring supply and demand back into balance and to avoid accelerated inflation and external deficit. During the next few quarters, more mild Brazilian GDP growth is expected, although it should be sufficient to preserve and increase employment and income gains, along with a steady medium-term growth rate.

At the Bradesco Organization, several significant events in the first half of the year stand out:

  on April 23, Bradesco submitted a  proposal to Grupo Santander Espanha for the acquisition of a percentage of Cielo S.A.’s shares equivalent to 2.09% of the company’s capital stock, currently owned by Santander, for R$431.7 million, and of shares pertaining to Companhia Brasileira de Soluções e Serviços – CBSS equivalent to 10.67% of the company’s capital stock for R$141.4 million, which was finalized on July 13, 2010 and submitted to the proper authorities for approval. With the acquisitions, Bradesco’s interest in Cielo will increase to 28.65% and its interest in CBSS to 45%, strengthening its interest in companies that operate within the card market;

  on April 27, Bradesco and Banco do Brasil signed a Memorandum of Understanding to enter into a partnership to manage a Brazilian credit, debt and prepaid card brand, called Elo, for both account holders and customers who do not have an account at the Bank. Among other activities, the company will also forge new business for private-label cards;

  the acquisition of the all capital stock of Ibi Services S. de R.L. México (Ibi México) and RFS Human Management S. de R.L., a subsidiary of Ibi México, was finalized on June 2 for approximately R$297.6 million. The negotiation includes establishing a 20-year partnership with  C&A México S. de R.L. (C&A México), encompassing both companies, to exclusively sell financial products and services throughout all C&A Mexico stores.

1. Profits and Losses in the Period

Bradesco’s Net Income in the first half of the year was R$4.508 billion, equivalent to R$1.20 per share, and annualized return on average shareholders’ equity was 22.31%(*). Annualized return on average total assets was 1.70%, compared to 1.71% in the same period last year.

Paid or accrued taxes and contributions, including social security, amounted to R$7.087 billion, of which R$3.203 billion corresponded to taxes withheld and collected from third-parties and R$3.884 billion calculated based on the activities of Bradesco Organization in the first half of 2010, equivalent to 86.16% of Net Income.

In terms of Interest on Shareholders’ Equity and Dividends, in the first half of 2010, shareholders were paid a total of R$3.290 billion, of which R$1.538 billion was from the income generated in the period (R$792 million paid monthly and R$746 million accrued) and R$1.752 billion from fiscal year 2009 (R$43 million paid on January 4, 2010 and supplements of R$1.709 billion paid on March 9, 2010).

2. Capital and Reserves

Management Report

At the close of the first half of the year, paid-in Capital Stock totaled R$28.500 billion, including an increase of R$2 billion resulting from the sale of part of the balance of the "Profit Reserve - Statutory Reserve" account, with a 10% bonus on shares, as voted at the June 10, 2010 Extraordinary Shareholders' Meeting and ratified by the Brazilian Central Bank on June 25, 2010. Together with the Equity Reserves of R$15.795 billion, Shareholders’ Equity came to R$44.295 billion, up 18.83% year-on-year and corresponding to a book value of R$11.77 per share.

Based on its stock price, Bradesco’s Market Capitalization stood at R$87.887 billion on June 30, equivalent to 1.98 times its Book Value. Managed Shareholders' Equity was equal to 8.06% of Consolidated Assets, which amounted to R$558,100 billion, up 19.51% year-on-year. Accordingly, the Capital Adequacy Ratio reached 15.80% in the consolidated financial result and 15.91% in the consolidated economic and financial result, higher than the 11% minimum established by National Monetary Council Resolution 2,099 of August 17, 1994, in accordance with the Basel Committee. At the end of the semester, the fixed asset ratio in relation to Consolidated Reference Assets was 48.03% in the consolidated financial result and 20.91% in the consolidated economic and financial result, which falls within the maximum limit of 50%.

Concerning Article 8 of Brazilian Central Bank Memorandum Letter 3,068 of November 8, 2001, Bradesco states that it has both the financial capacity and intent to hold those securities classified under “held-to-maturity securities” until effective maturity.

3. Funding and Resource Management

Total funding and assets managed by the Bradesco Organization as of June 30 came to R$767,962 billion, up 18.59% year-on-year. This item can be broken down as follows:

R$106.769

billion in the exchange portfolio, borrowing and onlending, working capital, payment and collection of taxes and charges, funds from securities and subordinated debt issues in Brazil and other funding operations.

		R$79.308	billion registered as technical payments for insurance, supplementary private pension plans and savings bonds, up 15.22% year- on-year; and
		R$9.001	billion in foreign funding through public and private issues, subordinated debt and securitization of future financial flows, equivalent to US$4.996 billion.
4. Loan Operations At the end of the first half of the year, the balance of consolidated credit operations amounted to R$244.789 billion, up 15.05% year-on-year, comprised of the following:
		R$5.630	billion in advances on exchange contracts, for a total portfolio of US$12.221 billion in export financing;
		US$2.762	billion in import financing operations in foreign currency;
		R$18.951	billion in leasing operations;
		R$12.542	billion in rural lending;
		R$71.147	billion in consumer finance;
		R$33.505	billion in securities and guarantees;
		R$9.748	billion in credit card receivables; and
R$309.587	billion in demand deposits, time deposits, interbank deposits, other deposits, open market and savings accounts;	R$21.415

billion in operations involving the onlending of foreign and domestic funds, mainly originated from the National Economic and Social Development Bank (BNDES), which is the largest source of funds for onlending.

R$263.297	billion in managed assets, comprising investment funds, managed portfolios and third-party fund shares, up 24.38% on June 2009;

For real estate credit activities, the Bradesco Organization allocated a total of R$4.234 billion to the construction and purchase of private homes (mortgaged), which corresponded to 30,999 properties.

Management Report

The consolidated balance of the allowance for loan losses totaled R$15.782 billion, equivalent to 7.57% of the total volume of loan operations, with R$3.008 billion as surplus provision to meet the minimum required by the Central Bank.

6. Banco Bradesco BBI

To capitalize businesses, Bradesco, through Banco Bradesco BBI S.A., coordinated the issue of primary and secondary shares, debentures, promissory notes, mortgage-backed securities and receivables-backed investment funds, which reached a total of R$9.609 billion in the first half of the year, equal to 34.58% of the volume of these issues registered at the Securities and Exchange Commission of Brazil (CVM). Another highlight was financing for structured projects and operations, with Bradesco responsible for funding, disbursing and managing clients’ financial assets, flows and balances.

7. Grupo Bradesco de Seguros e Previdência

As of June 30, with Bradesco’s impressive presence in the Insurance, Supplementary Pension Plans and Savings Bonds sectors, the Net Income of Grupo Bradesco de Seguros e Previdência totaled R$1.404 billion, while Shareholders’ Equity totaled R$10.750 billion. Net insurance premiums written, private pension plan contributions and savings bond income equaled R$13.987 billion, up 20.49% on the same period last year.

8. Corporate Governance

The Bradesco Organization always seeks to improve its relationship with shareholders and stakeholders and to strengthen its performance in all operational segments; to achieve these goals, the Organization has adopted the best available Corporate Governance practices, which give greater emphasis to improving internal controls and establishing rigid professional standards of conduct. The Company's efforts to maintain adequate standards of security, reliability and dynamism have proven effective and shown results in all areas.

Many initiatives have been adopted up to date, with the most notable being:

  monthly payment of Dividends and/or Interest on Shareholders’ Equity;

  adherence to Level 1 of Corporate Governance published by the BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange;

  100% tag along for common shares and 80% for preferred shares;

5. Bradesco’s Customer Service Network

Bradesco Organization’s Customer Service Network is present in every single city in Brazil and in several locations abroad and, as of June 30, consisted of: 41,053 customer-service points, with 31,387 terminals in the Dia&Noite ATM Network, of which 30,859 also operate on weekends and holidays, and 8,379 terminals in the Banco24Horas ATM network, where Bradesco clients can also make withdrawals, transfers, obtain statements, check balances and take out small loans. In the payroll-deductible segment, the network also included 743 correspondent banks of Bradesco Promotora, and, in the vehicle segment, Bradesco Financiamentos was present in 22,141 points of sale:

6,283

Branches, PABs (Banking Service Branches) and PAAs (Advanced Service Branches) in Brazil (Branches: Bradesco 3,451, Banco Bradesco Financiamentos 20, Banco Bankpar 2, Banco Bradesco BBI 1, Banco Bradesco Cartões 1, Banco Alvorada 1; PABs: 1,215; and PAAs: 1,592);

4	Overseas branches, with 1 in New York, 2 in the Grand Cayman Islands, and 1 in Nassau in the Bahamas;
7

Overseas Subsidiaries (Banco Bradesco Argentina S.A. in Buenos Aires, Banco Bradesco Luxembourg S.A. in Luxembourg, Bradesco Securities, Inc. in New York, Bradesco Securities UK Limited in London, Bradesco Services Co., Ltd. in Tokyo, Cidade Capital Markets Ltd. in Grand Cayman, and Bradesco Trade Services Limited in Hong Kong);

6,177	Postal Bank Branches;
23,190	Bradesco Expresso service points;
1,565	PAEs – Electronic Service Branches; and
3,827	External Terminals of the Bradesco Dia&Noite (Day&Night) ATM network and 7,358 Terminals of the Banco24Horas ATM network; of which 1,547 points serve both networks.

Management Report

  Corporate Code of Ethical Conduct and Sector Codes of Ethical Conduct for the Accounting and Financial Management and the Financial and Capital Market Agent Departments;

  implementation of the Statutory Audit, Ethical Conduct, Internal Control and Compliance, Integrated Risk Management and Capital Bonding and Compensation Committees;

  creation of the Executive Corporate Governance, Disclosure, Social and Environmental Responsibility, and Preventing and Countering Money Laundering and the Financing of Terrorism Committees, among others;

  transparency in the simultaneous disclosure of information to the market in two languages (Portuguese and English);

  presence of one independent member on the Board of Directors;

  given that Bradesco’s stock risk traded on foreign stock markets, reporting consolidated financial statements according to the US GAAP; and

  precise definition of the duties beholden to each Administrative Body.

The following policies were instituted by the Board of Directors to reaffirm its commitment to strengthen the Organization, and in turn, contribute to the Organization’s endurance:

  Disclosure of Actions or Material Facts and Securities Trading;

  Human Resources Management;

  Information Security;

  Credit, Market, Liquidity and Operational Risk Management;

  Know Your Client Policy - Preventing and Fighting Money Laundering and the Financing of Terrorism;

  Know your Employee Policy and Guidelines for Preventing and Countering Money Laundering and the Financing of Terrorism; and

  Policy for Transactions with Related Parties.

Bradesco is the first Latin-American bank to receive the highest Corporate Governance rating from Management & Excellence (AAA+). The bank also has an AA rating (Great Corporate  Governance Practices) from Austin Rating, proof of the Organization’s commitment to its shareholders, clients, investors, employees and the public as a whole, emphasizing soundness, transparency, liquidity and social and environmental responsibility.

It is important to point out that, during the period and in accordance with CVM Rule 381, the Bradesco Organization neither contracted nor had services rendered by PricewaterhouseCoopers Independent Auditors that were not related to the external audit for an amount exceeding 5% of the total cost of the audit. The policy adopted is in line with the principles of preserving the auditor’s independence, which are based on generally accepted international criteria, i.e., auditors should not audit their own work, perform managerial duties at their client or promote its interests.

The Annual Shareholders’ Meeting held on March 10, 2010 voted to maintain the Board of Auditors, made up of 3 sitting and 3 alternate members, whose terms end in March 2011, with one member and his/her respective alternate chosen by shareholders of the Company’s preferred stock.

8.1 Internal Controls and Compliance

Based on the policy defined and approved by the Board of Directors, the Organization keeps all components of its internal control system up-to- date, seeking to mitigate potential losses resulting from exposure to risk and to strengthen Corporate Governance processes and procedures. The structure of having specially-dedicated personnel, in conjunction with investments in technology and training and personnel recycling, ensures that the management of internal controls and compliance within Bradesco is effective, meets all regulatory bodies' requirements and is in line with international standards.

The flow of the Organization’s processes and systems are reevaluated and compliance tests are regularly applied to assess the effectiveness of existing controls. This task is conducted with the complete involvement of all departments and the Internal Control and Compliance and Audit Committees and produces reports for the Board of Directors, in line with the major frameworks for

Management Report

  control in existence, such as COSO – Committee of Sponsoring Organizations of the Treadway Commission, and COBIT – Control Objectives for Information and Related Technology, which cover business and technology, respectively, in addition to meeting the requirements of the PCAOB – Public Company Accounting Oversight Board and Section 404 of the Sarbanes-Oxley Law.

  In meeting the requirements of Section 404 of the Sarbanes-Oxley Law, process designs were deemed adequate, and after identifying risks and evaluating controls, no shortcomings were identified in compliance tests that might compromise certification of the report - base date December 31, 2009 – filed with the SEC in June 2010, together with the corresponding consolidated financial statements prepared according to US GAAP standards.

  The compliance tests, conducted in the first half of 2010, did not produce any shortcomings that could compromise the upcoming certification of internal controls.

  Preventing and Fighting Money Laundering and the Financing of Terrorism

  The Organization maintains specific policies, processes and systems to prevent and/or detect the use of its structure, products and services to launder money or finance terrorism. Significant investments have been made in employee training and programs through several formats, such as the use of booklets, videos, e-learning courses and lectures, including specific material in the departments that require such.

  A multi-departmental commission evaluates the relevance of suspicious or atypical cases and alerts the proper authorities, even if the operation has not yet been carried out.

  The Executive Committee of Preventing and Fighting Money Laundering and the Financing of Terrorism meets on a quarterly basis to evaluate the progress of projects and the need to adopt new methods in order to align the Preventing and Fighting Money Laundering and the Financing of Terrorism Program with standards set by regulatory bodies and with the best national and international practices.

  Information Security

  This item consists of a group of controls, including processes, organizational structures, policies, standards and security procedures, whose objective is to protect the information of the Organization's clients in terms of confidentiality, integrity and disclosure.

  8.2 Transparency and Information Disclosure Policies

  In terms of its relations with investors and the market, in the first half of the year Bradesco held 50 internal and external meetings with analysts and 16 teleconferences, made 5 presentations to the APIMEC – Association of Capital Market Analysts and Professionals and participated in 9 events overseas, in addition to disclosing quarterly information in its Economic and Financial Analysis Report, a thorough compilation of information most requested by specialized readers. The Bank also participated in the “Investor Meeting” event sponsored by the INI – National Investors’ Institute, answering questions from individual investors.

  Bradesco Open Day, an event created to present the essential basis of the Bank to the analysts and investors, was broadcast live, on May 6, for the first time at the Cidade de Deus headquarters in Osasco, São Paulo.

  Information on the Bradesco Organization is available on the Bank’s website www.bradesco.com.br and in the Investor Relations Section. It includes an overview, history, shareholding structure, management reports, financial results, most recent acquisitions and APIMEC meetings, in addition to information on the financial market, all in Portuguese and English.

  Twice a year, the Bank distributes an informational booklet entitled “The Up-to-Date Customer," with 400 thousand copies; “The Up-to-Date Shareholder,” with 40 thousand copies, and "Bradesco Magazine," with 10 thousand copies, all twice a semester and aimed at the Bank's outside public. The Company also publishes its Management and Sustainability Report on an annual basis.

  9. Risk Management

  The Organization considers risk management essential in all its activities, using it to add value to its business, as risk management aids planning and implementation of the Bank’s activities and maximization of the use of own and third-party funds for the benefit of the Organization's stakeholders.

Management Report

  Risk management is a highly strategic activity due to the growing complexity of services and products offered and the globalization of the Organization's business; therefore, the Organization is forever improving its processes, based on the best international practices, local regulation and specialized recommendations, such as the New Basel Capital Accord (Basel II).

  For the Organization, all policies, procedures and goals are developed to ensure prudent and ethical actions. Decisions are made based on factors that combine return on previously identified risk, measured and evaluated in order to establish risk limits, allowing risk management to guide business objectives. These principles make the Bank sufficiently robust to face potential market turbulence.

  The Organization approaches the risk management inherent in its activities in an integrated manner, unifying policies, processes, criteria and methods used to control risks through a statutory body, the Integrated Risk Management and Capital Bonding Committee. These integrated pursuits are also aided by specific management committees and policies approved by the Board of Directors, interposed by the Organization’s internal-control structure.

  9.1 Credit Risk

  Management of the Organization’s credit risk is a continuously evolving process of mapping, assessing and diagnosing models, instruments and current procedures that require extreme discipline and control in analyzing operations that have been carried out, preserving the integrity and independence of all processes involved.

  All pertinent aspects of the process of granting credit, concentration, requirement of guarantees, terms etc. are followed in order to not compromise the credit portfolio’s expected quality.

  The Organization continuously maps all activities that may create exposure to credit risk, with the respective classifications of probability versus magnitude, and also identifies managers, takes measurements and implements mitigation plans; all credit risk control is performed in a centralized, standardized and corporate manner.

  9.2 Market risk

  Market risk is carefully accompanied, assessed and managed. The Organization’s market risk exposure profile is conservative, and all guidelines are monitored independently and on a daily basis.

  Market risk is controlled for and in all of the Organization’s companies in a corporate and centralized manner. All activities exposed to market risk are mapped, measured and classifiedby probability and magnitude, with their respective mitigation plans duly approved by the administrative structure.

  Bradesco always seeks to comply with the best international market practices, local rules, and the recommendations of the New Basel Capital Accord. Therefore, the Bank applied to the Brazilian Central Bank to use its internal market risk models for capital allocation, in June 30, 2010, in accordance with the requirements of the agency, and consequently, in accordance with the New Basel Capital Accord. Thus, the Bank  expects to reduce capital allocation for market risk once it starts utilizing its internal models after Bacen’s approval.

  9.3 Liquidity risk

  It is crucial to be aware of and to monitor liquidity risks in order to ensure that financial commitments are settled in a timely and secure manner. The Organization has a liquidity policy that defines not only the minimum levels to be observed, taking into account stress scenarios, but that also defines in what type of financial instruments funds should be applied and which operating strategy should be used in each case.

  The liquidity risk management process includes daily follow-up on the composition of available resources, observance of the minimum level of liquidity and contingency plans for situations of stress. The Bank’s positions are controlled and assessed in a centralized manner, covering all banks in the Organization.

  9.4 Operational Risk

  The Organization considers the activity of managing operational risk essential to generating aggregate value. The Company controls risk in a consolidated and centralized manner, through identification, measurement, mitigation plans and the administration of operational risk. Within operational risk mitigation plans, the Organization also pursues business continuity management.

  This form of management is based on preparing plans using methods and tools that establish actions to be taken in moments of crisis so as to recover and enable the continuity of business processes, avoiding or minimizing financial losses to the Organization or its stakeholders.

Management Report

  10. Human resources

  The Human Resources Management Policy established by Bradesco is guided by respect and transparency, the continuous investment in professionally training staff and employees, knowledge sharing and valuing human beings. In the first half of the year, 1,313 courses were given to a total of 902,767 employees.

  Equally as important are the benefits aimed at improving the quality of life, well-being and safety of the Bank’s employees and their dependants, which cover 189,050 individuals.

  11. Sustainability in the Bradesco Organization

  The Bradesco Organization is always seeking sustainability in daily management and activities. From early on, themes such as education, personal development, banking inclusion and foster citizenship have been a part of Bradesco’s operations.

  The strategic positioning of the Organization is divided into three main sections:

  -           Sustainable Finances – focused on providing the population with easy access to financial services, increasing loan offers in a responsible manner and maintaining quality products and services that take into account social and environmental criteria, seeking to contribute to sustainable development;

  -           Responsible Management – based on the Social and Environmental Responsibility Policy, valuing and encouraging employees and commitments made to the most important international bodies, such as the Global Pact, Millennium Objectives and the Equator Principles, as demonstrated by the Bank’s presence in sustainability indexes (Dow Jones Sustainability Index, NYSE and ISE - Corporate Sustainability Index of the BM&FBOVESPA) and several certifications and international recognition; and

  -           Social and Environmental Investments – through private social investment, sponsorships and donations, the Organization is able to contribute to environmental  conservation, the social inclusion of communities in which it operates and educational, environmental and cultural projects and events. Among its initiatives, the most important are the Fundação Bradesco, Bradesco Sports and Education Program and Fundação Amazonas Sustentável.

  Thus, the  Organization generates results in practice and through its business that benefit all stakeholders.

  Fundação Bradesco

  In the social area, Organization Bradesco mainly focuses on an extensive social-educational program developed under Fundação Bradesco and its 40 schools, in every state and the Federal District, mainly present in underprivileged regions.

  With a current budget of R$268.010 million, Fundação Bradesco provides quality educational services at no charge to 660 thousand people in the various segments in which it operates, with 112 thousand of these represented by students enrolled in its schools at the following levels: Basic Education (Kindergarten through High School); Vocational Training - High School; Youth and Adult
  Education; and Preliminary and Continuing Vocational Training. Meanwhile, more than 550,000 people will be served through online and distance-learning programs administered via Virtual School, its e-learning portal, Digital Inclusion Centers (CIDs) and programs carried out with strategic partnerships, such as Educa+Ação. The more than 50 thousand students enrolled in the Foundation’s basic education system also received uniforms, school supplies, meals and medical and dental assistance at no charge.

  On March 7, for the eighth straight year, all of the Fundação Bradesco offices held a “National Volunteer Action Day," which brought over 44 thousand volunteers in more than 200 locations together, including volunteers from Fundação Bradesco schools and CIDs – Digital Inclusion Centers, to benefit the greater community. In all,  more than 1.4 million people were served by citizenship, educational, recreational, sporting and environmental activities.

  Bradesco Sports and Education Program

  To promote good citizenship and social inclusion among children and adolescents, the Bradesco Organization’s Sports and Education Program has been promoting participation in sports, educational endeavors, health and well-being for over 21 years.

Management Report

  In the city of Osasco, SP, the Program has 29 Training and Specialization Centers to teach  volleyball and basketball, which are located in the Fundação Bradesco offices, public city schools, private schools and sports centers in the municipality. The Program currently assists some 2 thousand girls ages 8 to 18, reinforcing its commitment to defend a country that is ever more accepting of valuing talent, effort and the full exercise of citizenship.

  On June 30, Bradesco inaugurated the Sports and Education Development Center, headquarters of ADC Bradesco Sports and Education Program in Osasco; the Center was built in partnership with the government of Osasco and supported by the City Council of Children and Adolescent Rights.The Center has state-of-the-art facilities and architecture and is capable of training up to 500  athletes every day.

  12. Recognitions

  Rankings – In the first half of the year, Bradesco received several important recognitions:

    The most valuable brand in Brazil and the most valuable brand among financial institutions in Latin America, according to a study prepared by the specialized consulting firm Brand Finance in partnership with the British magazine The Banker;

    The most valuable brand in Brazil, for the fourth consecutive time, according to a study conducted by the consulting firm Brand Finance South America and the magazine Brazil; The Brander, which analyzed 100 brands in Brazil;

    Leader in the survey “Companies that Most Respect the Consumer”, conducted by the Consumidor Moderno magazine in partnership with Shopper Experience, which evaluated companies that serve customers with greater respect and professionalism;

    Top Brazilian company in a ranking of the 100 most sustainable companies on the planet organized by Corporate Knight, a Canadian publication specializing in corporate social responsibility;

    Bradesco is among the 100 most valuable brands on the global ranking published by the British newspaper Financial Times, and is the only private Brazilian company on this select list;

    Largest private Brazilian group among the 100 largest companies in the world,  according to a ranking by Forbes magazine, one of the most respected economic, financial and business publications in the world;

    Received the Best Customer Service Company trophy in 2009, in a study conducted by Exame magazine in conjunction with Brazilian Customer Relations Institute (IBRC);

    Environmental Company of the Year in the 4th Edition of the Brazilian Environmental Award organized by Editora JB, which publishes the newspaper Jornal do Brasil. The company also won in the categories Best Project in Waste Management and Best Project in Environmental Education;

    Winner, for the second consecutive time, of the 2010 International Golden Peacock Global Award for Corporate Social Responsibility. It acknowledges companies that adopt the best corporate social responsibility policies;

    Won the Readers Choice Awards 2010 in the Sustainability Report 2008 category. This award is given to the best sustainability reports from companies all over the world that participated in the Global Reporting Initiative (GRI);

    Winner of the Transpromo International Technology Application of the Year Award for the case study Applications for Checking Account Statements. This 25th edition of the award was sponsored by Xplor International and recognizes the Bank’s excellence in applying this technology to electronic documents; and

    The consulting firm Consultoria Economatica selected Bradesco as one of the top 25 banks in Latin America and the United States in terms of stock performance in 2009, with Bradesco shares yielding returns over 100% in the year.

Management Report

  13. Acknowledgements

  The results achieved in the first half of the year are once again proof of Bradesco's effort to exceed expectations and always offer the best in customer service, products and services. These achievements were possible thanks to the support  and confidence of shareholders and customers, and the dedicated work of employees and other partners. Thank you all for what you've done.

  Cidade de Deus, July 27, 2010

  Board of Directors
  and Board of Executive Officers

  (*)Excludes the mark-to-market effect of available-for-sale securities on shareholders’ equity.

Consolidated Balance Sheet – R$ thousand

Assets	2010		2009
	June	March	June
Current assets	414,795,890	390,746,673	368,673,601
Cash and cash equivalents (Note 6)	6,877,457	8,704,665	9,001,287
Interbank investments (Notes 3d and 7)	95,923,112	96,260,856	88,862,144
Investments in federal funds purchased and securities sold under agreements to repurchase	88,880,212	89,920,738	81,475,647
Interbank deposits	7,043,091	6,340,361	7,387,390
Allowance for losses	(191)	(243)	(893)
Securities and derivative financial instruments (Notes 3e, 3f, 8 and 32b)	129,429,288	123,602,778	127,876,226
Own portfolio	113,001,849	93,883,610	99,903,567
Subject to repurchases agreements	5,774,001	19,019,954	1,020,120
Derivative financial instruments	908,295	2,335,357	2,647,609
Compulsory deposits - Brazilian Central Bank	3,711,922	3,413,929	17,919,453
Underlying guarantee provided	5,993,871	4,908,201	6,311,915
Securities subject to repurchase agreements but not restricted	39,350	41,727	73,562
Interbank accounts	49,348,400	35,966,020	16,129,013
Unsettled payments and receipts	852,411	479,187	826,442
Restricted credits: (Note 9)
- Compulsory deposits - Brazilian Central Bank	48,404,254	35,424,718	15,239,671
- National treasury - rural loans	578	578	578
- National Housing System (SFH)	10,866	13,808	5,474
Correspondent banks	80,291	47,729	56,848
Interdepartmental accounts	595,642	229,728	23,460
Internal transfer of funds	595,642	229,728	23,460
Loan operations (Notes 3g, 10 and 32b)	86,024,286	82,534,333	74,089,094
Loan operations:
- Public sector	832,401	1,061,316	624,449
- Private sector	94,170,634	90,653,338	82,002,980
Allowance for loan losses (Notes 3g, 10f, 10g and 10h)	(8,978,749)	(9,180,321)	(8,538,335)
Leasing operations (Notes 2, 3g, 10 and 32b)	7,604,134	7,859,584	7,824,455
Leasing receivables:
- Public sector	11,512	24,321	73,416
- Private sector	14,173,636	14,525,660	14,092,489
Unearned income from leasing	(5,794,885)	(5,901,202)	(5,749,030)
Allowance for leasing losses (Notes 3g, 10f, 10g and 10h)	(786,129)	(789,195)	(592,420)
Other receivables	37,448,179	34,044,327	43,307,022
Receivables on sureties and guarantees honored (Note 10a-3)	9,299	21,409	10,569
Foreign exchange portfolio (Note 11a)	12,776,985	9,953,229	20,153,846
Receivables	427,046	474,547	536,367
Securities trading	916,093	1,072,850	1,239,522
Specific loans	1,802	2,105	880
Insurance premiums receivable	1,996,339	1,972,355	2,060,038
Sundry (Note 11b)	22,026,571	21,277,120	19,807,701
Allowance for other loan losses (Notes 3g, 10f, 10g and 10h)	(705,956)	(729,288)	(501,901)
Other assets (Note 12)	1,545,392	1,544,382	1,560,900
Other assets	778,248	775,021	677,923
Allowance for mark-to-market losses	(256,527)	(256,351)	(246,152)
Prepaid expenses (Notes 3i and 12b)	1,023,671	1,025,712	1,129,129
Long-term receivables	133,072,084	131,962,864	105,627,474
Interbank investments (Notes 3d and 7)	554,724	903,656	774,267
Interbank investments	554,724	903,656	774,267

Consolidated Balance Sheet – R$ thousand

Assets	2010		2009
	June	March	June
Securities and derivative financial instruments (Notes 3e, 3f, 8 and 32b)	27,325,707	33,705,811	18,233,782
Own portfolio	13,835,825	27,320,923	14,190,644
Subject to repurchase agreements	11,004,613	743,709	194,734
Derivative financial instruments	698,686	716,163	540,506
Compulsory deposits - Brazilian Central Bank	841,123	3,576,475	788,271
Privatization currencies	90,829	92,156	99,365
Underlying guarantees provided	854,631	1,256,385	2,420,262
Interbank accounts	482,456	478,243	467,665
Restricted credits: (Note 9)
- SFH – National Housing System	482,456	478,243	467,665
Loan operations (Notes 3g, 10 and 32b)	72,843,110	65,293,407	51,628,627
Loan operations:
- Public sector	396,981	450,290	643,684
- Private sector	76,897,760	69,075,677	54,456,020
Allowance for loan losses (Notes 3g, 10f, 10g and 10h)	(4,451,631)	(4,232,560)	(3,471,077)
Leasing operations (Notes 2, 3g, 10 and 32b)	9,708,341	10,708,767	13,272,628
Leasing receivables:
- Public sector	8,014	9,909	7,196
- Private sector	18,720,394	20,305,144	23,943,288
Unearned income from leasing	(8,168,038)	(8,714,484)	(9,920,770)
Allowance for leasing losses (Notes 3g, 10f, 10g and 10h)	(852,029)	(891,802)	(757,086)
Other receivables	21,796,117	20,489,553	20,899,688
Receivables	11,055	15,755	160
Securities trading	261,133	317,927	703,247
Sundry (Note 11b)	21,531,008	20,168,512	20,206,070
Allowance for loan losses (Notes 3g, 10f, 10g and 10h)	(7,079)	(12,641)	(9,789)
Other assets (Note 12)	361,629	383,427	350,817
Other assets	563	553	637
Prepaid expenses (Notes 3i and 12b)	361,066	382,874	350,180
Permanent assets	10,232,242	9,916,523	8,176,532
Investments (Notes 3j, 4, 13 and 32b)	1,553,104	1,536,687	1,358,660
Interest in unconsolidated companies:
- Local	1,072,669	1,055,564	916,056
Other investments	762,885	762,134	792,777
Allowance for losses	(282,450)	(281,011)	(350,173)
Premises and equipment (Notes 3k and 14)	3,420,421	3,235,933	3,283,406
Premises	1,024,955	1,022,909	1,025,849
Other assets	7,318,790	6,916,190	6,599,791
Accumulated depreciation	(4,923,324)	(4,703,166)	(4,342,234)
Leased assets (Note 14)	6,530	8,334	16,295
Leased assets	16,044	20,972	29,455
Accumulated depreciation	(9,514)	(12,638)	(13,160)
Intangible assets (Notes 3l, 4 and 15)	5,252,187	5,135,569	3,518,171
Intangible assets	9,061,745	8,674,765	6,472,434
Accumulated amortization	(3,809,558)	(3,539,196)	(2,954,263)
Total	558,100,216	532,626,060	482,477,607

The Notes are an integral part of the Financial Statements.

Consolidated Balance Sheet – R$ thousand

Liabilities	2010		2009
	June	March	June
Current liabilities	328,089,064	321,166,083	276,610,508
Deposits (Notes 3n and 16a)	104,702,842	103,857,996	91,358,767
Demand deposits	32,754,590	31,590,287	27,416,181
Savings deposits	47,331,685	45,194,691	38,502,687
Interbank deposits	374,215	329,218	420,628
Time deposits (Notes 16a and 32b)	23,155,309	25,749,548	24,057,449
Other deposits	1,087,043	994,252	961,822
Federal funds purchased and securities sold under agreements to repurchase (Notes 3n and 16b)	100,358,331	98,260,955	74,593,479
Own portfolio	26,915,908	30,582,625	4,560,995
Third-party portfolio	72,027,616	66,823,881	68,409,839
Unrestricted portfolio	1,414,807	854,449	1,622,645
Funds from issuance of securities (Notes 16c and 32b)	4,107,167	3,060,285	3,056,109
Exchange acceptances	-	-	207
Mortgage and real estate notes, letters of credit and others	2,792,837	2,420,734	2,305,081
Debentures (Note 16c-1)	741,452	25,852	11,474
Securities issued abroad	572,878	613,699	739,347
Interbank accounts	272,192	203,613	195,798
Interbank onlending	-	-	3,361
Correspondent banks	272,192	203,613	192,437
Interdepartmental accounts	2,505,129	1,859,048	1,707,909
Third-party funds in transit	2,505,129	1,859,048	1,707,909
Borrowing (Notes 17a and 32b)	8,502,066	7,823,288	10,658,504
Local borrowing - other institutions	-	557	529
Borrowing abroad	8,502,066	7,822,731	10,657,975
Local onlending - official institutions (Notes 17b and 32b)	7,423,957	6,772,140	7,342,951
National treasury	19,236	62,143	111,509
National Bank for Economic and Social Development (BNDES)	2,317,173	2,221,555	3,026,602
Caixa Econômica Federal – Federal savings bank (CEF)	17,783	17,341	16,168
Fund for financing the acquisition of industrial machinery and equipment (Finame)	5,069,765	4,471,101	4,188,664
Other institutions	-	-	8
Foreign onlending (Notes 17b and 32b)	488,925	482,959	450
Foreign onlending	488,925	482,959	450
Derivative financial instruments (Notes 3f, 8e II and 32)	987,358	2,361,013	2,416,504
Derivative financial instruments	987,358	2,361,013	2,416,504
Technical provisions for insurance, private pension plans and savings bonds (Notes 3o and 21)	60,302,401	59,014,470	51,115,819
Other liabilities	38,438,696	37,470,316	34,164,218
Collection of taxes and other contributions	2,397,041	3,015,045	2,064,836
Foreign exchange portfolio (Note 11a)	7,484,723	5,452,357	11,127,939
Social and statutory	1,474,808	918,024	1,321,337
Fiscal and social security (Note 20a)	2,885,980	2,455,976	3,653,942
Securities trading	1,257,852	1,566,917	1,680,711
Financial and development funds	169	221	6,168
Subordinated debts (Notes 19 and 32b)	4,924,111	4,772,011	414,715
Sundry (Note 20b)	18,014,012	19,289,765	13,894,570
Long-term liabilities	184,701,323	167,263,667	167,963,529
Deposits (Notes 3n and 16a)	73,749,127	66,863,677	76,153,161
Interbank deposits	80,733	36,540	68,653
Time deposits (Notes 16a and 32b)	73,668,394	66,827,137	76,084,508
Federal funds purchased and securities sold under agreements to repurchase (Notes 3n and 16b)	30,775,382	29,911,020	25,116,305
Own portfolio	30,775,382	29,911,020	25,116,305

Consolidated Balance Sheet – R$ thousand

Liabilities	2010		2009
	June	March	June
Funds from issuance of securities (Notes 16c and 32b)	8,622,194	5,490,228	4,638,078
Mortgage and real estate notes, letters of credit and others	3,477,010	39,108	180,003
Debentures (Note 16c-1)	217	730,163	730,000
Securities issued abroad	5,144,967	4,720,957	3,728,075
Borrowing (Notes 17a and 32b)	890,276	770,265	422,916
Borrowing abroad	890,276	770,265	422,916
Local onlending - official institutions (Notes 17b and 32b)	17,728,067	14,358,227	10,656,234
BNDES	7,566,093	6,114,515	4,123,899
CEF	69,628	71,581	77,347
FINAME	10,091,691	8,171,480	6,454,299
Other institutions	655	651	689
Borrowings and Onlendings Abroad (Notes 17b and 32b)	-	865	-
Onlending abroad	-	865	-
Derivative financial instruments (Notes 3f, 8e II and 32)	109,534	107,726	182,695
Derivative financial instruments	109,534	107,726	182,695
Technical provisions for insurance, private pension plans and savings bonds (Notes 3o and 21)	19,005,986	18,670,521	17,712,772
Other liabilities	33,820,757	31,091,138	33,081,368
Fiscal and social security (Note 20a)	11,851,008	11,146,891	10,297,742
Subordinated debts (Notes 19 and 32b)	18,460,500	18,768,718	19,991,141
Sundry (Note 20b)	3,509,249	1,175,529	2,792,485
Deferred income	336,557	292,397	272,278
Deferred income	336,557	292,397	272,278
Minority interest in subsidiaries (Note 22)	677,949	816,547	354,527
Shareholders' equity (Note 23)	44,295,323	43,087,366	37,276,765
Capital:
- Domiciled in Brazil	27,748,637	25,703,438	22,074,630
- Domiciled abroad	751,363	796,562	925,370
Capital reserves	62,614	62,614	62,614
Profit reserves	15,798,598	16,185,632	14,508,614
Assets valuation adjustments	(65,889)	339,120	(289,283)
Treasury shares (Notes 23d and 32b)	-	-	(5,180)
Shareholders’ equity managed by the Parent Company	44,973,272	43,903,913	37,631,292
Total	558,100,216	532,626,060	482,477,607

The Notes are an integral part of the Financial Statements.

Consolidated Statement of Income – R$ thousand

	2010			2009
	2nd quarter	1st quarter	1st half	1st half
Revenues from financial intermediation	16,380,239	15,490,486	31,870,725	32,688,630
Loan operations (Note 10j)	9,204,717	8,459,551	17,664,268	15,456,104
Leasing operations (Note 10j)	558,026	641,936	1,199,962	1,803,905
Operations with securities (Note 8h)	3,682,269	3,823,475	7,505,744	8,189,183
Financial income from insurance, private pension plans and savings bonds (Note 8h)	1,612,581	2,272,263	3,884,844	4,104,355
Derivative financial instruments (Note 8h)	447,553	(38,762)	408,791	1,367,261
Foreign exchange operations (Note 11a)	83,664	130,877	214,541	1,463,366
Compulsory deposits (Note 9b)	761,172	184,700	945,872	284,150
Sale or transfer of financial assets	30,257	16,446	46,703	20,306

Financial intermediation expenses	10,169,716	9,647,594	19,817,310	23,263,366
Federal funds purchased and securities sold under agreements to repurchase (Note 16e)	6,297,498	5,511,475	11,808,973	12,592,002
Monetary restatement and interest on technical provisions for insurance, private pension plans and savings bonds (Note 16e)	981,331	1,493,549	2,474,880	2,711,047
Borrowing and onlending (Note 17c)	570,469	481,459	1,051,928	632,656
Leasing operations (Note 10j)	1,422	1,824	3,246	3,822
Allowance for loan losses (Notes 3g, 10g and 10h)	2,318,996	2,159,287	4,478,283	7,323,839

Gross income from financial intermediation	6,210,523	5,842,892	12,053,415	9,425,264

Other operating income/expenses	(2,568,850)	(3,057,822)	(5,626,672)	(4,855,004)
Fee and commission income (Note 24)	3,193,048	3,080,431	6,273,479	5,697,396
Other fee and commission income	2,513,301	2,484,218	4,997,519	4,600,620
Revenues from banking fees	679,747	596,213	1,275,960	1,096,776
Insurance, private pension plans and savings bonds retained premiums (Notes 3o and 21d)	7,056,006	6,790,967	13,846,973	11,482,963
Net premiums written	7,135,664	6,851,334	13,986,998	11,608,371
Reinsurance premiums	(79,658)	(60,367)	(140,025)	(125,408)
Variation of technical provisions for insurance, private pension plans and savings bonds (Note 3o)	(3,042,504)	(3,119,227)	(6,161,731)	(5,116,893)
Retained claims (Note 3o)	(2,323,665)	(2,267,327)	(4,590,992)	(3,920,145)
Savings bonds drawings and redemptions (Note 3o)	(518,681)	(451,350)	(970,031)	(776,043)
Insurance, private pension plans and savings bonds selling expenses (Note 3o)	(383,517)	(371,477)	(754,994)	(603,930)
Personnel expenses (Note 25)	(2,237,696)	(2,120,571)	(4,358,267)	(3,759,767)
Other administrative expenses (Note 26)	(2,662,914)	(2,564,249)	(5,227,163)	(4,325,457)
Tax expenses (Note 27)	(721,149)	(735,743)	(1,456,892)	(1,318,704)
Equity in the earnings of affiliates (Note 13b)	19,016	28,755	47,771	19,056
Other operating income (Note 28)	607,391	654,186	1,261,577	1,113,684
Other operating expenses (Note 29)	(1,554,185)	(1,982,217)	(3,536,402)	(3,347,164)
Operating income	3,641,673	2,785,070	6,426,743	4,570,260
Non-operating income (Note 30)	(122,053)	(95,374)	(217,427)	1,902,739
Income before taxes on income and minority interest	3,519,620	2,689,696	6,209,316	6,472,999
Income taxes and social contribution (Notes 34a and 34b)	(1,096,581)	(569,318)	(1,665,899)	(2,442,438)
Minority interest in subsidiaries	(17,721)	(17,672)	(35,393)	(10,209)
Net income	2,405,318	2,102,706	4,508,024	4,020,352

The Notes are an integral part of the Financial Statements.

Statement of Changes in Shareholders’ Equity – R$ thousand

Events	Capital stock	Capital reserves		Profit reserves		Asset valuation adjustments		Treasury shares	Retained earnings	Total
		Income tax incentives from income tax	Other	Legal	Statutory	Bradesco	Subsidiaries
Balances on December 31, 2008	23,000,000	2,103	60,511	1,853,688	10,006,599	(53,961)	(607,543)	(4,853)	-	34,256,544
Acquisition of treasury shares	-	-	-	-	-	-	-	(327)	-	(327)
Assets valuation adjustments	-	-	-	-	-	(167,815)	540,036	-	-	372,221
Net income	-	-	-	-	-	-	-	-	4,020,352	4,020,352
Allocations: - Reserves	-	-	-	201,018	2,447,309	-	-	-	(2,648,327)	-
- Provisioned interest on equity	-	-	-	-	-	-	-	-	(1,120,286)	(1.120.286)
- Dividends paid and/or provisioned	-	-	-	-	-	-	-	-	(251,739)	(251.739)
Balance on June 30, 2009	23,000,000	2,103	60,511	2,054,706	12,453,908	(221,776)	(67,507)	(5,180)	-	37,276,765

Balance on December 31, 2009	26,500,000	2,103	60,511	2,254,302	12,768,368	7,921	349,420	(188,874)	-	41,753,751
Acquisition of treasury shares	-	-	-	-	-	-	-	(4,740)	-	(4,740)
Cancellation of treasury shares	-	-	-	-	(193,614)	-	-	193,614	-	-
Assets valuation adjustments	-	-	-	-	-	50,408	(68,629)	-	-	(18,221)
Net income	-	-	-	-	-	-	-	-	2,102,706	2,102,706
Allocations: - Reserves	-	-	-	105,135	1,251,441	-	-	-	(1,356,576)	-
- Provisioned interest on equity	-	-	-	-	-	-	-	-	(608,025)	(608.025)
- Dividends paid and/or provisioned	-	-	-	-	-	-	-	-	(138,105)	(138.105)
Balances on March 31, 2010	26,500,000	2,103	60,511	2,359,437	13,826,195	58,329	280,791	-	-	43,087,366

Balances on December 31, 2009	26,500,000	2,103	60,511	2,254,302	12,768,368	7,921	349,420	(188,874)	-	41,753,751
Capital Increase with Reserves	2,000,000	-	-	-	(2,000,000)	-	-	-	-	-
Acquisition of treasury shares	-	-	-	-	-	-	-	(4,740)	-	(4,740)
Cancellation of treasury shares	-	-	-	-	(193,614)	-	-	193,614	-	-
Assets valuation adjustments	-	-	-	-	-	109,202	(532,432)	-	-	(423,230)
Net income	-	-	-	-	-	-	-	-	4,508,024	4,508,024
Allocations: - Reserves	-	-	-	225,401	2,744,141	-	-	-	(2,969,542)	-
- Provisioned interest on equity	-	-	-	-	-	-	-	-	(1,257,960)	(1.257.960)
- Dividends paid and/or provisioned	-	-	-	-	-	-	-	-	(280,522)	(280.522)
Balances on June 30, 2010	28,500,000	2,103	60,511	2,479,703	13,318,895	117,123	(183,012)	-	-	44,295,323

The Notes are an integral part of the Financial Statements.

Value Added Statement – R$ thousand

Description	2010						2009
	2nd quarter	%	1st quarter	%	1st half	%	1st half	%
1 – Income	17,177,644	259.4	15,771,693	277.0	32,949,337	267.5	32,073,701	271.0
1.1) Financial intermediation	16,380,239	247.4	15,490,486	272.0	31,870,725	258.8	32,688,630	276.3
1.2) Fee and commission	3,193,048	48.2	3,080,431	54.1	6,273,479	50.9	5,697,396	48.2
1.3) Allowance for loan losses	(2,318,996)	(35.0)	(2,159,287)	(37.9)	(4,478,283)	(36.4)	(7,323,839)	(61.9)
1.4) Other	(76,647)	(1.2)	(639,937)	(11.2)	(716,584)	(5.8)	1,011,514	8.4
2 – Financial intermediation expenses	(7,850,720)	(118.6)	(7,488,307)	(131.5)	(15,339,027)	(124.5)	(15,939,527)	(134.7)
3 – Inputs acquired from third-parties	(2,200,481)	(33.2)	(2,101,504)	(37.0)	(4,301,985)	(35.0)	(3,535,147)	(29.8)
Materials, water, energy and gas	(118,931)	(1.8)	(117,417)	(2.1)	(236,348)	(1.9)	(203,869)	(1.7)
Third-party services	(730,204)	(11.0)	(724,077)	(12.7)	(1,454,281)	(11.8)	(1,190,520)	(10.1)
Other	(1,351,346)	(20.4)	(1,260,010)	(22.2)	(2,611,356)	(21.3)	(2,140,758)	(18.0)
- Communication	(342,609)	(5.2)	(334,475)	(5.9)	(677,084)	(5.5)	(601,450)	(5.1)
- Financial system services	(92,158)	(1.4)	(86,059)	(1.5)	(178,217)	(1.4)	(123,541)	(1.0)
- Advertising and marketing	(156,337)	(2.4)	(152,363)	(2.7)	(308,700)	(2.5)	(193,414)	(1.6)
- Transportation	(160,839)	(2.4)	(142,311)	(2.5)	(303,150)	(2.5)	(266,940)	(2.3)
- Data processing	(205,812)	(3.1)	(190,766)	(3.3)	(396,578)	(3.2)	(364,848)	(3.1)
- Maintenance and repairs	(109,669)	(1.7)	(107,456)	(1.9)	(217,125)	(1.8)	(204,083)	(1.7)
- Security and surveillance	(66,466)	(1.0)	(66,143)	(1.2)	(132,609)	(1.1)	(120,589)	(1.0)
- Travel	(28,884)	(0.4)	(21,154)	(0.4)	(50,038)	(0.4)	(35,309)	(0.3)
- Other	(188,572)	(2.8)	(159,283)	(2.8)	(347,855)	(2.9)	(230,584)	(1.9)
4 – Gross value added (1-2-3)	7,126,443	107.6	6,181,882	108.5	13,308,325	108.0	12,599,027	106.5
5 – Depreciation, amortization and depletion	(525,201)	(7.9)	(515,261)	(9.0)	(1,040,462)	(8.4)	(787,361)	(6.7)
6 – Net value added produced by the Entity (4-5)	6,601,242	99.7	5,666,621	99.5	12,267,863	99.6	11,811,666	99.8
7 – Value added received in transfer	19,016	0.3	28,755	0.5	47,771	0.4	19,056	0.2
Equity in earnings (losses) of unconsolidated companies	19,016	0.3	28,755	0.5	47,771	0.4	19,056	0.2
8 – Value added to distribute (6+7)	6,620,258	100.0	5,695,376	100.0	12,315,634	100.0	11,830,722	100.0
9 – Value added distributed	6,620,258	100.0	5,695,376	100.0	12,315,634	100.0	11,830,722	100.0
9.1) Personnel	1,933,995	29.1	1,835,691	32.3	3,769,686	30.5	3,275,206	27.7
Payroll	1,062,579	16.1	1,000,991	17.6	2,063,570	16.8	1,908,647	16.1
Benefits	423,991	6.4	417,442	7.3	841,433	6.8	719,485	6.1
FGTS (Government Severance Indemnity Fund for Employees)	96,600	1.5	91,561	1.6	188,161	1.5	172,676	1.5
Other	350,825	5.1	325,697	5.8	676,522	5.4	474,398	4.0
9.2) Taxes, fees and contributions	2,121,431	32.0	1,589,941	27.9	3,711,372	30.2	4,245,703	35.9
Federal	2,020,721	30.5	1,483,559	26.1	3,504,280	28.5	4,055,164	34.3
State	1,394	-	1,806	-	3,200	-	3,035	-
Municipal	99,316	1.5	104,576	1.8	203,892	1.7	187,504	1.6
9.3) Third-party capital compensation	141,793	2.2	149,366	2.6	291,159	2.4	279,252	2.3
Rentals	137,015	2.1	143,519	2.5	280,534	2.3	275,028	2.3
Asset leasing	87,025	1.3	97,710	1.7	184,735	1.5	215,139	1.8
Asset leasing - Law 11,638/07	(82,247)	(1.2)	(91,863)	(1.6)	(174,110)	(1.4)	(210,915)	(1.8)
9.4) Shareholders' equity remuneration	2,423,039	36.7	2,120,378	37.2	4,543,417	36.9	4,030,561	34.1
Interest on shareholders’ equity	649,935	9.8	608,025	10.7	1,257,960	10.2	1,120,286	9.5
Dividends	142,417	2.2	138,105	2.4	280,522	2.3	251,739	2.1
Retained earnings	1,612,966	24.4	1,356,576	23.8	2,969,542	24.1	2,648,327	22.4
Interest of minority shareholders in retained earnings	17,721	0.3	17,672	0.3	35,393	0.3	10,209	0.1

The Notes are an integral part of the Financial Statements.

Consolidated Cash Flow – R$ thousand

	2010			2009
	2nd quarter	1st quarter	1st half	1st half
Cash flow from operating activities:
Net Income before income tax and social contribution	3,519,620	2,689,696	6,209,316	6,472,999
Adjustments to net income before taxes	4,620,778	5,387,210	10,007,988	10,955,408
Allowance for loan losses	2,318,996	2,159,287	4,478,283	7,323,839
Depreciation and amortization	469,190	456,388	925,578	738,206
Goodwill amortization	56,011	58,873	114,884	49,155
Provision for/ (Reversal of) Asset Impairment	1,787	(2,445)	(658)	(3,650)
(Reversal)/expenses with civil, labor and tax provisions	742,452	1,117,271	1,859,723	1,883,853
Expenses with restatement and interest from technical provisions for insurance, private pension plans and savings bonds	981,331	1,493,549	2,474,880	2,711,047
Equity in the earnings (losses) of unconsolidated companies	(19,016)	(28,755)	(47,771)	(19,056)
(Gain)/loss on sale of investments	617	-	617	(2,018,175)
(Gain)/loss on sale of fixed assets	6,545	(4,240)	2,305	(2,468)
(Gain)/loss on sale of foreclosed assets	88,714	90,660	179,374	96,216
Other	(25,849)	46,622	20,773	196,441
Adjusted net income before taxes	8,140,398	8,076,906	16,217,304	17,428,407
Decrease in interbank investments	13,388,495	1,059,199	14,447,694	3,975,537
(Increase)/decrease in securities and derivative financial instruments	2,599,022	(2,902,350)	(303,328)	(4,008,067)
(Increase) in interbank and interdepartmental accounts	(58,311)	(1,337,179)	(1,395,490)	(1,787,114)
(Increase)/decrease in loan and leasing operations	(12,110,544)	(11,117,654)	(23,228,198)	(3,203,788)
(Increase)/decrease in insurance premiums receivable	(23,984)	295,236	271,252	(697,213)
Increase in technical provisions for insurance, private pension plans and savings bonds	642,065	619,521	1,261,586	1,530,412
Increase/(decrease) in deferred income	44,160	(28,228)	15,932	(1,228)
(Increase)/decrease in other receivables and other assets	(4,797,817)	(814,302)	(5,612,119)	3,344,991
Increase/(decrease) in other liabilities	2,079,415	3,121,873	5,201,288	(1,993,398)
Minority interest	(156,319)	1,200	(155,119)	22,819
Income tax and social contribution paid	(666,562)	(1,282,026)	(1,948,588)	(1,809,773)
Net cash provided by/used in operating activities	9,080,018	(4,307,804)	4,772,214	12,801,585
Cash flow from investing activities:
(Increase) in reserve requirements in the Brazilian Central Bank	(12,979,536)	(17,501,089)	(30,480,625)	(2,038,994)
(Increase) in available-for-sale securities	(3,272,842)	(4,128,146)	(7,400,988)	(8,730,114)
(Increase) in held-to-maturity securities	(549,076)	(1,740,034)	(2,289,110)	(869,423)
Proceeds from sale of foreclosed assets	75,354	27,178	102,532	158,987
Divestments	4,920	-	4,920	2,216,180
Proceeds from the sale of premises and equipment and leased assets	32,319	114,989	147,308	70,071
Decrease in intangible assets	1,788	52,345	54,133	15,359
Acquisition of foreclosed assets	(220,449)	(221,585)	(442,034)	(490,252)
Acquisition of investments	(9,543)	(701)	(10,244)	(210,991)
Acquisition of premises and equipment and leased assets	(319,243)	(170,547)	(489,790)	(561,208)
Investment in intangible assets	(392,481)	(233,654)	(626,135)	(923,302)
Dividends and interest on shareholders' equity received	25,436	5,190	30,626	53,208
Net cash provided by/used in investing activities	(17,603,353)	(23,796,054)	(41,399,407)	(11,310,479)
Cash Flow from financing activities:
Increase/(decrease) in deposits	7,730,296	(351,411)	7,378,885	3,018,575
Increase in federal funds purchased and securities sold under agreements to repurchase	2,961,738	14,898,929	17,860,667	19,732,631
Increase/(decrease) in funds from issue of securities	4,178,848	1,067,929	5,246,777	(1,317,484)
Increase/(decrease) in borrowings and onlendings	4,825,547	2,880,008	7,705,555	(2,866,068)
Increase/(decrease) in subordinated debts	(156,118)	436,752	280,634	1,157,290
Dividends and interest on shareholders’ equity paid	(142,417)	(1,639,225)	(1,781,642)	(2,091,502)
Acquisition of own shares	-	(4,740)	(4,740)	(327)
Net cash provided by/used in financing activities	19,397,894	17,288,242	36,686,136	17,633,115
Net increase/(decrease) in cash and cash equivalents	10,874,559	(10,815,616)	58,943	19,124,221
Cash and cash equivalents – At the beginning of the period	71,905,297	82,720,913	82,720,913	64,131,372
Cash and cash equivalents – At the end of the period	82,779,856	71,905,297	82,779,856	83,255,593
Net increase/(decrease) in cash and cash equivalents	10,874,559	(10,815,616)	58,943	19,124,221

The Notes are an integral part of the Financial Statements

Notes to the Consolidated Financial Statements Index

  We present below the Notes to the Consolidated Financial Statements of Banco Bradesco S.A. subdivided as follows:

Notes to the Consolidated Financial Statements

  1) OPERATIONS

  Banco Bradesco S.A. (Bradesco) is a private-sector publicly traded company that, operating as a Multiple Service Bank, carries out all types of authorized banking activities through its commercial, foreign exchange, consumer financing and housing loan portfolios. The Bank also operates in a number of other activities through its direct and indirect subsidiaries, particularly in leasing, investment banking, brokerage, consortium management, credit cards, insurance, private pension plans and savings bonds. Operations are conducted within the context of the Bradesco Organization companies, working in an integrated manner in the market.

  2) PRESENTATION OF THE FINANCIAL STATEMENTS

  The consolidated financial statements of Bradesco include the financial statements of Banco Bradesco, its foreign branches, direct and indirect subsidiaries and jointly-controlled investments, in Brazil and abroad, including SPEs. They were prepared based on accounting practices determined by Law 6,404/76 (Brazilian Corporation Law), with the amendments introduced by Laws 11,638/07 and 11,941/09 related to the accounting of operations, as well as the rules and instructions of the Monetary National Council (CMN) and the Brazilian Central Bank (Bacen), Securities and Exchange Commission of Brazil (CVM), when applicable, National Private Insurance Council (CNSP), Insurance Superintendence (Susep), National Agency for Supplementary Healthcare (ANS), and consider the financial statements of leasing companies based on the finance lease method, whereby leased fixed assets are reclassified to the leasing operations account, less the residual value paid in advance.

  Accordingly, for preparation purposes, intercompany investments, asset and liability account balances, revenue, expenses and unrealized profit were eliminated from these consolidated financial statements, as well as the net income and shareholders’ equity referring to the interest of non-controlling shareholders were highlighted. In the case of investments which are jointly controlled with other shareholders, asset, liability and income components were included in the consolidated financial statements in proportion to the interest in the capital stock of each investee. Goodwill determined on acquisition of investments in subsidiaries and jointly-controlled companies is presented under investments and intangible assets (Note 15a). The exchange variation arising from transactions of foreign branches and subsidiaries is presented in the income statement item together with derivative financial instruments, in order to eliminate the effect of these investment hedge instruments.

  The financial statements include estimates and assumptions, such as the calculation of the allowance for loan losses, estimates of the fair value of certain financial instruments, provision for contingencies, losses from impairment of securities classified as available-for-sale and held-to-maturity and non-financial assets, other provisions, the calculation of technical provisions for insurance, supplementary pension plans and savings bonds and the determination of the useful life of specific assets. Actual results could differ from those estimates and assumptions.

  Bradesco’s consolidated financial statements were approved by the Board of Directors on July 27, 2010.

  We present below the main direct and indirect investees included in the Consolidated Financial Statements:

Notes to the Consolidated Financial Statements

	Activity	Total ownership
		2010		2009
		June 30	March 31	June 30
Financial Area - Brazil
Alvorada Cartões, Crédito, Financiamento e Investimento S.A.	Banking	100.00%	100.00%	100.00%
Banco Alvorada S.A. (1)	Banking	99.95%	99.94%	99.94%
Banco Bradesco Financiamentos S.A.(3)	Banking	100.00%	100.00%	100.00%
Banco Bankpar S.A.	Banking	100.00%	100.00%	100.00%
Banco Bradesco BBI S.A.(4)	Investment bank	98.35%	98.35%	98.33%
Banco Boavista Interatlântico S.A.	Banking	100.00%	100.00%	100.00%
Bankpar Arrendamento Mercantil S.A.	Leasing	100.00%	100.00%	100.00%
Banco Bradesco Cartões S.A.	Banking	100.00%	100.00%	100.00%
Bradesco Administradora de Consórcios Ltda.	Consortium management	100.00%	100.00%	100.00%
Bradesco Leasing S.A. Arrendamento Mercantil	Leasing	100.00%	100.00%	100.00%
Bradesco S.A. Corretora de Títulos e Valores Mobiliários	Brokerage	100.00%	100.00%	100.00%
BRAM - Bradesco Asset Management S.A. DTVM	Asset management	100.00%	100.00%	100.00%
Ágora Corretora de Títulos e Valores Mobiliários S.A.	Brokerage	100.00%	100.00%	100.00%
Banco Ibi S.A. (10)	Banking	100.00%	100.00%	-
Cielo S.A. (2) (5) (6) (7) (8) (11)	Services	26.56%	26.56%	28.76%
Financial Area - abroad
Banco Bradesco Argentina S.A.	Banking	99.99%	99.99%	99.99%
Banco Bradesco Luxembourg S.A.	Banking	100.00%	100.00%	100.00%
Banco Bradesco S.A. Grand Cayman Branch (9)	Banking	100.00%	100.00%	100.00%
Banco Bradesco New York Branch	Banking	100.00%	100.00%	100.00%
Banco Bradesco S.A. Nassau Branch	Banking	100.00%	100.00%	100.00%
Bradesco Securities, Inc.	Brokerage	100.00%	100.00%	100.00%
Bradesco Securities, UK.	Brokerage	100.00%	100.00%	100.00%
Insurance, Private Pension Plans and Savings Bonds Area
Atlântica Capitalização S.A.	Savings bonds	100.00%	100.00%	100.00%
Bradesco Argentina de Seguros S.A.	Insurance	99.90%	99.90%	99.90%
Bradesco Auto/RE Companhia de Seguros	Insurance	100.00%	100.00%	100.00%
Bradesco Capitalização S.A.	Savings bonds	100.00%	100.00%	100.00%
Bradesco Saúde S.A.	Insurance/health	100.00%	100.00%	100.00%
Bradesco Dental S.A.(12)	Insurance/dental health	43.50%	43.50%	100.00%
Odontoprev S.A.(2) (13)	Insurance/dental health	43.50%	43.50%	-
Bradesco Seguros S.A.	Insurance	100.00%	100.00%	100.00%
Bradesco Vida e Previdência S.A.	Private pension plans/insurance	100.00%	100.00%	100.00%
Atlântica Companhia de Seguros	Insurance	100.00%	100.00%	100.00%
Other activities
Átria Participações Ltda. (14)	Holding	-	-	100.00%
Andorra Holdings S.A.	Holding	54.01%	54.01%	54.01%
Bradescor Corretora de Seguros Ltda.	Insurance brokerage	100.00%	100.00%	100.00%
Bradesplan Participações Ltda.	Holding	100.00%	100.00%	100.00%
Cia. Securitizadora de Créditos Financeiros Rubi	Credit acquisition	100.00%	100.00%	100.00%
CPM Holdings Limited(15) (16)	Holding	74.92%	49.00%	49.00%
Columbus Holdings S.A.	Holding	100.00%	100.00%	100.00%
Nova Paiol Participações Ltda.	Holding	100.00%	100.00%	100.00%

Notes to the Consolidated Financial Statements

	Activity	Total ownership
		2010		2009
		June 30	March 31	June 30
Scopus Tecnologia Ltda.	Information technology	100.00%	100.00%	100.00%
Tempo Serviços Ltda.	Services	100.00%	100.00%	100.00%
União Participações Ltda.	Holding	100.00%	100.00%	100.00%

(1) Increase in interest by the total subscription of the capital increase in May 2010;
(2) Company whose audit services in 2009 were carried out by other independent auditors;
(3) Current name of Banco Finasa BMC S.A.;
(4) Increase in ownership interest due to the subscription of the total capital stock increase in December 2009;
(5) Companies whose audit services in 2010 were carried out by other independent auditors;
(6) Companies proportionally consolidated, pursuant to CMN Resolution 2,723/00 and CVM Rule 247/96;
(7) Reduction in interest by partial sale in July 2009;

  (8)  The special purpose entity Brazilian Merchant Voucher Receivables Limited is being consolidated. The company takes part in the securitization operation of the future flow of credit card bills receivables of clients domiciled abroad (Note 16d);

  (9)  The special purpose entity International Diversified Payment Rights Company is being consolidated. The company takes part in the securitization operation of future flow of payment orders received from overseas (Note 16d);

(10) Company acquired in October 2009;
(11) Current name of Companhia Brasileira de Meios de Pagamento – Visanet;
(12) Reduction of interest due to the merger of Bradesco Dental shares by Odontoprev in October 2009;
(13) Interest received from the merger of Bradesco Dental shares by Odontoprev in October 2009;
(14) Company merged in February 2010;
(15) Interest increase after the partial acquisition in May 2010; and
(16) Company was fully consolidated in May 2010.

  3) SIGNIFICANT ACCOUNTING POLICIES

  a) Functional and Presentation Currencies

  Consolidated financial statements are presented in Reais, which is Bradesco’s functional currency. Operations of foreign branches and subsidiaries are mainly a continuation of the activities in Brazil, and therefore, assets, liabilities and results are adjusted to comply with the accounting practices adopted in Brazil and translated into Reais using the exchange rate of the applicable currency. Gains and losses arising from this translation process are recorded in the period’s income.

  b) Determination of net income

  Net income is determined on the accrual basis of accounting which establishes that income and expenses should be included in the determination of the results of the period to which they relate, always simultaneously when they are correlated, regardless of receipt or payment.

  Transactions with fixed rates are recorded at their redemption value and unearned income and unexpired expenses are recorded as a deduction from the corresponding assets and liabilities. Financial income and expenses are prorated daily and calculated based on the exponential method, except when relating to discounted notes or to foreign transactions which are calculated based on the straight-line method.

  Floating rate or foreign-currency-indexed transactions are adjusted to the balance sheet date.

  Insurance and coinsurance premiums accepted, net of premiums assigned in coinsurance and reinsurance, as well as corresponding commissions, are appropriated to income over the period of corresponding insurance policies and invoices and are deferred for appropriation on a straight-line basis, during the risk coverage period, by means of accrual and reversal of unearned premiums reserve and deferred selling expenses. Accepted coinsurance and retrocession operations are

Notes to the Consolidated Financial Statements

  recorded based on the information received from other companies and reinsurance companies, respectively.

  Supplementary pension plans contributions and life insurance premiums with a survival clause are recognized in income as they are received.

  Revenue from savings bonds is recognized at the time of receipt, except for pre-printed bonds of fixed amount and lump-sum payment, which are recorded at the time of issue. The expenses for placement of bonds, classified as “Selling Expenses,” are recognized as they are incurred. Brokerage expenses are recorded when the respective savings bonds contributions are effectively received. Redemptions and drawings are recorded simultaneously to the accounting for the corresponding revenues.

  Expenses for technical provisions for private pension plans and savings bonds are recorded at the same time as the corresponding revenues thereof are recognized.

  c) Cash and cash equivalents

  Cash and Cash Equivalents are represented by: cash in domestic and foreign currency, investments in gold, open market investments and deposits in other banks, with maturities on the application date of 90 days or less and present an insignificant risk of change in fair value, used by the Bank to manage its short-term commitments.

  d) Interbank investments

  Purchase and sale commitments with unrestricted movement agreements are adjusted to market value. Other investments are recorded at acquisition cost, plus income earned up to the balance sheet date, net of loss accrual, when applicable.

  e) Securities – Classification:

    Trading securities – securities acquired for the purpose of being actively and frequently traded, adjusted to market value against the income in the period;

    Available-for-sale securities – securities which are not specifically intended for trading purposes or as held to maturity, adjusted to market value against a specific account in shareholders' equity, net of tax effects; and

    Held-to-maturity securities – securities for which there is intention and financial capacity to hold in the portfolio up to maturity, recorded at acquisition cost, plus earnings recognized against income for the period.

  Securities classified in the trading and available-for-sale categories, as well as derivative financial instruments are stated at its estimated fair value in the consolidated balance sheet. The fair value is generally based on market prices or quotations for assets or liabilities with similar characteristics. If market prices are not available, fair values are based on traders’ quotations, pricing models, discounted cash flows or similar techniques for which the determination of fair value may require judgment or significant estimates by the Management.

Notes to the Consolidated Financial Statements

  f) Derivative financial instruments (assets and liabilities)

  Classified based on Management’s intended use thereof on the date of the contracting of the operation and whether it was carried out for hedging purposes or not.

  Operations involving derivative financial instruments are designed to meet the Bank’s own needs in order to manage the overall exposure, as well as for meeting customers’ requests for the management of their positions. Gains and losses are recorded in income or expenses accounts of the respective financial instruments.

  Derivative financial instruments used to mitigate risks deriving from exposure to variations in the market value of financial assets and liabilities are designated as hedges and are classified according their nature as:

    Market risk hedge: for financial instruments classified in this category as well as the hedge- related financial assets and liabilities, gains and losses, realized or not, are recorded in income statement; and

    Cash flow hedge: for financial instruments classified in this category, the effective valuation or devaluation portion is recorded, net of tax effects, in a specific account in shareholders’ equity.
    The non-effective portion of the respective hedge is directly recognized in the income statement.

  g) Loan and leasing operations, advances on foreign exchange contracts, other receivables with credit characteristics and allowance for loan losses

  Loan and leasing operations, advances on foreign exchange contracts and other receivables with credit characteristics are classified in their corresponding risk levels in compliance with: (i) the parameters established by CMN Resolution 2,682/99, at nine levels from “AA” (minimum risk) to “H” (maximum risk); and (ii) Management’s assessment risk. This assessment, which is carried out on a periodic basis, considers current economic conditions and past loan loss experience, as well as specific and general risks relating to operations, borrowers and guarantors. Moreover, the length of the delay in payment defined in CMN Resolution 2,682/99 is also taken into account for client risk rating purposes as follows:

Past-due period (1)	Client rating
• from 15 to 30 days	B
• from 31 to 60 days	C
• from 61 to 90 days	D
• from 91 to 120 days	E
• from 121 to 150 days	F
• from 151 to 180 days	G
• more than 180 days	H

(1) For operations with unexpired term of over 36 months, the periods are doubled, as allowed by CMN Resolution 2,682/99.

  The accrual of revenue on operations past due up to 59 days is recorded in income and subsequent to the 60th day, in unearned income.

  H-rated past-due operations remain at this level for six months, after which they are written-off against the existing allowance and controlled in memorandum accounts for at least five years, no longer being recognized in the balance sheet.

  Renegotiated operations are maintained, at least, at the same classification as their prior rating.

Notes to the Consolidated Financial Statements

  Renegotiations already charged-off against the allowance and which are recorded in memorandum accounts are rated as “H” level and any possible revenues derived from their renegotiation are recognized as revenue only when they are effectively received. When there is a significant payment on the operation or when new material facts justify a change in risk level, the operation may be reclassified to a lower risk category.

  The allowance for loan losses is calculated at an amount sufficient to cover probable losses and takes into consideration CMN and Bacen rules and instructions, together with assessments carried out by the Management, in the determination of credit risk.

  h) Income tax and social contribution (assets and liabilities)

  Income tax and social contribution credits, calculated on tax losses, negative basis of social contribution and temporary additions are recorded in “Other Receivables - Sundry” and the provision for deferred tax liabilities on tax difference in leasing depreciation and mark-to-market adjustments of securities is recorded in “Other Liabilities – Tax and Social Security”. Only income tax rate is applied on tax difference in leasing depreciation.

  Tax credits on temporary additions will be realized upon use and/or reversal of the corresponding provisions to which they refer. Tax credits on tax losses and negative basis of social contribution will be realized as taxable income is generated, considering the 30% limit of the taxable profit of the reference period. Such tax credits are recorded based on current expectations for realization, taking into account the technical studies and analyses carried out by Management.

  The provision for income tax is recorded at the base rate of 15% of taxable income, plus a 10% surcharge. Social contribution on net income is calculated at a 15% rate for financial institutions and insurance companies and at 9% for other companies.

  Tax credits brought forward from previous periods, resulting from the increase of the social contribution rate to 15% are recorded up to the limit of the corresponding consolidated tax liabilities (Note 34).

  Provisions were recorded for other income and social contribution taxes in accordance with specific applicable legislation.

  Pursuant to Law 11,941/09, changes in the determination criteria for income, costs and expenses included in the net income for the period, enacted by Law 11,638/07 and by Articles 37 and 38 of Law 11,941/09, shall not have effect on taxable income for corporate entities opting for the Transitional Tax Regime (RTT), and, for tax purposes, accounting methods and criteria in force on December 31, 2007 will be considered. For accounting purposes, the tax effects of adopting Law 11,638/07 are recorded in the corresponding deferred tax assets and liabilities.

Notes to the Consolidated Financial Statements

  i) Prepaid expenses

  Prepaid expenses are payments for future benefits or services, which are registered in assets according to the accrual method of accounting.

  This group is basically represented by: (i) commissions paid to resellers in vehicle financing; (ii) commissions paid to insurance brokers; and (iii) advance payments of advertising and marketing expenses (according to Note 12b).

  j) Investments

  Investments in subsidiaries, jointly-controlled companies and affiliates, with significant influence over the investee or ownership of 20% or more in the voting capital, are evaluated by the equity accounting method.

  Tax incentives and other investments are assessed at acquisition cost, net of the provision for impairment, when applicable.

  k) Fixed assets

  Correspond to tangible assets used in the Bank’s activities or acquired with this purpose, including those deriving from operations which transfer risks, benefits and controls of the assets.

  Fixed assets are stated at acquisition cost, net of the respective accumulated depreciations, calculated on the straight-line method according to the estimated economic useful life of assets, being: premises – 4% p.a.; furniture and fixtures, machinery and equipment – 10% p.a.; transport systems – 20% p.a.; and data processing systems – 20% to 50% p.a. and impairment, when applicable.

  l) Intangible assets

  Intangible assets are intangible rights acquired for business activities or exercised with that purpose.

  Intangible assets comprise:

    Future profitability/client portfolio acquired and acquisition of the right to provide banking services; and
    These are recorded and amortized over the period in which the asset will directly and indirectly contribute to the future cash flow and adjusted by the impairment, when applicable; and

    Software
    Software is recorded at cost less amortization on the straight-line method during the estimated useful life (20% to 50% p.a.), as from the date it is available for use and adjusted by impairment, when applicable. Internal software development expenses are recognized as assets when it is possible to demonstrate the intention and ability to complete such development, as well as reliably measuring costs directly attributable to the software, which will be amortized during its estimated useful life, considering the future economic benefits generated.

Notes to the Consolidated Financial Statements

  m) Asset impairment

  Securities classified as available-for-sale and held-to-maturity, as well as non-financial assets, except other assets and tax credits, are tested, at least annually, for impairment, which is recognized in the income statement for the period when the book value of an asset exceeds its recoverable value (calculated by the potential sale value or realization value less the respective expenses or by the value in use calculated by the cash-generating unit, whichever the highest).

  A cash generating unit is the smallest identifiable group of assets that generates cash flows materially independent from other assets and groups.

  n) Deposits and federal funds purchased and securities sold under agreements to repurchase

  These are recorded at the amount of the liabilities and include, when applicable, related charges up to the balance sheet date, on a daily prorated basis.

  o) Technical provisions related to insurance, private pension plans and savings bonds activities

  Technical provisions are calculated according to actuarial technical notes as set forth by Susep and ANS, and criteria set forth by CNSP Resolutions 162/06, 181/07, 195/08 and 204/09.

Basic, life and health insurance lines:

  Unearned Premiums Provision (PPNG) comprises retained premiums (except reinsurance assignment, once according to CNSP Resolution 195/08, as of 2009, insurance companies should not deduct the amounts transferred to third parties through reinsurance operations from the calculation of provisions) which are deferred during the term of effectiveness of the insurance policies, determining the daily prorated value of the unearned premium of the unexpired risk period (future risk of policies in effect). According to Resolution 206, as of 2009, the National Agency for Supplementary Healthcare (ANS) eliminated PPNG for private healthcare companies and insurance companies, effective as of January 2010. It also established the accounting of “pro-rata temporis” earned premiums against the full reversal of provision;

  The provision for claims incurred but not reported (IBNR) is calculated on an actuarial basis to quantify the amount of claims occurred and not reported by policyholders/beneficiaries. Pursuant to CNSP Resolution 195/08, as of 2009, insurance companies cannot deduct the amounts transferred to third parties through reinsurance operations from calculation of provisions;

  The provision for unsettled claims is recorded based on indemnity estimates for notices of claims received from policyholders up to the balance sheet date. The provision is monetarily restated and includes all claims under litigation. In the case of health insurance, according to the technical note approved by ANS, the provision for unsettled claims comprises litigations and complements to IBNR provision;

The supplementary premium provision (PCP) is recorded on a monthly basis to complement the PPNG;

  The provision for insufficient premiums is recorded when there is insufficiency of the unearned premium provision to cover incurred claims, considering expected indemnities and related expenses, throughout periods to be incurred related to risks in effect on the reference date of calculation;

Notes to the Consolidated Financial Statements

  Other technical provisions refer to the provision for future readjustments of premiums and those required for the technical balance of the individual health plan portfolio, adopting a method included in the actuarial technical note approved by ANS. For basic lines, this provision refers to premiums of extended warranty for products whose manufacturer’s guarantee has not ended;

  The provision for benefits to be granted, of the individual health plan portfolio, refers to a 5-year coverage for dependents if the policyholder is deceased, adopting a formulation included in the actuarial technical note approved by ANS; and

  The provision for benefits granted of the individual health plan portfolio comprises liabilities arising from payment release contractual clauses referring to health plan coverage, and its accounting complies with Resolution - RN 75/04 of ANS, and by premiums for the payment release of Bradesco Saúde policyholders -“Plano GBS”.

Supplementary private pension plans and life insurance covering survival:

  The mathematical provision for benefits to be granted refers to participants whose benefits have not yet begun. In private pension plans known as “traditional”, the provision represents the difference between the current value of future benefits and the current value of future contributions, corresponding to obligations assumed under retirement, disability, pension and regular income plans, and are calculated using methodologies and premises set forth in the Actuarial Technical Notes;

  Mathematical provisions of benefits to be granted pegged to life insurance and unrestricted benefits generating private pension plans (VGBL and PGBL) represent the amount of contributions made by the participants, net of carrying costs and other contractual charges, plus financial earnings generated by investments in fund quotas in Exclusive Investment Funds (FIEs);

The mathematical provision for benefits granted refers to participants already using the benefits and corresponds to the present value of future obligations related to the payment of ongoing benefits;

  The contribution insufficiency provision (PIC) is recorded for an eventual unfavorable fluctuation in technical risks taken in the mathematical provision for benefits to be granted, in the mathematical provision for benefits granted, considering that the participants are likely to have a higher survival rate. In plans covering survival, the provision is calculated on an actuarial basis and takes into consideration the actuarial tables AT-2000 Male (normalized) for males and AT- 2000 Female (normalized) for females, with improvement of 1.5% p.a. and actual interest rate of 4% p.a. In disability plans covering survival risks, the provision takes into consideration the biometric AT-49 Male table and real interest rate of 4% p.a. Improvement is a technique that automatically updates the survival table, considering the expected increase in future survival rates;

  The financial fluctuation provision is recorded up to a limit of 15% of the mathematical provision for benefits to be granted related to the private pension plans in the category of variable contribution with guarantee of earnings to cover possible financial fluctuations. The real interest rate of 4% p.a. is used to calculate this provision;

  The provision for administrative expenses is recorded to cover administrative expenses of defined benefit and variable contribution plans. It is calculated in conformity with the methodology set forth in the actuarial technical note; and

Notes to the Consolidated Financial Statements

  The financial excess provision corresponds to that portion of financial revenue from the investment of provisions that exceeds the minimum returns from private pension plans that have a financial excess participation clause.

Savings bonds:

  The mathematical provision for redemptions is recorded for each active or suspended savings bond during the estimated term set forth in the general conditions of the plan. It is calculated according to the methodology set forth in the actuarial technical notes approved by Susep;

  The provisions for redemptions are established for the expired savings bonds and unexpired plans where early redemption has been required by the customer. The provisions are monetarily restated based on the indexes determined in each plan; and

The provisions for unrealized and payable drawings are recorded to cover prizes in future drawings (unrealized) and also for prizes in drawings where customers have already been selected (payable).

  p) Contingent assets and liabilities and legal liabilities – tax and social security

  The recognition, measurement and disclosure of contingent assets and liabilities and legal liabilities are in accordance with the criteria defined in CMN Resolution 3,823/09 and CVM Resolution 594/09:

    Contingent Assets: are not recognized in the financial statements, except when Management has total control over the situation or when there are real guarantees or favorable judicial decisions, to which no further appeals are applicable, characterizing the gain as practically certain and confirmed expectations of receipt or compensation with another liability. Contingent assets with probable chances of success are disclosed in the notes to the financial statements (Note 18a);

    Contingent Liabilities: are recorded taking into consideration the opinion of legal advisors, the nature of the lawsuits, the similarity with previous processes, the complexity and positioning of the courts, whenever the loss is evaluated as probable, which would cause a probable outflow of funds for the settlement of liabilities and when the amounts involved are measurable with sufficient reliability. Contingent liabilities classified as possible losses are not recognized in the financial statements, and they must only be disclosed in the notes, when individually material, and those classified as remote do not require provision nor disclosure (Notes 18b and 18c); and

    Legal Liabilities – Tax and Social Security: result from judicial proceedings related to tax liabilities, being contested on the grounds of legality or constitutionality, which, regardless of the assessment of the probability of success, are fully recognized in the financial statements (Note 18b).

  q) Funding expenses

  Expenses related to funding transactions involving the issue of securities are recorded as reduction of the liability and are allocated to income over the term of the transaction.

  r) Other assets and liabilities

  Assets are stated at their realizable amounts, including, when applicable, related income and monetary and exchange variations (on a daily prorated basis), and less provision for losses, when deemed appropriate. Liabilities comprise known or measurable amounts, including related charges and monetary and exchange variations (on a daily prorated basis).

Notes to the Consolidated Financial Statements

  4) INFORMATION FOR COMPARISON PURPOSES

  Reclassifications

  For a better comparison of the financial statements, reclassifications were made in the balances for the period ended June 30, 2009, to comply with the accounting procedures/classifications adopted in 2010.

  Balance Sheet

	On June 30, 2009 - R$ thousand
	As previously reported	Reclassifications	Reclassified balance
Assets
Permanent assets	8,176,532	-	8,176,532
Investments	1,053,495	305,165	1,358,660
Equity in the earnings/losses of unconsolidated companies:
- Domestic (1) (2)	573,655	342,401	916,056
Other investments (2)	830,013	(37,236)	792,777
Intangible assets	3,823,336	(305,165)	3,518,171
Intangible assets (1)	6,777,599	(305,165)	6,472,434
Total	482,477,607	-	482,477,607

(1) Reclassification of intangible assets for interest in domestic affiliates, related to goodwill based on the asset’s market value - investments; and
(2) Reclassification of other investments to equity in the earnings/losses of unconsolidated companies in Brazil for better book classification.

Notes to the Consolidated Financial Statements

  5) ADJUSTED BALANCE SHEET AND STATEMENT OF INCOME BY BUSINESS SEGMENT

  a) Balance sheet

	R$ thousand
	Financial (1) (2)		Insurance group (2) (3)		Other activities (2)	Eliminations (4)	Total consolidated
	Brazil	Abroad	Brazil	Abroad
Assets
Current and long-term assets	431,759,248	34,324,715	94,476,358	11,300	1,145,043	(13,848,690)	547,867,974
Cash and cash equivalents	5,833,599	990,393	125,783	9,638	14,863	(96,819)	6,877,457
Interbank investments	94,601,819	1,876,017	-	-	-	-	96,477,836
Securities and derivative financial instruments	63,231,502	5,403,523	88,380,262	36	554,430	(814,758)	156,754,995
Interbank and interdepartmental accounts	50,073,037	353,461	-	-	-	-	50,426,498
Loan and leasing operations	161,028,751	25,294,184	-	-	-	(10,143,064)	176,179,871
Other receivables and other assets	56,990,540	407,137	5,970,313	1,626	575,750	(2,794,049)	61,151,317
Permanent assets	35,253,166	137,397	2,144,653	31	199,642	(27,502,647)	10,232,242
Investments	27,647,980	68	1,343,574	-	64,129	(27,502,647)	1,553,104
Premises and equipment and leased assets	3,067,086	12,492	236,672	31	110,670	-	3,426,951
Intangible assets	4,538,100	124,837	564,407	-	24,843	-	5,252,187
Total on June 30, 2010	467,012,414	34,462,112	96,621,011	11,331	1,344,685	(41,351,337)	558,100,216
Total on March 31, 2010	441,407,170	35,131,765	94,657,270	11,372	1,215,850	(39,797,367)	532,626,060
Total on June 30, 2009	400,287,790	29,451,160	83,928,652	20,718	816,670	(32,027,383)	482,477,607

Liabilities
Current and long-term liabilities	421,878,411	18,456,876	85,378,526	2,324	922,940	(13,848,690)	512,790,387
Deposits	174,541,524	4,014,037	-	-	-	(103,592)	178,451,969
Federal funds purchased and securities sold under agreements to repurchase	130,585,579	652,483	-	-	-	(104,349)	131,133,713
Funds from issuance of securities	7,912,300	5,717,846	-	-	-	(900,785)	12,729,361
Interbank and interdepartmental accounts	2,774,622	2,699	-	-	-	-	2,777,321
Borrowing and onlending	40,567,931	4,412,711	-	-	-	(9,947,351)	35,033,291
Derivative financial instruments	1,025,332	71,560	-	-	-	-	1,096,892
Technical provisions from insurance, private pension plans and savings bonds	-	-	79,306,716	1,671	-	-	79,308,387
Other liabilities:
- Subordinated debts	20,100,335	3,284,276	-	-	-	-	23,384,611
- Other	44,370,788	301,264	6,071,810	653	922,940	(2,792,613)	48,874,842
Deferred income	336,557	-	-	-	-	-	336,557
Shareholders’ equity/minority interest in subsidiaries	502,123	16,005,236	11,242,485	9,007	421,745	(27,502,647)	677,949
Shareholders’ equity - parent company	44,295,323	-	-	-	-	-	44,295,323
Total on June 30, 2010	467,012,414	34,462,112	96,621,011	11,331	1,344,685	(41,351,337)	558,100,216
Total on March 31, 2010	441,407,170	35,131,765	94,657,270	11,372	1,215,850	(39,797,367)	532,626,060
Total on June 30, 2009	400,287,790	29,451,160	83,928,652	20,718	816,670	(32,027,383)	482,477,607

Notes to the Consolidated Financial Statements

  b) Statement of income

	R$ thousand
	Financial (1) (2)		Insurance group (2) (3)		Other activities (2)	Eliminations (4)	Total consolidated
	Brazil	Abroad	Brazil	Abroad
Revenues from financial intermediation	26,947,584	1,055,973	3,884,753	-	21,128	(38,713)	31,870,725
Expenses from financial intermediation	17,305,839	75,429	2,474,880	-	-	(38,838)	19,817,310
Gross income from financial intermediation	9,641,745	980,544	1,409,873	-	21,128	125	12,053,415
Other operating income/expenses	(6,544,595)	(31,101)	908,842	(907)	41,214	(125)	(5,626,672)
Operating income	3,097,150	949,443	2,318,715	(907)	62,342	-	6,426,743
Non-operating income	(197,767)	3,237	(20,297)	-	(2,600)	-	(217,427)
Income before taxes and minority interest	2,899,383	952,680	2,298,418	(907)	59,742	-	6,209,316
Income tax and social contribution	(808,166)	(872)	(868,887)	301	11,725	-	(1,665,899)
Minority interest in subsidiaries	(13,275)	-	(25,599)	-	3,481	-	(35,393)
Net income for 1H10	2,077,942	951,808	1,403,932	(606)	74,948	-	4,508,024
Net income for 1H09	1,942,092	741,460	1,284,880	3,401	48,519	-	4,020,352
Net income for 2Q10	1,059,774	610,951	699,844	43	34,706	-	2,405,318
Net income for 1Q10	1,018,168	340,857	704,088	(649)	40,242	-	2,102,706

(1) The “Financial” segment comprises: financial institutions; holding companies (which are mainly responsible for managing financial resources); as well as credit card and asset management companies;
(2) The balances of equity accounts, income and expenses among companies from the same segment are being eliminated;
(3) The “Insurance Group” segment comprises insurance, private pension plans and savings bonds companies; and
(4) Amounts eliminated among companies from different segments, as well as operations carried out in Brazil and abroad.

  6) CASH AND CASH EQUIVALENTS

	R$ thousand
	2010		2009
	June 30	March 31	June 30
Funds available in domestic currency	5,652,542	5,209,507	6,946,778
Funds available in foreign currency	1,224,837	3,495,086	2,054,447
Investments in gold	78	72	62
Total funds available (cash)	6,877,457	8,704,665	9,001,287
Short-term interbank investments (1)	75,902,399	63,200,632	74,254,306
Total cash and cash equivalents	82,779,856	71,905,297	83,255,593

(1) Refers to operations with maturities on the application date of 90 days or less and with insignificant risk of change in fair value.

Notes to the Consolidated Financial Statements

  7) INTERBANK INVESTMENTS

  a) Breakdown and maturities

	R$ thousand
	2010						2009
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	June 30	March 31	June 30
Investments in the open market:
Own portfolio position	7,501,506	7,977,316	-	-	15,478,822	22,412,057	11,741,209
• Financial treasury bills	1,783,623	-	-	-	1,783,623	1,708,637	3,133,770
• National treasury notes	2,166,095	4,083,769	-	-	6,249,864	14,994,979	6,001,698
• National treasury bills	3,551,788	3,893,547	-	-	7,445,335	5,629,507	2,575,395
• Other	-	-	-	-	-	78,934	30,346
Funded position	72,033,280	-	-	-	72,033,280	66,702,272	68,228,962
• Financial treasury bills	57,192,121	-	-	-	57,192,121	27,144,804	31,364,540
• National treasury notes	14,647,496	-	-	-	14,647,496	28,858,137	22,103,002
• National treasury bills	193,663	-	-	-	193,663	10,699,331	14,761,420
Short position	138,078	1,230,032	-	-	1,368,110	806,409	1,505,476
• National treasury bills	138,078	1,230,032	-	-	1,368,110	806,409	1,505,476
Subtotal	79,672,864	9,207,348	-	-	88,880,212	89,920,738	81,475,647
Deposits in other banks:
• Deposits in other banks	3,901,831	1,922,117	1,219,143	554,724	7,597,815	7,244,017	8,161,657
• Provisions for losses	(162)	(4)	(25)	-	(191)	(243)	(893)
Subtotal	3,901,669	1,922,113	1,219,118	554,724	7,597,624	7,243,774	8,160,764
Total on June 30, 2010	83,574,533	11,129,461	1,219,118	554,724	96,477,836
%	86.6	11.5	1.3	0.6	100.0
Total on March 31, 2010	69,866,286	25,192,495	1,202,075	903,656		97,164,512
%	72.0	25.9	1.2	0.9		100.0
Total June 30, 2009	78,641,889	10,215,869	4,386	774,267			89,636,411
%	87.7	11.4	0.0	0.9			100.0

  b) Income from interbank investments

  Classified in the statement of income as income on securities transactions

	R$ thousand
	2010			2009
	2nd quarter	1st quarter	1st half	1st half
Income from investments in purchase and sale commitments:
Own portfolio position	305,522	592,398	897,920	1,151,315
Funded position	1,438,829	1,442,604	2,881,433	2,948,570
Short position	77,252	58,768	136,020	300,071
Subtotal	1,821,603	2,093,770	3,915,373	4,399,956
Income from interest-earning deposits in other banks	107,021	167,388	274,409	364,717
Total (Note 8h)	1,928,624	2,261,158	4,189,782	4,764,673

Notes to the Consolidated Financial Statements

  8) SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS

  Information on securities and derivative financial instruments is as follows:

  a) Summary of the consolidated classification of securities by business segment and issuer

	R$ thousand
	2010								2009
	Financial	Insurance/ Savings bonds	Private pension plans	Other activities	June 30%		March 31%		June 30%
Trading securities	39,102,158	2,533,033	28,642,382	313,279	70,590,852	55.4	77,371,885	58.9	79,312,495	63.9
- Government securities	20,120,501	1,116,343	226,179	279,738	21,742,761	17.1	24,737,793	18.8	31,809,254	25.6
- Corporate bonds	17,374,676	1,416,690	212,646	33,541	19,037,553	14.9	19,366,674	14.8	17,490,982	14.1
- Derivative financial instruments (1)	1,606,981	-	-	-	1,606,981	1.3	3,051,520	2.3	3,188,115	2.6
- PGBL / VGBL restricted bonds	-	-	28,203,557	-	28,203,557	22.1	30,215,898	23.0	26,824,144	21.6
Available-for-sale securities	25,274,447	1,593,338	1,796,464	69,835	28,734,084	22.5	26,193,843	20.0	19,898,604	16.0
- Government securities	19,380,305	107,603	299,991	-	19,787,899	15.5	16,546,090	12.6	10,458,927	8.4
- Corporate bonds	5,894,142	1,485,735	1,496,473	69,835	8,946,185	7.0	9,647,753	7.4	9,439,677	7.6
Held-to-maturity securities (4)	897,485	7,095,753	20,234,456	-	28,227,694	22.1	27,678,618	21.1	24,890,330	20.1
- Government securities	897,485	7,095,753	19,508,489	-	27,501,727	21.6	26,973,494	20.6	24,266,467	19.6
- Corporate bonds	-	-	725,967	-	725,967	0.5	705,124	0.5	623,863	0.5
Subtotal	65,274,090	11,222,124	50,673,302	383,114	127,552,630	100.0	131,244,346	100.0	124,101,429	100.0
Purchase and sale commitments (2)	2,655,861	4,766,583	21,718,290	61,631	29,202,365		26,064,243		22,008,579
Overall total	67,929,951	15,988,707	72,391,592	444,745	156,754,995		157,308,589		146,110,008
- Government securities	40,398,291	8,319,699	20,034,659	279,738	69,032,387	54.1	68,257,377	52.0	66,534,648	53.6
- Corporate bonds	24,875,799	2,902,425	2,435,086	103,376	30,316,686	23.8	32,771,071	25.0	30,742,637	24.8
- PGBL / VGBL restricted bonds	-	-	28,203,557	-	28,203,557	22.1	30,215,898	23.0	26,824,144	21.6
Subtotal	65,274,090	11,222,124	50,673,302	383,114	127,552,630	100.0	131,244,346	100.0	124,101,429	100.0
Purchase and sale commitments (2)	2,655,861	4,766,583	21,718,290	61,631	29,202,365		26,064,243		22,008,579
Overall total	67,929,951	15,988,707	72,391,592	444,745	156,754,995		157,308,589		146,110,008

Notes to the Consolidated Financial Statements

  b) Breakdown of consolidated portfolio by issuer

Securities (3)	R$ thousand
	2010									2009
	June 30							March 31		June 30
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Market/ book value (5) (6) (7)	Restated cost	Mark-to- market	Market/ book value (5) (6) (7)	Mark-to- market	Market/ book value (5) (6) (7)	Mark-to- market
Government securities	864,081	1,636,816	10,198,738	56,332,752	69,032,387	68,989,976	42,411	68,257,377	275,403	66,534,648	809,674
Financial treasury bills	43,743	459,820	1,304,418	11,048,205	12,856,186	12,861,184	(4,998)	18,766,041	(5,573)	12,174,343	(7,863)
National treasury bills	87,414	5,537	6,731,743	2,132,993	8,957,687	8,991,584	(33,897)	7,570,114	(6,449)	4,032,504	16,699
National treasury notes	59	841,198	2,127,697	41,823,103	44,792,057	44,864,733	(72,676)	39,455,991	603	45,959,317	412,561
Brazilian foreign debt notes	44,112	246,556	31,321	1,226,143	1,548,132	1,405,949	142,183	2,001,402	273,811	2,981,027	369,485
Privatization currencies	-	-	-	90,829	90,829	76,632	14,197	92,156	14,685	99,365	15,576
Foreign government securities	687,702	80,387	-	51	768,140	770,706	(2,566)	351,044	(2,127)	1,275,255	3,000
Other	1,051	3,318	3,559	11,428	19,356	19,188	168	20,629	453	12,837	216
Corporate bonds	10,035,908	3,305,754	452,232	16,522,792	30,316,686	30,611,941	(295,255)	32,771,071	461,490	30,742,637	(204,360)
Bank deposit certificates	122,806	121,366	114,036	669,454	1,027,662	1,027,662	-	1,083,111	-	2,064,966	-
Shares	3,773,506	-	-	-	3,773,506	4,300,703	(527,197)	4,332,237	141,598	3,988,134	(541,035)
Debentures	9,595	363,006	187,517	11,141,234	11,701,352	11,597,551	103,801	10,592,043	130,009	8,547,271	283,259
Promissory notes	127,011	2,597,070	174	-	2,724,255	2,725,061	(806)	2,995,343	(635)	4,340,354	-
Foreign corporate bonds	39,184	44,397	11,916	2,026,493	2,121,990	2,044,163	77,827	2,912,148	110,288	1,796,042	25,777
Derivative financial instruments (1)	721,137	119,934	67,224	698,686	1,606,981	1,579,948	27,033	3,051,520	62,995	3,188,115	79,556
Other	5,242,669	59,981	71,365	1,986,925	7,360,940	7,336,853	24,087	7,804,669	17,235	6,817,755	(51,917)
PGBL / VGBL restricted bonds	3,199,926	7,206,053	4,939,917	12,857,661	28,203,557	28,203,557	-	30,215,898	-	26,824,144	-
Subtotal	14,099,915	12,148,623	15,590,887	85,713,205	127,552,630	127,805,474	(252,844)	131,244,346	736,893	124,101,429	605,314
Purchase and sale commitments (2)	28,618,133	480,028	102,160	2,044	29,202,365	29,202,365	-	26,064,243	-	22,008,579	-
Hedge – cash flow (Note 8g)	-	-	-	-	-	-	274,915	-	67,030	-	(282,877)
Overall total	42,718,048	12,628,651	15,693,047	85,715,249	156,754,995	157,007,839	22,071	157,308,589	803,923	146,110,008	322,437

Notes to the Consolidated Financial Statements

  c) Consolidated classification by category, maturity and business segment

  I) Trading securities

Securities (3)	R$ thousand
	2010									2009
	June 30							March 31		June 30
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Market/ book value (5) (6) (7)	Restated cost	Mark-to- market	Market/ book value (5) (6) (7)	Mark-to- market	Market/ book value (5) (6) (7)	Mark-to- market
- Financial	5,542,296	3,500,797	3,386,228	26,672,837	39,102,158	38,974,991	127,167	43,996,110	238,864	49,576,877	798,523
National treasury bills	87,394	5,537	642,812	2,130,307	2,866,050	2,866,789	(739)	1,598,836	31	3,107,525	13,519
Financial treasury bills	702	202,797	815,410	9,536,898	10,555,807	10,560,829	(5,022)	16,399,645	(5,622)	10,281,630	(8,142)
Bank deposit certificates	100,673	45,904	95,662	607,058	849,297	849,297	-	770,518	-	1,489,358	-
Derivative financial instruments (1)	721,137	119,934	67,224	698,686	1,606,981	1,579,948	27,033	3,051,520	62,995	3,188,115	79,556
Debentures	3,092	68,406	160,235	9,691,631	9,923,364	9,826,382	96,982	8,829,128	123,856	6,527,239	275,053
Promissory notes	99,983	2,597,070	174	-	2,697,227	2,698,033	(806)	2,995,168	(635)	3,624,278	-
Brazilian foreign debt notes	1,459	-	-	29,059	30,518	27,900	2,618	33,021	31,984	38,284	3,591
National treasury notes	59	377,444	1,603,539	3,902,116	5,883,158	5,874,828	8,330	4,896,571	27,240	16,068,566	429,879
Foreign corporate securities	3,746	-	-	45,187	48,933	47,385	1,548	620,986	4,330	89,573	774
Foreign government securities	687,702	80,387	-	51	768,140	770,706	(2,566)	201,426	(425)	1,130,562	7,472
Shares	134,617	-	-	-	134,617	134,617	-	74,218	(1,650)	45,357	-
Other	3,701,732	3,318	1,172	31,844	3,738,066	3,738,277	(211)	4,525,073	(3,240)	3,986,390	(3,179)
- Insurance companies and savings bonds	1,250,347	220,482	232,957	829,247	2,533,033	2,533,033	-	2,395,723	-	2,168,282	-
Financial treasury bills	-	142,284	168,181	730,107	1,040,572	1,040,572	-	1,018,429	-	680,351	-
National treasury bills	-	-	57,736	392	58,128	58,128	-	57,059	-	33,784	-
Bank deposit certificates	-	72,245	963	22,936	96,144	96,144	-	81,819	-	287,138	-
National treasury notes	-	-	6,077	11,565	17,642	17,642	-	6,686	-	7,907	-
Shares	24,993	-	-	-	24,993	24,993	-	32,986	-	30,003	-
Debentures	-	819	-	4,244	5,063	5,063	-	5,179	-	4,525	-
Foreign private bonds	-	5,134	-	-	5,134	5,134	-	5,208	-	49,740	-
Promissory notes	-	-	-	-	-	-	-	-	-	105,369	-
Other	1,225,354	-	-	60,003	1,285,357	1,285,357	-	1,188,357	-	969,465	-

Notes to the Consolidated Financial Statements

Securities (3)	R$ thousand
	2010									2009
	June 30							March 31		June 30
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Market/ book value (5) (6) (7)	Restated cost	Mark-to- market	Market/ book value (5) (6) (7)	Mark-to- market	Market/ book value (5) (6) (7)	Mark-to- market
- Private pension plans	3,412,573	7,220,311	5,138,678	12,870,820	28,642,382	28,642,365	17	30,655,515	170	27,284,876	-
Financial treasury bills	-	14,258	189,013	148	203,419	203,419	-	199,005	-	199,256	-
National treasury notes	-	-	-	13,011	13,011	12,994	17	12,186	170	2,996	-
Bank deposit certificates	-	-	-	-	-	-	-	-	-	63,395	-
National treasury bills	-	-	9,748	-	9,748	9,748	-	9,556	-	8,906	-
Shares	2,153	-	-	-	2,153	2,153	-	2,745	-	1,995	-
Debentures	-	-	-	-	-	-	-	-	-	34	-
PGBL / VGBL restricted bonds	3,199,926	7,206,053	4,939,917	12,857,661	28,203,557	28,203,557	-	30,215,898	-	26,824,144	-
Other	210,494	-	-	-	210,494	210,494	-	216,125	-	184,150	-
- Other activities	45,331	30,771	68,167	169,010	313,279	313,279	-	324,537	-	282,460	-
Financial treasury bills	43,040	13,391	55,539	159,653	271,623	271,623	-	274,871	-	224,449	-
Bank deposit certificates	-	2,116	10,259	1,691	14,066	14,066	-	20,951	-	31,047	-
National treasury bills	-	-	2,165	2,264	4,429	4,429	-	4,419	-	13,927	-
Debentures	-	15,264	-	1,920	17,184	17,184	-	14,737	-	11,599	-
National treasury notes	-	-	204	3,482	3,686	3,686	-	7,985	-	413	-
Promissory notes	-	-	-	-	-	-	-	175	-	284	-
Other	2,291	-	-	-	2,291	2,291	-	1,399	-	741	-
Subtotal	10,250,547	10,972,361	8,826,030	40,541,914	70,590,852	70,463,668	127,184	77,371,885	239,034	79,312,495	798,523
Purchase and sale commitments (2)	28,618,133	480,028	102,160	2,044	29,202,365	29,202,365	-	26,064,243	-	22,008,579	-
- Financial	2,671,257	44,145	46	2,044	2,717,492	2,717,492	-	2,716,146	-	3,527,379	-
- Insurance companies and savings bonds	4,559,518	207,065	-	-	4,766,583	4,766,583	-	4,828,984	-	3,185,045	-
- Private pension plans	21,387,358	228,818	102,114	-	21,718,290	21,718,290	-	18,519,113	-	15,296,155	-
- PGBL/VGBL	20,820,801	228,818	102,114	-	21,151,733	21,151,733	-	18,159,236	-	14,399,292	-
- Funds	566,557	-	-	-	566,557	566,557	-	359,877	-	896,863	-
Overall total	38,868,680	11,452,389	8,928,190	40,543,958	99,793,217	99,666,033	127,184	103,436,128	239,034	101,321,074	798,523
Derivative financial instruments (liabilities)	(682,095)	(239,392)	(65,871)	(109,534)	(1,096,892)	(1,169,543)	72,651	(2,468,739)	5,066	(2,599,199)	31,993

Notes to the Consolidated Financial Statements

  II) Available -for-sale securities

Securities (3) (8)	R$ thousand
	2010									2009
	June 30							March 31		June 30
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Market/ book value (5) (6) (7)	Restated cost	Mark-to- market	Market/ book value (5) (6) (7)	Mark-to- market	Market/ book value (5) (6) (7)	Mark-to- market
- Financial	1,020,655	572,269	6,315,339	17,366,185	25,274,448	25,220,273	54,175	22,592,707	415,620	15,449,063	260,959
National treasury bills	20	-	6,019,282	30	6,019,332	6,052,490	(33,158)	5,900,244	(6,480)	606,636	2,097
Brazilian foreign debt securities	10,481	62	31,321	592,630	634,494	494,929	139,565	1,106,553	241,828	1,982,078	365,894
Foreign corporate securities	35,438	39,263	11,916	1,981,306	2,067,923	1,991,644	76,279	2,285,954	105,958	1,656,729	25,003
National treasury notes	-	463,753	145,419	11,661,289	12,270,461	12,351,484	(81,023)	8,435,081	(26,806)	6,586,789	(17,318)
Financial treasury bills	-	8,107	26,496	328,055	362,658	362,831	(173)	472,020	(182)	343,844	(56)
Bank deposit certificates	1,818	1,102	7,152	37,717	47,789	47,789	-	206,045	-	193,719	-
Debentures	6,504	-	-	840,394	846,898	846,363	535	862,014	(965)	1,252,358	1,070
Shares	911,662	-	-	-	911,662	988,632	(76,970)	1,308,535	53,564	944,382	(71,962)
Privatization currencies	-	-	-	90,829	90,829	76,632	14,197	92,156	14,685	99,365	15,576
Foreign governments bonds	-	-	-	-	-	-	-	149,618	(1,702)	144,693	(4,472)
Other	54,732	59,982	73,753	1,833,935	2,022,402	2,007,479	14,923	1,774,487	35,720	1,638,470	(54,873)
- Insurance companies and savings bonds	1,302,859	28,735	15,564	246,180	1,593,338	1,789,091	(195,753)	1,752,133	44,162	2,113,333	(221,590)
Financial treasury bills	-	28,701	15,564	63,338	107,603	107,572	31	153,243	52	124,167	91
Shares	1,276,041	-	-	-	1,276,041	1,487,652	(211,611)	1,399,252	51,343	1,380,060	(236,251)
Debentures	-	34	-	182,842	182,876	176,592	6,284	175,861	7,719	127,653	7,136
Promissory notes	-	-	-	-	-	-	-	-	-	168,351	-
National treasury bills	-	-	-	-	-	-	-	-	-	261,726	1,083
Other	26,818	-	-	-	26,818	17,275	9,543	23,777	(14,952)	51,376	6,351
- Private pension plans	1,423,900	35,915	34,069	302,580	1,796,464	2,035,038	(238,574)	1,818,986	38,360	2,335,776	(232,683)
Shares	1,423,900	-	-	-	1,423,900	1,662,640	(238,740)	1,514,323	38,181	1,586,214	(232,927)
Financial treasury bills	-	35,915	34,069	230,007	299,991	299,825	166	234,644	179	307,490	244
Promissory notes	-	-	-	-	-	-	-	-	-	442,072	-
Other	-	-	-	72,573	72,573	72,573	-	70,019	-	-	-
- Other activities	69,783	-	-	51	69,834	69,711	123	30,017	160	432	105

Notes to the Consolidated Financial Statements

Securities (3) (8)	R$ thousand
	2010									2009
	June 30							March 31		June 30
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Market/ book value (5) (6) (7)	Restated cost	Mark-to- market	Market/ book value (5) (6) (7)	Mark-to- market	Market/ book value (5) (6) (7)	Mark-to- market
Bank deposit certificates	20,315	-	-	51	20,366	20,366	-	3,778	-	309	-
Shares	140	-	-	-	140	17	123	178	160	123	105
Other	49,328	-	-	-	49,328	49,328	-	26,061	-	-	-
Subtotal	3,817,197	636,919	6,364,972	17,914,996	28,734,084	29,114,113	(380,029)	26,193,843	498,302	19,898,604	(193,209)
Hedge – cash flow (Note 8g)	-	-	-	-	-	-	274,915	-	67,030	-	(282,877)
Overall total (8)	3,817,197	636,919	6,364,972	17,914,996	28,734,084	29,114,113	(105,114)	26,193,843	565,332	19,898,604	(476,086)

  III) Held-to-maturity securities

Securities	R$ thousand
	2010						2009
	June 30					March 31	June 30
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Restated cost (5) (6)	Restated cost value (5) (6)	Restated cost value (5) (6)
Financial	32,171	260,861	-	604,453	897,485	875,870	973,821
Brazilian foreign debt notes	32,171	246,494	-	604,453	883,118	861,828	960,665
Financial treasury bills	-	14,367	-	-	14,367	14,042	13,156
Insurance companies and savings bonds	-	-	71,951	7,023,802	7,095,753	7,002,164	7,135,787
National treasury notes	-	-	71,951	7,023,802	7,095,753	7,002,164	7,135,787
Private pension plans	-	278,482	327,934	19,628,040	20,234,456	19,800,584	16,780,722
Debentures	-	278,482	27,283	420,202	725,967	705,124	623,863
National treasury notes	-	-	300,506	19,207,838	19,508,344	19,095,318	16,156,859
Financial treasury bills	-	-	145	-	145	142	-
Overall total (4)	32,171	539,343	399,885	27,256,295	28,227,694	27,678,618	24,890,330

Notes to the Consolidated Financial Statements

  d) Breakdown of the portfolios by financial statements classification

Securities	R$ thousand
	2010						2009
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Total on June 30 (3) (5) (6) (7)	Total on March 31 (3) (5) (6) (7)	Total on June 30 (3) (5) (6) (7)
Own portfolio	41,932,319	12,339,282	7,963,165	64,602,908	126,837,674	121,204,533	114,094,211
Fixed income securities	38,158,813	12,339,282	7,963,165	64,602,908	123,064,168	116,872,296	110,106,077
• Financial treasury bills	43,741	348,895	1,119,419	5,374,899	6,886,954	5,669,076	4,178,426
• Purchase and sale commitments (2)	28,618,133	480,028	102,160	2,044	29,202,365	26,064,243	22,008,579
• National treasury notes	59	786,492	1,105,118	28,771,831	30,663,500	26,756,800	30,252,655
• Brazilian foreign debt securities	26,434	246,556	31,321	657,360	961,671	1,173,836	1,097,049
• Bank deposit certificates	122,806	121,366	114,036	669,454	1,027,662	1,083,111	2,064,966
• National treasury bills	40,672	1,734	276,662	1,112,726	1,431,794	1,242,816	911,382
• Foreign corporate securities	39,012	44,397	11,916	2,017,294	2,112,619	2,902,787	1,775,404
• Debentures	9,595	363,006	187,517	11,141,234	11,701,352	10,592,043	8,547,271
• Promissory notes	127,011	2,597,070	174	-	2,724,255	2,995,343	4,340,354
• Foreign government securities	687,702	80,387	-	51	768,140	351,044	1,275,255
• PGBL/VGBL restricted bonds	3,199,926	7,206,053	4,939,917	12,857,661	28,203,557	30,215,898	26,824,144
• Other	5,243,722	63,298	74,925	1,998,354	7,380,299	7,825,299	6,830,592
Equity securities	3,773,506	-	-	-	3,773,506	4,332,237	3,988,134
• Shares of listed companies (technical provision)	327,592	-	-	-	327,592	426,983	1,324,940
• Shares of listed companies (other)	3,445,914	-	-	-	3,445,914	3,905,254	2,663,194
Restricted securities	64,592	169,435	7,662,658	20,374,305	28,270,990	33,010,809	28,754,120
Repurchase agreements	17,850	3,804	1,580,537	15,176,423	16,778,614	19,763,663	1,214,854
• National treasury bills	-	3,804	1,580,537	1,020,267	2,604,608	3,745,607	15,366
• Brazilian foreign debt securities	17,678	-	-	568,783	586,461	827,566	180,374
• Financial treasury bills	-	-	-	2,131,857	2,131,857	7,037,921	998,476
• National treasury notes	-	-	-	11,446,317	11,446,317	8,143,208	-
• Foreign corporate securities	172	-	-	9,199	9,371	9,361	20,638
Central Bank	46,742	-	2,658,974	1,847,329	4,553,045	6,990,404	18,707,724
• National treasury bills	46,742	-	2,658,974	-	2,705,716	1,411,074	2,111,478
• National treasury notes	-	-	-	824,328	824,328	2,207,463	11,531,972
• Financial treasury bills	-	-	-	1,023,001	1,023,001	3,371,867	5,064,274

Notes to the Consolidated Financial Statements

Securities	R$ thousand
	2010						2009
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Total on June 30 (3) (5) (6) (7)	Total on March 31 (3) (5) (6) (7)	Total on June 30 (3) (5) (6) (7)
Privatization currencies	-	-	-	90,829	90,829	92,156	99,365
Guarantees provided	-	165,631	3,423,147	3,259,724	6,848,502	6,164,586	8,732,177
• National treasury bills	-	-	2,215,569	-	2,215,569	1,170,616	970,494
• Financial treasury bills	-	110,926	184,999	2,479,097	2,775,022	2,645,450	1,883,389
• National treasury notes	-	54,705	1,022,579	780,627	1,857,911	2,348,520	4,174,690
• Brazilian foreign debt securities	-	-	-	-	-	-	1,703,604
Derivative financial instruments (1)	721,137	119,934	67,224	698,686	1,606,981	3,051,520	3,188,115
Securities subject to repurchase agreements but not restricted	-	-	-	39,350	39,350	41,727	73,562
• National treasury bills	-	-	-	-	-	-	23,784
• Financial treasury bills	-	-	-	39,350	39,350	41,727	49,778
Overall total	42,718,048	12,628,651	15,693,047	85,715,249	156,754,995	157,308,589	146,110,008
%	27.3	8.1	10.0	54.6	100.0	100.0	100.0

(1)	Consistent with the criterion adopted by Bacen Circular Letter 3,068/02 and due to the characteristics of the securities, we are considering the derivative financial instruments, except those considered as cash flow hedge under the category “Trading Securities”;
(2)	These refer to investment funds resources and managed portfolios applied on purchase and sale commitments with Bradesco, whose owners are consolidated subsidiaries, included in the consolidated financial statements;
(3)	The investment fund quotas were distributed according to the instruments composing their portfolios and preserving the category classification of the funds;
(4)	In compliance with the provisions of Article 8 of Bacen Circular Letter 3,068/02, Bradesco declares that it has both the financial capacity and the intention to hold to maturity the securities classified as ‘held-to-maturity’. This financial capacity is evidenced in Note 32a, which presents the maturities of asset and liability operations as of June 30, 2010;
(5)	The number of days to maturity was based on the maturity of the securities, regardless of their accounting classification;
(6)

  This column reflects book value subsequent to mark-to-market according to item (7), except for held-to-maturity securities, whose market value is higher than the restated cost in the amount of R$3,395,319 thousand (March 31, 2010 – R$3,602,028 thousand and June 30, 2009 – R$2,550,600 thousand);

(7)

  The market value of securities is determined based on the market price available on the balance sheet date. Should there be no market prices available, amounts are estimated based on the prices quoted by dealers, on price definition models, quotation models or price quotations for instruments with similar characteristics; in case of investment funds, the restated cost reflects the market value ofthe respective quotas; and

(8)	There were no other than temporary losses in the first half of 2010.

Notes to the Consolidated Financial Statements

  e) Derivative financial instruments

  Bradesco carries out transactions involving derivative financial instruments, which are recorded in the balance sheet or memorandum accounts, to meet its own needs in managing its global exposure, as well as to meet its client’s requests, in order to manage their exposures. These operations involve a series of derivatives, including interest rate swaps, currency swaps, futures and options. Bradesco’s risk management policy is based on the utilization of derivative financial instruments with a view to mitigating the risks of operations carried out by the Bank and its subsidiaries.

  Securities classified in the trading and available-for-sale categories, as well as derivative financial instruments are stated in the consolidated balance sheet at their estimated fair value. Fair value is generally based on market prices or quotations for assets or liabilities with similar characteristics. Should market prices not be available, fair values are based on dealer quotations, pricing models, discounted cash flows or similar techniques for which the determination of fair value may require judgment or significant estimates by the Management.

  Market price quotations are used to determine the fair value of derivative financial instruments. The fair value of swaps is determined by using discounted cash flows modeling techniques that use yield curves, reflecting adequate risk factors. The information to build yield curves is mainly obtained at BM&FBovespa (Futures and Commodities Exchange) and in the domestic and international secondary market. These yield curves are used to determine the fair value of currency swaps, interest rate and other risk factors swaps. The fair value of forward and futures contracts is also determined based on market price quotations for derivatives traded at the stock exchange or using methodologies similar to those outlined for swaps. The fair value of loan derivative instruments is determined based on market price quotation or from specialized entities. The fair value of options is determined based on mathematical models, such as Black & Scholes, using yield curves, implied volatilities and the fair value of corresponding assets. Current market prices are used to price the volatilities.

  Derivative financial instruments in Brazil mainly refer to swap and futures operations and are recorded at Cetip (OTC Clearing House) and BM&FBovespa.

  Operations involving forward contracts of indexes and currencies are contracted to manage and hedge Bradesco’s overall exposures and to meet customer needs.

  Derivative financial instruments abroad refer to swap, forward, options, credit and futures operations and are mainly carried out at the stock exchanges of Chicago and New York, as well as the over-the-counter markets.

Notes to the Consolidated Financial Statements

  I) Amount of derivative financial instruments recorded in equity and memorandum accounts

	R$ thousand
	2010				2009
	June 30		March 31		June 30
	Overall amount	Net amount	Overall amount	Net amount	Overall amount	Net amount
Futures contracts
Purchase commitments:	3,304,312		26,422,667		26,535,520
- Interbank market	12,229	-	20,889,122	-	18,105,385	-
- Foreign currency	3,292,083	-	5,531,713	-	8,430,135	-
- Other	-	-	1,832	-	-	-
Sale commitments:	162,783,516		129,927,454		93,159,820
- Interbank market (1)	140,070,390	140,058,161	108,657,000	87,767,878	73,386,712	55,281,327
- Foreign currency (2)	22,713,126	19,421,043	21,238,341	15,706,628	19,773,108	11,342,973
- Other	-	-	32,113	30,281	-	-
Option contracts
Purchase commitments:	69,577,758		44,323,113		5,246,691
- Interbank market	66,678,380	-	39,392,127	-	3,745,700	-
- Foreign currency	2,199,165	-	4,209,752	-	668,453	50,269
- Other	700,213	-	721,234	-	832,538	-
Sale commitments:	92,788,350		81,127,781		8,431,045
- Interbank market	89,460,470	22,782,090	74,893,670	35,501,543	6,598,700	2,853,000
- Foreign currency	2,613,120	413,955	5,381,028	1,171,276	618,184	-
- Other	714,760	14,547	853,083	131,849	1,214,161	381,623
Forward contracts
Purchase commitments:	3,637,213		4,958,099		5,527,993
- Foreign currency	3,367,730	-	2,881,248	-	4,269,773	-
- Other	269,483	-	2,076,851	430,214	1,258,220	746,002
Sale commitments:	4,855,384		5,618,682		5,395,478
- Foreign currency	4,562,825	1,195,095	3,972,045	1,090,797	4,883,260	613,487
- Other	292,559	23,076	1,646,637	-	512,218	-
Swap contracts
Beneficiary:	23,293,030		18,543,044		15,629,948
- Interbank market	2,590,779	-	5,279,252	1,364,129	5,792,314	897,827
- Prefixed	2,176,184	1,393,577	969,199	-	672,466	376,687
- Foreign currency (3)	16,322,023	1,023,671	9,781,197	-	7,034,175	-
- Reference Interest Rate - TR	934,475	-	1,913,666	1,905,042	1,618,507	1,458,975

Notes to the Consolidated Financial Statements

	R$ thousand
	2010				2009
	June 30		March 31		June 30
	Overall amount	Net amount	Overall amount	Net amount	Overall amount	Net amount
- Special Clearance and Custody System (Selic)	67,270	21,247	46,788	-	246,726	148,623
- General Price Index –Market (IGP-M)	675,149	582,649	148,260	-	99,630	-
- Other	527,150	189,535	404,682	-	166,130	-
Guarantor:	22,579,740		17,885,017		15,075,001
- Interbank market	5,071,831	2,481,052	3,915,123	-	4,894,487	-
- Fixed rate	782,607	-	1,629,509	660,310	295,779	-
- Foreign currency (3)	15,298,352	-	11,005,526	1,224,329	8,632,717	1,598,542
- TR	950,812	16,337	8,624	-	159,532	-
- Selic	46,023	-	77,180	30,392	98,103	-
- IGP-M	92,500	-	701,445	553,185	450,264	350,634
- Other	337,615	-	547,610	142,928	544,119	377,989
(1) Includes cash flow hedges to protect CDI-related funding in the amount of R$58,743,971 thousand (March 31, 2010 – R$53,418,721 thousand and June 30, 2009 – R$60,632,223 thousand) (note 8g);
(2) Includes specific hedges to protect investments abroad that totaled R$16,051,360 thousand (March 31, 2010 – R$15,505,354 thousand and June 30, 2009, R$11,418,447 thousand); and
(3) Includes derivative credit operations (note 8f).

Derivatives include operations maturing in D+1.

Notes to the Consolidated Financial Statements

  II) Breakdown of derivative financial instruments (assets and liabilities) stated at restated cost and market value

	R$ thousand
	2010						2009
	June 30			March 31			June 30
	Restated cost	Mark-to-market adjustment	Market value	Restated cost	Mark-to-market adjustment	Market value	Restated cost	Mark-to-market adjustment	Market Value
Adjustment receivables – swaps	987,571	66,315	1,053,886	939,357	76,728	1,016,085	913,293	101,558	1,014,851
Receivable forward purchases	267,654	(302)	267,352	1,042,512	(993)	1,041,519	1,305,286	(15)	1,305,271
Receivable forward sales	259,228	45	259,273	906,302	(640)	905,662	803,901	17	803,918
Premiums on exercisable options	65,495	(39,025)	26,470	100,354	(12,100)	88,254	86,079	(22,004)	64,075
Total assets	1,579,948	27,033	1,606,981	2,988,525	62,995	3,051,520	3,108,559	79,556	3,188,115
Adjustment payables – swaps	(347,829)	7,233	(340,596)	(330,120)	(27,938)	(358,058)	(452,591)	(7,313)	(459,904)
Payable forward purchases	(364,603)	302	(364,301)	(1,120,793)	993	(1,119,800)	(1,325,859)	15	(1,325,844)
Payable forward sales	(307,688)	(45)	(307,733)	(858,580)	640	(857,940)	(540,437)	(17)	(540,454)
Premiums on written options	(149,423)	65,161	(84,262)	(164,312)	31,371	(132,941)	(312,305)	39,308	(272,997)
Total liabilities	(1,169,543)	72,651	(1,096,892)	(2,473,805)	5,066	(2,468,739)	(2,631,192)	31,993	(2,599,199)

  III) Futures, option, forward and swap contracts

	R$ thousand
	2010						2009
	1 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	Total on June 30	Total on March 31	Total on June 30
Futures contracts	89,021,681	14,615,323	33,712,819	28,738,005	166,087,828	156,350,121	119,695,340
Option contracts	134,751,221	15,347,843	10,827,656	1,439,388	162,366,108	125,450,894	13,677,736
Forward contracts	5,431,612	1,232,926	1,413,247	414,812	8,492,597	10,576,781	10,923,471
Swap contracts	7,532,255	5,254,193	1,546,837	7,905,859	22,239,144	17,526,959	14,615,097
Total on June 30, 2010	236,736,769	36,450,285	47,500,559	38,498,064	359,185,677
Total on March 31, 2010	97,000,546	126,328,610	55,773,886	30,801,713		309,904,755
Total on June 30, 2009	66,328,073	18,804,460	39,671,795	34,107,316			158,911,644

Notes to the Consolidated Financial Statements

  IV)Types of guarantee margin for derivative financial instruments, mainly futures contracts

	R$ thousand
	2010		2009
	June 30	March 31	June 30
Government securities
National treasury notes	1,564,841	2,188,603	2,947,663
Financial treasury bills	806,163	763,341	434,577
National treasury bills	1,780,847	900,399	85,047
Total	4,151,851	3,852,343	3,467,287

  V) Revenues and expenses, net

	R$ thousand
	2010			2009
	2nd quarter	1st quarter	1st half	1st half
Swap contracts	127,100	(75,999)	51,101	524,165
Forward contracts	(20,997)	(24,945)	(45,942)	133,125
Option contracts	100,015	119,836	219,851	582,842
Futures contracts	180,772	(134,004)	46,768	1,578,302
Foreign exchange variation of investments abroad	60,663	76,350	137,013	(1,451,173)
Total	447,553	(38,762)	408,791	1,367,261

  VI)Overall amounts of derivative financial instruments, broken down by trading place and counter-parties

	R$ thousand
	2010		2009
	June 30	March 31	June 30
Cetip - OTC Clearing House (over-the-counter)	16,155,054	10,629,165	4,323,168
BM&FBovespa (stock exchange)	333,602,059	287,253,663	142,896,716
Foreign (over-the-counter) (1)	6,084,090	6,452,544	9,614,651
Foreign (stock exchange) (1)	3,344,474	5,569,383	2,077,109
Total	359,185,677	309,904,755	158,911,644
(1) Comprise operations carried out on the Stock Exchanges of Chicago and New York and the over-the-counter markets.

  On June 30, 2010, counter parties are distributed among corporate entities with 96%, financial institutions with 3% and individuals/others with 1%.

Notes to the Consolidated Financial Statements

  f) Credit Default Swaps (CDS)

  In general these represent a bilateral agreement in which one of the parties purchases protection against credit risk of a certain financial instrument (the risk is transferred) . The selling counterparty receives a remuneration that is usually paid in a linear manner during the operation effectiveness.

  In the case of a default, the purchasing counterparty will receive a payment to offset the loss incurred on the financial instrument. In such case, the selling counterparty usually receives the asset object of the agreement in exchange for the payment.

	R$ thousand
	Credit risk amount			Effect on the calculation of the required shareholders’ equity
	2010		2009	2010		2009
	June 30	March 31	June 30	June 30	March 31	June 30
Transferred
Credit swaps whose underlying assets are:
Ï Securities – Brazilian public debt	(522,435)	(739,115)	(614,754)	-	-	-
Ï Securities – Foreign public debt	(540,450)	(641,160)	-	(29,725)	(35,264)	-
Ï Derivatives with companies	(3,603)	(3,562)	(3,903)	(198)	(196)	(215)
Received
Credit swaps whose underlying assets are:
Ï Securities – Brazilian public debt	6,225,984	6,653,816	9,641,880	-	-	-
Ï Derivatives with companies	14,412	14,248	74,161	1,585	1,567	8,158
Total	5,173,908	5,284,227	9,097,384	(28,338)	(33,893)	7,943
Deposited margin	316,216	352,832	608,081

  Bradesco carries out operations involving credit derivatives with the purpose of better managing its risk exposure and assets. Contracts related to the credit derivatives operations described above have several maturities up to 2017, 99.27% of which mature throughout 2010. The mark-to-market of protection rates that remunerate the counterparty selling protection amount to R$(1,543) thousand (March 31, 2010 – R$(2,894) thousand and June 30, 2009 – R$(59,657) thousand) . There was no credit event related to triggering events as defined in the contracts in the period.

Notes to the Consolidated Financial Statements

  g) Cash flow hedge

  Bradesco uses cash flow hedges to protect its cash flows from payment of debt interest rates indexed to Bank Deposit Certificates (CDB), related to variable interest rate risk Interbank Deposit Rate (DI CETIP), converting variable payments into fixed payments.

  Bradesco trades DI Future contracts at BM&FBovespa as from 2009, used as a cash flow hedge for funding linked to DI CETIP. The following table presents the DI Future position, where:

	R$ thousand
	2010		2009
	June 30	March 31	June 30
DI Future with maturity between 2010 and 2017	58,743,971	53,418,721	60,632,223
Funding indexed to CDI	58,440,008	53,064,015	60,302,913
Mark-to-market adjustment recorded in shareholders’ equity (1)	274,915	67,030	(282,877)
Non-effective market value recorded in result	3,730	11,961	6,583
(1) The adjustment in the shareholders’ equity is R$164,949 thousand net of tax effects (March 31, 2010 - R$40,218 thousand and June 30, 2009 - R$(169,726)).

  The effectiveness of the hedge portfolio was assessed in conformity with Bacen Circular Letter 3,082/02.

  h) Income from securities, insurance, private pension plans and savings bonds financial activities and derivative financial instruments

	R$ thousand
	2010			2009
	2nd quarter	1st quarter	1st half	1st half
Fixed income securities	1,746,413	1,550,784	3,297,197	3,459,314
Interbank investments (Note 7b)	1,928,624	2,261,158	4,189,782	4,764,673
Equity securities	7,232	11,533	18,765	(34,804)
Subtotal	3,682,269	3,823,475	7,505,744	8,189,183
Financial result of insurance, private pension plans and savings bonds	1,612,581	2,272,263	3,884,844	4,104,355
Income from derivative financial instruments (Note 8e V)	447,553	(38,762)	408,791	1,367,261
Total	5,742,403	6,056,976	11,799,379	13,660,799

Notes to the Consolidated Financial Statements

  9) INTERBANK ACCOUNTS – RESTRICTED DEPOSITS

  a) Restricted credit

	R$ thousand
	Remuneration	2010		2009
		June 30	March 31	June 30
Reserve requirements – demand deposits	not remunerated	9,333,765	9,139,508	7,414,842
Reserve requirements – savings deposits	savings index	9,557,242	9,192,045	7,824,829
Time reserve requirements (1)	Selic rate	11,163,568	-	-
Additional reserve requirements (2)	Selic rate	18,349,679	17,093,165	-
· Savings deposits		4,778,620	4,596,022	-
· Demand deposits		2,726,020	2,620,896	-
· Time deposits		10,845,039	9,876,247	-
Restricted deposits – National Housing System (SFH)	TR + interest rate	493,322	492,051	473,139
Funds from rural loan	not remunerated	578	578	578
Total		48,898,154	35,917,347	15,713,388
(1)	According to Bacen Circular Letter 3,485/10, banks should collect 15% of time deposits in cash as of April 2010; and
(2)	According to Bacen Circular Letter 3,486/10, as of March 2010, additional liabilities are collected in cash at the following rates: demand and time deposits – 8%; and savings deposits – 10%, the requirement of which, up to December 2009, were pegged to securities as shown below (Note 35b).

  Additional reserve requirement

On June 30, 2009 R$ thousand
Restricted to securities (3)
Savings deposits	3,552,151
Demand deposits	1,082,113
Time deposits	4,714,683
Total	9,348,947

(3) Classified in item “securities”, amounting to R$7,460,114 thousand, and “interbank investments”, amounting to R$1,888,833 thousand.

  b) Result from compulsory deposits

	R$ thousand
	2010			2009
	2nd quarter	1st quarter	1st half	1st half
Compulsory deposits - Bacen (reserves requirement)	755,131	178,743	933,874	269,829
Restricted deposits - SFH	6,041	5,957	11,998	14,321
Total	761,172	184,700	945,872	284,150

Notes to the Consolidated Financial Statements

  10) LOAN OPERATIONS

  The information relating to loan operations, including advances on foreign exchange contracts, leasing operations and other receivables with characteristics of credit, is as follows:

  a) By type and maturity

	R$ thousand
	Performing loans
	2010										2009
	1 to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	Total on June 30 (A)	% (6)	Total on March 31 (A)	% (6)	Total on June 30 (A)	% (6)
Discounted trade receivables and loans (1)	15,263,488	9,203,350	7,734,362	11,203,434	11,478,142	33,666,372	88,549,148	38.7	83,315,958	38.3	68,985,881	35.1
Financing	2,990,770	2,365,607	2,271,191	5,725,703	9,501,251	35,320,102	58,174,624	25.5	52,210,843	23.9	44,568,432	22.8
Agricultural and agribusiness financing	978,640	813,259	808,612	2,225,751	2,331,131	4,893,835	12,051,228	5.3	11,846,086	5.4	10,130,085	5.2
Subtotal	19,232,898	12,382,216	10,814,165	19,154,888	23,310,524	73,880,309	158,775,000	69.5	147,372,887	67.6	123,684,398	63.1
Leasing operations	794,566	618,944	606,841	1,791,717	3,226,622	9,078,866	16,117,556	7.1	17,214,169	7.9	19,738,056	10.1
Advances on foreign exchange contracts (2)	1,345,360	697,623	710,556	1,334,802	1,527,645	-	5,615,986	2.5	5,072,933	2.3	9,541,830	4.9
Subtotal	21,372,824	13,698,783	12,131,562	22,281,407	28,064,791	82,959,175	180,508,542	79.1	169,659,989	77.8	152,964,284	78.1
Other receivables (3)	4,731,582	1,427,629	1,148,049	1,918,907	1,598,724	801,316	11,626,207	5.1	11,404,669	5.2	9,489,073	4.8
Total loan operations	26,104,406	15,126,412	13,279,611	24,200,314	29,663,515	83,760,491	192,134,749	84.2	181,064,658	83.0	162,453,357	82.9
Sureties and guarantees (4)	1,114,320	531,522	892,857	1,860,401	3,354,616	25,750,870	33,504,586	14.6	34,713,667	15.9	31,258,914	16.0
Credit assignment (5)	29,341	28,048	26,557	69,617	91,766	138,584	383,913	0.2	377,615	0.2	332,961	0.2
Credit assignment – Real estate receivables certificate	28,859	28,858	28,857	83,050	123,944	416,708	710,276	0.3	741,769	0.3	835,935	0.4
Advances of credit card receivables	426,824	190,355	135,595	352,815	399,499	96,594	1,601,682	0.7	1,298,031	0.6	963,014	0.5
Overall total on June 30, 2010	27,703,750	15,905,195	14,363,477	26,566,197	33,633,340	110,163,247	228,335,206	100.0
Overall total on March 31, 2010	26,490,932	17,386,183	13,413,874	26,030,156	32,098,741	102,775,854			218,195,740	100.0
Overall total on June 30, 2009	24,557,755	14,957,842	11,898,069	23,395,672	32,684,909	88,349,934					195,844,181	100.0

Notes to the Consolidated Financial Statements

	R$ thousand
	Non-performing loans
	Installments past due
	2010									2009
	1 to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 to 540 days	Total on June 30 (B)	% (6)	Total on March 31 (B)	% (6)	Total on June 30 (B)	% (6)
Discounted trade receivables and loans (1)	757,065	653,829	695,871	1,331,203	1,625,450	5,063,418	77.8	5,107,267	76.3	4,772,610	75.1
Financing	197,304	149,384	84,006	164,809	162,314	757,817	11.6	822,287	12.3	898,900	14.2
Agricultural and agribusiness financing	32,589	16,917	21,481	21,309	30,663	122,959	1.9	133,450	2.0	181,373	2.9
Subtotal	986,958	820,130	801,358	1,517,321	1,818,427	5,944,194	91.3	6,063,004	90.6	5,852,883	92.2
Leasing operations	105,774	83,752	50,021	105,985	130,700	476,232	7.3	491,298	7.3	356,054	5.6
Advances on foreign exchange contracts (2)	5,341	383	3,967	2,808	1,121	13,620	0.2	53,016	0.8	70,995	1.1
Subtotal	1,098,073	904,265	855,346	1,626,114	1,950,248	6,434,046	98.8	6,607,318	98.7	6,279,932	98.9
Other receivables (3)	3,092	619	2,602	25,459	46,891	78,663	1.2	84,019	1.3	69,008	1.1
Overall total on June 30, 2010	1,101,165	904,884	857,948	1,651,573	1,997,139	6,512,709	100.0
Overall total on March 31, 2010	1,120,947	996,479	838,662	1,590,658	2,144,591			6,691,337	100.0
Overall total on June 30, 2009	1,096,610	898,304	900,632	1,632,768	1,820,626					6,348,940	100.0

Notes to the Consolidated Financial Statements

	R$ thousand
	Non-performing loans
	Outstanding Installments
	2010										2009
	1 to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	Total on June 30 (C)	% (6)	Total on March 31 (C)	% (6)	Total on June 30 (C)	% (6)
Discounted trade receivables and loans (1)	362,714	289,199	295,480	610,136	836,288	1,558,278	3,952,095	39.7	3,942,348	38.0	3,758,023	35.6
Financing	183,952	165,099	164,319	449,715	715,042	1,580,940	3,259,067	32.8	3,504,229	33.9	4,012,618	37.9
Agricultural and agribusiness financing	16,289	16,442	16,998	10,812	31,665	275,214	367,420	3.7	358,153	3.5	419,211	4.0
Subtotal	562,955	470,740	476,797	1,070,663	1,582,995	3,414,432	7,578,582	76.2	7,804,730	75.4	8,189,852	77.5
Leasing operations	87,659	72,267	71,705	219,156	424,554	1,481,504	2,356,845	23.7	2,543,881	24.6	2,352,479	22.2
Subtotal	650,614	543,007	548,502	1,289,819	2,007,549	4,895,936	9,935,427	99.9	10,348,611	100.0	10,542,331	99.7
Other receivables (3)	290	222	222	632	1,085	2,535	4,986	0.1	2,209	0.0	32,351	0.3
Overall total on June 30, 2010	650,904	543,229	548,724	1,290,451	2,008,634	4,898,471	9,940,413	100.0
Overall total on March 31, 2010	711,280	553,085	538,586	1,338,233	2,115,167	5,094,469			10,350,820	100.0
Overall total on June 30, 209	683,166	576,367	557,322	1,353,781	2,141,981	5,262,065					10,574,682	100.0

Notes to the Consolidated Financial Statements

	R$ thousand
	Overall total
	2010				2009
	Total on June 30 (A+B+C)	% (6)	Total on March 31 (A+B+C)	% (6)	Total on June 30 (A+B+C)	% (6)
Discounted trade receivables and loans (1)	97,564,661	39.8	92,365,573	39.2	77,516,514	36.4
Financing	62,191,508	25.4	56,537,359	24.0	49,479,950	23.3
Agricultural and agribusiness financing	12,541,607	5.1	12,337,689	5.2	10,730,669	5.0
Subtotal	172,297,776	70.3	161,240,621	68.4	137,727,133	64.7
Leasing operations	18,950,633	7.7	20,249,348	8.6	22,446,589	10.5
Advances on foreign exchange contracts (2)	5,629,606	2.3	5,125,949	2.2	9,612,825	4.5
Subtotal	196,878,015	80.3	186,615,918	79.2	169,786,547	79.7
Other receivables (3)	11,709,856	4.8	11,490,897	4.9	9,590,432	4.5
Total loan operations	208,587,871	85.1	198,106,815	84.1	179,376,979	84.2
Sureties and guarantees (4)	33,504,586	13.7	34,713,667	14.8	31,258,914	14.7
Credit assignment (5)	383,913	0.2	377,615	0.2	332,961	0.2
Credit assignment – real estate receivable certificate	710,276	0.3	741,769	0.3	835,935	0.4
Advance of credit card receivables	1,601,682	0.7	1,298,031	0.6	963,014	0.5
Overall total on June 30, 2010	244,788,328	100.0
Overall total on March 31, 2010			235,237,897	100.0
Overall total on June 30, 209					212,767,803	100.0
(1)	It includes loans of credit card operations and operations for advances of credit card receivables in the amount of R$12,290,894 thousand (March 31, 2010 – R$11,363,508 thousand and June 30, 2009 – R$8,336,592 thousand);
(2)	Advances on foreign exchange contracts are classified as a deduction from “Other Liabilities”;
(3)	Item “Other Receivables” comprises receivables on sureties and guarantees honored, receivables on sale of assets, securities and credit instruments receivable, income from foreign exchange contracts and export contracts receivables and credit card receivables (cash and credit purchases from storeowners) in the amount of R$9,748,231 thousand (March 31, 2010 – R$9,271,887 thousand and June 30, 2009 - R$6,399,688 thousand);
(4)	Recorded in memorandum accounts;
(5)	Restated amount of the credit assignment up to June 30, 2010, net of installments received; and
(6)	Ratio between each type and the total loan portfolio including sureties and guarantee.

Notes to the Consolidated Financial Statements

  b) By type and risk level

Loan operations	R$ thousand
	Risk levels
										2010				2009
	AA	A	B	C	D	E	F	G	H	Total on June 30%		Total on March 31%		Total on June 30%
Discounted trade receivables and loans	19,998,622	42,455,288	7,728,256	16,350,350	2,473,703	1,113,461	1,068,260	978,982	5,397,739	97,564,661	46.8	92,365,573	46.7	77,516,514	43.2
Financings	9,963,715	28,611,881	7,758,401	13,210,702	729,151	271,983	332,013	185,350	1,128,312	62,191,508	29.8	56,537,359	28.5	49,479,950	27.6
Agricultural and agribusiness financings	1,744,665	2,972,229	1,619,274	5,250,741	480,406	85,941	234,403	37,266	116,682	12,541,607	6.0	12,337,689	6.2	10,730,669	6.0
Subtotal	31,707,002	74,039,398	17,105,931	34,811,793	3,683,260	1,471,385	1,634,676	1,201,598	6,642,733	172,297,776	82.6	161,240,621	81.4	137,727,133	76.8
Leasing operations	132,804	8,188,218	2,726,737	5,879,648	477,069	229,434	220,194	174,472	922,057	18,950,633	9.1	20,249,348	10.2	22,446,589	12.5
Advances on foreign exchange contracts	2,103,939	2,003,960	866,391	560,142	21,780	3,988	3,735	2,808	62,863	5,629,606	2.7	5,125,949	2.6	9,612,825	5.4
Subtotal	33,943,745	84,231,576	20,699,059	41,251,583	4,182,109	1,704,807	1,858,605	1,378,878	7,627,653	196,878,015	94.4	186,615,918	94.2	169,786,547	94.7
Other receivables	262,748	8,959,928	482,040	1,523,679	84,662	36,300	26,067	18,954	315,478	11,709,856	5.6	11,490,897	5.8	9,590,432	5.3
Overall total on June 30, 2010	34,206,493	93,191,504	21,181,099	42,775,262	4,266,771	1,741,107	1,884,672	1,397,832	7,943,131	208,587,871	100.0
%	16.4	44.7	10.2	20.5	2.0	0.8	0.9	0.7	3.8	100.0
Overall total on March 31, 2010	31,457,209	89,384,330	21,247,711	38,895,060	3,961,348	1,787,581	1,745,041	1,429,575	8,198,960			198,106,815	100.0
%	15.9	45.1	10.7	19.7	2.0	0.9	0.9	0.7	4.1			100.0
Overall total on June 30, 2009	32,222,874	76,945,040	21,178,017	33,448,248	4,078,333	1,785,872	1,946,725	1,366,581	6,405,289					179,376,979	100.0
%	18.0	42.9	11.8	18.6	2.3	1.0	1.1	0.7	3.6					100.0

Notes to the Consolidated Financial Statements

  c) Maturity ranges and risk level

	R$ thousand
	Risk levels
	Non-performing loan operations
	2010													2009
	AA	A	B	C	D	E	F	G	H	Total on June 30%		Total on March 31%		Total on June 30%
Outstanding installments	-	-	1,835,546	2,200,100	1,315,342	743,235	727,870	542,398	2,575,922	9,940,413	100.0	10,350,820	100.0	10,574,682	100.0
1 to 30	-	-	136,983	172,494	73,638	41,692	38,574	32,079	155,444	650,904	6.5	711,280	6.9	683,166	6.5
31 to 60	-	-	116,448	143,310	61,604	34,277	32,362	26,067	129,161	543,229	5.5	553,085	5.3	576,367	5.4
61 to 90	-	-	111,183	140,786	62,120	35,941	33,651	27,983	137,060	548,724	5.5	538,586	5.2	557,322	5.3
91 to 180	-	-	228,808	299,888	159,588	91,168	85,653	70,668	354,678	1,290,451	13.0	1,338,233	12.9	1,353,781	12.8
181 to 360	-	-	352,345	464,016	251,461	144,448	132,205	111,051	553,108	2,008,634	20.2	2,115,167	20.4	2,141,981	20.3
More than 360	-	-	889,779	979,606	706,931	395,709	405,425	274,550	1,246,471	4,898,471	49.3	5,094,469	49.3	5,262,065	49.7
Past due installments	-	-	392,865	674,942	637,094	492,318	535,969	521,211	3,258,310	6,512,709	100.0	6,691,337	100.0	6,348,940	100.0
1 to 14	-	-	16,423	81,519	36,309	18,910	16,308	13,668	67,649	250,786	3.9	249,028	3.7	376,044	5.9
15 to 30	-	-	353,116	206,979	87,580	36,662	28,968	21,445	115,629	850,379	13.1	871,919	13.0	720,566	11.4
31 to 60	-	-	23,326	367,639	161,696	77,347	53,212	38,839	182,825	904,884	13.9	996,479	14.9	898,304	14.1
61 to 90	-	-		13,900	317,357	116,325	85,035	58,307	267,024	857,948	13.2	838,662	12.5	900,632	14.2
91 to 180	-	-		4,905	20,824	236,213	338,627	368,098	682,906	1,651,573	25.4	1,590,658	23.8	1,632,768	25.7
181 to 360	-	-		-	13,328	6,861	13,819	20,854	1,835,243	1,890,105	28.9	2,071,121	31.0	1,715,798	27.0
More than 360	-	-		-	-	-	-	-	107,034	107,034	1.6	73,470	1.1	104,828	1.7
Subtotal	-	-	2,228,411	2,875,042	1,952,436	1,235,553	1,263,839	1,063,609	5,834,232	16,453,122		17,042,157		16,923,622
Specific provision	-	-	22,284	86,251	195,243	370,666	631,920	744,527	5,834,232	7,885,123		8,230,070		7,479,684

Notes to the Consolidated Financial Statements

	R$ thousand
	Risk levels
	Performing loan operations
	2010													2009
	AA	A	B	C	D	E	F	G	H	Total on June 30%		Total on March 31%		Total on June 30%
Outstanding installments	34,206,493	93,191,504	18,952,688	39,900,220	2,314,335	505,554	620,833	334,223	2,108,899	192,134,749	100.0	181,064,658	100.0	162,453,357	100.0
1 to 30	4,142,119	14,531,832	1,804,915	4,840,651	260,339	69,772	56,019	36,875	361,884	26,104,406	13.6	24,454,910	13.5	22,469,792	13.8
31 to 60	1,970,459	8,329,045	1,350,213	3,100,131	107,214	32,967	28,532	19,649	188,202	15,126,412	7.9	14,672,469	8.1	13,930,146	8.6
61 to 90	1,820,735	6,832,677	1,300,213	3,010,173	103,161	29,385	25,220	15,554	142,493	13,279,611	6.9	12,709,605	7.0	11,108,672	6.8
91 to 180	3,443,119	12,343,124	2,576,410	5,166,787	260,008	62,398	59,253	33,936	255,279	24,200,314	12.6	23,817,915	13.2	21,296,562	13.1
181 to 360	4,021,347	15,295,696	3,065,295	6,363,479	291,963	84,221	76,147	41,041	424,326	29,663,515	15.4	28,321,209	15.6	28,417,190	17.5
More than 360	18,808,714	35,859,130	8,855,642	17,418,999	1,291,650	226,811	375,662	187,168	736,715	83,760,491	43.6	77,088,550	42.6	65,230,995	40.2
Generic provision	-	465,956	189,526	1,197,006	231,433	151,666	310,417	233,956	2,108,899	4,888,859		4,600,769		3,399,099
Overall total on June 30, 2010	34,206,493	93,191,504	21,181,099	42,775,262	4,266,771	1,741,107	1,884,672	1,397,832	7,943,131	208,587,871
Existing provision	-	584,574	226,719	2,457,699	1,100,728	836,630	1,265,276	1,366,816	7,943,131	15,781,573
Minimum required provision	-	465,956	211,810	1,283,257	426,676	522,332	942,337	978,483	7,943,131	12,773,982
Additional provision	-	118,618	14,909	1,174,442	674,052	314,298	322,939	388,333	-	3,007,591
Overall total on March 31, 2010	31,457,209	89,384,330	21,247,711	38,895,060	3,961,348	1,787,581	1,745,041	1,429,575	8,198,960			198,106,815
Existing provision	-	568,508	226,361	2,373,311	1,045,904	857,719	1,171,629	1,393,415	8,198,960			15,835,807
Minimum required provision	-	446,920	212,477	1,166,851	396,135	536,274	872,521	1,000,701	8,198,960			12,830,839
Additional provision	-	121,588	13,884	1,206,460	649,769	321,445	299,108	392,714	-			3,004,968
Overall total on June 30, 2009	32,222,874	76,945,040	21,178,017	33,448,248	4,078,333	1,785,872	1,946,725	1,366,581	6,405,289					179,376,979
Existing provision	-	385,513	214,716	2,312,199	1,090,558	859,890	1,273,653	1,328,790	6,405,289					13,870,608
Minimum required provision	-	384,705	211,779	1,003,447	407,833	535,761	973,362	956,607	6,405,289					10,878,783
Additional provision	-	808	2,937	1,308,752	682,725	324,129	300,291	372,183	-					2,991,825

Notes to the Consolidated Financial Statements

  d) Concentration of loan operations

	R$ thousand
	2010				2009
	June 30%		March 31%		June 30%
Largest borrower	2,380,932	1.1	2,328,998	1.2	2,233,456	1.2
10 largest borrowers	12,527,453	6.0	12,441,160	6.3	12,308,921	6.9
20 largest borrowers	19,455,500	9.3	18,876,402	9.5	18,555,375	10.3
50 largest borrowers	30,812,121	14.8	29,905,508	15.1	29,430,686	16.4
100 largest borrowers	39,603,686	19.0	37,913,430	19.1	37,798,760	21.1

  e) By economic activity sector

	R$ thousand
	2010				2009
	June 30%		March 31%		June 30%
Public sector	1,248,908	0.6	1,545,836	0.8	1,348,745	0.8
Federal Government	814,830	0.4	1,046,540	0.6	882,782	0.5
Petrochemical	795,304	0.4	1,012,311	0.6	802,170	0.5
Financial intermediaries	19,526	-	34,229	-	80,612	-
State Government	434,078	0.2	499,296	0.2	465,963	0.3
Production and distribution of electricity	434,078	0.2	499,296	0.2	465,963	0.3
Private sector	207,338,963	99.4	196,560,979	99.2	178,028,234	99.2
Manufacturing	42,505,138	20.4	39,351,328	19.9	40,152,504	22.4
Food products and beverages	11,275,829	5.4	10,615,070	5.4	11,133,372	6.2
Steel, metallurgy and mechanics	6,897,820	3.3	6,410,845	3.2	6,008,567	3.4
Chemical	4,490,138	2.2	4,277,893	2.2	4,975,911	2.8
Pulp and paper	2,478,656	1.2	2,341,076	1.2	2,708,420	1.5
Textiles and apparel	2,263,605	1.1	2,122,336	1.1	2,060,509	1.2
Rubber and plastic articles	2,114,040	1.0	1,999,239	1.0	1,870,858	1.0
Oil refining and production of alcohol	2,035,620	1.0	2,040,310	1.0	2,376,653	1.3
Extraction of metallic and non-metallic ores	1,989,436	1.0	1,778,908	0.9	1,768,563	1.0
Light and heavy vehicles	1,837,511	0.9	1,525,742	0.8	1,406,903	0.8
Electric and electronic products	1,728,517	0.8	1,259,123	0.6	1,034,950	0.6
Furniture and wood products	1,419,450	0.7	1,326,766	0.7	1,253,155	0.7
Non-metallic materials	1,065,989	0.5	1,012,428	0.5	1,141,766	0.6
Automotive parts and accessories	928,890	0.4	844,099	0.4	801,870	0.5
Leather articles	498,263	0.2	458,614	0.2	576,009	0.3
Publishing, printing and reproduction	464,934	0.2	423,772	0.2	441,316	0.2
Other industries	1,016,440	0.5	915,107	0.5	593,682	0.3
Commerce	29,106,875	14.0	27,003,722	13.6	24,034,373	13.4
Merchandise in specialty stores	7,305,625	3.5	7,052,297	3.6	6,250,726	3.5
Food products, beverages and tobacco	3,727,963	1.8	3,371,904	1.7	3,195,172	1.8
Automobile	2,813,484	1.3	2,378,704	1.2	1,915,993	1.1
Non-specialized retailer	2,626,709	1.2	2,460,351	1.2	1,875,026	1.0
Motor vehicle repairs, parts and accessories	2,090,113	1.0	1,949,643	1.0	1,819,650	1.0
Clothing and footwear	2,042,078	1.0	1,854,531	0.9	1,578,965	0.9
Grooming and household articles	1,806,641	0.9	1,673,090	0.8	1,490,225	0.8

Notes to the Consolidated Financial Statements

	R$ thousand
	2010				2009
	June 30%		March 31%		June 30%
Waste and scrap	1,421,829	0.7	1,322,063	0.7	1,184,486	0.7
Fuel	1,237,986	0.6	1,221,297	0.6	1,085,986	0.6
Trade intermediary	1,198,473	0.6	1,061,298	0.5	1,082,543	0.6
Wholesale of goods in general	1,005,845	0.5	958,315	0.5	991,057	0.6
Agricultural products	778,822	0.4	791,080	0.4	778,755	0.4
Other commerce	1,051,307	0.5	909,149	0.5	785,789	0.4
Financial intermediaries	588,611	0.3	787,821	0.4	782,263	0.4
Services	44,101,510	21.1	42,103,883	21.2	37,180,061	20.7
Transportation and storage	10,996,535	5.3	10,046,446	5.0	9,305,091	5.2
Civil construction	9,145,154	4.4	8,298,177	4.2	6,765,754	3.8
Real estate activities, rentals and corporate services	8,903,263	4.3	8,480,308	4.3	7,657,847	4.3
Production and distribution of electric power, gas and water	5,036,773	2.4	4,839,323	2.5	3,791,624	2.1
Holding companies, legal, accounting and business advisory services	1,764,046	0.8	2,132,497	1.1	2,829,114	1.6
Social services, education, health, defense and social security	1,590,286	0.8	1,600,175	0.8	1,493,174	0.8
Hotels and catering	1,549,467	0.7	1,484,747	0.7	1,412,611	0.8
Clubs, leisure, cultural and sport activities	1,190,684	0.6	1,116,442	0.6	935,380	0.5
Telecommunications	502,552	0.2	586,797	0.3	634,745	0.3
Other services	3,422,750	1.6	3,518,971	1.7	2,354,721	1.3
Agriculture, cattle raising, fishing, forestry and timber industry	2,714,705	1.3	2,584,978	1.3	2,685,745	1.5
Individuals	88,322,124	42.3	84,729,247	42.8	73,193,288	40.8
Total	208,587,871	100.0	198,106,815	100.0	179,376,979	100.0

Notes to the Consolidated Financial Statements

  f) Breakdown of loan operations and allowance for loan losses

Risk level	R$ thousand
	Portfolio balance
	Non-performing loans			Performing loans	Total	%	2010		2009
	Past due	Outstanding	Total – non- performing loans				% June 30 YTD	% March 31 YTD	% June 30 YTD
AA	-	-	-	34,206,493	34,206,493	16.4	16.4	15.9	18.0
A	-	-	-	93,191,504	93,191,504	44.7	61.1	61.0	60.9
B	392,865	1,835,546	2,228,411	18,952,688	21,181,099	10.2	71.3	71.7	72.7
C	674,942	2,200,100	2,875,042	39,900,220	42,775,262	20.5	91.8	91.4	91.3
Subtotal	1,067,807	4,035,646	5,103,453	186,250,905	191,354,358	91.8
D	637,094	1,315,342	1,952,436	2,314,335	4,266,771	2.0	93.8	93.4	93.6
E	492,318	743,235	1,235,553	505,554	1,741,107	0.8	94.6	94.3	94.6
F	535,969	727,870	1,263,839	620,833	1,884,672	0.9	95.5	95.2	95.7
G	521,211	542,398	1,063,609	334,223	1,397,832	0.7	96.2	95.9	96.4
H	3,258,310	2,575,922	5,834,232	2,108,899	7,943,131	3.8	100.0	100.0	100.0
Subtotal	5,444,902	5,904,767	11,349,669	5,883,844	17,233,513	8.2
Overall total on June 30, 2010	6,512,709	9,940,413	16,453,122	192,134,749	208,587,871	100.0
%	3.1	4.8	7.9	92.1	100.0
Overall total on March 31, 2010	6,691,337	10,350,820	17,042,157	181,064,658	198,106,815
%	3.4	5.2	8.6	91.4	100.0
Overall total on June 30, 2009	6,348,940	10,574,682	16,923,622	162,453,357	179,376,979
%	3.5	5.9	9.4	90.6	100.0

Notes to the Consolidated Financial Statements

Risk level	R$ thousand
	Allowance
	% Minimum required provision	Minimum required					Additional	Existing	2010		2009
		Specific							% June 30 YTD (1)	% March 31 YTD (1)	% June 30 YTD (1)
		Past due	Outstanding	Total specific	Generic	Total
AA	-	-	-	-	-	-	-	-	-	-	-
A	0.5	-	-	-	465,956	465,956	118,618	584,574	0.6	0.6	0.5
B	1.0	3,929	18,355	22,284	189,526	211,810	14,909	226,719	1.1	1.1	1.0
C	3.0	20,248	66,003	86,251	1,197,006	1,283,257	1,174,442	2,457,699	5.7	6.1	6.9
Subtotal		24,177	84,358	108,535	1,852,488	1,961,023	1,307,969	3,268,992	1.7	1.8	1.8
D	10.0	63,709	131,534	195,243	231,433	426,676	674,052	1,100,728	25.8	26.4	26.7
E	30.0	147,695	222,971	370,666	151,666	522,332	314,298	836,630	48.1	48.0	48.1
F	50.0	267,985	363,935	631,920	310,417	942,337	322,939	1,265,276	67.1	67.1	65.4
G	70.0	364,848	379,679	744,527	233,956	978,483	388,333	1,366,816	97.8	97.5	97.2
H	100.0	3,258,310	2,575,922	5,834,232	2,108,899	7,943,131	-	7,943,131	100.0	100.0	100.0
Subtotal		4,102,547	3,674,041	7,776,588	3,036,371	10,812,959	1,699,622	12,512,581	72.6	74.0	70.3
Overall total on June 30, 2010		4,126,724	3,758,399	7,885,123	4,888,859	12,773,982	3,007,591	15,781,573	7.6
%		26.1	23.8	49.9	31.0	80.9	19.1	100.0
Overall total on March 31, 2010		4,305,352	3,924,718	8,230,070	4,600,769	12,830,839	3,004,968	15,835,807		8.0
%		27.2	24.8	52.0	29.0	81.0	19.0	100.0
Overall total on June 30, 2009		3,921,758	3,557,926	7,479,684	3,399,099	10,878,783	2,991,825	13,870,608			7.7
%		28.3	25.6	53.9	24.5	78.4	21.6	100.0
(1) Ratio between allowance and total portfolio by risk level.

Notes to the Consolidated Financial Statements

  g) Breakdown of allowance for loan losses

	R$ thousand
	2010			2009
	2nd quarter	1st quarter	1st half	1st half
Opening balance	15,835,807	16,313,243	16,313,243	10,262,601
- Specific provision (1)	8,230,070	8,886,147	8,886,147	5,928,371
- Generic provision (2)	4,600,769	4,424,421	4,424,421	2,713,660
- Additional provision (3)	3,004,968	3,002,675	3,002,675	1,620,570
Additions	2,318,996	2,159,287	4,478,283	7,323,839
Reductions	(2,373,230)	(2,636,723)	(5,009,953)	(3,715,832)
Closing balance	15,781,573	15,835,807	15,781,573	13,870,608
- Specific provision (1)	7,885,123	8,230,070	7,885,123	7,479,684
- Generic provision (2)	4,888,859	4,600,769	4,888,859	3,399,099
- Additional provision (3)	3,007,591	3,004,968	3,007,591	2,991,825

(1) For operations with installments overdue for more than 14 days;
(2)	Recorded based on the customer/transaction classification and, accordingly, not included in the preceding item; and
(3)	The additional provision is recorded based on Management's experience and expected realization of the loan portfolio, to determine the total provision deemed sufficient to cover specific and general credit risks, together with the provision calculated based on risk level ratings and the corresponding minimum percentage of provision established by CMN Resolution 2,682/99. The additional provision per customer was classified according to the corresponding risk levels (Note 10f).

  h) PLL expenses net of amounts recovered

  Expenses of the allowance for loan losses, net of recoveries of written-off credits, are as follows:

	R$ thousand
	2010			2009
	2nd quarter	1st quarter	1st half	1st half
Amount recorded	2,318,996	2,159,287	4,478,283	7,323,839
Amount recovered (1)	(719,169)	(508,119)	(1,227,288)	(650,391)
PLL expense net of amounts recovered	1,599,827	1,651,168	3,250,995	6,673,448
(1) Classified in income from loan operations (Note 10j).

  i) Changes in renegotiated portfolio

	R$ thousand
	2010			2009
	2nd quarter	1st quarter	1st half	1st half
Opening balance	5,840,626	5,546,177	5,546,177	3,089,034
Amount renegotiated	1,582,675	1,132,877	2,715,552	2,267,544
Amount received	(557,742)	(485,500)	(1,043,242)	(528,226)
Reductions	(559,263)	(352,928)	(912,191)	(483,435)
Closing balance	6,306,296	5,840,626	6,306,296	4,344,917
Allowance for loan losses	3,928,140	3,665,188	3,928,140	2,556,496
Percentage on renegotiation portfolio	62.3%	62.8%	62.3%	58.8%

Notes to the Consolidated Financial Statements

  j) Income on loan and leasing operations

	R$ thousand
	2010			2009
	2nd quarter	1st quarter	1st half	1st half
Discounted trade receivables and loans	6,182,432	5,781,000	11,963,432	10,480,695
Financings	2,029,200	1,899,641	3,928,841	3,917,803
Agribusiness and agribusiness loans	273,916	270,791	544,707	407,215
Subtotal	8,485,548	7,951,432	16,436,980	14,805,713
Recovery of credits charged-off as loss	719,169	508,119	1,227,288	650,391
Subtotal	9,204,717	8,459,551	17,664,268	15,456,104
Leasing net of expenses	556,604	640,112	1,196,716	1,800,083
Total	9,761,321	9,099,663	18,860,984	17,256,187

  11) OTHER RECEIVABLES a) Foreign exchange portfolio Balance sheet accounts

	R$ thousand
	2010		2009
	June 30	March 31	June 30
Assets – other receivables
Exchange purchases pending settlement	9,117,146	7,921,683	13,293,195
Foreign exchange acceptances and term documents in foreign currencies	1,951	2,121	147
Exchange sale receivables	3,918,059	2,467,032	6,907,002
(-) Advances in local currency received	(348,522)	(528,962)	(315,952)
Income receivable on advances granted	88,351	91,355	269,454
Total	12,776,985	9,953,229	20,153,846
Liabilities – other liabilities
Exchange sales pending settlement	3,909,517	2,450,726	6,334,409
Exchange purchase payables	9,200,781	8,121,115	14,396,954
(-) Advances on foreign exchange contracts	(5,629,606)	(5,125,949)	(9,612,825)
Other	4,031	6,465	9,401
Total	7,484,723	5,452,357	11,127,939
Net foreign exchange portfolio	5,292,262	4,500,872	9,025,907
Memorandum accounts
Loans available for imports	870,616	1,315,406	1,188,727
Confirmed exports loans	80,317	71,684	74,437

Notes to the Consolidated Financial Statements

  Foreign exchange results

  Breakdown of foreign exchange transactions result adjusted to facilitate presentation

	R$ thousand
	2010			2009
	2nd quarter	1st quarter	1st half	1st half
Foreign exchange operations result	83,664	130,877	214,541	1,463,366
Adjustments:
- Income on foreign currency financing (1)	20,375	19,419	39,794	7,379
- Income on export financing (1)	81,606	82,464	164,070	229,715
- Income on foreign investments (2)	(19,508)	46,518	27,010	3,835
- Expenses of liabilities with foreign bankers (3) (Note 17c)	(95,285)	(158,341)	(253,626)	67,996
- Funding expenses (4)	(61,884)	(57,034)	(118,918)	(201,281)
- Other	90,662	45,439	136,101	(1,183,131)
Total adjustments	15,966	(21,535)	(5,569)	(1,075,487)
Adjusted foreign exchange operations result	99,630	109,342	208,972	387,879
(1)	Classified in item “Income from loan operations”;
(2)	State in item “Income on securities transactions”;
(3)	Relates to funds for financing advances on foreign exchange contracts and import financing, classified in item “Borrowing and onlending expenses”; and
(4)	Refers to funding expenses of investments on foreign exchange transactions.

  b) Sundry

	R$ thousand
	2010		2009
	June 30	March 31	June 30
Tax credits (Note 34c)	17,273,477	16,557,045	15,357,605
Credit card operations	11,349,913	10,569,918	7,362,702
Borrowers by escrow deposits	7,166,084	6,609,519	6,713,171
Prepaid taxes	2,152,663	2,072,017	1,943,236
Sundry borrowers	1,788,487	1,675,178	3,709,427
Trade and credit receivables (1)	2,336,629	2,524,335	3,283,533
Advances to Fundo Garantidor de Crédito (Deposit Guarantee Fund – FGC)	624,092	669,757	806,753
Payments to be reimbursed	471,378	505,281	473,166
Receivables from sale of assets	75,476	67,691	89,192
Other	319,380	194,891	274,986
Total	43,557,579	41,445,632	40,013,771
(1)	Includes receivables from the acquisition of financial assets from loan operations without substantial transfer of risks and benefits.

Notes to the Consolidated Financial Statements

  12) OTHER ASSETS

  a) Foreclosed assets/others

	R$ thousand
	Cost	Provision for losses	Residual value
			2010		2009
			June 30	March 31	June 30
Real estate	179,957	(37,124)	142,833	143,630	111,288
Goods subject to special conditions	56,945	(56,945)	-	-	-
Vehicles and similar	484,914	(142,623)	342,291	340,932	294,649
Inventories/warehouse	26,515	-	26,515	27,696	16,342
Machinery and equipment	22,303	(12,814)	9,489	5,843	9,015
Others	8,177	(7,021)	1,156	1,122	1,114
Total on June 30, 2010	778,811	(256,527)	522,284
Total on March 31, 2010	775,574	(256,351)		519,223
Total on June 30, 2009	678,560	(246,152)			432,408

  b) Prepaid expenses

	R$ thousand
	2010		2009
	June 30	March 31	June 30
Commission on the placement of financing (1)	705,933	755,959	927,437
Insurance selling expenses (2)	433,227	401,743	313,776
Advertising and publicity expenses (3)	63,297	68,636	86,436
Other	182,280	182,248	151,660
Total	1,384,737	1,408,586	1,479,309

(1)	Commissions paid to storeowners and car dealers. As of the second quarter of 2008, commission on the placement of financings are included in the respective financing/leasing operations balance;
(2)	Commissions paid to brokers for the sale of insurance, private pension plans and savings bond products; and
(3)	Prepaid future advertising and marketing expenses.

Notes to the Consolidated Financial Statements

  13) INVESTMENTS

  a) Changes in investments in the consolidated financial statements

Affiliates	R$ thousand
	2010		2009
	June 30	March 31	June 30
- IRB-Brasil Resseguros S.A.	435,431	427,214	390,955
- Integritas Participações S.A.	424,765	419,564	343,547
- Serasa S.A.	85,454	86,434	82,945
- BES Investimento do Brasil S.A.	89,593	84,931	61,145
- Other	37,426	37,421	37,464
Total in affiliates	1,072,669	1,055,564	916,056
- Tax incentives	260,448	260,448	327,973
- Other investments	502,437	501,686	464,804
Provision for:
- Tax incentives	(231,295)	(231,074)	(294,507)
- Other investments	(51,155)	(49,937)	(55,666)
Overall total of investments	1,553,104	1,536,687	1,358,660

Notes to the Consolidated Financial Statements

  b) The adjustments resulting from the equity accounting for investments were recorded in income accounts, under “Equity in the Earnings (losses) of Unconsolidated Companies” and correspond to R$47,771 thousand in the first half of 2010 (R$19,056 thousand in the first half of 2009) and in the second quarter of 2010 - R$19,016 thousand (R$28,755 thousand in the first quarter of 2010).

Companies	R$ thousand
	Capital stock	Adjusted shareholders’ equity	Number of shares/quotas held (thousands)		Consolidated ownership on capital stock	Adjusted net income (loss)	Equity Accounting Adjustments (1)
							2010			2009
			Common	Preferred			2nd quarter	1st quarter	1st half	1st half
IRB-Brasil Resseguros S.A. (2)	750,000	2,050,052	-	212	21.24%	79,793	6,940	10,007	16,947	(12,697)
BES Investimento do Brasil S.A. – Banco de
Investimento (3)	320,000	447,966	10,745	10,745	20.00%	28,050	2,890	2,720	5,610	12,096
Serasa S.A.	145,000	1,034,552	909	-	8.26%	133,971	3,984	7,082	11,066	15,418
Integritas Participações S.A. (3)	109,955	665,957	22,581	-	20.54%	68,880	5,202	8,946	14,148	4,239
Equity in the earnings of unconsolidated companies							19,016	28,755	47,771	19,056
(1)

  Equity adjustments comprise participation in the results recorded by the companies as from their acquisition and include equity variations in the investees not derived from results, as well as adjustments arising from the equalization of accounting practices, when applicable;

(2)	Data related to April 30, 2010 unaudited; and
(3)	Data related to May 31, 2010 unaudited.

Notes to the Consolidated Financial Statements

  14) PREMISES AND EQUIPMENT AND LEASED ASSETS

  These assets are stated at acquisition cost. Depreciation is calculated based on the straight -line method at annual rates which take into consideration their economic useful lives.

	R$ thousand
	Residual value
	Annual rate	Cost	Depreciation	2010		2009
				June 30	March 31	June 30
Premises and equipment:
- Buildings	4%	675,988	(385,715)	290,273	298,840	317,260
- Land	-	348,967	-	348,967	346,214	346,052
Facilities, furniture and equipment in use	10%	3,361,046	(1,873,847)	1,487,199	1,434,450	1,394,026
Security and communication systems	10%	194,763	(118,265)	76,498	75,045	71,024
Data processing systems	20 a 50%	1,600,041	(1,038,013)	562,028	479,165	447,436
Transportation systems	20%	34,990	(21,408)	13,582	14,447	14,432
Financing lease of data processing systems	20 a 50%	2,127,950	(1,486,076)	641,874	587,772	693,176
Subtotal		8,343,745	(4,923,324)	3,420,421	3,235,933	3,283,406
Leased assets		16,044	(9,514)	6,530	8,334	16,295
Total on June 30, 2010		8,359,789	(4,932,838)	3,426,951
Total on March 31, 2010		7,960,071	(4,715,804)		3,244,267
Total on June 30, 2009		7,655,095	(4,355,394)			3,299,701

Notes to the Consolidated Financial Statements

  Bradesco Organization’s premises and equipment present an unrecorded surplus value of R$1,987,530 thousand (March 31, 2010 – R$1,886,949 thousand and June 30, 2009 – R$1,721,477 thousand) based on appraisal reports prepared by independent experts in 2010, 2009 and 2008.

  Bradesco has entered into lease agreements, for data processing systems (hardware), which are included in premises and equipment. Under this accounting policy, assets and liabilities are classified in the financial statements and depreciation is calculated according to the depreciation policy adopted for the Bank’s own assets. Interest on the liability is also recognized.

  The fixed assets to reference shareholders’ equity ratio in the “economic-financial consolidated” is 20.91% (March 31, 2010 – 19.85% and June 30, 2009 – 15.13%), and in the “financial consolidated” is 48.03% (March 31, 2010 – 45.06% and June 30, 2009 – 45.60%), whereas the maximum limit is 50%.

  The difference between the fixed assets to shareholders’ equity ratio in the “economic-financial consolidated” and in the “financial consolidated” is due to non-financial subsidiaries which have high liquidity and low fixed assets to shareholders’ equity ratio, with the consequent increase in the fixed assets to shareholders’ equity ratio of the “financial consolidated.” Whenever necessary, we may reallocate the funds to the financial companies through the payment of dividends/interest on shareholders’ equity to financial companies or a corporate reorganization between the financial and non-financial companies, thus improving the ratio.

  15) INTANGIBLE ASSETS

  a) Goodwill

  Goodwill from investment acquisitions amounted to R$2,720,195 thousand, of which (i) R$491,112 thousand represents the difference between book value and market value of shares recorded in Permanent Assets – Investments (BM&FBovespa and Integritas/Fleury shares), to be amortized upon their realization; and (ii) R$2,229,083 thousand representing future profitability/client portfolio, which is amortized over twenty years.

  In the first half of 2010, goodwill amortization totaled R$114,884 thousand (in the first half of 2009 –R$49,155 thousand) and in the second quarter of 2010 – R$56,011 thousand (R$58,873 thousand in the first quarter of 2010).

Notes to the Consolidated Financial Statements

  b) Intangible assets

  Acquired intangible assets comprise:

	R$ thousand
	Residual value
	Amortization rate (1)	Cost	Amortization	2010		2009
				June 30	March 31	June 30
Acquisition of banking services rights	Contract (4)	2,889,414	(1,480,682)	1,408,732	1,504,056	1,646,831
Software (2)	20% to 50%	3,864,271	(2,034,426)	1,829,845	1,669,714	1,296,377
Future profitability/client portfolio (3)	5% to 20%	2,229,083	(256,820)	1,972,263	1,933,533	445,741
Other	20%	78,977	(37,630)	41,347	28,266	129,222
Total on June 30, 2010		9,061,745	(3,809,558)	5,252,187
Total on March 31, 2010		8,674,765	(3,539,196)		5,135,569
Total on June 30, 2009		6,472,434	(2,954,263)			3,518,171
(1)	Intangible assets are amortized over the estimated period of economic benefit and charged to other administrative expenses and other operating expenses;
(2)	Software acquired and/or developed by specialized companies;
(3)

  Mainly composed by goodwill on the acquisition of interest in Banco Ibi - R$1,034,929 thousand, Odontoprev - R$354,684 thousand, Ágora Corretora - R$311,314 thousand, Ibi México - R$22,167 thousand and in Europ Assistance Serviços de Assistência Personalizados - R$27,205 thousand, net of accrued amortization; and

(4)	Based on each pay-back agreement.

  Expenses with research and development of systems corresponded to R$72,700 thousand in the first half of 2010 (R$33,536 thousand in the first half of 2009) and R$37,007 thousand in the second quarter of 2010 (R$35,693 thousand in the first quarter of 2010).

Notes to the Consolidated Financial Statements

  c) Change in intangible assets by type

	R$ thousand
	Acquisition of banking service rights	Software	Future profitability/ client portfolio	Other	Total
Balance on December 31, 2009	1,603,773	1,598,877	1,992,406	32,970	5,228,026
Additions /Write-offs	96,518	342,206	94,741	34,824	568,289
Amortization for the period	(291,559)	(111,238)	(114,884)	(26,447)	(544,128)
Balance on June 30, 2010	1,408,732	1,829,845	1,972,263	41,347	5,252,187

  16) DEPOSITS, FEDERAL FUNDS PURCHASED AND SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE AND FUNDS FROM ISSUANCE OF SECURITIES

  a) Deposits

	R$ thousand
	2010						2009
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	June 30	March 31	June 30
• Demand deposits (1)	32,754,590	-	-	-	32,754,590	31,590,287	27,416,181
• Savings deposits (1)	47,331,685	-	-	-	47,331,685	45,194,691	38,502,687
• Interbank deposits	248,884	75,872	49,459	80,733	454,948	365,758	489,281
• Time deposits (2)	4,547,790	11,234,011	7,373,508	73,668,394	96,823,703	92,576,685	100,141,957
• Other – investment deposits	1,087,043	-	-	-	1,087,043	994,252	961,822
Overall total on June 30, 2010	85,969,992	11,309,883	7,422,967	73,749,127	178,451,969
%	48.2	6.3	4.2	41.3	100.0
Overall total on March 31, 2010	83,320,280	11,141,547	9,396,169	66,863,677		170,721,673
%	48.8	6.5	5.5	39.2		100.0
Overall total on June 30, 2009	71,474,763	11,562,464	8,321,540	76,153,161			167,511,928
%	42.7	6.9	5.0	45.4			100.0
(1) Classified as “1 to 30 days”, not considering average historical turnover; and
(2) Considers the maturities established in investments.

Notes to the Consolidated Financial Statements

  b) Federal funds purchased and securities sold under agreements to repurchase

	R$ thousand
	2010						2009
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	June 30	March 31	June 30
Own portfolio	14,970,786	6,832,031	5,113,091	30,775,382	57,691,290	60,493,645	29,677,300
• Government securities	14,310,370	112,308	1,615,041	86,343	16,124,062	18,846,891	1,008,550
• Debentures of own issuance	650,678	6,101,995	3,498,050	30,664,022	40,914,745	40,789,793	28,472,814
• Foreign	9,738	617,728	-	25,017	652,483	856,961	195,936
Third-party portfolio (1)	72,027,616	-	-	-	72,027,616	66,823,881	68,409,839
Unrestricted portfolio (1)	143,655	1,271,152	-	-	1,414,807	854,449	1,622,645
Overall total on June 30, 2010 (2)	87,142,057	8,103,183	5,113,091	30,775,382	131,133,713
%	66.5	6.2	3.8	23.5	100.0
Overall total on March 31, 2010 (2)	84,307,565	6,604,654	7,348,736	29,911,020		128,171,975
%	65.8	5.2	5.7	23.3		100.0
Overall total on June 30, 2009 (2)	67,943,139	3,577,325	3,073,015	25,116,305			99,709,784
%	68.1	3.6	3.1	25.2			100.0
(1) Represented by government securities; and

  (2)     Includes R$29,202,365 thousand (March 31, 2010 - R$26,064,243 thousand and June 30, 2009 – R$22,008,579 thousand) of investment fund applications purchase and sale commitments with Bradesco, whose quotaholders are subsidiaries included in the consolidated financial statements (Notes 8a, b, c and d).

Notes to the Consolidated Financial Statements

  c) Funds from issuance of securities

	R$ thousand
	2010						2009
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	June 30	March 31	June 30
Securities - domestic:
- Exchange acceptances	-	-	-	-	-	-	207
- Mortgage bonds	178,602	442,636	372,070	2,773	996,081	995,509	748,327
- Letters of credit for real estate	-	501	198,256	3,471	202,228	1,093	-
- Letters of credit for agribusiness	76,124	1,085,314	439,334	38,751	1,639,523	1,463,240	1,736,757
- Financial bill	-	-	-	3,432,015	3,432,015	-	-
- Debentures (1)	-	11,452	730,000	217	741,669	756,015	741,474
Subtotal	254,726	1,539,903	1,739,660	3,477,227	7,011,516	3,215,857	3,226,765
Securities - foreign:
- MTN Program Issues (2) (3)	18,124	-	-	1,801,500	1,819,624	1,337,120	243,434
- Securitization of future flow of money orders received from abroad (Note 16d)	7,014	220,087	255,363	3,372,865	3,855,329	3,931,748	4,083,249
- Securitization of future flow of credit card bill receivables from cardholders resident abroad (Note 16d)	480	46,977	25,010	-	72,467	94,434	176,007
- Issuance costs	-	-	(177)	(29,398)	(29,575)	(28,646)	(35,268)
Subtotal	25,618	267,064	280,196	5,144,967	5,717,845	5,334,656	4,467,422
Overall total on June 30, 2010	280,344	1,806,967	2,019,856	8,622,194	12,729,361
%	2.2	14.2	15.9	67.7	100.0
Overall total on March 31, 2010	172,806	1,153,387	1,734,092	5,490,228		8,550,513
%	2.0	13.5	20.3	64.2		100.0
Overall total on June 30, 2009	265,207	1,940,739	850,163	4,638,078			7,694,187
%	3.5	25.2	11.0	60.3			100.0

  (1)     Refers to issuances of simple debentures not convertible into Bradesco Leasing S.A. Arrendamento Mercantil shares, maturing on May 1, 2011 with 104% of CDI remuneration, respective interest is classified in the short term;

  (2)     Issuance of securities in the foreign market for costumers’ foreign exchange operations, through purchase and sale of foreign currencies, related to discounts of export bills, pre-financing of exports and financing of imports, substantially in the short term; and

(3) As of March 2010, it includes the issue of 4.10% senior notes due in 2015 amounting to US$750,000 thousand.

Notes to the Consolidated Financial Statements

  d) Since 2003, Bradesco Organization has been entering into certain agreements designed to optimize its funding and liquidity management activities through the use of SPEs. These SPEs, named International Diversified Payment Rights Company and Brazilian Merchant Voucher Receivables Limited, are financed with long-term debts and settled through future cash flows of the underlying assets, which basically include:

  (i) Current and future flows of money orders remitted by individuals and corporate entities located abroad to beneficiaries in Brazil for which the Bank acts as paying agent; and

  (ii) Current and future flows of credit card receivables arising from expenditures in Brazil by holders of credit cards issued outside Brazil.

  Long-term notes issued by the SPEs and sold to investors are settled through funds derived from the money order flows and credit card bills. Bradesco is obliged to redeem these securities in specific cases of delinquency or if SPEs’ operations are discontinued.

  Funds from the sale of current and future money order flows and credit card receivables, received by the SPEs, must be maintained in a specific bank account until a minimum limit is attained.

  We present below the main features of the notes issued by SPEs:

	R$ thousand
	Date of Issue	Transaction amount	Maturity		Total
				2010		2009
				June 30	March 31	June 30
Securitization of future flow of money orders received from abroad	8.20.2003	595,262	8.20.2010	-	20,403	59,708
	7.28.2004	305,400	8.20.2012	64,394	70,467	109,873
	6.11.2007	481,550	5.20.2014	421,787	444,691	488,441
	6.11.2007	481,550	5.20.2014	421,579	444,775	488,441
	12.20.2007	354,260	11.20.2014	305,743	320,176	392,696
	12.20.2007	354,260	11.20.2014	305,743	320,176	392,793
	3.06.2008	836,000	5.20.2017(1)	899,168	889,433	977,411
	12.19.2008	1,168,500	2.22.2016(2)	899,136	889,926	978,020
	3.20.2009	225,590	2.20.2015	179,444	177,439	195,866
	12.17.2009	133,673	11.20.2014	134,673	133,208	-
	12.17.2009	133,673	2.20.2017	134,212	132,647	-
	12.17.2009	89,115	2.20.2020	89,450	88,407	-
Total		5,158,833		3,855,329	3,931,748	4,083,249
Securitization of future flow of credit card bill receivables from cardholders resident abroad	7.10.2003	800,818	6.15.2011	72,467	94,434	176,007
Total		800,818		72,467	94,434	176,007
(1) The maturity date was postponed from May 22, 2015 to May 22, 2017; and
(2) The maturity date was postponed from February 22, 2015 to February 22, 2016.

Notes to the Consolidated Financial Statements

  e) Expenses with funding and monetary restatement and interest on technical provisions for insurance, private pension plans and savings bonds

	R$ thousand
	2010			2009
	2nd quarter	1st quarter	1st half	1st half
Savings deposits	707,648	642,672	1,350,320	1,240,939
Time deposits	2,430,086	2,187,333	4,617,419	5,940,886
Federal funds purchased and securities sold under agreements to repurchase	2,845,628	2,417,849	5,263,477	5,000,077
Funds from issuance of securities	230,630	177,798	408,428	211,139
Other funding expenses	83,506	85,823	169,329	198,961
Subtotal	6,297,498	5,511,475	11,808,973	12,592,002
Expenses for monetary restatement and interest on technical provisions from insurance, private pension plans and savings bonds	981,331	1,493,549	2,474,880	2,711,047
Total	7,278,829	7,005,024	14,283,853	15,303,049

Notes to the Consolidated Financial Statements

  17) BORROWING AND ONLENDING

  a) Borrowing

	R$ thousand
	2010						2009
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	June 30	March 31	June 30
Local	-	-	-	-	-	557	529
- Other institutions	-	-	-	-	-	557	529
Foreign	1,466,373	4,659,538	2,376,155	890,276	9,392,342	8,592,996	11,080,891
Overall total on June 30, 2010	1,466,373	4,659,538	2,376,155	890,276	9,392,342	8,592,996	11,080,891
%	15.6	49.6	25.3	9.5	100.0
Overall total on March 31, 2010	1,096,670	4,301,083	2,425,535	770,265		8,593,553
%	12.7	50.1	28.2	9.0		100.0
Overall total on June 30, 2009	1,431,480	5,076,025	4,150,999	422,916			11,081,420
%	12.9	45.8	37.5	3.8			100.0

  b) Onlending

	R$ thousand
	2010						2009
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	June 30	March 31	June 30
Local	989,808	2,950,587	3,483,562	17,728,067	25,152,024	21,130,367	17,999,185
- National Treasury	-	-	19,236	-	19,236	62,143	111,509
- BNDES	272,218	929,285	1,115,671	7,566,092	9,883,266	8,336,070	7,150,501
- CEF	1,662	7,327	8,794	69,628	87,411	88,922	93,515
- FINAME	715,928	2,013,975	2,339,861	10,091,692	15,161,456	12,642,581	10,642,963
- Other institutions	-	-	-	655	655	651	697
Foreign	2,736	-	486,189	-	488,925	483,824	450
Overall total on June 30, 2010	992,544	2,950,587	3,969,751	17,728,067	25,640,949
%	3.9	11.5	15.5	69.1	100.0
Overall total on March 31, 2010	1,048,948	2,625,928	3,580,223	14,359,092		21,614,191
%	4.8	12.1	16.6	66.5		100.0
Overall total on June 30, 2009	1,317,947	2,625,075	3,400,379	10,656,234			17,999,635
%	7.3	14.6	18.9	59.2			100.0

Notes to the Consolidated Financial Statements

  c) Borrowing and onlending expenses

	R$ thousand
	2010			2009
	2nd quarter	1st quarter	1st half	1st half
Borrowing:
- Local	1,121	468	1,589	973
- Foreign	14,612	14,643	29,255	53,469
Subtotal borrowing	15,733	15,111	30,844	54,442
Local onlending:
- National Treasury	645	1,337	1,982	2,591
- BNDES	142,183	138,952	281,135	284,782
- CEF	2,036	1,357	3,393	3,953
- FINAME	194,418	192,748	387,166	368,243
- Other institutions	10	59	69	43
Foreign onlending:
- Payables to foreign bankers (Note 11a)	95,285	158,341	253,626	(67,996)
- Other expenses with foreign onlending	120,159	(26,446)	93,713	(13,402)
Subtotal onlending	554,736	466,348	1,021,084	578,214
Total	570,469	481,459	1,051,928	632,656

  18) CONTINGENT ASSETS AND LIABILITIES AND LEGAL LIABILITIES – TAX AND SOCIAL SECURITY

  a) Contingent assets

  Contingent assets are not recognized in the financial statements, although there are ongoing proceedings with good prospects of success. The main one is:

  - Social Integration Program (PIS) - R$55,922 thousand: claiming the compensation of PIS on the Gross Operating Revenue, paid pursuant to Decree Laws 2,445/88 and 2,449/88, over the amount due under the terms of the Supplementary Law 07/70 (PIS Repique).

  b) Contingent liabilities classified as probable losses and legal liabilities – tax and social security

  The Bradesco Organization is currently party to a number of labor, civil and tax lawsuits, arising from the normal course of its business activities.

  Provisions were recorded based on the opinion of legal advisors, the type of lawsuit, similarity with previous lawsuits, complexity and positioning of the courts, whenever a loss is deemed probable.

  Management considers that the provision recorded is sufficient to cover losses generated by the corresponding proceedings.

  Liability related to litigation is held until the definite successful outcome of the lawsuit, represented by favorable judicial decisions, for which appeals can no longer be lodged or due to the statute of limitation.

Notes to the Consolidated Financial Statements

  I - Labor claims

  These are claims brought by former employees seeking indemnity, especially for unpaid overtime. In proceedings requiring judicial deposit, the amount of labor claims is recorded considering the effective perspective of loss of these deposits. For other proceedings, the provision is recorded based on the average of total payments made for claims settled in the last 12 months, considering the year of the judicial ruling.

  Following a more effective control over working hours implemented in 1992, via electronic time cards, overtime is paid regularly during the employment contract and, accordingly, the amount of claims on an individual basis subsequent to 1997 substantially decreased.

  II - Civil claims

  These are claims for pain and suffering and property damages, mainly relating to notarized protests, returned checks, the inclusion of information about debtors in the restricted credit registry and the reincorporation of inflation adjustments excluded as a result of government economic plans. These lawsuits are individually controlled by computer-based systems and provisioned whenever the loss is evaluated as probable, considering the opinion of the legal advisors, the nature of the lawsuits, and similarity with previous lawsuits, complexity and positioning of the courts.

  The issues discussed in lawsuits relating to protests, returned checks and information on debtors in the credit restriction registry are usually not events that cause a significant impact on financial income. Most of these lawsuits are brought to the Special Civil Court (JEC), in which the claims are limited to 40 minimum wages.

  It is worth noting the increase in legal claims pleading the incidence of inflation rates which were excluded from the monetary restatement of savings accounts balances due to Government Economic Plans which were part of the Government economic policy to reduce inflation in the past. Although the Bank complied with the legal requirements in force at the time, these lawsuits have been provisioned taking into consideration claims effectively notified and their assessed loss perspectives, taking into consideration the current judicial decision of the Superior Court of Justice (STJ).

  Regarding the disputes related to Economic Plans, it is worth noting two aspects: 1) inexistence of potential representative liability, given the right to new suits is barred; and 2) the “APDF”/165 lawsuit (failure to comply with fundamental concepts) brought by the National Confederation of the Financial System (CONSIF), with a view to suspending all the pending lawsuits about economic plans is pending judgment by the Federal Supreme Court (STF).

  Currently, there are no significant administrative lawsuits in course, filed as a result of the lack of compliance with National Financial System regulations or payment of fines, which could cause significant impacts on the Bank’s interest income.

  III - Legal liabilities – tax and social security

  The Bradesco Organization is disputing in court the legality and constitutionality of certain taxes and contributions, for which provisions have been recorded in full, although the likelihood of a medium- and long-term favorable outcome is good based on the opinion of the legal advisors.

  The main issues are:

Notes to the Consolidated Financial Statements

  - Cofins – R$4,181,354 thousand: it requests authorization to calculate and pay Cofins, as from October 2005, on the effective income, whose concept is in Article 2 of Supplementary Law 70/91, removing the unconstitutional increase in the calculation basis introduced by paragraph 1 of Article 3 of Law 9,718/98;

  - IRPJ/Loan Losses – R$723,486 thousand: it requests authorization to deduct, for purposes of determination of the calculation basis of IRPJ and CSLL, the amount of effective and definite credit losses, total or partial, suffered in the reference years from 1997 to 2009, regardless of the compliance with the conditions and terms provided for in Articles 9 to 14 of Law 9,430/96 that only apply to temporary losses;

  - INSS Autonomous Brokers – R$759,274 thousand: questions the incidence of social security contribution on remunerations paid to autonomous service providers, established by Supplementary Law 84/96 and subsequent regulations/amendments, at the rate of 20% and additional of 2.5%, under the argument that services are not provided to insurance companies, but to policyholders, thus being outside the incidence of the contribution provided for in item I, Article 22, of Law 8,212/91, with new wording given in Law 9,876/99;

  - CSLL – Deductibility on the IRPJ calculation basis – R$529,458 thousand: it requests to calculate and pay income tax due, related to the reference year of 1997 and subsequent years, without adding the CSLL to the respective calculation basis, set forth by Article 1, of Law 9,316/96, since this contribution represents an effective, necessary and mandatory expense to the Company; and

  - PIS – R$277,853 thousand: it requests the authorization to offset amounts overpaid in the reference years of 1994 and 1995 as contribution to PIS, corresponding to the amount above the calculation basis laid down in the Constitution, i.e., gross operating revenue, as defined in the income tax legislation – concept in Article 44 of Law 4,506/64, not including interest income.

Notes to the Consolidated Financial Statements

  IV - Provisions by nature

	R$ thousand
	2010		2009
	June 30	March 31	June 30
Labor claims	1,618,413	1,599,215	1,562,136
Civil claims	2,446,055	2,385,667	1,849,594
Subtotal (1)	4,064,468	3,984,882	3,411,730
Tax and social security (2)	8,291,665	7,902,499	8,131,675
Total	12,356,133	11,887,381	11,543,405
(1) Note 20b; and
(2) Classified under “Other liabilities – tax and social security” (Note 20a).

  V - Changes in provisions

	R$ thousand
	2010
	Labor	Civil	Tax and social security (1)
At the beginning of the period	1,595,534	2,342,634	7,066,453
Monetary restatement	88,930	147,385	253,572
Net reversals and write-offs	204,786	183,433	981,617
Payments	(270,837)	(227,397)	(9,977)
At the end of the period	1,618,413	2,446,055	8,291,665
(1) Comprises, substantially, legal liabilities.

  c) Contingent liabilities classified as possible losses

  The Bradesco Organization maintains a system to monitor all administrative and judicial proceedings in which the institution is plaintiff or defendant and based on the opinion of legal advisors, classifies the lawsuits according to the expectation of loss. The trends of administrative and judicial proceedings are periodically analyzed and, if necessary, the related risks are reclassified. In this context the contingent proceedings evaluated as having the risk of possible loss are not recognized in the financial statements. The main proceedings are related to leasing companies’ Tax on Services of any Nature (ISSQN), the total processes of which corresponds to R$234,189 thousand. In this lawsuit, the demand of tax by municipalities other than those where the companies are located and from which the tax is collected in compliance with the law is discussed when recording tax credit.

Notes to the Consolidated Financial Statements

  19) SUBORDINATED DEBT

					R$ thousand
					2010		2009
Maturity	Original term in years	Amount of the operation	Currency	Remuneration	June 30	March 31	June 30
In Brazil:
Subordinated CDB
2011	5	4,504,022	R$	102.5% to 104.0% of CDI rate	7,289,281	7,125,585	6,680,106
				103.0% of CDI rate or
2012				100.0% of CDI rate + (0.344% p.a. - 0.4914%)or
	5	3,236,273	R$	IPCA + (7.102% p.a. – 7.632% p.a.)	4,348,840	4,246,795	3,969,413
				100.0% of CDI rate + (0.344% p.a. – 1.0817% p.a.)
				or
2013	5	575,000	R$	IPCA + (7.74% p.a. – 8.20% p.a.)	737,686	718,885	667,955
2014	6	1,000,000	R$	112.0% of CDI rate	1,185,886	1,157,136	1,079,169
				108.0% and 112.0% of CDI rate or
2015	6	1,274,696	R$	IPCA + (6.92% p.a. – 8.55% p.a.)	1,444,378	1,396,840	363,429
2016	6	500	R$	IPCA + (7.1292% p.a.)	534	518	-
				100.0% of DI rate – CETIP or
				100.0% of CDI rate + (0.75% p.a. – 0.87% p.a.) or
2012	10	1,569,751	R$	101.0% to 102.5% of CDI rate	4,898,612	4,788,267	4,487,475
2019	10	20,000	R$	IPCA + (7.76% p.a.)	22,408	21,698	-
For loan operations/other (3):
2010 to 2016	1 to 6	3,052	R$	100.0% to 110.0% of CDI rate	3,628	2,416	2,600
2010 to 2012	up to 2	120,363	R$	8.72% to 14.88% p.a. rate	128,449	228,646	418,533
2017	up to 7	20,000	R$	IPCA +7.416% p.a.	20,298	-	-
2017	up to 7	20,100	R$	13.176% p.a. rate	20,336	-	-
Subtotal in Brazil		12,343,757			20,100,336	19,686,786	17,668,680

Abroad:
2011	10	353,700	US$	10.25% p.a. rate	284,212	274,424	292,829
2012 (1)	10	315,186	Yen	4.05% p.a. rate	239,926	248,230	265,412
2013	10	1,434,750	US$	8.75% p.a. rate	898,310	887,907	988,251
2014	10	801,927	Euro	8.00% p.a. rate	503,040	558,729	622,892
Undetermined (2)		720,870	US$	8.875% p.a. rate	-	537,988	589,521
2019	10	1,333,575	US$	6.75% p.a. rate	1,380,012	1,370,483	-
Issuance costs					(21,225)	(23,818)	(21,729)
Subtotal abroad		4,960,008			3,284,275	3,853,943	2,737,176
Overall total		17,303,765			23,384,611	23,540,729	20,405,856
(1) Including the cost of swap to U.S. dollar, the rate increases to 10.15% p.a.;

  (2)    In June 2005, perpetual subordinated debt was issued in the amount of US$300,000 thousand, with exclusive redemption option on the part of the issuer, in its totality and upon previous authorization of Bacen, under the following conditions: (i) after 5 years from the issuance date and subsequently on each date of interest maturity; and (ii) at any moment in the event of a change in the tax laws in Brazil or abroad, which may cause an increase in costs for the issuer and if the issuer is notified in writing by Bacen that the securities may no longer be included in the consolidated capital for capital adequacy ratio calculation purposes. On April 14, 2010, Bacen approved the request for this early redemption, which occurred on June 3, 2010, amounting to R$556,834 thousand; and

(3) Refers to subordinated CBD pegged to loan operations that, pursuant to Circular Letter 2,953/01, do not comprise the Reference Shareholders’ Equity Tier II.

Notes to the Consolidated Financial Statements

  20) OTHER LIABILITIES

  a) Tax and social security

	R$ thousand
	2010		2009
	June 30	March 31	June 30
Provision for tax risks (Note 18b IV)	8,291,665	7,902,499	8,131,675
Provision for deferred income tax (Note 34f)	4,875,607	4,455,906	3,803,160
Taxes and contributions on profits payable	959,081	654,999	1,462,850
Taxes and contributions payable	610,635	589,463	553,999
Total	14,736,988	13,602,867	13,951,684

  b) Sundry

	R$ thousand
	2010		2009
	June 30	March 31	June 30
Credit card operations	9,532,694	8,631,474	5,705,929
Provision for payments	3,580,084	3,160,088	3,388,907
Provision for contingent liabilities (civil and labor) (Note 18b IV)	4,064,468	3,984,882	3,411,730
Sundry creditors	1,765,182	2,212,229	1,571,327
Liabilities for acquisition of assets – financial leasing (1)	836,613	821,250	962,874
Liabilities for acquisition of assets and rights	585,459	582,695	709,810
Liabilities for official agreements	288,149	289,869	303,351
Other	870,612	782,807	633,127
Total	21,523,261	20,465,294	16,687,055
(1) Refers to liabilities for acquisition of data processing systems (hardware) by means of financial leasing operations (Bradesco as lessee).

Notes to the Consolidated Financial Statements

  21) INSURANCE, PRIVATE PENSION PLANS AND SAVINGS BONDS OPERATIONS

  a) Provisions by account

	R$ thousand
	Insurance (1)			Life and Private Pension Plans (2)			Savings bonds			Total
	2010		2009	2010		2009	2010		2009	2010		2009
	June 30	March 31	June 30	June 30	March 31	June 30	June 30	March 31	June 30	June 30	March 31	June 30
Current and long-term liabilities
Mathematical provision for benefits to be granted	652,386	642,668	425,817	57,423,497	56,058,586	48,966,159	-	-	-	58,075,883	56,701,254	49,391,976
Mathematical provision for benefits granted	123,848	119,651	113,674	4,753,910	4,611,792	4,392,497	-	-	-	4,877,758	4,731,443	4,506,171
Mathematical provision for redemptions	-	-	-	-	-	-	2,728,694	2,577,680	2,239,460	2,728,694	2,577,680	2,239,460
Provision for incurred but not reported (INBR) claims	1,482,913	1,412,500	1,304,245	584,941	613,648	598,232	-	-	-	2,067,854	2,026,148	1,902,477
Unearned premiums provision	1,789,978	1,707,619	1,757,804	74,129	53,738	71,287	-	-	-	1,864,107	1,761,357	1,829,091
Provision for contribution insufficiency (3)	-	-	-	3,498,876	3,078,175	2,606,676	-	-	-	3,498,876	3,078,175	2,606,676
Provision for unsettled claims	1,330,477	1,436,041	1,217,057	812,420	724,273	648,147	-	-	-	2,142,897	2,160,314	1,865,204
Financial fluctuation provision	-	-	-	636,880	632,082	628,635	-	-	-	636,880	632,082	628,635
Premium insufficiency provision	-	-	-	211,725	567,214	549,823	-	-	-	211,725	567,214	549,823
Financial surplus provision	-	-	-	361,072	391,588	354,539	-	-	-	361,072	391,588	354,539
Provision for drawings and redemptions	-	-	-	-	-	-	468,789	453,698	451,968	468,789	453,698	451,968
Provision for administrative expenses	-	-	-	128,824	138,085	149,018	112,170	103,395	84,795	240,994	241,480	233,813
Provision for contingencies	-	-	-	-	-	-	7,424	6,640	8,409	7,424	6,640	8,409
Other provisions	1,636,791	1,653,498	1,691,906	488,643	702,420	568,443	-	-	-	2,125,434	2,355,918	2,260,349
Total provisions	7,016,393	6,971,977	6,510,503	68,974,917	67,571,601	59,533,456	3,317,077	3,141,413	2,784,632	79,308,387	77,684,991	68,828,591

  (1)      “Other provisions” basically refers to the technical provisions of the “individual health” portfolio made in order to cover the differences of future premium adjustments and those necessary to the portfolio technical balance;

(2) Includes personal insurance and private pension operations; and

  (3)     The provision for contribution insufficiency for retirement and pension plans is calculated according to the normalized biometric table AT-2000, improved by 1.5% p.a., considering males separated from females, who have a longer life expectancy, and actual real interest rate of 4.0% p.a For disabilities plans, the provision is also actuarially calculated according to the biometric AT-49 (male) table and the 4.0% p.a. real interest rate.

Notes to the Consolidated Financial Statements

  b) Technical provisions by product

	R$ thousand
	Insurance			Life and Private Pension Plans			Savings bonds			Total
	2010		2009	2010		2009	2010		2009	2010		2009
	June 30	March 31	June 30	June 30	March 31	June 30	June 30	March 31	June 30	June 30	March 31	June 30
Health (1)	3,453,252	3,405,227	3,446,815	-	-	-	-	-	-	3,453,252	3,405,227	3,446,815
Auto/RCF	2,124,851	2,059,361	1,736,075	-	-	-	-	-	-	2,124,851	2,059,361	1,736,075
Dpvat	92,134	147,161	101,340	207,272	148,543	195,734	-	-	-	299,406	295,704	297,074
Life	16,330	17,210	18,565	2,921,849	2,819,513	2,521,557	-	-	-	2,938,179	2,836,723	2,540,122
Basic lines	1,329,826	1,343,018	1,207,708	-	-	-	-	-	-	1,329,826	1,343,018	1,207,708
Unrestricted Benefits Generating Plan - PGBL	-	-	-	12,029,539	11,791,264	10,820,472	-	-	-	12,029,539	11,791,264	10,820,472
Long-Term Life Insurance - VGBL	-	-	-	37,325,751	36,583,871	30,402,963	-	-	-	37,325,751	36,583,871	30,402,963
Traditional plans	-	-	-	16,490,506	16,228,410	15,592,730	-	-	-	16,490,506	16,228,410	15,592,730
Savings bonds	-	-	-	-	-	-	3,317,077	3,141,413	2,784,632	3,317,077	3,141,413	2,784,632
Total technical provisions	7,016,393	6,971,977	6,510,503	68,974,917	67,571,601	59,533,456	3,317,077	3,141,413	2,784,632	79,308,387	77,684,991	68,828,591
(1) See Note 21a item 1.

Notes to the Consolidated Financial Statements

  c) Guarantees of technical provisions

	R$ thousand
	Insurance			Life and Private Pension Plans			Savings bonds			Total
	2010		2009	2010		2009	2010		2009	2010		2009
	June 30	March 31	June 30	June 30	March 31	June 30	June 30	March 31	June 30	June 30	March 31	June 30
Investment fund quotas (VGBL and PGBL)	-	-	-	49,355,290	48,375,134	41,223,435	-	-	-	49,355,290	48,375,134	41,223,435
Investment fund quotas (excluding VGBL and PGBL)	5,911,775	5,807,731	5,056,855	14,624,897	15,174,562	13,505,673	3,036,637	2,863,138	2,486,790	23,573,309	23,845,431	21,049,318
Government securities	-	-	350,838	4,146,162	3,021,687	3,133,560	-	-	-	4,146,162	3,021,687	3,484,398
Private securities	22,296	22,584	168,351	798,531	775,134	623,854	182,842	175,832	127,621	1,003,669	973,550	919,826
Shares	2,111	2,027	2,826	27,868	202,499	1,061,970	297,613	222,457	260,144	327,592	426,983	1,324,940
Receivables	704,274	686,790	530,570	-	-	-	-	-	-	704,274	686,790	530,570
Real estate	-	-	7,136	-	-	-	-	-	10,108	-	-	17,244
Deposits retained at IRB and court deposits	6,552	6,428	6,689	65,770	58,121	65,825	-	-	-	72,322	64,549	72,514
Reinsurance credits	620,754	671,710	623,926	7,126	5,349	6,207	-	-	-	627,880	677,059	630,133
Total guarantees of technical provisions	7,267,762	7,197,270	6,747,191	69,025,644	67,612,486	59,620,524	3,517,092	3,261,427	2,884,663	79,810,498	78,071,183	69,252,378

Notes to the Consolidated Financial Statements

  d) Retained premiums from insurance, private pension plans contributions and savings bonds

	R$ thousand
	2010			2009
	2nd quarter	1st quarter	1st half	1st half
Premiums written	3,545,445	3,085,812	6,631,257	5,948,446
Supplementary private pension plan contributions (including VGBL)	3,052,115	3,290,559	6,342,674	5,051,552
Revenues from savings bonds	593,584	526,192	1,119,776	896,139
Coinsurance premiums	(31,847)	(27,376)	(59,223)	(236,839)
Refunded premiums	(23,633)	(23,853)	(47,486)	(50,927)
Net premiums written	7,135,664	6,851,334	13,986,998	11,608,371
Reinsurance premiums	(79,658)	(60,367)	(140,025)	(125,408)
Retained premiums from insurance, private pension plans and savings bonds	7,056,006	6,790,967	13,846,973	11,482,963

  22) MINORITY INTEREST IN SUBSIDIARIES

	R$ thousand
	2010		2009
	June 30	March 31	June 30
Andorra Holdings S.A.	180,812	176,087	165,738
Banco Bradesco BBI S.A.	89,956	88,374	85,134
Celta Holding S.A.	61,048	60,085	65,686
Other (1)	346,133	492,001	37,969
Total	677,949	816,547	354,527
(1) Mainly minority interest at Odontoprev S.A., which reduced its capital stock in the first half of 2010.

  23) SHAREHOLDERS’ EQUITY (PARENT COMPANY)

  a) Breakdown of capital stock in number of shares

  Fully subscribed and paid-up capital stock comprises non-par, registered, book-entry shares.

	2010		2009
	June 30	March 31	June 30
Common shares	1,881,225,318	1,710,204,835	1,534,934,979
Preferred shares	1,881,225,123	1,710,204,658	1,534,934,821
Subtotal	3,762,450,441	3,420,409,493	3,069,869,800
Treasury (common shares)	-	-	(146,721)
Treasury (preferred shares)	-	-	(34,600)
Total outstanding shares	3,762,450,441	3,420,409,493	3,069,688,479

Notes to the Consolidated Financial Statements

  b) Breakdown of capital stock in number of shares

	Common	Preferred	Total
Number of outstanding shares on December 31, 2009	1,710,204,835	1,710,345,568	3,420,550,403
Shares acquired and cancelled	-	(140,910)	(140,910)
Capital stock increase with share issue – 10% bonus stock (1)	171,020,483	171,020,465	342,040,948
Number of outstanding shares on June 30, 2010	1,881,225,318	1,881,225,123	3,762,450,441
(1) It benefitted shareholders registered on the bank on July 13, 2010.

  At a Special Shareholders’ Meeting held on June 10, 2010, the capital stock increase by R$2,000,000 thousand, from R$26,500,000 thousand to R$28,500,000 thousand was resolved. Capital will be increased by means of the capitalization of part of the balance of "Profit Reserves -Statutory Reserves" account, as set forth in Article 169 of Law 6,404/76, with a 10% stock bonus, upon the issue of 342,040,948 new nominative, book-entry shares with no par value, out of which 171,020,483 are common and 171,020,465 are preferred shares, attributed free of charge to shareholders as bonuses at the ratio of one (1) new share to each ten (10) shares of the type of shares they hold, benefitting shareholders registered as such in the Bank’s records on July 13, 2010.

  Concurrently to the operation in the Brazilian Market, and at the same ratio, American Depositary Receipts (ADRs) were entitled to bonus in the American Market (NYSE) and Global Depositary Receipts (GDRs) in the European Market (Latibex). Investors received one (1) new DR for each ten (10) DRs they held on July 13, 2010.

  c) Interest on shareholders’ equity/dividends

  Preferred shares have no voting rights, but are entitled to all rights and advantages given to common shares and, in compliance with Bradesco’s Bylaws, have priority in repayment of capital and additional ten per cent (10%) of interest on shareholders’ equity and/or dividends, in accordance with the provisions of Paragraph 1, item II, of Article 17 of Law 6,404/76, with the new wording given in Law 10,303/01.

  According to Bradesco’s Bylaws, shareholders are entitled to interest on shareholders’ equity and/or total dividends of at least 30% of the net income for the year, adjusted in accordance with Brazilian Corporation Law.

  Interest on shareholders’ equity is calculated based on the shareholders' equity accounts and is limited to the variation in the Federal Government Long-Term Interest Rate (TJLP), provided there are available profits, calculated prior to the deduction thereof, or retained earnings and profit reserves in amounts equivalent to, or exceeding twice, the amount of such interest.

  Bradesco’s capital remuneration policy aims at distributing the interest on shareholders’ equity at the maximum amount calculated pursuant to prevailing laws, and this is included, net of Withholding Income Tax, in the calculation of the mandatory dividends of the year set forth in the Company’s Bylaws.

  The Board of Directors’ Meeting held on December 4, 2009 approved the Board of Executive Officers’ proposal for the payment of supplementary interest on shareholders’ equity to shareholders for the fiscal year of 2009 in the amount of R$1,632,000 thousand, out of which R$0.499755537 (net of withholding income tax of 15% - R$0.424792206) per common share and R$0.549731091 (net of 15% withholding income tax - R$0.467271427) per preferred share, the payment of which will be made on March 9, 2010.

Notes to the Consolidated Financial Statements

  At the Board of Directors’ Meeting held on February 10, 2010, the board members approved the proposal of the Board of Executive Officers related to the payment of additional interest on shareholders’ equity and dividends to shareholders related to 2009, in the amount of R$76,995 thousand, of which R$0.021438536 per common share and R$0.023582390 per preferred shares, the payment of which was made on March 9, 2010.

  At a Board of Directors’ Meeting held on June 28, 2010, the Board of Executive Officers’ proposal was approved, which addresses the payment to shareholders of interim interest on shareholders’ equity for the first half of 2010 in the amount of R$558,600 thousand, out of which R$0.155520588 (net of withholding income tax of 15% - R$0.132192500) per common share and R$0.171072647 (net of withholding income tax of 15% - R$0.145411750) per preferred share, paid on July 19, 2010.

  The calculation of interest on shareholders’ equity and dividends related to the first half of 2010 is as follows:

	R$ thousand	% (1)
Net income for the period	4,508,024
(-) Legal reserve	(225,401)
Adjusted calculation basis	4,282,623
Interest on shareholders’ equity (gross) provisioned (payable)	1,257,960
Withholding income tax on interest on shareholders’ equity	(188,694)
Interest on shareholders’ equity (net)	1,069,266
Monthly dividends paid and provisioned	280,522
Interest on shareholders’ equity (net) and dividends in 1H10 YTD	1,349,788	31.52
Interest on shareholders’ equity (net) and dividends in 1H09 YTD	1,203,982	31.52
(1) Percentage of interest on shareholders’ equity/dividends over adjusted calculation basis.

  Interest on shareholders’ equity and dividends were paid and provisioned as follows:

Description	R$ thousand
	Per share (gross)		Gross paid/ provisioned amount	Withholding Income Tax (IRRF) (15%)	Net paid/ provisioned amount
	Common shares	Preferred shares
Provisioned supplementary interest on shareholders’ equity	0.192052	0.211257	619,017	92,853	526,164
Provisioned interim interest on shareholders’ equity	0.155521	0.171073	501,269	75,190	426,079
Monthly dividends	0.078114	0.085926	251,739	-	251,739
Total in 1H09	0.425687	0.468256	1,372,025	168,043	1,203,982
Provisioned interest on shareholders’ equity	0.169299	0.186229	608,025	91,204	516,821
Monthly dividends	0.039658	0.043624	138,105	-	138,105
Total in 1Q10	0.208957	0.229853	746,130	91,204	654,926
Provisioned interest on shareholders’ equity	0.025431	0.027974	91,335	13,700	77,635
Provisioned interim interest on shareholders’ equity (1)	0.155521	0.171073	558,600	83,790	474,810
Monthly dividends	0.039658	0.043624	142,417	-	142,417
Total in 2Q10	0.220610	0.242671	792,352	97,490	694,862
Provisioned interest on shareholders’ equity	0.194730	0.214203	699,360	104,904	594,456
Provisioned interim interest on shareholders’ equity (1)	0.155521	0.171073	558,600	83,790	474,810
Monthly dividends	0.079316	0.087248	280,522	-	280,522
Total in 1H10	0.429567	0.472524	1,538,482	188,694	1,349,788
(1) Paid on July 19, 2010.

Notes to the Consolidated Financial Statements

  d) Treasury shares

  The Special Shareholders’ Meeting held on March 10, 2010, approved the proposal of the Board of Directors to cancel 6,676,340 registered book-entry shares, held in treasury, of which 3,338,170 common and 3,338,170 preferred, representing the capital stock but not reducing it.

  24) FEE AND COMMISSION INCOME

	R$ thousand
	2010			2009
	2nd quarter	1st quarter	1st half	1st half
Card income	974,002	954,748	1,928,750	1,662,497
Checking accounts	576,618	542,148	1,118,766	1,098,820
Loan operations	454,586	406,909	861,495	759,532
Asset management	440,849	429,512	870,361	750,975
Collections	265,115	257,340	522,455	483,546
Custody and brokerage services	115,340	114,014	229,354	190,600
Consortium management	104,596	97,252	201,848	165,249
Taxes paid	69,541	69,018	138,559	126,032
Underwriting	39,521	76,227	115,748	188,853
Other	152,880	133,263	286,143	271,292
Total	3,193,048	3,080,431	6,273,479	5,697,396

  25) PERSONNEL EXPENSES

	R$ thousand
	2010			2009
	2nd quarter	1st quarter	1st half	1st half
Payroll	1,062,579	1,000,991	2,063,570	1,908,647
Benefits	423,991	417,442	841,433	719,485
Social security charges	400,301	376,441	776,742	657,237
Employee profit sharing	196,553	205,019	401,572	253,727
Provision for labor claims	127,916	109,209	237,125	177,728
Training	26,356	11,469	37,825	42,943
Total	2,237,696	2,120,571	4,358,267	3,759,767

Notes to the Consolidated Financial Statements

  26) OTHER ADMINISTRATIVE EXPENSES

	R$ thousand
	2010			2009
	2nd quarter	1st quarter	1st half	1st half
Third-party services	730,204	724,077	1,454,281	1,190,520
Communication	342,609	334,475	677,084	601,450
Advertising and publicity	156,337	152,363	308,700	193,414
Depreciation and amortization	238,393	221,516	459,909	328,792
Depreciation of financial leasing - Law 11,638/07	82,247	91,863	174,110	182,266
Transportation	160,839	142,311	303,150	266,940
Financial system services	92,158	86,059	178,217	123,541
Rentals	137,015	143,519	280,534	275,028
Data processing	205,812	190,766	396,578	364,848
Asset maintenance and conservation	109,669	107,456	217,125	204,083
Asset leasing	87,025	97,710	184,735	215,139
Asset leasing - Law 11,638/07	(82,247)	(91,863)	(174,110)	(210,915)
Supplies	66,352	62,564	128,916	101,493
Security and surveillance	66,466	66,143	132,609	120,589
Water, electricity and gas	52,579	54,853	107,432	102,376
Travels	28,884	21,154	50,038	35,309
Other	188,572	159,283	347,855	230,584
Total	2,662,914	2,564,249	5,227,163	4,325,457

  27) TAX EXPENSES

	R$ thousand
	2010			2009
	2nd quarter	1st quarter	1st half	1st half
Contribution for Social Security Financing (Cofins)	493,081	489,804	982,885	882,286
Tax on Services (ISS)	92,285	88,521	180,806	167,305
Social Integration Program (PIS) contribution	83,978	82,798	166,776	169,215
Municipal Real Estate Tax (IPTU) expenses	7,031	16,055	23,086	20,199
Other	44,774	58,565	103,339	79,699
Total	721,149	735,743	1,456,892	1,318,704

Notes to the Consolidated Financial Statements

  28) OTHER OPERATING INCOME

	R$ thousand
	2010			2009
	2nd quarter	1st quarter	1st half	1st half
Other interest income	252,033	224,548	476,581	397,796
Reversal of other operating provisions	76,726	94,069	170,795	100,731
Gains on sale of goods	13,780	13,711	27,491	12,898
Revenues from recovery of charges and expenses	17,769	13,050	30,819	32,326
Others	247,083	308,808	555,891	569,933
Total	607,391	654,186	1,261,577	1,113,684

  29) OTHER OPERATING EXPENSES

	R$ thousand
	2010			2009
	2nd quarter	1st quarter	1st half	1st half
Other financial expenses	526,268	631,509	1,157,777	1,222,620
Sundry losses	318,049	305,599	623,648	533,510
Interest expenses with leasing obligations - Law 11,638/07	(58,033)	15,370	(42,663)	60,243
Intangible assets amortization – acquisition of banking services rights	148,550	143,009	291,559	227,148
Expenses with other operating provisions (1)	229,379	573,379	802,758	605,216
Goodwill amortization	56,011	58,873	114,884	49,155
Other	333,961	254,478	588,439	649,272
Total	1,554,185	1,982,217	3,536,402	3,347,164
(1)

  Includes supplementary provision for civil lawsuits –economic plans in the first half of 2010 – R$111,559 thousand (in the first half of 2009 – R$416,321 thousand) and R$75,603 thousand in the second quarter of 2010 (R$35,661 thousand in the first quarter of 2010) and provision for tax contingencies (first quarter and first semester of 2010) amounting to R$396,731 thousand.

  30) NON-OPERATING RESULT

	R$ thousand
	2010			2009
	2nd quarter	1st quarter	1st half	1st half
Result on sale and write-off of assets and investments (1)	(95,876)	(86,420)	(182,296)	1,924,427
Non-operating provisions	(12,226)	(17,511)	(29,737)	(46,882)
Others	(13,951)	8,557	(5,394)	25,194
Total	(122,053)	(95,374)	(217,427)	1,902,739
(1)	Includes R$1,999,228 thousand in the first half of 2009, which is the result in the partial spin-off of Visanet (currently Cielo) shares, net of distribution charges.

Notes to the Consolidated Financial Statements

  31) TRANSACTIONS WITH CONTROLLING SHAREHOLDERS (DIRECT AND INDIRECT)

  a) Transactions with parent companies (direct and indirect) are carried out in conditions and at rates compatible with the averages practiced with third parties, and effective on the dates of the operations, and are as follows:

	R$ thousand
	2010		2009	2010			2009
	June 30	March 31	June 30	2nd quarter	1st quarter	1st half	1st half
	Assets (liabilities)	Assets (liabilities)	Assets (liabilities)	Revenues (expenses)	Revenues (expenses)	Revenues (expenses)	Revenues (expenses)
Interest on shareholders’ equity and dividends:	(170,776)	(13,889)	(154,702)	-	-	-	-
Cidade de Deus Companhia Comercial de Participações	(118,445)	(9,789)	(107,677)	-	-	-	-
Fundação Bradesco	(52,331)	(4,100)	(47,025)	-	-	-	-
Demand deposits:	(309)	(300)	(864)	-	-	-	-
Fundação Bradesco	(296)	(282)	(810)	-	-	-	-
Elo Participações e Investimentos S.A.	(5)	(9)	(6)	-	-	-	-
Nova Cidade de Deus Participações S.A.	(1)	(9)	(2)	-	-	-	-
Cidade de Deus Companhia Comercial de Participações	(7)	-	(46)	-	-	-	-
Time deposits:	(11,441)	(8,834)	(40,191)	(4)	(13)	(17)	(16)
Cidade de Deus Companhia Comercial de Participações	(11,441)	(8,834)	(40,191)	(4)	(13)	(17)	(16)
Rental of branches:	-	-	-	(119)	(117)	(236)	(229)
Fundação Bradesco	-	-	-	(119)	(117)	(236)	(229)
Subordinated debts:	(163,214)	(142,658)	(200,100)	(3,376)	(2,773)	(6,149)	(6,963)
Cidade de Deus Companhia Comercial de Participações	(88,507)	(69,570)	(65,401)	(1,746)	(1,336)	(3,082)	(1,541)
Fundação Bradesco	(74,707)	(73,088)	(134,699)	(1,630)	(1,437)	(3,067)	(5,422)

Notes to the Consolidated Financial Statements

  b) Compensation of key Management personnel

  Each year, the Annual Shareholders’ Meeting approves:

    The annual overall amount of management compensation, set forth at the Board of Directors Meetings among the board members and members of the Board of Executive Officers, as determined by the Company’s Bylaws; and

    The amount allocated to finance supplementary private pension plans to the Management, within the private pension plan for employees and management of the Bradesco Organization.

  For 2010, the maximum amount of R$256,400 thousand was set for management compensation (salaries and bonuses) and R$231,000 thousand to finance defined contribution supplementary private pension plans.

  Short-term Management benefits

	R$ thousand
	2010			2009
	2nd quarter	1st quarter	1st half	1st half
Salaries	35,260	35,639	70,899	69,993
Bonuses	34,632	30,068	64,700	11,954
Subtotal	69,892	65,707	135,599	81,947
INSS contributions	15,680	14,688	30,368	18,385
Total	85,572	80,395	165,967	100,332

  Post-employment benefits

	R$ thousand
	2010			2009
	2nd quarter	1st quarter	1st half	1st half
Defined contribution supplementary private pension plans	34,917	35,094	70,011	27,033
Total	34,917	35,094	70,011	27,033

  Bradesco does not offer long-term benefits related to severance pay or share-based compensation to its key Management personnel.

  Other information

  I) According to current laws, financial institutions are not allowed to grant loans or advances to:

  a) Officers and members of the advisory, administrative, fiscal or similar councils, as well as to their respective spouses and family members up to the second degree;

  b) Individuals or corporations that own more than 10% of their capital; and

  c) Corporations of which the financial institution itself, any officers or administrators of the institution, as well as their spouses and respective family members up to the second degree own more than 10%;

Notes to the Consolidated Financial Statements

  Therefore, no loans or advances are granted by financial institutions to any subsidiary, members of the Board of Directors or Board of Executive Officers and their relatives.

  II) Shareholding

  Members of the Board of Directors and Board of Executive Officers, jointly, had the following shareholding in Bradesco on June 30, 2010:

• Common shares	0.74%
• Preferred shares	1.08%
• Total shares	0.91%

  32) FINANCIAL INSTRUMENTS

  a) Risk management process

  The Bradesco Organization considers risk management essential to all its activities, using it to add value to its business, as it supports business areas in the planning of its activities, maximizing the use of own and third-party resources, for the benefit its stakeholders and the company.

  Risk management activity is highly strategic due to the increasing complexity of services and products offered and the globalization of the Organization’s business, reason why it is always improving its processes, using as base the best international practices, Brazilian rules and the recommendations of the New Capital Accord.

  Several investments are made in initiatives related to risk management processes, especially in staff training to improve the quality of said processes and ensure the necessary focus, inherent to these activities that generate a strong added value. In this context, the Organization has three large pillars that support the entire risk management structure: i) corporate governance; ii) management structure; and iii) risk management methodology.

  Credit risk management

  Credit risk is the possibility of losses associated to the non-compliance by the borrower or counterparty of their respective financial obligations pursuant to agreed terms, as well as to the reduction of a loan agreement value from decrease in the borrower’s risk rating, to the reduction of gains or compensations, the advantages in renegotiations, recovery costs and other values related to the counterparty’s non-compliance with its financial obligations.

  To mitigate credit risk, the Organization continuously reviews credit activities processes, implementing improvements, examining and preparing inventories of its models, as well as monitoring concentrations and identifying new areas of credit risks.

  Market risk management

  Market risk is the possibility of loss by fluctuating market prices and rates, once asset and liability portfolios of the Organization may present mismatches in terms, currencies and indexes.

  Market risk management at Bradesco enables the Organization to make strategic decisions with agility and a high level of reliance. Market risk is carefully monitored, assessed and managed. The Organization’s market risk profile is conservative and all guidelines are monitored independently and on a daily basis.

Notes to the Consolidated Financial Statements

  Market risk is controlled for all of the Organization’s companies in a corporate and centralized manner. All activities exposed to market risk are mapped, measured and classified by probability and importance, with their respective mitigation plans are duly approved by the corporate governance structure.

  Bradesco always seeks to comply with the best international market practices, local regulations, and the recommendations of the New Basel Capital Accord. Therefore, the Bank applied to the Brazilian Central Bank to use its internal market risk models for capital allocation, in June 30, 2010, in accordance with the requirements of the agency, and consequently, in accordance with the New Basel Capital Accord. Thus, the Bank expects to reduce capital allocation for market risk once it starts utilizing its internal models after Bacen’s approval.

  The performance of limits is monitored daily by the Integrated Risk Control Department, which is independent to business management and adopts the Parametric VaR (Value at Risk) outlook, in the calculation of the trading portfolio risk, with a 99% confidence level, one-day horizon, and correlations and volatilities calculated using statistical methods in which recent returns are given more importance. In addition, the methodology applied and current statistic models in the measurement of market risks are evaluated daily using backtesting techniques.

  We present below the balance sheet by currency

	R$ thousand
	2010				2009
	June 30			March 31	June 30
	Balance	Domestic	Foreign (1) (2)	Foreign (1) (2)
Assets
Current and long-term assets	547,867,974	510,589,299	37,278,675	37,776,780	40,350,600
Funds available	6,877,457	5,652,620	1,224,837	3,495,086	2,054,447
Interbank investments	96,477,836	94,358,165	2,119,671	1,775,342	1,981,479
Securities and derivative financial instruments	156,754,995	149,561,389	7,193,606	8,129,971	9,154,621
Interbank and interdepartmental accounts	50,426,498	50,073,037	353,461	420,080	492,959
Loan and leasing operations	176,179,871	159,375,798	16,804,073	15,472,497	12,417,025
Other receivables and assets	61,151,317	51,568,290	9,583,027	8,483,804	14,250,069
Permanent assets	10,232,242	10,094,882	137,360	6,936	8,096
Investments	1,553,104	1,553,104	-	-	-
Premises and equipment and leased assets	3,426,951	3,414,428	12,523	6,789	7,989
Intangible assets	5,252,187	5,127,350	124,837	147	107
Total	558,100,216	520,684,181	37,416,035	37,783,716	40,358,696

Liabilities
Current and long-term liabilities	512,790,387	483,097,638	29,692,749	29,104,194	33,421,489
Deposits	178,451,969	174,408,389	4,043,580	5,587,141	6,468,183
Federal funds purchased and securities sold under agreements to repurchase	131,133,713	130,481,230	652,483	856,962	195,937
Funds from issuance of securities	12,729,361	6,977,014	5,752,347	5,334,656	4,559,262
Interbank and interdepartmental accounts	2,777,321	1,375,569	1,401,752	1,074,144	1,057,044
Borrowing and onlending	35,033,291	24,865,101	10,168,190	9,364,778	11,384,347
Derivative financial instruments	1,096,892	942,503	154,389	211,064	253,523
Technical provision of insurance, private pension plans and savings bonds	79,308,387	79,306,716	1,671	1,786	2,432
Other liabilities:
- Subordinated debt	23,384,611	20,100,336	3,284,275	3,853,943	2,737,176
- Other	48,874,842	44,640,780	4,234,062	2,819,720	6,763,585
Deferred income	336,557	336,557	-	-	-
Minority interest in subsidiaries	677,949	677,949	-	-	-
Shareholders’ equity	44,295,323	44,295,323	-	-	-
Total	558,100,216	528,407,467	29,692,749	29,104,194	33,421,489
Net position of assets and liabilities			7,723,286	8,679,522	6,937,207
Net position of derivatives (2)			(18,758,573)	(18,370,200)	(15,021,804)
Other net memorandum accounts (3)			(2,471)	(409,771)	(76,064)
Net exchange position (liability)			(11,037,758)	(10,100,449)	(8,160,661)
(1)	Amounts expressed and/or indexed mainly in USD;
(2)	Excluding operations maturing in D+1, to be settled at the rate of the last day of the month; and
(3)	Other commitments recorded in memorandum accounts.

Notes to the Consolidated Financial Statements

  We present the VaR in the chart below

Risk factors	R$ thousand
	2010		2009
	June 30	March 31	June 30
Fixed rates	3,544	3,870	5,680
Internal exchange coupon	1,505	729	876
Foreign currency	172	12,789	6,709
IGP-M	494	512	154
IPCA	716	1,200	69,167
Variable income	4,894	3,264	2,952
Sovereign/Eurobonds and Treasuries	3,113	2,250	34,619
Other	4	23	94
Correlation/diversification effect	(8,900)	(8,382)	(35,176)
VaR (Value at Risk)	5,542	16,255	85,075

  Sensitivity analysis

  In conformity with good risk management governance practice, Bradesco maintains a continued process of management of its positions, which encompasses control of all positions exposed to market risk by means of measures compatible with the best international practices and the New Basel Capital Accord. It is also worth mentioning that financial institutions have risk limits and controls and leverage regulated by Bacen.

  Risk limit proposals are validated by specific business committees and submitted to the approval of the Integrated Risk Management and Capital Allocation Committee, complying with limits laid down by the Board of Directors, according to the positions’ targets, which are divided into the following portfolios:

    Trading Portfolio: consists of all financial instruments, commodities, derivatives operations held for trading or as a hedge of other trading portfolios, which are not subject to trading restrictions.
    Operations intended for trading are those for resale, to take advantage of expected or effective price movements, or for arbitrage purposes.

    Banking Portfolio: operations not classified in the Trading Portfolio, consist of structural operations of various lines of the Organization’s business and eventual hedges.

  Financial exposure impacts of the Banking Portfolio (mainly interest rates and price indexes) do not necessarily represent an accounting loss for the Organization, due to the following reasons:

    part of loan operations held in the Banking Portfolio is funded by demand deposits and/or savings deposits, which provides a natural hedge for eventual interest rate fluctuations;

Notes to the Consolidated Financial Statements

    for the Banking Portfolio, interest rates fluctuations do not necessarily have a material impact on the Organization’s results, since the intention is to hold the loan operations until their maturity; and

    derivative operations of the Banking Portfolio are used to hedge operations with clients or to hedge investments abroad, also considering the tax effect on foreign exchange rate fluctuation.

  The following tables present the financial exposure sensitivity analysis on June 30, 2010 and March 31, 2010 (Trading and Banking Portfolios) pursuant to CVM Rule 475/08 and do not reflect how these market risk exposures are managed in the Organization’s daily operations, according to information provided in this note.

On June 30, 2010 - R$ thousand
Risk factors	Trading and Banking portfolios	Scenarios (1)
	Definition	1	2	3
Interest rates in Reais	Exposures subject to changes in fixed interest rates and interest rate coupon	(2,786)	(821,984)	(1,578,689)
Price indexes	Exposures subject to the changes in price indexcoupon rate	(9,339)	(1,288,063)	(2,287,844)
Domestic exchange coupon	Exposures subject to the changes in foreign currency coupon rate	(108)	(7,667)	(15,214)
Foreign currency	Exposures subject to exchange variation	(43)	(1,069)	(2,137)
Equities	Exposures subject to stocks price variation	(14,026)	(350,658)	(701,315)
Sovereign/Eurobonds and Treasuries	Exposures subject to the interest rate variation of securities traded on the international market	(445)	(14,411)	(28,648)
Other	Exposures not classified in the previous definitions	-	(1)	(2)
Total not correlated		(26,747)	(2,483,853)	(4,613,849)
Total correlated		(17,480)	(1,672,997)	(3,067,224)

On March 31, 2010 - R$ thousand
Risk factors	Trading and Banking portfolios	Scenarios (1)
	Definition	1	2	3
Interest rates in Reais	Exposures subject to fixed interest rates variation and interest rate coupon	(2,397)	(703,021)	(1,352,400)
Price indexes	Exposures subject to the variation of price index coupon rate	(8,202)	(1,121,631)	(1,999,521)
Domestic exchange coupon	Exposures subject to the variation of foreign currency coupon rate	(73)	(2,490)	(4,927)
Foreign currency	Exposures subject to exchange variation	(4,940)	(123,510)	(247,021)
Equities	Exposures subject to stocks price variation	(14,300)	(357,497)	(714,994)
Sovereign/Eurobonds and Treasuries	Exposures subject to the interest rate variation of securities traded on the international market	(764)	(41,823)	(81,213)
Other	Exposures not classified into previous definitions	-	(1)	(2)
Total not correlated		(30,676)	(2,349,973)	(4,400,078)
Total correlated		(15,392)	(1,510,989)	(2,787,843)

(1) Amounts net of tax effects

Notes to the Consolidated Financial Statements

  We present below the sensitivity analysis of the Trading Portfolio, which represents exposures that may cause material impacts on the Organization’s results. It is worth mentioning that results show the impacts for each scenario for a static portfolio position on June 30, 2010 and March 31, 2010. The market dynamism results in continuous changes in these positions and does not necessarily reflect the current position. In addition, as previously mentioned, we maintain a continued process of market risk management, which continuously seeks, through market dynamics, ways of mitigating/minimizing related risks, according to the strategy determined by Senior Management. Therefore, in case of signs of deterioration in a certain position, proactive measures are taken to minimize potential negative impacts, aiming at maximizing the risk/return ratio for the Organization.

On June 30, 2010 - R$ thousand
Risk factors	Trading portfolios	Scenarios (1)
	Definition	1	2	3
Interest rates in Reais	Exposures subject to changes in fixed interest rates and interest rate coupon	(215)	(57,019)	(112,008)
Price indexes	Exposures subject to changes in price index coupon rate	(41)	(6,240)	(11,794)
Domestic exchange coupon	Exposures subject to the changes in foreign currency coupon rate	(35)	(2,865)	(5,650)
Foreign currency	Exposures subject to exchange variation	(43)	(1,069)	(2,137)
Equities	Exposures subject to stocks price variation	(583)	(14,563)	(29,125)
Sovereign/Eurobonds and Treasuries	Exposures subject to the interest rate variation of securities traded on the international market	(211)	(6,611)	(13,066)
Other	Exposures not classified in the previous definitions	-	(1)	(2)
Total not correlated		(1,128)	(88,368)	(173,782)
Total correlated		(588)	(59,627)	(117,213)

On March 31, 2010 - R$ thousand
Risk factors	Trading portfolio	Scenarios (1)
	Definition	1	2	3
Interest rates in Reais	Exposures subject to changes in fixed interest rates and interest rate coupon	(162)	(33,868)	(67,095)
Price indexes	Exposures subject to changes in price index coupon rate	(64)	(9,377)	(18,435)
Domestic exchange coupon	Exposures subject to changes in foreign currency coupon rate	(29)	(1,856)	(3,666)
Foreign currency	Exposures subject to exchange variation	(4,940)	(123,510)	(247,021)
Equities	Exposures subject to stocks price variation	(939)	(23,478)	(46,956)
Sovereign/Eurobonds and Treasuries	Exposures subject to the interest rate variation of securities traded on the international market	(211)	(7,019)	(13,692)
Other	Exposures not classified in the previous definitions	-	(1)	(2)
Total not correlated		(6,345)	(199,109)	(396,867)
Total correlated		(4,720)	(130,565)	(260,596)

(1) Amounts net of tax effects.

Notes to the Consolidated Financial Statements

  Sensitivity analyses were carried out based on scenarios prepared for the respective dates, always considering market data on the time and scenarios they would adversely affect our positions:

Scenario 1:

  Based on market information from June 30, 2010 and March 31, 2010 (BM&FBovespa, Anbima, etc), base point stresses were applied for interest rates and 1% variation for prices. For instance, in the scenario applied to positions on June 30, 2010, the exchange rate of Reais/Dollar was R$1.82, whereas on March 31, 2010 it was R$1.80. For the interest rate scenario, the 1-year fixed interest rate applied on the positions at June 30, 2010 and March 31, 2010 were 11.88% p.a. and 10.88% p.a., respectively.

Scenario 2:

  25% stresses were determined based on the markets at June 30, 2010 and March 31, 2010. For instance, in the scenario applied to positions on June 30, 2010, the exchange rate of Reais/Dollar was R$2.25, whereas on March 31, 2010 it was R$2.23. For the interest rate scenario, the 1-year fixed interest rate applied to positions on June 30, 2010 and March 31, 2010 were 14.84% p.a. and 13.58% p. a., respectively. Scenarios for other risk factors also represented a 25% stress on the respective curves or prices.

Scenario 3:

  50% stresses were determined based on the markets on June 30, 2010 and March 31, 2010. For instance, in the scenario applied to positions on June 30, 2010, the exchange rate of Reais/Dollar was R$2.70, whereas on March 31, 2010 it was R$2.67. For the interest rate scenario, the 1-year fixed interest rate applied to positions on June 30, 2010 and March 31, 2010 were 17.81% p.a. and 16.30% p.a., respectively. Scenarios for other risk factors also represented a 50% stress on the respective curves or prices.

  Liquidity Risk

  The Liquidity Risk is the possibility of the Organization not having enough financial funds to honor its commitments due to the mismatch between payments and deposits, taking in consideration different currencies and the settlement terms of its rights and obligations.

  Bradesco has a Liquidity Risk Policy that establishes the minimum liquidity levels that the Organization must keep, as well as instruments to manage the liquidity in regular and crisis scenarios. The liquidity risk is controlled daily in an independent manner, with the distribution of reports to the management and control areas, as well as the Board of Executive Officers.

Notes to the Consolidated Financial Statements

  We present the Balance Sheet by maturity in the chart below

	R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Not stated maturity	Total
Assets
Current and long-term assets	305,843,229	67,414,417	41,538,244	133,072,084	-	547,867,974
Funds available	6,877,457	-	-	-	-	6,877,457
Interbank investments	83,574,533	11,129,461	1,219,118	554,724	-	96,477,836
Securities and derivative financial instruments (1)	116,394,172	3,902,285	9,132,831	27,325,707	-	156,754,995
Interbank and interdepartmental accounts	49,936,165	4,300	3,577	482,456	-	50,426,498
Loan and leasing operations	22,377,984	44,764,038	26,486,398	82,551,451	-	176,179,871
Other receivables and assets	26,682,918	7,614,333	4,696,320	22,157,746	-	61,151,317
Permanent assets	193,854	888,434	820,796	6,427,087	1,902,071	10,232,242
Investments	-	-	-	-	1,553,104	1,553,104
Premises and equipment and leased assets	49,363	246,829	296,195	2,485,597	348,967	3,426,951
Intangible assets	144,491	641,605	524,601	3,941,490	-	5,252,187
Total on June 30, 2010	306,037,083	68,302,851	42,359,040	139,499,171	1,902,071	558,100,216
Total on March 31, 2010	273,314,225	80,703,635	38,559,657	138,165,642	1,882,901	532,626,060
Total on June 30, 2009	279,140,521	59,419,489	31,544,090	110,973,960	1,399,547	482,477,607
Liabilities
Current and long-term liabilities	264,445,256	32,575,624	31,068,184	184,701,323	-	512,790,387
Deposits (2)	85,969,992	11,309,883	7,422,967	73,749,127	-	178,451,969
Federal funds purchased and securities sold under agreements to repurchase	87,142,057	8,103,183	5,113,091	30,775,382	-	131,133,713
Funds from issuance of securities	280,343	1,806,967	2,019,857	8,622,194	-	12,729,361
Interbank and interdepartmental accounts	2,777,321	-	-	-	-	2,777,321
Borrowing and onlending	2,458,917	7,610,125	6,345,906	18,618,343	-	35,033,291
Derivative financial instruments	682,095	239,392	65,871	109,534	-	1,096,892
Technical provisions for insurance, private pension plans and savings bonds (2)	57,271,121	1,955,146	1,076,134	19,005,986	-	79,308,387
Other liabilities:
- Subordinated debts	57,732	76,456	4,789,923	18,460,500	-	23,384,611
- Other	27,805,678	1,474,472	4,234,435	15,360,257	-	48,874,842
Deferred income	336,557	-	-	-	-	336,557
Minority interest in subsidiaries	-	-	-	-	677,949	677,949
Shareholders’ equity	-	-	-	-	44,295,323	44,295,323
Total on June 30, 2010	264,781,813	32,575,624	31,068,184	184,701,323	44,973,272	558,100,216
Total on March 31, 2010	258,462,052	29,094,014	33,902,414	166,729,367	44,438,213	532,626,060
Total on June 30, 2009	223,529,673	28,016,494	25,336,619	167,378,049	38,216,772	482,477,607
Accumulated net assets on June 30, 2010	41,255,270	76,982,497	88,273,353	43,071,201	-	-
Accumulated net assets on March 31, 2010	14,852,173	66,461,794	71,119,037	42,555,312	-	-
Accumulated net assets on June 30, 2009	55,610,848	87,013,843	93,221,314	36,817,225	-	-

(1)	Investments in investment funds are classified as up to 30 days; and
(2)	Demand and savings deposits and technical provisions for insurance, private pension plans and savings bonds comprising VGBL and PGBL products are classified as up to 30 days, without considering average historical turnover.

Notes to the Consolidated Financial Statements

  Capital Adequacy Ratio (Basel)

  The Organization’s risk management seeks to optimize the risk-return ratio, aiming at minimizing losses, through the implementation of well-defined business strategies and maximizing efficiency in the combination of factors which impact the Capital Adequacy Ratio (Basel) .

  We present the Capital Adequacy Ratio II in the chart below

Calculation basis – Capital Adequacy Ratio (Basel II) (1)	R$ thousand
	2010				2009
	June 30		March 31		June 30
	Financial	Economic- financial	Financial	Economic- financial	Financial	Economic- financial
Calculation basis – Capital Adequacy Ratio (Basel)	44,295,323	44,295,323	43,087,366	43,087,366	37,276,765	37,276,765
Reduction for tax credits – Bacen Resolution 3,059/02	-	-	-	-	(143,179)	(143,179)
Reduction for deferred assets – Bacen Resolution 3,444/07	(357,852)	(441,456)	(315,872)	(433,638)	(229,391)	(270,090)
Decrease in gains/losses of mark-to-market adjustments in DPV and derivatives – Bacen Resolution 3,444/07	1,751,725	1,751,725	1,346,716	1,346,716	1,975,119	1,975,119
Additional provision to the minimum required by Bacen Resolution 2,682/99 (3)	-	-	3,004,207	3,004,968	2,991,019	2,991,834
Minority interest/other	164,029	677,949	168,787	816,547	429,570	354,527
Reference shareholders’ equity - Tier I	45,853,225	46,283,541	47,291,204	47,821,959	42,299,903	42,184,976
Total of gains/losses of adjustments to market value in Available for Sale (DPV) and derivatives – Bacen Resolution 3,444/07	(1,751,725)	(1,751,725)	(1,346,716)	(1,346,716)	(1,975,119)	(1,975,119)
Subordinated debt (3)	8,607,645	8,607,645	9,816,056	9,816,056	10,248,535	10,248,535
Reference shareholders’ equity – Tier II	6,855,920	6,855,920	8,469,340	8,469,340	8,273,416	8,273,416
Total reference shareholders’ equity (Tier I + Tier II)	52,709,145	53,139,461	55,760,544	56,291,299	50,573,319	50,458,392
Deduction of instruments for funding - Bacen Resolution 3,444/07	(89,593)	(233,649)	(84,931)	(228,458)	(61,142)	(321,495)
Reference shareholders’ equity (a)	52,619,552	52,905,812	55,675,613	56,062,841	50,512,177	50,136,897
Capital allocation (by risk)
- Credit risk	34,824,557	34,754,633	34,655,230	34,871,767	30,243,790	30,827,912
- Market risk	134,901	134,901	202,277	202,277	495,702	1,036,618
- Operational risk (4)	1,677,756	1,677,756	1,677,756	1,677,756	570,527	570,527
Required reference shareholders’ equity (b)	36,637,214	36,567,290	36,535,263	36,751,800	31,310,019	32,435,057
Margin (a – b)	15,982,338	16,338,522	19,140,350	19,311,041	19,202,158	17,701,840
Risk-weighted assets (2) (c)	333,065,578	332,429,906	332,138,752	334,107,270	284,636,536	294,864,151
Capital adequacy ratio (a/c) (3)	15.80%	15.91%	16.76%	16.78%	17.75%	17.00%
(1)

  Article 4 of Bacen Circular Letter 3,389/08 gives the option to exclude position sold in foreign currency for purposes of ascertaining the Capital Adequacy Ratio, also computing tax effects, carried out with the purpose of hedging investments abroad. Bradesco opted to do this on September 2008;

(2)	As of July 1, 2008, with the New Basel Capital Accord, risk-weighted assets are determined based on 11%, required reference shareholders’ equity which is the minimum capital required by Bacen;
(3)

  The index calculated in June 2010 comprises the effect of early redemption of funding amounting to US$300,000 thousand of perpetual subordinated debt issued in June 2005 and the effect of the revocation, as of April 2010, CMN Resolution 3,674/07 which allowed the full addition of the additional provision for loan losses at the calculation of the Reference Shareholders’ Equity ; and

(4)	As set forth by Circular Letters 3,383/08 and 3,476/09, we point out that, as of July 2010, capital allocation includes the Economic-Financial Consolidation.

Notes to the Consolidated Financial Statements

  b) Market value

  The book value, net of provisions for losses of the main financial instruments is as follows:

Portfolios	R$ thousand
	Unrealized gain (loss) without tax effects
	Book value	Market value	In the result			In shareholders’ equity
	2010		2010		2009	2010		2009
	June 30		June 30	March 31	June 30	June 30	March 31	June 30
Securities and derivative financial instruments (Notes 3e, 3f and 8)	156,754,995	160,150,314	3,290,205	4,167,360	2,074,514	3,395,319	3,602,028	2,550,600
- Adjustment of available-for-sale securities (Note 8 cII)			(105,114)	565,332	(476,086)	-	-	-
- Adjustment of held-to-maturity securities (Note 8d item 7)			3,395,319	3,602,028	2,550,600	3,395,319	3,602,028	2,550,600
Loan and leasing operations (1) (Notes 3g and 10)	208,587,871	208,766,145	178,274	494,029	36,817	178,274	494,029	36,817
Investments (Notes 3j and 13) (2)	1,553,104	8,080,669	6,527,565	7,120,175	6,727,113	6,527,565	7,120,175	6,727,113
Treasury shares (Note 23d)	-	-	-	-	-	-	-	(657)
Time deposits (Notes 3n and 16a)	96,823,703	96,673,136	150,567	150,144	53,827	150,567	150,144	53,827
Funds from issuance of securities (Note 16c)	12,729,361	12,720,456	8,905	6,423	4,889	8,905	6,423	4,889
Borrowing and onlending (Notes 17a and 17b)	35,033,291	34,963,277	70,014	95,866	50,208	70,014	95,866	50,208
Subordinated debts (Note 19)	23,384,611	24,383,652	(999,041)	(1,123,197)	(293,306)	(999,041)	(1,123,197)	(293,306)
Unrealized gains without tax effects			9,226,489	10,910,800	8,654,062	9,331,603	10,345,468	9,129,491

(1)	Includes advances on foreign exchange contracts, leasing operations and other receivables with credit features; and
(2)	Basically includes the surplus of interest in Cielo (former Visanet), Odontoprev, BM&FBovespa and Cetip.

Notes to the Consolidated Financial Statements

  Determination of market value of financial instruments:

    Securities and derivative financial instruments, investments, subordinated debts and treasury shares are based on the market price on the balance sheet date. Should there be no available market price quotations, amounts are estimated based on the prices quoted by dealers, on price definition models, quotation models or quotations for instruments with similar characteristics;

    Fixed rate loan operations were determined by discounting estimated cash flows, using interest rates applied by the Bradesco Organization for new contracts with similar features. These rates are compatible with prices practiced in the market on the balance sheet date; and

    Time deposits, funds from issuance of securities and borrowing and onlending were calculated by discounting the difference between the cash flows under the contract terms and the rates practiced in the market on the balance sheet date.

  33) EMPLOYEE BENEFITS

  Bradesco and its subsidiaries sponsor a supplementary private pension plan for employees and directors, in the PGBL modality, which is a private defined contribution pension plan that allows the accumulation of financial resources by participants over their professional careers through contributions paid by themselves and the sponsoring company. The related resources are invested in Exclusive investment Fund (FIE).

  PGBL is managed by Bradesco Vida e Previdência S.A. and Bradesco Asset Management (BRAM). The Securities Dealer company (DTVM) is responsible for the financial management of FIE funds.

  Contributions paid by employees and directors of Bradesco and its subsidiaries are equivalent to 4% of the salary, except for participants who, in 2001, opted to migrate to the defined contribution plan (PGBL) plan from the defined benefit plan, whose contributions to the PGBL plan were maintained at the levels in force for the defined benefits plan at the time of migration, respecting nevertheless the 4% minimum.

  The actuarial liabilities of defined contribution plan (PGBL) are fully covered by the net assets of the corresponding FIE.

  In addition to the aforementioned plan (PGBL), former participants who chose to migrate from the defined benefit plan are guaranteed a proportional deferred benefit, corresponding to their accumulated rights in this plan. For participants of the defined benefit plan, migrated or not to the PGBL plan, retired participants and pensioners, the present value of the plan’s actuarial liabilities is fully covered by plan assets.

  Banco Alvorada S.A. (merging company of Banco Baneb S.A.) maintains supplementary retirement plans of defined contribution and defined benefit, through Fundação Baneb de Seguridade Social -Bases (related to former employees of Baneb). The actuarial liabilities of defined contribution and defined benefit plans are fully covered by assets of the plans.

  Banco Bradesco BBI S.A. (current name of Banco BEM S.A.) sponsors supplementary retirement plans of both defined benefit and defined contribution types, through the Assistance and Retirement Pension Fund for the Employees of the Bank of the State of Maranhão (Capof).

  Alvorada Cartões, Crédito, Financiamento e Investimento S.A. (Alvorada CCFI) (merging company of Banco BEC S.A.) sponsors a defined benefit plan by means of the Private Pension Plan Fund of the Bank of the State of Ceará (Cabec).

Notes to the Consolidated Financial Statements

  The assets of the private pension plans are invested in compliance with the applicable legislation (government securities and private securities, listed company shares and real estate properties).

  Bradesco’s facilities abroad provide their employees and directors with a private pension plan in compliance with the rules set forth by local authorities, which authorize to accumulate funds during the participant’s professional career.

  Expenses with contributions made in the first half of 2010 amounted to R$142,544 thousand (in the first half of 2009 – R$95,160 thousand) and R$69,275 thousand in the second quarter of 2010 (R$73,269 thousand in the first quarter of 2010).

  In addition to this benefit, Bradesco and its subsidiaries offer their employees and directors several other benefits including: health insurance, dental care, life and personal accident insurance, as well as professional training, the expenses for which, including the aforementioned contributions, amounted to R$879,258 thousand in the first half of 2010 (in the first half of 2009 – R$762,428 thousand) and R$450,347 thousand in the second quarter of 2010 (R$428,911 thousand in the first quarter of 2010).

  34) INCOME TAX AND SOCIAL CONTRIBUTION

  a) Calculation of income tax and social contribution charges

	R$ thousand
	2010			2009
	2nd quarter	1st quarter	1st half	1st half
Income before income tax and social contribution	3,519,620	2,689,696	6,209,316	6,472,999
Total income tax and social contribution at rates of 25% and 15%, respectively (1)	(1,407,848)	(1,075,878)	(2,483,726)	(2,589,200)
Effect of additions and exclusions on the tax calculation:
Equity in the earnings of unconsolidated companies	7,606	11,502	19,108	7,622
Exchange gain/(loss)	24,265	30,540	54,805	(580,467)
Non-deductible expenses, net of non-taxable income	(72,203)	(56,769)	(128,972)	(49,341)
Tax credits recorded from previous periods	-	241,732	241,732	-
Interest on shareholders’ equity (paid and payable)	246,774	243,210	489,984	421,715
Effect of the difference of the social contribution rate (2)	190,614	152,209	342,823	258,714
Other amounts	(85,789)	(115,864)	(201,653)	88,519
Income tax and social contribution for the period	(1,096,581)	(569,318)	(1,665,899)	(2,442,438)

(1) The social contribution rate for companies of the financial and insurance sectors was increased to 15%, according to Law 11,727/08, remaining at 9% for other companies (Note 3h); and
(2) Refers to the adjustment of the effective rate of social contribution in relation to the rate (40%) shown.

Notes to the Consolidated Financial Statements

  b) Breakdown of income tax and social contribution in the result

	R$ thousand
	2010			2009
	2nd quarter	1st quarter	1st half	1st half
Current taxes:
Income tax and social contribution payable	(1,611,692)	(1,486,130)	(3,097,822)	(4,186,806)
Deferred taxes:
Amount recorded/realized for the period on temporary additions	656,988	661,483	1,318,471	1,687,329
Use of opening balances of:
Negative basis of social contribution	(31,972)	(55,047)	(87,019)	(133,702)
Tax loss	(93,827)	(153,724)	(247,551)	(309,270)
Tax credits recorded from previous periods
Negative basis of social contribution	-	12,102	12,102	-
Tax loss	-	33,617	33,617	-
Temporary additions	-	196,013	196,013	-
Recording/utilization in the period on:
Negative basis of social contribution	5,594	11,117	16,711	24,090
Tax loss	(21,672)	211,251	189,579	475,921
Total deferred taxes	515,111	916,812	1,431,923	1,744,368
Income tax and social contribution for the period	(1,096,581)	(569,318)	(1,665,899)	(2,442,438)

Notes to the Consolidated Financial Statements

  c) Origin of tax credits of deferred income tax and social contribution

	R$ thousand
	Balance on 12.31.2009	Amount recorded (3)	Amount realized	Balance on 6.30.2010	Balance on 3.31.2010	Balance on 6.30.2009
Allowance for loan losses	7,724,064	2,167,986	1,503,299	8,388,751	7,920,438	6,564,833
Provision for civil contingencies	827,553	172,888	76,805	923,636	895,348	689,974
Provision for tax contingencies	1,970,367	455,671	14,872	2,411,166	2,265,948	1,980,001
Labor provisions	578,623	137,867	94,904	621,586	605,162	578,588
Provision for devaluation of securities and investments	121,010	6,963	14,375	113,598	120,732	136,021
Provision for devaluation of foreclosed assets	104,500	15,389	12,771	107,118	107,140	101,747
Adjustment to market value of trading securities	13,317	3,666	441	16,542	14,251	11,804
Amortized goodwill	1,031,107	19,530	100,860	949,777	992,003	1,111,993
Provision for interest on shareholders’ equity (1)	-	231,802	-	231,802	208,948	363,060
Law 11,638/07 adjustments	93,665	10,795	5,432	99,028	106,308	92,040
Other	1,787,044	303,305	187,619	1,902,730	1,872,468	1,543,348
Total tax credits over temporary differences	14,251,250	3,525,862	2,011,378	15,765,734	15,108,746	13,173,409
Tax losses and negative basis of social contribution in Brazil and abroad	1,119,281	252,009	334,570	1,036,720	1,178,597	1,425,619
Subtotal	15,370,531	3,777,871	2,345,948	16,802,454	16,287,343	14,599,028
Adjustment to market value of available-for-sale securities	51,388	188,631	4,985	235,034	22,455	377,210
Social contribution – Provisional Measure 2,158-35 of August 24, 2001 (2)	270,123	-	34,134	235,989	247,247	381,367
Total tax credits (Note 11b)	15,692,042	3,966,502	2,385,067	17,273,477	16,557,045	15,357,605
Deferred tax liabilities (Note 34f)	3,985,467	1,245,044	354,904	4,875,607	4,455,906	3,803,160
Tax credits net of deferred tax liabilities	11,706,575	2,721,458	2,030,163	12,397,870	12,101,139	11,554,445
- Percentage of net tax credits over reference shareholders’ equity (Note 32a)	20.9%			23.4%	21.6%	23.0%
- Percentage of net tax credits over total assets	2.3%			2.2%	2.3%	2.4%

(1)	The tax credit relative to interest on shareholders’ equity is recorded up to the limit allowed by the tax law;
(2)	Up to the end of the year, Bradesco expects to realize R$30,434 thousand, which will be recorded upon use (item d); and
(3)	Includes tax credit related to the increase in the social contribution rate for companies in the financial and insurance sectors, established by Law 11,727/08, equivalent to R$200,170 thousand (Note 3h).

Notes to the Consolidated Financial Statements

  d) Expected realization of tax credits over temporary differences, tax loss and negative basis of social contribution and social contribution tax credit – Provisional Measure 2,158-35

	R$ thousand
	Temporary differences		Tax loss and negative basis		Total
	Income tax	Social contribution	Income tax	Social contribution
2010	1,223,901	724,259	134,999	23,653	2,106,812
2011	2,435,720	1,198,803	198,981	71,069	3,904,573
2012	2,677,001	1,323,319	184,089	68,145	4,252,554
2013	1,779,505	890,387	135,327	28,816	2,834,035
2014	2,184,041	1,102,967	121,037	32,049	3,440,094
2015 (1st half)	146,718	79,113	38,466	89	264,386
Total	10,446,886	5,318,848	812,899	223,821	16,802,454

	R$ thousand
	Social contribution tax credit - Provisional Measure 2,158–35
	2010	2011	2012	2013	2014	Total
Total	30,434	17,287	76,467	81,727	30,074	235,989

  The projected realization of tax credits is an estimate and it is not directly related to the expected accounting income.

  The present value of tax credits, calculated based on the average funding rate, net of tax effects, amounts to R$15,340,284 thousand (March 31, 2010 – R$14,809,989 thousand and June 30, 2009 –R$13,820,715 thousand), of which R$14,189,571 thousand (March 31, 2010 – R$13,519,605 thousand and June 30, 2009 – R$12,127,379 thousand) is relative to temporary differences, R$939,719 thousand (March 31, 2010 – R$1,071,383 thousand and June 30, 2009 – R$1,351,848 thousand) to tax losses and negative basis of social contribution and R$210,994 thousand (March 31, 2010 – R$219,001 thousand and June 30, 2009 – R$341,488 thousand) comprises tax credit over social contribution – Provisional Measure 2,158-35.

  e) Unrecorded tax credits

  Tax credits of R$74,693 thousand (March 31, 2010 – R$74,152 thousand and June 30, 2009 –R$68,851 thousand) have not been recorded in the financial statements, and will be recorded when prospects of realization are probable according to studies and analyses prepared by the Management and in accordance with Bacen rules.

  Due to the Ação Direta de Inconstitucionalidade (lawsuit filed at the Supreme Court claiming the unconstitutionality of a law approved by congress) filed by CONSIF against Law 11,727/08, Articles 17 and 41, tax credits from previous periods arising from the Social Contribution rate increase from 9% to 15% were recorded up to the limit of the corresponding consolidated tax liabilities. The unrecognized tax credit balance related to the Social Contribution rate increase not recorded amounts to R$612,617 thousand (note 3h).

Notes to the Consolidated Financial Statements

  f) Deferred tax liabilities

	R$ thousand
	2010		2009
	June 30	March 31	June 30
Mark-to-market adjustment of derivative financial instruments	245,687	311,713	611,124
Difference in depreciation	3,720,665	3,427,393	2,452,140
Operations in the market for future settlement	198,202	82,178	31,645
Others	711,053	634,622	708,251
Total	4,875,607	4,455,906	3,803,160

  The deferred tax liabilities of financial and insurance sector companies were established considering the increase of the social contribution rate, determined by Law 11,727/08 (Note 3h).

  35) OTHER INFORMATION

  a) The Bradesco Organization manages investment funds and portfolios with net assets on June 30, 2010 of R$263,296,711 thousand (March 31, 2010 - R$258,562,728 thousand and June 30, 2009 –R$211,692,920 thousand).

  b) In the first half of 2010, continuing with the reversal of anti-crisis measures taken at the end of 2008, BACEN altered the mandatory payment calculation system, which had the following impacts:

  Changes in the first quarter of 2010

Description	Previous rule	Current rule
Decrease in Bacen additional compulsory deposit requirement collected from demand deposits, savings deposits and time deposits	Bacen collects the amount that exceeds R$1 billion	Use of reducing agents for institutions with Reference Equity lower than R$5 billion
Rate to calculate Bacen additional compulsory deposit requirement collected from demand and time deposits	Demand deposits - 5%	Demand deposits - 8%
	Time deposits - 4%	Time deposits - 8%
Decrease in the amount subject to collections over time deposits (1)	Bacen collects the amount that exceeds R$2 billion	Use of reducing agents for institutions with Reference Equity lower than R$5 billion
Calculation rate of compulsory deposits on time deposits(1)	13.5%	15%
Compliance with Bacen compulsory deposit requirement collected from time deposits (1)

  45% in government securities and 55% in cash, not remunerated may be replaced by credits acquired up to March 31, 2010 from financial institutions, basically derived from (i) loan operations; (ii) receivables from leasing operations; (iii) advances and other issuance credits or liability of non-financial individuals and corporations, (iv) interbank deposits with guaranteed assets provided for by laws; (v) fixed income securities issued by non-financial entities, composing the institution’s portfolio or investment funds; (vi) receivables pertaining to Receivables Securitization Funds (FIDC); (vii) FIDC quotas organized by the Deposit Guarantee Association (FGC); and (viii) foreign currency acquisitions with Bacen made with financial institution’s resale commitment, combined with Bacen’s repurchase commitment, only accepting the deduction of credits acquired from institutions whose Reference Shareholders’ Equity reaches up to R$2.5 billion

100% in cash remunerated at the Selic rate, which may be deduced in up to 45% of the acquisitions and interbank deposits acquired up to June 30, 2010, postponed to December 30, 2010.
(1) The Financial Statements were impacted as of April 2010.

Notes to the Consolidated Financial Statements

  Changes in the second quarter of 2010

Description	Previous rule	Current rule
Rate for rural loan liabilities (2)	30%	29%
Calculation rate of compulsory deposits on demand deposits(2)	42%	43%
(2) The financial statements will be impacted as of July 2010.

  c) On June 2, 2010, Bradesco completed acquisition of controlling interest in Ibi Service S. de R.L. México (Ibi México) and RFS Human Management S. de R.L., a subsidiary of Ibi México, for 2,104.0 million Mexican pesos, corresponding to approximately R$297.6 million.

  Ibi México has a loan portfolio of 1,447.6 million Mexican pesos, corresponding to R$204.7 million, shareholders’ equity of 1,937.3 million Mexican pesos, or approximately R$274.0 million, in addition to 1.3 million active credit cards.

  This operation comprises a 20-year term partnership with C&A México S. de R.L. (C&A México) to jointly sell financial products and service through the C&A México store chain on an exclusive basis.

  d) As part of the process of convergence with international accounting standards, certain rules and their interpretation were issued by the Brazilian Accounting Pronouncements Committee (CPC), which are applicable to financial institutions only after approval by BACEN. The accounting standards which have been approved by BACEN include the following:

    Resolution 3,566/08 – Impairment of Assets;

    Resolution 3,604/08 – Statement of Cash Flow;

    Resolution 3,750/09 – Related-Party Disclosures; and

    Resolution 3,823/09 – Provisions, Contingent Liabilities and Contingent Assets.

  At present, it is not practicable to estimate when BACEN will approve the other CPC accounting standards or whether their adoption, subsequent to approval, will be effective for future periods, or applicable retroactively. As a result, it is not yet possible to estimate the accounting effects of these standards on Bradesco’s financial statements.

  CMN Resolution 3,786/09 and Circular 3,472/09 established that financial institutions and others authorized to operate by Bacen, constituted as publicly held companies or which are obliged to form an Audit Committee shall, as from December 31, 2010, prepare annually and publish in up to 90 days from the base date December 31, their consolidated financial statements, prepared in accordance with international financial reporting standards (IFRS), in compliance with standards issued by the International Accounting Standards Board. (IASB). Accordingly, Bradesco is currently analyzing the accounting effects of the transition to IFRS and will conclude this process within the deadlines established by Bacen.

  e) On April 27, a Memorandum of Understanding was signed between Bradesco and Banco do Brasil to create a company that will manage a new Brazilian brand of credit, debit and prepaid cards to account holders and customers that do not hold an account, named Elo, which will have to, among other activities, format new businesses for private label cards.

  f) On July 13, 2010, Bradesco completes the operation to acquire shares held by Santander Espanha in the companies listed below, according to the proposal presented to the group on April 23, 2010:

Notes to the Consolidated Financial Statements

    Cielo S.A. (“Cielo”), corresponding to 2.09% of the capital for the amount of R$431.7 million; and

    Companhia Brasileira de Soluções e Serviços (CBSS), corresponding to 10.67% of the capital for the amount of R$141.4 million.

  As a result of this transaction, Bradesco Organization’s stake in Cielo will increase from 26.56% to 28.65% and in CBSS from 34.33% to 45.00%, strengthening its percentage of ownership in companies operating in the credit card market. The operation was submitted to the approval of the competent authorities.

Management Bodies

  Reference Date: June 30, 2010.

Board of Directors
Chairman	Department Directors	Compensation Committee
Lázaro de Mello Brandão	Adineu Santesso	Lázaro de Mello Brandão - Coordinator
	Airton Celso Exel Andreolli	Antônio Bornia
Vice-Chairman	Alexandre da Silva Glüher	Mário da Silveira Teixeira Júnior
Antônio Bornia	Alfredo Antônio Lima de Menezes	Márcio Artur Laurelli Cypriano
	Altair Antônio de Souza	Luiz Carlos Trabuco Cappi
Members	Amilton Nieto
Mário da Silveira Teixeira Júnior	André Bernardino da Cruz Filho	Audit Committee
Márcio Artur Laurelli Cypriano	André Marcelo da Silva Prado	Carlos Alberto Rodrigues Guilherme - Coordinator
João Aguiar Alvarez	André Rodrigues Cano	José Lucas Ferreira de Melo
Denise Aguiar Alvarez	Antonio de Jesus Mendes	Romulo Nagib Lasmar
Luiz Carlos Trabuco Cappi	Antonio José da Barbara	Osvaldo Watanabe
Carlos Alberto Rodrigues Guilherme	Arnaldo Nissental
Ricardo Espírito Santo Silva Salgado	Cassiano Ricardo Scarpelli	Compliance and Internal Control Committee
	Clayton Camacho	Mário da Silveira Teixeira Júnior – Coordinator
Board of Executive Officers	Denise Pauli Pavarina	Carlos Alberto Rodrigues Guilherme
	Douglas Tevis Francisco	Domingos Figueiredo de Abreu
Executive Officers	Fernando Barbaresco	Milton Matsumoto
	Fernando Roncolato Pinho	Marco Antonio Rossi
Chief Executive Officer	Jair Delgado Scalco	Alexandre da Silva Glüher
Luiz Carlos Trabuco Cappi	Jean Philippe Leroy	Clayton Camacho
	João Albino Winkelmann	Roberto Sobral Hollander
Executive Vice-Presidents	José Luiz Rodrigues Bueno	Frederico William Wolf
Laércio Albino Cezar	José Maria Soares Nunes
Arnaldo Alves Vieira	Josué Augusto Pancini	Executive Disclosure Committee (Non-Statutory)
Sérgio Socha	Júlio Alves Marques	Domingos Figueiredo de Abreu - Coordinator
Julio de Siqueira Carvalho de Araujo	Laércio Carlos de Araújo Filho	Julio de Siqueira Carvalho de Araujo
José Luiz Acar Pedro	Lúcio Rideki Takahama	José Luiz Acar Pedro
Norberto Pinto Barbedo	Luiz Alves dos Santos	Milton Matsumoto
Domingos Figueiredo de Abreu	Luiz Carlos Angelotti	Marco Antonio Rossi
	Luiz Carlos Brandão Cavalcanti Júnior	Samuel Monteiro dos Santos Júnior
Managing Directors	Luiz Fernando Peres	Antonio José da Barbara
José Alcides Munhoz	Marcelo de Araújo Noronha	José Maria Soares Nunes
Milton Matsumoto	Marcos Bader	Luiz Carlos Angelotti
Odair Afonso Rebelato	Marcos Daré	Moacir Nachbar Junior
Aurélio Conrado Boni	Marcos Villanova	Paulo Faustino da Costa
Ademir Cossiello	Mario Helio de Souza Ramos
Sérgio Alexandre Figueiredo Clemente	Marlene Morán Millan	Ethical Conduct Committee
Candido Leonelli	Moacir Nachbar Junior	Milton Matsumoto - Coordinator
Maurício Machado de Minas	Nilton Pelegrino Nogueira	Carlos Alberto Rodrigues Guilherme
	Nobuo Yamazaki	Arnaldo Alves Vieira
	Octavio Manoel Rodrigues de Barros	José Luiz Acar Pedro
	Paulo Aparecido dos Santos	Domingos Figueiredo de Abreu
	Paulo Faustino da Costa	Odair Afonso Rebelato
	Roberto Sobral Hollander	Marco Antonio Rossi
	Walkiria Schirrmeister Marquetti	Alexandre da Silva Glüher
Clayton Camacho
	Directors	José Luiz Rodrigues Bueno
	Antonio Chinellato Neto	Júlio Alves Marques
	Aurélio Guido Pagani	Roberto Sobral Hollander
	Cláudio Fernando Manzato	Glaucimar Peticov
	José Ramos Rocha Neto	Frederico William Wolf
Octávio de Lazari Júnior
	Osmar Roncolato Pinho	Integrated Risk Management and Capital Allocation Committee
Luiz Carlos Trabuco Cappi - Coordinator
Laércio Albino Cezar
	Regional Officers	Arnaldo Alves Vieira
	Alex Silva Braga	Sérgio Socha
	Almir Rocha	Julio de Siqueira Carvalho de Araujo
	Antonio Gualberto Diniz	José Luiz Acar Pedro
	Antonio Piovesan	Norberto Pinto Barbedo
	Delvair Fidencio de Lima	Domingos Figueiredo de Abreu
	Diaulas Morize Vieira Marcondes Junior	Milton Matsumoto
	Francisco Aquilino Pontes Gadelha	Ademir Cossiello
	Francisco Assis da Silveira Junior	Marco Antonio Rossi
	Geraldo Dias Pacheco	Roberto Sobral Hollander
João Alexandre Silva
	João Carlos Gomes da Silva	Fiscal Council
	José Sergio Bordin	Members
	Mauricio Gomes Maciel	Nelson Lopes de Oliveira - Coordinator
	Volnei Wulff	Domingos Aparecido Maia
	Wilson Reginaldo Martins	Ricardo Abecassis Espírito Santo Silva

Substitute Members
João Batistela Biazon
Jorge Tadeu Pinto de Figueiredo
Renaud Roberto Teixeira

Ombudsman Department
Júlio Alves Marques – Ombudsman

General Accounting Committee
Luiz Carlos Angelotti
Accountant-CRC 1SP203959/O-0

Summary of the Audit Commitee's Report

  Corporate Governance and its Respective Responsibilities

  The Board of Directors of Banco Bradesco S.A. opted for a single Audit Committee for all the companies composing the Financial Conglomerate, including Grupo Bradesco de Seguros e Previdência (Insurance Group).

  The Management is in charge of defining and implementing managerial information systems that produce the financial statements of the companies comprising Bradesco Organization, pursuant to the Brazilian corporation law, the accounting principles adopted in Brazil and the National Monetary Council rules, the Brazilian Central Bank, CVM rules, CNSP – National Council of Private Insurances, Susep - Private Insurance Superintendence and ANS – National Agency for Supplementary Health.

  The Management is also responsible for processes, policies and internal control procedures that ensure the protection of assets, the appropriate recognition of liabilities and management of risks resulting from the Bradesco Organization's operations.

  The Independent Audit is in charge of examining the financial statements and issuing a report on their compliance with the accounting principles. Additionally, as a result of its works for the purpose of issuing the aforementioned report, it also advises on accounting procedures and internal controls, without prejudice to other reports to be prepared, such as quarterly limited reviews for the Brazilian Central Bank and the CVM.

  It is incumbent upon the Internal Audit (General Inspectorate Department) to check the quality of Bradesco Organization’s control systems and the regularity of policies and procedures established by the Management, including those adopted in the preparation of accounting and financial reports.

  It is incumbent upon the Audit Committee to assess the quality and the effectiveness of Internal and Independent Audits, the effectiveness and sufficiency of Bradesco Organization’s control systems and to analyze the financial statements by providing the relevant recommendations, when applicable.

  Among the Audit Committee’s duties, those required by the U.S. Sarbanes-Oxley Act related to companies listed on U.S. Securities and Exchange Commission and quoted in the New York Stock Exchange are also included.

  The Audit Committee’s charter is available on the website www.bradesco.com.br, Corporate Governance webpage.

  Activities performed in the first half of 2010

  The Audit Committee attended 91 meetings with business, control and risk management areas, and with internal and independent auditors, checking the information about the issues considered relevant or critical, by means of different sources.

  The Audit Committee work program for 2010 is focused on Bradesco Organization’s main processes and products. Among the most relevant aspects, we point out:

    preparation and disclosure of financial reports to shareholders and external users of the accounting-financial information and the effects produced by the changes in the accounting rules, in view of Law 11,638/2007 and related rules;

    management and market risk control systems, credit and operating risks, preparation for the use of internal models in line with the conditions set forth by the New Basel Capital Accord (Basel II) and Brazilian Central Bank’s rules on the matter with emphasis on monitoring the application procees to obtain authorization to use internal market risk models. The leaflet, which follows the model of Circular 3,478/2009, was registered at the Brazilian Central Bank in the opening period, on June 30, 2010;

    improvements of internal control systems derived from projects in Technology and Risk Management areas.

  Internal Control Systems

  Based on the work program and agenda established for 2010, the Audit Committee informed and assessed its quality of main processes within the Organization and their managers’ commitment to their continuous improvement.

  At the meetings with Bradesco Organization’s areas, the Audit Committee had the opportunity to suggest manners in which to improve process to the Board of Directors, as well as to monitor the corrections of gaps identified by the audit firm in carrying out their duties in business areas.

Summary of the Audit Commitee's Report

  Based on the information and remarks collected, the Audit Committee deems that the internal control system of Bradesco Organization is suitable to the size and complexity of its business and was structured to ensure the efficiency of its operations, financial report-generating systems, as well as the compliance with internal and external rules to which the transactions are subject.

  Independent Auditor

  The planning of independent audit works for 2010 was discussed with PricewaterhouseCoopers Auditores Independentes (Price) and, throughout the semester, the audit teams responsible for the services presented results and major conclusions to the Audit Committee.

  The material issues pointed out in the report on the study and the evaluation of accounting and internal controls systems, prepared in connection with the examination of the financial statements and respective recommendations for the improvement of these systems, were discussed with the Committee which requested the monitoring of the implementations and improvements in the areas in charge.

  Based on the planning submitted by auditors and on the subsequent discussions on results, the Committee deemed the works developed by the teams as adequate to the Organization’s business.

  Internal Audit

  The Committee requested that the Internal Audit consider in its planning for 2010 several works in line with issues covered by the Committee’s agenda.

  Throughout the first half of 2010, the teams in charge of executing planned works reported and discussed the main conclusions on process and inherent risks with the Audit Committee.

  Based on discussions on Internal Audit planning, focusing on risks, processes and on the presentation of results, the Audit Committee believes that the Internal Audit has properly met its demands, enabling the members of the Committee to develop opinions on the matters discussed.

  Consolidated Financial Statements

  In the first half of 2010, the Committee held meetings with the General Accounting, Planning, Budget, Control and Internal Audit departments to assess the monthly, quarterly and half-yearly financial statements. These meetings analyzed and assessed the aspects of preparing individual and consolidated trial balances and balance sheets, as well as notes to the financial statements and financial reports published jointly with the consolidated financial statements.

  Bradesco’s accounting practices were also considered in the preparation of financial statements, observing the accounting practices adopted in Brazil and in compliance with all applicable laws.

  Prior to the disclosure of the Quarterly Financial Information (IFTs) and half-yearly balance sheets, the Committee held private meetings with Price to assess the aspects of independence and control environment when producing the figures to be disclosed.

  Based on aforementioned reviews and discussions, the Audit Committee recommends to the Board of Directors the approval of the audited financial statements for the half-year ended June 30, 2010.

Cidade de Deus, Osasco, SP, July 27, 2010.

CARLOS ALBERTO RODRIGUES GUILHERME
(Coordinator)

JOSÉ LUCAS FERREIRA DE MELO

ROMULO NAGIB LASMAR

OSVALDO WATANABE

Independent Auditor’s Report

  (A free translation of the original in Portuguese)

  To the Board of Directors
  Banco Bradesco S.A.

  1. We have audited the financial statements of Banco Bradesco S.A. and its subsidiaries, comprising the consolidated balance sheets as of June 30, 2010 and 2009 and the related consolidated statements of income, of changes in stockholders' equity, of cash flows and of value added for the six-month periods then ended. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements.

  2. We conducted our audits in accordance with approved Brazilian auditing standards, which require that we perform the audits to obtain reasonable assurance about whether the financial statements are fairly presented in all material respects. Accordingly, our work included, among other procedures: (a) planning our audits taking into consideration the significance of balances, the volume of transactions and the accounting and internal control systems of the Bank and its subsidiaries, (b) examining, on a test basis, evidence and records supporting the amounts and disclosures in the financial statements and (c) assessing the accounting practices used and significant estimates made by the Bank’s management, as well as evaluating the overall financial statement presentation.

  3. In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Banco Bradesco S.A. and its subsidiaries at June 30, 2010 and 2009 and the results of their operations, the changes in stockholders' equity, the cash flows and value added of the operations for the six-month periods then ended, in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Brazilian Central Bank.

  4. In connection with our limited reviews of the Quarterly Information of Banco Bradesco S.A. and its subsidiaries as of June 30 and March 31, 2010, not comprising these financial statements, on which we issued reports without exceptions dated July 27, 2010 and April 27, 2010, respectively, we carried out a review of the consolidated balance sheets of Banco Bradesco S.A. and its subsidiaries as of June 30 and March 31, 2010 and of the consolidated statements of income, of changes in stockholders’ equity, of cash flows and of value added, for the quarters ended June 30 and March 31, 2010, which are presented by management to provide additional information on Banco Bradesco S.A. and its subsidiaries. This information is presented for comparison purposes with the financial statements described in paragraph one and is not an integral part of the statutory financial statements, since its presentation is not required in accordance with accounting practices adopted in Brazil.

  São Paulo, July 27, 2010

  Auditores Independentes
  CRC 2SP000160/O-5

  Luís Carlos Matias Ramos
  Contador CRC 1SP171564/O-1

Fiscal Council’s Report

  The undersigned members of the Fiscal Council of Banco Bradesco S.A., in the exercise of their legal and statutory attributions, having examined the Management Report and the Financial Statements related to the first half of 2010 and in view of the report prepared by PricewaterhouseCoopers Auditores Independentes, have the opinion that the aforementioned documents, based on the current corporate law, fairly reflect the Company’s equity and financial position.

  Cidade de Deus, Osasco, São Paulo, July 27, 2010

  Nelson Lopes de Oliveira

  Domingos Aparecido Maia

  Ricardo Abecassis E. Santo Silva

  SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

  Date: August 03, 2010

BANCO BRADESCO S.A.

By:	/S/ Domingos Figueiredo de Abreu
Domingos Figueiredo de Abreu Executive Vice-President and Investor Relations Officer

  FORWARD-LOOKING STATEMENTS

  This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.